4/18

07022716

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Austria Creditanstalt

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

APR 2 3 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34765

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/19/07

082-34765

Member of UniCredit Group

RECEIVED

2007 APR 18 A [illegible]

Bank Austria Creditanstalt

12-31-06 AR/S



2006 Annual Report

Member of UniCredit Group

Bank Austria Creditanstalt



Michelangelo Pistoletto, Embraces Differences 2005, UniCredit collection

2006 Annual Report

For the 2006 financial year, Bank Austria Creditanstalt again offers an interactive online version of its Annual Report. As in previous years, the interactive Annual Report 2006 includes an extended search function, the possibility of comparing specific sections with the same sections in the Annual Report 2005, and the possibility of downloading all tables as Excel files for quick access to and processing of the required financial information.

English: http://annualreport2006.ba-ca.com
German: http://geschaeftsbericht2006.ba-ca.com

Contents

Introduction	**5**
UniCredit Group at a Glance	6
Strategy, Results and Business Model	**15**
Preface by Alessandro Profumo	16
Preface by Erich Hampel	18
Performance and Strategy of BA-CA	20
Retail Division	32
Private Banking & Asset Management Division	38
Corporates Division	44
Markets & Investment Banking Division	50
Central Eastern Europe Division	56
Risk Management	78
Global Banking Services Division	82
Human Resources and Corporate Social Responsibility	**87**
Human Resources	88
Sustainable Management	92
Product ecology	92
Operations ecology	93
Diversity management and corporate social responsibility	94
Consolidated Financial Statements: Management Report of the Group*)	**97**
The Banking Environment in 2006	98
Management Report of Bank Austria Creditanstalt for 2006	100
Consolidated Financial Statements in accordance with IFRSs	**120**
Contents	120
Income statement, balance sheet, statement of changes in equity, cash flow statement	122
Notes to the consolidated financial statements incl. risk report	126
Concluding Remarks of the Management Board	185
Report of the Auditors	186
Report of the Supervisory Board	188
Corporate Governance, Supervisory Board and Management Board of Bank Austria Creditanstalt AG	**191**
Corporate Governance	192
Supervisory Board and Management Board of Bank Austria Creditanstalt AG	194
Supervisory Board	194
Management Board	195
Committees of the Supervisory Board	195
Additional Information	**197**
Income Statement of the BA-CA Group Q1 2006–Q4 2006	198
Income Statement of our Consolidated Banking Subsidiaries in CEE	200
Balance Sheets of our Consolidated Banking Subsidiaries in CEE	202
Glossary	204
Office Network	210
Investor Relations, Notes	216

*) Part of the consolidated financial statements in accordance with IFRSs



Introduction

UniCredit Group at a Glance 6

Walter Obholzer, BlotStreamer 27, 2000, BA-CA's collection

UniCredit Group at a Glance

The First Truly European Bank





Highlights

UniCredit Group is one of the largest banking and financial services organisations in Europe.

In Europe we are one of the leaders in terms of business size and unique in terms of strategic positioning.

Over the years the UniCredit Group has built up a proven track record of value creation:

Customers: 35 m

Employees[1]: over 142,000

Branches[2]: over 7,200

Banking operations in 20 countries

1. Full-time equivalent. KFS Group (including Yapı) considered at 100%.
2. KFS Group (including Yapı) considered at 100%.

Share price as at Dec 31


7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.81
4.28
4.23
5.82
6.64
2002
2003
2004
2005
2006

EPS – Earnings per share (€)


0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.29
0.31
0.34
0.37
2002
2003
2004
2005



UniCredit Group at a Glance continued

The Geographic Presence



We are a global player with coverage in 5 continents

■ Countries where the Group operates via local banks controlled or in which it has a significant equity interest

■ Countries where the Group operates via its own branches, representative offices, small banking subsidiaries, or investment centres (Pioneer).


Munich
Vienna
Milan

The UniCredit Group has a leading position in one of the richest areas in Europe: Bavaria, Austria and Northern Italy.

Per capita GDP (EU27=100)


131
138
129
132
EU27
100
Northern Italy
Bavaria
Austria
Combined

Source: CE inforegio Report as at February 2007 (based on the latest available information)



The Group is also leader in Central and Eastern Europe, an area featuring fast rates of economic growth and the fastest growth rates for banking revenues.
The Group has a significant competitive edge in Central and Eastern Europe: in terms of total assets, revenues and the number of branches.

Total assets (€ bn)


UniCredit
100
2nd ranked group
48.7

Revenues (€ m)


UniCredit
4,379
2nd ranked group
2,406

Branches (no.)


UniCredit
2,956
2nd ranked group
2,633

Source: UniCredit New Europe Research Network - As at end 2005.
Note: 100% of total assets and revenues for controlled companies (stake>50%) and share owned for non-controlled companies; 100% of branches (excluding representative offices); including proforma and acquisitions in 2006.

UniCredit Group at a Glance continued

The Business Model


UniCredit Group
Retail Division
Corporate Division
Private Banking & Asset Management Division
Markets & Investment Banking Division
Poland's Markets Division
CEE Division
Global Banking Services Division

UniCredit has adopted a division-based organisational model that leverages to the utmost the competitive advantages derived from its geographic and business structure, and puts these directly at the service of our customers everywhere in Europe and abroad. The Group's full exploitation of these advantages will also enable it to improve operating efficiency in several areas and to achieve substantial growth in Economic Value Added (EVA) with significant contributions from all business divisions.

UniCredit has identified specialisation as a key success and differentiation factor for establishing a competitive advantage in the European market.

The Group has therefore adopted a division-based business model that can respond with maximum efficiency to the needs of different market segments by offering personalised service models as well as by giving operating divisions full responsibility for determining their own strategies.

The creation of value for UniCredit's customers and other stakeholders is augmented by specialised product factories which can exploit the significant opportunities offered by global businesses and which can, at the same time, create and derive added value in every market in which the Group operates.

The Group has established centres of excellence in selected product areas at the international level (Asset Management, Investment Banking and global product lines such as leasing and consumer credit) in order to make products increasingly competitive and of the highest quality.

UniCredit has taken the strategic decision to manage commercial banking as a multi-site business in Italy, Germany and Austria and to focus on emerging markets (Poland and CEE) at the local level in order to take full advantage of all the growth and value creation opportunities in those markets.

The Group's aim is to be recognised as a domestic player in every market in which it operates by placing a strong emphasis on its presence in local communities.

Key Strategies

- The **Retail Division** will increase its revenues by building on the successful strategy in Italy and by focusing on cost containment in Germany and Austria, achieving high sales productivity through segmented service models and global product factories.
- Growth in the **Corporate Division** will be based on greater penetration of the existing customer base, on expansion into new geographic areas and on strong support from the development of leasing and trade finance services in CEE countries.
- **Private Banking** will adapt the business model already successfully implemented in Italy for the German and Austrian markets. This will increase penetration of the Group's customer base and reduce the cost of acquiring new customers.
- In the **Asset Management Division**, UniCredit Group will realise the significant growth potential in the institutional customer and asset management segments, thanks to acquisitions made in recent years which have resulted in a considerable expansion to the range of products offered. In the retail segment, the Group will leverage the high quality of its advisory services to improve the strength and duration of existing relationships.
- In the **CEE and Poland's Markets Divisions**, UniCredit will take full advantage of its powerful distribution network to exploit profitable opportunities arising from the region's excellent growth prospects. These opportunities will be particularly significant in business areas such as consumer credit, credit cards and asset management.
- The **Markets & Investment Banking (MIB) Division** serves as the Group's global product factory and competence centre for all global financial markets and investment banking services. Its true competitive advantage will be its affiliation with a Group that has a broad base in numerous European markets. UniCredit has significant investment banking positions in Italy, Germany and Austria and an extensive presence in CEE countries. It is in this area that the division is poised to grow significantly with the aim of becoming the preferred investment bank for corporate customers.
- **Global Banking Services** provides strategic support for the sustainable growth of the Group's businesses. The division's objective is to deliver high quality & efficiency services while guaranteeing operational excellence and optimising the Group's internal processes and cost structures by promoting a culture that focuses on cost management, process re-engineering and the continual search for best practice.

The Group is committed to continuing its development of highly specialised global product factories in support of the Group's commercial activities and to serve as well-established counterparties of outside customers.

The Group will also focus on optimising the allocation of capital, with a strong emphasis on high-growth areas and areas with the greatest potential for the creation of value. Synergies made possible by the size achieved will allow the Group to maintain rigorous cost control, which in turn will provide the resources needed to support businesses with the highest growth potential.

Revenues by Division (%)


21
10
14
21
Private Banking & AM
Corporate Banking
CEE & PM
Retail
MIB

Revenues by Geographic Area (%)


10
12
36
9
12
21
Italy
Germany
Austria
Poland
CEE
Others

UniCredit is characterised by the strong diversification of its revenues by business and geographic area. Commercial banking continues to be our main business. Retail banking is the most important source of revenues, generating one-third of the total, followed by corporate banking, which accounts for roughly 20% of the total. The Group is highly focused on international markets, as demonstrated by its revenue breakdown by geographic market. Italy remains the principal market for the Group, but substantial revenues are derived also from Germany, the CEE countries and Austria.

UniCredit Group at a Glance continued

Integrity: a Condition of Sustainability

While profit generation is an essential pre-requisite for ensuring business success and growth, in UniCredit's view it is not, however, sufficient per se.
Profit must be generated with the integrity that promotes reputation, both internally and externally in order to create sustainability.

UniCredit Group emphasises the entrepreneurial ability of its employees. To do that the Group does not simply rely on an effective governance mechanism, but also on a set of shared values to which colleagues can relate in their working life.

The Integrity Charter enshrines the body of these shared values which represent our "Foundations of Integrity": fairness, respect, freedom, transparency, reciprocity and trust.

For each of the main stakeholder groups making up the business (employees, investors, customers/suppliers, local communities), UniCredit has explained how to interpret those values which are considered essential to transform profit into value in a sustainable way.

The aim is to provide a useful behavioural framework for the resolution of the dilemmas that employees inevitably encounter during their everyday activities, and to help them to make responsible and consistent professional decisions.

Employee distribution[1] (%)


25.1
8.6
10.7
18.0
17.9
Others
Italy
Germany
Poland
Turkey
Austria

1. By geographic workplace
Source: internal data as at 31 December 2006

At UniCredit Group, cultural diversity is embraced and seen as a differentiating strength.

The percentage of people coming from the main geographic regions in which UniCredit operates is well balanced.


UniCredit Group
Values Expressed Through Our Behavior ...
... Building Our Reputation ...
... For All of Our Stakeholders
Fairness
Transparency
Respect
Reciprocity
Freedom
Trust
Our key enabler
to transform
our profits
into
sustainable value
Our Colleagues
Our Customers
Our Suppliers
Our Investors
The Local Communities in which We Operate
It is this group identity, together with our strong performance and sense of innovation, which sets us apart from our competitors.
THE INTEGRITY CHARTER
This means paying
in order to make markets ever more open
Fairness in relation to Local Communities
We must be proactive in our relations with all stakeholders, by offering support, services and opportunities without discrimination.
We should promote local development by choosing initiatives that take account of the real needs of communities and local areas and are consistent with the goal of creating sustainable value.
UniCredit Group
Create spaces for discussion and dialogue, in which mutual exchange of information may increase our legitimacy and reputation.
and local culture
your territory
UniCredit Group

Strategy, Results and Business Model

Preface by Alessandro Profumo	16
Preface by Erich Hampel	18
Performance and Strategy of BA-CA	20
Retail Division	32
Private Banking & Asset Management Division	38
Corporates Division	44
Markets & Investment Banking Division	50
Central Eastern Europe Division	56
Risk Management	78
Global Banking Services Division	82

anz Türtscher, untitled, 2003, BA-CA's collection

Preface by Alessandro Profumo



"... BA-CA has the crucial task of continuing to manage the Austrian market successfully and to unlock the full growth potential of the Central and Eastern European countries."

Ladies and Gentlemen,

BA-CA and the entire UniCredit Group can look back at a highly successful 2006.

The speed and effectiveness of the integration between BA-CA, UniCredit and HVB exceeded even our own bold expectations, and the Group and its major members were able to create value and establish a strong foundation for their future growth.

The challenge ahead is to continue to evolve as one of Europe's leading players in financial services, and to take advantage of all relevant opportunities in strong, mature markets such as Austria, as well as in markets with significant growth potential. It is precisely in this context that BA-CA has the crucial task of continuing to manage the Austrian market successfully and to unlock the full growth potential of the Central and Eastern European countries.

In 2006, in order to achieve these goals, we adopted a division-based business model that targets specific customer segments. This model allows us, on the one hand, to achieve the greatest degree of customer satisfaction by personalising service at the local level and, on the other, to take advantage of the Group's potential and size by creating global business areas and centres of excellence. We are confident that our customers in Austria will benefit from the Group's expertise in several business areas and from the global product factories that are able to exploit the Group's economies of scale and knowledge base.
Making BA-CA the sub-holding company for Central and Eastern European countries and assigning it the related management responsibility for all equity investments held in the banks operating in that area, was a natural recognition of the historical role played by BA-CA, and Austria in general, as a bridge to the East.

The recently announced decision to buy out the minority shareholders of BA-CA should be seen as the natural conclusion of the Group's reorganisation process. This decision is merely an effort to streamline the operational and decision-making processes between Group companies, and will also benefit BA-CA given its vital dual role as an Austrian company and the sub-holding company for CEE countries.

The operating and financial results reported in these accounts are more than solid, and they very clearly demonstrate our ability to create value and illustrate the growth opportunities that lie ahead for BA-CA and the Group as a whole.

We are keenly aware that our challenging business goals cannot be achieved without a clear, value-based framework able to inspire the work and behaviour of our employees, whilst preserving their ability to act as entrepreneurs as well as the Group's reputation. In 2006 we took the first steps on this long path by introducing and discussing the Integrity Charter which contains the shared values forming the foundation of our Group's identity.

I would like to end by extending my heartfelt thanks to our colleagues at BA-CA who in 2006 have often worked under conditions of stress and uncertainty. When all is said and done, they are the true architects of our success story, which has only just begun.



Alessandro Profumo
Chief Executive Officer of UniCredit,
Chairman of the Supervisory Board
of Bank Austria Creditanstalt AG

Preface by Erich Hampel

To our shareholders, customers and business partners



"With the integration in UniCredit Group we are thinking and acting in European dimensions, as we have always wanted to do. In business with our customers we operate with the competitiveness of a major international bank, combined with proximity to customers in the regions. The expansion of our network has enhanced our growth opportunities and increased our responsibilities. We will meet the claim to be a truly European bank with the strong commitment of over 50,000 employees in 17 countries."

Ladies and Gentlemen,

2006 was a successful year for Bank Austria Creditanstalt in its operating activities, and it was also marked by significant changes. By the time this report is presented, we will have completed the major steps of our bank's integration in UniCredit Group.

Despite the restructuring measures involved, we can present good results: operating profit improved by one quarter to over € 2 bn, mainly thanks to revenue growth at our CEE banking subsidiaries and in Austrian customer business as well as in the Markets & Investment Banking Division, which again generated excellent net trading income. Costs remain under control, and the efforts we are making in Austria to close the gap to the benchmarks are beginning to prove effective.

Beyond the income components from operating activities, the results for 2006 included large capital gains on the sale of banks which became necessary to implement the target structure in CEE. At the same time we raised credit risk standards and made substantial restructuring provisions, mainly for structural improvements in Austrian customer business, with a view to making the trend in results sustainable. Apart from the good operating performance, these one-off effects are the main factor reflected in the consolidated profit of € 3.0 bn. The bank's equity capital increased to over € 10 bn as at the end of 2006, which means that we are well positioned for our organic growth and the tasks we have ahead of us in CEE. We propose to the Annual General Meeting to raise the dividend from € 2.50 to € 4.00 per share.

For Bank Austria Creditanstalt, 2006 was a year of "widening and deepening".

"Widening" refers especially to the European dimension envisaged by BA-CA when the bank was established. Yet again, we have reached a new size: following the sale of HVB Splitska banka – to meet merger control requirements – and of Bank BPH – to meet new conditions specified by the Polish government –, we took over UniCredit's and HVB's units in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Latvia, Lithuania, Romania, Russia, Slovakia and Turkey in the first quarter of 2007. We are now responsible for markets with a total population of over 300 million. This provides us with new growth prospects while also presenting new challenges in the areas of capital and risk management.

"Deepening" refers to the integration in UniCredit Group, more specifically the implementation of the common business model and the creation of a clear governance structure.

The reorganisation of our Divisions reflects a specialisation geared to the needs of our customers, especially as customer service models and the market segments are of greater relevance than national practice. We want to focus on using best practice, and bring our full weight to bear in our operations internationally. The Markets & Investment Banking Division forms part of a closely-knit unit enabling us to operate effectively in the global financial market. In the asset management business we use the expertise and standing of Pioneer Investments, one of the largest asset managers active on a worldwide basis with assets under management of about € 280 bn. In retail banking we are eager to learn from one another: in Austria we will continue to pursue a forward strategy while focusing on completing structural adjustments, especially with a view to reducing costs. Leveraging on our network in business with international corporate customers, we aim to establish contacts throughout the globe – in this way we will become as international as most of our large corporate customers.

In short, membership of the first truly European bank considerably enhances our status on our markets and our competitiveness in business with customers. And the customer is at the very top of our list of priorities.

Today UniCredit holds 96.35 % of the share capital of its banking subsidiary BA-CA. Together with the ownership structure in CEE and BA-CA's delisting from the stock exchange we are creating a simple structure which fits our business model. Our combined success will be reflected in the UniCredit share, the Group's uniform share.

Business success is based on the professional approach and commitment of our employees in all our banks and regions. I want to thank them particularly for their consistent efforts in pursuing the bank's day-to-day business despite all the structural changes that have taken place, and for their dedication in serving our customers.

We will set about the major tasks ahead of us with enthusiasm and from a position of strength.



Erich Hampel

Chairman of the Management Board
of Bank Austria Creditanstalt AG

Performance and Strategy of BA-CA

As part of UniCredit Group we are the leading bank in our expanded operations perimeter.
We operate with the standing and expertise of a major international bank.
We are both international and local, enabling us to meet the demands of our target customers.

Bank Austria Creditanstalt's integration in UniCredit Group improves the bank's competitiveness. In Austria and CEE we operate with the status and expertise of a major international bank. Our business model focuses on specialisation based on customer needs and best practice within the business divisions. We can make available to the customers of the entire UniCredit Group the advantages of our market position in Austria and Central and Eastern Europe, where we are the clear market leader following the integration of all CEE banks of the Group. We are very well positioned for sustained growth and value enhancement.

Less than two years after the creation of UniCredit Group in mid-2005 we can say, with some pride, that we have created the structures of a truly European bank and are now very close to realising the vision for our bank. 2005 was for Bank Austria Creditanstalt the year in which the decisions were being taken for the future positioning of the bank, 2006, or more precisely, the period between March 2006 and March 2007, was characterised by integration and the implementation of UniCredit Group's business model.

- In this short time, we have created a clear governance structure.

- We aligned our organisational structure and business segment definition with the divisional structure of UniCredit Group.

- We are in the process of implementing our common business model with this new structure. While being customer-oriented, the model uses the synergies and Group benefits of a comprehensive network of leading local banks. In UniCredit Group, "specialisation" has therefore shifted from national frontiers to customer segments with their specific needs. We act and think as internationally as our customers.

- In the past year, in a step-by-step process, we assumed the function of a sub-holding company for Central and Eastern Europe (CEE) with the exception of Poland and Ukraine. The perimeter of our operations has consequently expanded significantly, and the prospects of sustained growth are assured through the responsibility assumed for the successful banks in the new markets.

- Despite these numerous changes, which are reflected in the financial statements for 2006, the bank's operating performance improved further in line with the trend of previous years.

Continuing a historical development

The integration of Bank Austria Creditanstalt in UniCredit Group is a logical step in the context of a long-term development. The changes in the market environment – the opening up of the market, the Single European Market, EU enlargement, the developments in the banking sector, deregulation, concentration – go hand in hand with BA-CA's own corporate history – mergers in Austria, elevation to the international dimension, creation of a bank of a European dimension. BA-CA has always been on the cutting edge of this process of inevitable change.

- The merger and integration to form Austria's leading bank at the end of 1997 and in the subsequent years took place with the intention of creating a first-class Austrian bank. The bank was conceived to be competitive by EU standards while playing an international role in accompanying internationally active corporate customers. The merger that took place in Austria was a success story similar to the bank's operations in CEE. This led to modernisation and, most particularly, to capital market orientation.

- The deepening of the Single European Market and the upturn experienced by the CEE countries after the successful system transformation presented new challenges from the end of the 1990s: the bank was confronted with new dimensions in terms of capital resources and assumption of risk. Sustainable organic growth moreover required the bank to exceed market share thresholds to become a bank with future potential. At the same time, the bank was under pressure from the capital market to produce good results. This prompted the integration with HVB: it doubled the number of business units in CEE to create the largest



network, and the new group became the leading bank in some countries. The mergers unlocked substantial synergies in CEE business. This provided BA-CA with the basis for growth, which was supported by the IPO in mid-2003 making the growth process visible.

● On account of these developments which have taken place in the last nine to ten years, the bank is today confronted with an entirely new environment, even if this is not always recognised or acknowledged. This is true on three counts: **the EU Single Market** and related rules and regulations are being adopted by a growing number of countries. The economies of the first round of enlargement are integrated in the Single Market, the EU's enlargement in 2007 and the accession candidates are again changing the economic and geographical horizon. And new economies with enormous growth potential, countries covering large areas, have also applied for membership of the EU. This will considerably rejuvenate the growth cycle throughout Europe.

The process of economic integration has created new conditions. Industry and service providers are producing goods and creating plans without regard for national borders. They are taking advantage of the opportunities offered by the Single Market to an extent that is already discernible.

And the banking sector… is lagging behind. The Single Financial Market, conceived as counterpart, as an infrastructure for the economy of the Single Market, is – aside from the major financial centres and trade and investment banking – still fragmented. Value creation which is required by the capital market is almost impossible to achieve by banks operating on their own in their respective countries.

➔ Under these conditions, UniCredit Group appeared on the market as the first truly European bank at just the right time.

"Industrialisation" of the banking sector

The banking sector is competing with other industries for the capital of investors. In light of the banking sector's specific risk profile, investors' expectations of a return on their investments require steadily rising value creation which has to be generated by growth and/or increased efficiency. But banks soon reach their national thresholds even after using all their internal rationalisation potential and after unlocking the synergies provided through local mergers. All the more, since their corporate customers are already working with international networks. Private and institutional customers are also availing themselves of global facilities for their investments. And on the supply side, specialised niche providers such as the direct banks have already penetrated the domains of national universal banks with lean business models.

The performance targets can therefore only be met if **economies of scale and scope** are achieved through supra-regional cooperation and the integration of dynamic markets – while of course also meeting the varying local customer needs. Other industries have led the way in this respect; motor vehicle production is a frequently cited example. Motor vehicles are produced by employing substantial capital and state-of the-art technology in numerous locations throughout Europe. The "platform system" permits the design of numerous different models which appeal to local tastes whilst complying with local regulations, but which are based on only few platforms. The franchise is communicated via a clearly discernible brand architecture, with differentiation on the outside and simplification on the inside.

A similar principle can be applied to the banking sector. Although our market in Europe is still very fragmented, this will eventually change for the better. We are now working to create a Single Financial Market, and the day will come when cross-border products and services will be a common feature of retail business. A declared objective of EU policy is to complement the Single Market with the Financial Services Market. This is reflected in the Financial Services Action Plan with its 40 initiatives. A number of Directives are moreover about to be implemented, e.g. for the creation of the Single Euro Payments Area (SEPA), for consumer credit and mortgage credit, and for facilitating the international sale of mutual funds. Once again, protected areas will fall away. In the financial sector we will have a uniform licensing, regulatory and competitive framework – a level playing field – earlier than many anticipate.

➔ With UniCredit as frontrunner we will benefit from these developments and make the most of our competitive advantages through our membership of UniCredit Group.

Performance and Strategy of BA-CA continued

Tasks and strategy of Bank Austria Creditanstalt in UniCredit Group

Pan-European dimensions

The business combination has created UniCredit Group, a bank with operating units in 20 countries. More than 142,000 employees serve about 35 million customers. This large market comprises highly developed yet overbanked markets, including three of the most prosperous regions in Europe, and strongly growing markets in Central and Eastern Europe.

Strategic hub

Two strategic lines of the Group intersect at Bank Austria Creditanstalt: first, the Austrian business segments are part of the divisional network of UniCredit's Divisions. Second, acting as sub-holding company for the Group's banking subsidiaries in Central and Eastern Europe (except Poland and Ukraine), our task is to use the growth opportunities available in young markets in a locally differentiated manner. We hold leading positions in both markets: our market share in Austria as a whole is about 20%, and in some segments and regions it is significantly higher; in CEE, following the bundling of our own subsidiaries with those of UniCredit and HVB, we are market leader by a wide margin – with total assets about double those of the nearest competitor.

To meet the expectations of the capital market with regard to UniCredit Group's performance, we have to make an important contribution in both markets. In the revolving 3-year planning process, our contribution is defined in a top-down and bottom-up process. Implementing the Group strategy, we pursue our activities along the following lines:

Clear governance

Simple and clear decision-making paths are required for managing the complexity of a group with many members.

Creating these institutional conditions was a focal area of our agenda in 2006. The shareholders' agreement (Restated Bank of the Regions Agreement) in the middle of March had paved the way to the transformation which proceeded in several steps – listed in the box on the right. As a result of the various transfers, BA-CA is now the sub-holding company for CEE, with the UniCredit holding company having direct responsibility for Poland's markets (Poland itself and Ukraine) to meet conditions specified by the Polish government. Following the sale of HVB's shares in BA-CA to UniCredit (and after registration of the capital increase), UniCredit now holds 96.3% of BA-CA's share capital. The initiated withdrawal of the BA-CA share from the stock exchange and the compensation to be paid to the minority shareholders are a logical step taken to simplify shareholding structures.

Value-based management and transparency of results

Overall management and control of the bank within UniCredit Group is based on the principles of value-based management. In previous years we introduced added value on equity as a performance measure (adjusted profit in excess of the cost of capital), taking account of the cost of capital not only at the level of business segments and regions, but also for micro control purposes (down to the pricing of individual products). Value-based management provides important guidance for the management of operations in Austria and CEE; it is a standard measure of performance combining growth (development of risk-weighted assets and thus capital allocation) and profitability enhancement as value drivers.

Pillars of BA-CA's strategy

- ➔ The claim: market leader in an expanding perimeter
- ➔ Value creation through growth and efficiency
- ➔ Supraregional divisional network; know-how transfer via global product lines
- ➔ Customer-oriented segmentation
- ➔ Customer satisfaction: "All business is local"
- ➔ Scalable production
- ➔ Networking of regions
- ➔ Gradual development of common infrastructure
- ➔ "From profit to value": diversity, integrity and Group identity

In line with the current 3-year plan, we expect the Austrian business divisions and our growth markets in CEE to deliver strongly increasing value creation. Cross-subsidies between these two areas, and between business segments, are disclosed and eliminated. While we aim to maintain and further improve our market position in Austrian customer business, the main value driver in this area is the improvement in cost efficiency.

In the CEE countries, organic growth requires the allocation of additional capital on which a return has to be generated. Thus performance standards are moving upwards. This means that we will have to maintain the comparatively good return on risk-weighted assets – despite the foreseeable convergence of the CEE banking sector towards West European levels. From the very beginning, we therefore focus on optimal employment of capital in CEE, promoting

Highlights

14 March 2006 Shareholders' agreement on the role of BA-CA within UniCredit Group is presented to the relevant bodies.

3 May The Supervisory Board initiates reorganisation of the divisional structure (adjustment to the organisational structure of UniCredit Group).

30 June BA-CA sells its Croatian subsidiary HVB Splitska banka to Société Générale, a French bank, for about € 1 bn. The sale is effected to comply with merger control requirements.

4 August UniCredit's Board of Directors and BA-CA's Supervisory Board adopt resolutions under which BA-CA will sell to UniCredit its 71.03 per cent interest in the share capital of Bank BPH ("BPH Transfer") and UniCredit will transfer to BA-CA a "CEE Business Unit" comprising UniCredit's shareholdings in banks in Central and Eastern Europe excluding Poland, in exchange for 55 million newly issued BA-CA shares.

11 August BA-CA sets up Regional Centers for serving corporate customers in the Corporates Division.

1 September BA-CA completes the merger of the two Romanian banking subsidiaries HVB Bank Romania and Banca Tiriac to create HVB Tiriac Bank.

12 September UniCredit Group makes decisions on further steps towards creating the new Group structure: HVB's shareholding in BA-CA will be transferred to UniCredit, the Russian bank International Moscow Bank (IMB) and HVB's operations in the Baltic countries will be transferred to BA-CA.

1 October Integration in UniCredit Group's divisional structure is completed.

3 November Closing of the sale of BA-CA's Polish banking subsidiary Bank BPH to UniCredit.

8 November Capital Invest becomes Pioneer Investments Austria.

4 December Management Board adopts a resolution for a capital increase against the contribution in kind of UniCredit's banking subsidiaries in Bulgaria, Croatia, the Czech Republic, Romania, Slovakia and Turkey.

20 December BA-CA signs an agreement to acquire the institutional business (comprising "Aton Broker" and "Aton International") of "Aton Capital", a Russian investment bank. The purchase price is US$ 424 million.

28 December BA-CA takes over the 19.77 per cent interest in IMB held by VTB Bank (France) SA (previously Banque Commerciale pour l'Europe du Nord-EUROBANK) for a price of US$ 395 million.

---

9 January 2007 HVB sells its 77.53 per cent shareholding in BA-CA to UniCredit against payment of € 109.81 per share. This corresponds to a purchase price of about € 12.5 bn in cash. UniCredit now holds 94.98 per cent of BA-CA's share capital.

10 January HVB transfers its banking units in Estonia, Latvia and Lithuania to BA-CA.

11 January HVB transfers its majority shareholding in IMB to BA-CA.

12 January Standard & Poor's raises BA-CA's long-term rating to A+, in line with UniCredit's rating.

23 January UniCredit decides to initiate squeeze-out proceedings at BA-CA and HVB.

17 March Registration of the capital increase in the Austrian Register of Firms.



product areas and services with a high added value in order to avoid the misguided developments seen in the Continental European banking sector in the past decades.

Operational implementation through divisional business model

The core of UniCredit's business model is specialisation in specific customer segments. This is a supraregional approach because basic customer needs, service models and market segments are more similar to each other than national market practice. This is obvious in business activities such as trading and investment banking in global financial markets as well as international corporate banking, and also in asset management. However, in the above-mentioned banking environment, this also applies to retail banking.

Quite generally, our objective is to meet every customer's personal needs – in line with the motto "all business is local" – through discretionary or standardised products. In production and product development we aim to unlock economies of scale on the revenue and cost sides. Global product lines within the Divisions ensure know-how transfer according to the principle of best practice. Wherever there are specific locational advantages, we will use them by establishing centres of competence with a view to improving our competitiveness.

Integration of CEE subsidiaries

The CEE subsidiaries are combined in a separate Division because market maturity, product penetration and the respective starting position in the individual markets still differ considerably. It should be noted that on the supply side, banking business is conducted in a "state-of-the-art" manner and – as mentioned in the description of value-based management – is also subject to the same criteria regarding efficiency. Given the development and progress over the past years, the production of individual services in customer business and in back-office activities has reached a level of efficiency which we will use for the bank as a whole.

We have created clear governance rules in the CEE business segment. In the near future, efforts will concentrate on completing the integration projects. In this context, "quick wins" are the local integration of the entire business in the "merger countries" – i.e. those five countries in which we are represented through several banking subsidiaries – and unlocking related synergies. Integration also has supraregional significance: in about 20 current cross-regional projects, we are working to align the entire network with UniCredit Group standards. This includes setting up compatible structures in customer business while maintaining the responsibilities of local account managers as well as uniform control mechanisms, e.g. an overarching management information system, risk management, bank treasury and capital management. We have also set up a cross-regional HR integration programme with tasks divided among different locations in the network. The objectives of this programme are to develop local talent and a cross-regional management elite.

Using the Group's network and strengths to serve customers

We believe that making available to our customers an extensive network of banks which are among the local leaders in their markets is an essential competitive advantage based on developments over many years. We aim to leverage on this advantage in the entire market covered by UniCredit Group and actively use it, e.g. through our Cross-border Client Group approach.

Conversely, the bundling of Markets & Investment Banking and of Asset Management – the latter within the network of Pioneer Investments, a top global player – has substantially improved our performance capabilities and our standing in local customer business.

This strong presence is underlined by a coordinated and standardised brand architecture under the global UniCredit brand. It symbolises the ambition and strength of a group organised along supraregional lines, and strong roots in the regions.

Global Banking Services: Infrastructure and processes

Global Banking Services, a global UniCredit Division, supports the entire integration process and plays an important role in maintaining cost efficiency, unlocking synergies and using locational advantages in the long term on the basis of best practice. Projects that are under way range from process design to IT harmonisation, facility management and Group-wide procurement. The cost synergies which the bank seeks to achieve are not only "quick wins" but also enhance performance capabilities in customer business.

From profit to value

As explained in previous years, Bank Austria Creditanstalt pursues the objective of long-term value enhancement. Within UniCredit Group this objective has top priority. We are convinced that the financial targets can only be achieved through sustainable development in line with the following principles:

- We aim to build long-term customer relationships and take account of customer satisfaction in our incentives system.

- Diversity: as a banking group operating in many countries and regions, we want to use all our various talents. A growing Group awareness and local roots are complementary to each other.

- **Corporate citizenship:** we want to be a committed and valuable member of the local communities in the various regions. Our sponsoring activities serve this objective.

- **Ecological sustainability:** as a UNEP member we attach importance in our current business to ecological sustainability. We encourage and support an awareness of the interdependence of environmental topics and banking business, especially in CEE.

- **Employees:** training, encouragement and our incentives system are intended to enable our employees to take an entrepreneurial approach while also creating a work/life balance.

Our Integrity Charter (see page 89) defines our values to which we attach great importance: fairness – freedom – transparency – trust – respect – reciprocity. We see adherence to these values as a prerequisite for maintaining the confidence placed in the bank and the bank's reputation.

Key Figures Bank Austria Creditanstalt

	2006 pro forma
Customers	20 million
of which CEE	*18 million*
Employees	51,000
of which CEE	*39,000*
Branches	2,250
of which CEE	*1,850*
Operations in 17 countries with over 300 million inhabitants	

Awards 2006 and 2007

Banking

- Best Bank in CEE (Global Finance)
- Best Cross-Border Expansion Strategy (Retail Banker International)
- Best Bank in Bulgaria (Finance New Europe, Euromoney)
- Best Bank in Poland (Euromoney, Global Finance, Finance New Europe)
- Best Bank in Bosnia & Herzegovina (Finance New Europe)
- Bank of the Year in Romania (Bucharest Business Week)

- Best Trade Finance Bank in CEE (Global Finance)
- Best Trade Finance Bank in Austria (Global Finance)
- Best Trade Finance Bank in Russia (Global Finance)
- Best Project Finance House in CEE (Finance New Europe)

Markets & Investment Banking

- Best Investment Bank (Finance New Europe)
- Best FX Bank in Austria (Global Finance)
- Best FX Bank in CEE (Global Finance)
- Deal of the Year – Bioton (The Banker)
- Best Equity House in New Europe (Finance New Europe)
- Best Emerging EMEA Research Team – Hungary, Poland (Institutional Investor)

- Best Custodian in CEE (Euromoney)
- Award for 20 Years of Excellence in Investment Servicing in Central and Eastern Europe (Global Investor)
- Best Brokerage and Custody House in CEE (Finance New Europe)
- Best Sub-Custodian in CEE (Global Finance)



"In our value-based management approach we focus on profit-oriented growth in day-to-day business. In our mature markets we are seeking to improve the return on capital employed, and in CEE we support growth in areas with sustained, high profitability."

Johann Strobl, Member of the Management Board, Chief Financial Officer

Results 2006

Improvement in operating profit ...

Bank Austria Creditanstalt continued its steady upward trend in 2006 and showed a strong operating performance: operating profit increased by 25 % to € 2.0 bn. On an adjusted basis, both profit before tax and consolidated profit were about 22 % higher than a year ago.

... and one-off effects in connection with integration

The 2006 consolidated financial statements, details of which are included in the section Consolidated Financial Statements (p. 122 ff) as well as in the management report of Bank Austria Creditanstalt (p. 100 ff), reflected the integration in UniCredit Group in several ways: in the course of BA-CA's assuming the sub-holding function for CEE, subsidiaries were transferred. Sales of subsidiaries took place in 2006 while acquisitions and thus the enlargement of the group of consolidated companies will only take effect from 2007. Substantial capital gains were achieved on the disposal of HVB Splitska banka, which was effected to comply with merger control requirements, and the internal transfer of Bank BPH, which became necessary to comply with conditions imposed by the Polish government. The transfer to Pioneer Investments of CEE subsidiaries of Pioneer Investments Austria as part of the realignment of equity interests also led to capital gains. These positive one-off effects increased the bank's net income from investments by € 2.3 bn.

The item "Integration costs" comprises comprehensive provisions totalling € 231 m for the upcoming restructuring measures. The major part of the total amount represents restructuring provisions for business with customers in Austria.

One-off effects in the amount of € 278 m are related to the improvement of credit risk management standards as part of refined methodologies in the run-up to Basel II.

Bottom line

The good operative development, reflected undistorted in operating profit, and the other items, affected by one-off effects – on balance € 1.8 bn – add up to a profit before tax of € 3.3 bn (2005: € 1.3 bn) and a consolidated profit of € 3.0 bn (2005: € 964 m).

Bank Austria Creditanstalt 2006 – key figures (1)

	2006	2005	CHANGE	
	€ M	€ M	IN € M	IN %
Total revenues	4,762	4,266	496	12 %
Operating expenses	−2,757	−2,656	−101	4 %
Operating profit	2,005	1,610	395	25 %
Profit before tax	3,272	1,301	1,971	>100 %
adjusted for one-off effects*)	**1,514**	**1,250**	**264**	**21 %**
Consolidated profit	3,022	964	2,058	>100 %
adjusted for one-off effects*)	**1,119**	**914**	**205**	**22 %**
	€ BN	€ BN	+/– € BN	IN %
Average risk-weighted assets (RWA)	79.8	77.2	2.6	3 %
Total assets	154.3	158.9	−4.6	−3 %

*) 2006 and 2005 adjusted for capital gains and restructuring provisions (including their tax effects) and for the one-off effects mentioned in the credit risk report (refined risk standards)

Key financial data are only meaningful on an adjusted basis (see key figures (2) below). Earnings per share increased by 22 % to € 7.61. ROE after tax increased from 13.5 % (adjusted figure for 2005) to 15.8 % (adjusted figure for 2006). Added value on equity rose by over half to € 517 m.

Improved quality of results …

Despite the temporarily smaller scope of consolidation, the improvement in BA-CA's economic performance is reflected in the fact that total revenues grew by 12 %, three times as fast as expenses (+ 4 %). As described in the management report of the Group, BA-CA benefited from the increase in net non-interest income such as the steadily growing net fee and commission income and the excellent net trading income. Net interest income increased by 5 %, in particular due to expansion in CEE. BA-CA's business volume (measured by average risk-weighted assets) grew by 3 %; the CEE Division recorded 15 % growth of RWA in spite of the disposals in the course of 2006.

The initiated cost reduction measures are beginning to take effect. The (adjusted) risk/earnings ratio has fallen marginally, mainly due to positive developments in business with large corporates but also supported by the favourable risk situation in CEE.

… but persisting need for adjustment in customer business in Austria

An analysis by business segment shows that there is a need for adjustment in business with customers in Austria and in the related back-office functions, in order to close the profitability gap which exists in a comparison within UniCredit Group.

Bank Austria Creditanstalt 2006 – key figures (2)

	2006		2005	
		ADJUSTED*)		ADJUSTED*)
	€ M	€ M	€ M	€ M
Earnings per share	20.56	7.61	6.56	6.22
Added value on equity	2,372	517	390	339
Cost/income ratio	57.9 %	57.9 %	62.3 %	61.7 %
Risk/earnings ratio	25.3 %	14.9 %	19.2 %	16.4 %
Return on equity before tax	39.6 %	19.7 %	17.9 %	17.2 %
Return on equity after tax	39.5 %	15.8 %	14.3 %	13.5 %

*) 2006 and 2005 adjusted for capital gains and restructuring provisions (including their tax effects) and for the one-off effects mentioned in the credit risk report (refined risk standards)

Realignment of divisional structure

In 2006 we realigned our business segment structure to reflect the Group structure. This organisational integration also enables us to implement the business model which focuses on customer needs – a measure which had great implications for our Austrian customer business. Instead of defining business segments on the basis of traditional product-related categories as before, we combined related customer segments to which we apply a specific customer service approach. The Retail Division features a large number of low-volume transactions with recurrent customer needs, so that a cost-efficient approach with a high standardisation level can be applied. We also more precisely

Divisional structure in 2006*)


Employees (FTEs) 21,087
Total revenues € 4,762 m
Profit before tax (adjusted) € 1,514 m
100 %
0 %
11 %
3 %
19 %
21 %
8 %
22 %
4 %
27 %
3 %
16 %
38 %
4 %
4 %
–7 %

- Central and Eastern Europe (CEE)
- Markets & Investment Banking
- Corporates
- Private Banking & Asset Management (PB&AM)
- Retail
- Corporate Center (incl. Global Banking Services)

*) reflecting the former group of consolidated companies as reported (without CEE subsidiaries added in 2007)

Performance and Strategy of BA-CA continued

defined business segments characterised by product competencies with a view to specialisation and more efficient integration within UniCredit Group. In this way we aim to enhance our competitiveness by using the advantages offered by economies of scale and the Group network. To this end, we transferred Private Banking & Asset Management operations from the previous Private Customers business segment to enable it to focus exclusively on the market's top segment whilst benefiting from the standing and expertise of Pioneer Investments. The Markets & Investment Banking Division is conceived as a closely-knit unit with a Group-wide presence, enabling it to operate effectively on international financial markets.

The previous SMEs Austria business segment has been divided into the new Retail and Corporate Divisions. 70,000 business customers who can best be served with an "industrial approach" have been transferred to the new Retail Division. 17,000 medium-sized companies have been transferred to the Corporates Division based on quantitative (turnover of € 3 m) or needs-oriented criteria, as they now seek solutions which were previously limited to and developed for large corporate customers.

The transfer of the top customer segment and the inclusion of the SMEs segment which is characterised by disproportionately low profitability levels results in high cost intensity and large credit volume for the Retail Division. We have prepared a comprehensive package of measures to improve profitability and have for this purpose made restructuring provisions. This reflects our efforts to significantly boost profitability over and above the breakeven point by increasing revenues and lowering costs.

Market leader in CEE with UniCredit

A significant number of units are being added to the CEE Division now that BA-CA has assumed the sub-holding company function. The inclusion of new, dynamic, and in some cases large countries, boosts our growth potential. The consolidation of the banking subsidiaries of UniCredit and HVB in Croatia, the Czech Republic, Slovakia, Bulgaria, Romania, the Baltic countries and the heavily populated countries of Turkey and Russia, has markedly increased the size of operations, although HVB Splitska banka and Bank BPH had to be sold to comply with competition regulations and on account of unforeseeable developments.

A comparison of the new group of consolidated companies after the Group-internal transfer of units to BA-CA in pro forma financial statements for 2006 with the 2006 financial statements adjusted for one-off effects, i.e. capital gains from disposals (including HVB Splitska banka and Bank BPH, which were not consolidated for the entire financial year) reveals a significant rise of around 20 % in BA-CA's profit before tax. Aside from the size effect, the additional markets for which BA-CA is now also responsible include large and dynamic countries such as Russia and Turkey with considerable growth potential. This will increase BA-CA's opportunities for growth whilst also having an impact on investment requirements and the bank's risk profile.

Improvement in operating performance and changes in the group of consolidated companies (€ m)


2,500
2,000
1,500
1,000
500
800
655
504
648
859
1,301
1,251
3,272
1,514
1,850
1
2
2000
pro forma
2001
2002
2003
2004
2005
2006
2006
pro forma

- Profit before tax (2005 and 2006 adjusted for one-off effects)
- Profit before tax as reported

2006 pro forma – new group of consolidated companies in CEE

1 Sale of HVB Splitska banka and Bank BPH
2 Expansion of perimeter resulting from inclusion of CEE subsidiaries of UniCredit and HVB

The UniCredit share is the uniform Group share

On 23 January 2007, UniCredit decided to delist the HVB share and the BA-CA share and to make a compensation offer to the remaining holders of shares in free float.

Following the transfer of HVB's shares in BA-CA to the Group's parent company, this is a logical step to complete the implementation of the target structure, which will facilitate governance within the Group. The measure is also to be seen in the context of UniCredit Group's business model, which focuses on the supraregional network, with results primarily recorded at Group level.

The shareholder structure of Bank Austria Creditanstalt presents a very clear picture. After the registration of the capital increase on 17 March 2007, the Group's parent company holds 96.35 % of BA-CA's shares. Most recently, the free float is 3.65 %.

In retrospect, the Bank Austria Creditanstalt share reflected the bank's growth and the development of operations in CEE since the IPO in mid-2003, and showed an excellent performance.

The business combination to form UniCredit Group was welcomed by the stock market with a strong increase in the share price. During the exchange period and its extension, the price of BA-CA shares moved to a level of 19.92 times the price of UniCredit shares, reflecting the premium in connection with the exchange offer. The holders of 77.72 % of the free float accepted the exchange offer and in the subsequent months benefited from the increase in the UniCredit share price (and the dividend outlook).

Subsequently, the BA-CA share no longer moved independently in line with the fundamentals. Recent share price movements and levels were determined by speculative position-taking.

Despite the delisting, the transparency of results and, above all, the capital market orientation of BA-CA will be fully maintained. We will make our contribution to meeting UniCredit Group's target for value enhancement, thereby supporting the performance of this high-dividend equity.

Price development of BA-CA shares since the IPO and benchmark indices on the same basis


EUR
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
1)
BA-CA
ATX
EuroStoxx Banks

Development of shareholder structure	9 JULY 2003 ALLOTMENT AFTER IPO	18 NOV. 2005 END OF ACCEPTANCE PERIOD	9 JANUARY 2007 SHARES HELD BY HVB TRANSFERRED TO UNICREDIT	17 MARCH 2007 REGISTRATION OF CAPITAL INCREASE
Number of shares	147,031,740	147,031,740	147,031,740	202,031,740
Free float[2]	22.47 %	5.02 %	5.02 %	3.65 %
HVB	77.53 %	77.53 %	–	–
UniCredit	–	17.45 %	94.98 %	96.35 %

1) Acceptance period: 29 August 2005 to 18 November 2005
2) Including 10,000 registered shares held by AVZ and 100 registered shares held by "Betriebsratsfonds" (Employees' Council Fund)

Bank Austria Creditanstalt's Divisions

In November 2006 the business segments were redefined to be consistent with the divisional structure of UniCredit Group.

Profile of the divisions:

In mid-2006 Bank Austria Creditanstalt's business segments were redefined to be consistent with the Group-wide divisional structure. They comprise the operative, customer-oriented business segments, the Global Banking Services division and the management functions spanning all the divisions.

Central management functions	**Chief Executive Officer** **Erich Hampel**	Market Research Communications & Brand Management Legal
	Chief Financial Officer **Johann Strobl**	Investor Relations & Capital Allocation Accounting, Tax & Participations Controlling
	Chief Risk Officer **Thomas Gross**	Credit Management Special Accounts Management Strategic Risk Management
	Austrian customer business	
Customer segments and core competence in the business segments	**Retail Division** **Willibald Cernko**	**Private Banking & Asset Management Division** **Werner Kretschmer**
	Retail Sales Austria • Private customers • SMEs	Private Banking & Asset Management
	Retail Planning & Controlling	Governance
Consolidated subsidiaries	Bank Austria Creditanstalt Finanzservice VISA-Service Kreditkarten at equity: Wüstenrot	BANK*PRIVAT* Schoellerbank Asset Management GmbH Pioneer Investments Austria
Contribution to Group profit (€ m)	1,283 (27%) Total revenues 305 (15%) Operating profit 4,094 (19%) Employees (FTEs)	171 (4%) Total revenues 66 (3%) Operating profit 701 (3%) Employees (FTEs)
Bank infrastructure	**Chief Operating Officer** **Global Banking Services** **Robert Zadrazil**	Cost Management Sourcing Austria & CEE Organisation & ICT Management Treasury & Securities Services

Internal Audit BA-CA Group
Human Resources

Active Liquidity Management Austria and CEE
Economics & Market Analyses and Research CEE
Credit Treasury

Corporates Division Regina Prehofer	**Markets & Investment Banking Division Willi Hemetsberger**	**Central Eastern Europe Division Andrea Moneta**
Corporates & Public Sector • Public Sector • Regional Centres International Corporates Real Estate International Trade Finance & Financial Institutions	Money market, FX and equities trading Investment banking M&A boutique Syndication & Loan Market Corporate & Project Finance	CEE Strategy & Business Development CEE Retail and CEE Corporates
BA-CA Leasing GmbH BA-CA Wohnbaubank AG BA-CA Real Invest GmbH CABET-Holding AG CAIB Corporate Finance Beratungs GmbH at equity: Österr. Kontrollbank AG	UniCredit (CA IB) International Markets CA IB Polska (incl. CA IB Securities Poland)	AS UniCredit Bank, Latvia Bank Austria Creditanstalt d.d Ljubljana Hebros Bank AD HVB Bank Biochim AD HVB Bank Czech Republic a.s. HVB Bank Serbia and Montenegro a.d. HVB Bank Slovakia a.s. HVB Central Profit Banka d.d. HVB Tiriac Bank S.A. International Moscow Bank Nova banjalučka banka a.d. UniCredit Bank Hungary Zrt.
1,059 (22%) Total revenues 623 (31%) Operating profit 2,362 (11%) Employees (FTEs)	402 (8%) Total revenues 235 (12%) Operating profit 469 (2%) Employees (FTEs)	1,725 (36%) Total revenues 808 (40%) Operating profit 8,973 (43%) Employees (FTEs)

Consolidated subsidiaries:
BA-CA Administration Services GmbH
Domus Bistro GmbH
Domus Clean Reinigungs GmbH
Domus Facility Management GmbH
WAVE Solutions Information Technology
IT-Austria
BTS Banking Transaction Services S.R.O.

Retail Division

UniCredit Group's customer-focused and needs-oriented business model implemented. Large potential for value creation: added value for customers = added value for the bank. Customer satisfaction and incentives for employees – expansion of market position.



"The objective of retail banking is to meet individual needs despite large numbers of transactions. The better we understand the problems of our customers, the more efficiently we can meet their needs in the mutual interest."

Willibald Cernko, Member of the Management Board with responsibility for the Retail Division

Retail Division – a cornerstone of BA-CA and of UniCredit Group

Retail banking is not only an important part of BA-CA's core business, but is also a Division in UniCredit Group's business model which is expected to make a significant contribution to value creation – particularly in the mature Western European markets.

In 2006 we adapted our business segments in line with the divisional structure of UniCredit Group and organised business to continue our present strategy on the basis of common principles. The banking markets still differ widely as far as consumer habits, product preferences, the use made of sales channels and especially the competitive environment are concerned – and only the faint contours of the single European financial market are visible against this background. Nevertheless, UniCredit Group is firmly convinced that retail business is subject to effective supraregional banking principles and above all, that it can be very profitable and can be conducted to the satisfaction of customers. In line with this, we are guided by the following strategic considerations:

- **Customer-oriented** business segmentation instead of the traditional product-based approach, enabling the bank to apply the various customer service models – ranging from volume business to discretionary individual relationship management – in an optimal manner.

- **Focus on needs** as a guideline for more detailed segmentation and for product policies. Our approach is geared to the needs of customers at different stages in their lives.

- **Customer satisfaction** is imperative in customer relationship management. In this context, incentives for employees reflect the emphasis placed on sustainable customer relationships.

- Using the **advantages of specialisation** internally by separating customer service, marketing and product development from production activities and from settlement and back-office processes.

We have been following this strategy in retail banking for several years. As part of the "Fit for Sales" programme we geared our sales network towards active selling supported by professional campaign management, a relationship management information system, the customer contact centre and various sales channels: branches/mobile sales/electronic banking. In product development we implemented coordinated, standardised solutions. And finally we separated back-office functions from the sales network by combining and outsourcing the back-office functions in BA-CA Administration Services GmbH (AS). These functions are now carried out efficiently at transparent prices in line with internal service level agreements in the Global Banking Services Division.

In 2006 the **integration** in UniCredit Group had two effects on the Retail Division: first, the segment was adapted to the divisional structure and this had significant consequences for Retail compared with the former Private Customers segment. Second, a lively exchange of ideas was initiated with the integration: in spite of the structural differences in local retail business, there was a two-way flow of ideas, with valuable insights gained from internal benchmarking in the Group.

1.8 million customers

Divisionalisation in 2006

In 2006, without interrupting service continuity at the level of sales units, we combined those sub-segments within the new Retail Division which are characterised by large numbers of low volume transactions and can therefore be served through a similar cost-efficient approach, using a product range that is geared to the needs of customers at different stages in their lives.

● Therefore we transferred the high-net-worth segment of private customers (to which the bank applies a different service approach) and asset management product competence to the Private Banking & Asset Management Division (PB&AM).

● Business with private customers was combined with the small business segment which was previously included in the SMEs Austria segment and has so far shown below-average profitability. SMEs Austria had been created with a view to restoring business with this customer segment to profitability.

The newly defined Retail Division serves both private customers (with the exception of the high net worth customers transferred to the Private Banking segment of the PB&AM Division) as well as independent professionals. We differentiate between the sub-segments "TopKunden" private customers, "ErfolgsKunden" private customers and small



business customers, which enables us to concentrate on the particular needs of the individual target groups. Moreover, our employees can focus specifically on the requirements of our customers.

The basic difference between the "ErfolgsKunden" customer segment and the "TopKunden" customer segment is the volume of funds available for investment. Thus customers seeking more sophisticated investment products with specific minimum transaction amounts can be provided with customised advice. As far as companies are concerned, we service business customers whose annual turnover is below € 3 million. The total number of customers served is over 1.8 million.

Internal management and service functions coordinate and actively support the implementation of the business model and current business in the customer segments: strategic segment management, human resources development, risk management, financial planning, process optimisation and marketing ensure the proper balance between growth and risk. This cooperative approach will help us to strengthen customer loyalty and restore the Retail business segment to profitability.

Advantages of combinations and specialisation

As a result of the integration in a supraregional division, Bank Austria Creditanstalt's Retail Division has benefited from ongoing exchanges of ideas and has gained important insights from best practice comparisons.

The Retail Division continued to work closely with the asset management product specialists and with the specialists from the investment management company Pioneer Investments Austria, now based in the PB&AM Division. This does not only apply to structured products such as capital guarantee products, one of the bank's competitive strengths, but also to the support given in securities business and in brokerage. "FokusInvest", the recently introduced standardised investment management product, is an example of specific, needs-oriented product design. With this product, an investor can make use of three varieties of active investment management with a minimum investment of € 15,000.

In addition, we have access to about 60 of Pioneer Investments Austria's (formerly Capital Invest) publicly offered funds. Pioneer Investments Austria belongs to the Pioneer Investments Group, an international mutual fund provider, and thus has access to the expertise, experience and quality of an internationally active group.

Retail banking customer segments

	NUMBER OF CUSTOMERS BA-CA RETAIL	SHARE OF TOTAL MARKET	TOTAL REVENUES BA-CA RETAIL
"ErfolgsKunden" private customers	1,490,000	19%	48%
"TopKunden" private customers	270,000	25%	36%
Small businesses	70,000	21%	16%
Total Retail Division	1,830,000	*)	100%

*) including multiple banking relationships

Retail Division continued

2006 results: restructuring begins to take effect

The transfer of private banking and asset management activities, which are important sources of revenue, to the new PB&AM Division and the absorption of the business customer sub-segment with its below-average profitability from the former SMEs Austria segment has resulted in an unsatisfactory level of profitability in comparison to the former Private Customers Austria segment. The new segment presentation shows unacceptably high cost intensity, especially for the 2005 base year (over 90 %). More-over, given the large proportion of lending business in the newly added lower SME sub-segment, the risk/earnings ratio was far above average – these were the main factors responsible for the negative result. The loss recorded in the Retail business segment also reflects numerous **restructuring efforts,** which were undertaken to restore the Division to profitability and which are to be seen against the background of a **favourable development in operating activities.**

The former SMEs Austria segment, which was split up in 2006, had been created with a view to restoring business with this customer group to profitability. The "SME plus" restructuring programme was completed as planned in 2006. By way of our comprehensive package of measures, for which we made restructuring provisions in 2005 and 2006, we are in the process of eliminating this structural weakness in profitability with our new business model. Visible progress was already made in 2006: adjusted for one-off effects in 2006 and 2005, the Retail Division recorded a profit before tax of € 67 m, after a loss before tax of € 118 m in 2005. This is still distinctly below the cost of capital.

Operating profit, not affected by the restructuring, is already showing a marked upward trend (€ 305 m after € 107 m in 2005). Both the income side (above all due to a strong increase in net fee and commission income) and a visible reduction in costs contributed to this.

Details of results are included in the segment reporting section of the management report of Bank Austria Creditanstalt on pages 107 and 108.

In the current year we are working to further differentiate our **service approach** to customer groups with different needs and adjust it to the requested level of service intensity. **Cross-selling** is a further focal point in the sales network, especially in the business customer sub-segment. These efforts are also supported by our **product policy**, with a standardised and/or discretionary approach to lending and investment business. We are also reviewing our internal **processes**, in close cooperation with Global Banking Services, on an end-to-end basis covering the whole range of payment transactions to the entire credit process chain. One of the results of this work is the introduction of automated monitoring systems. Last but not least, we will adjust our **incentives and compensation system** to give more weight to performance.

Overall, our objective is to achieve a significant and sustainable improvement in results to restore the Division to profitability through revenue growth and strict cost management.

Retail banking customers
Bank Austria Creditanstalt AG

Increase in volume in 2006



Loans 6.6%
of which: residential loans 11.4%
Investments 6.4%
Bank deposits incl. own issues 4.0%
Indirect deposits 1) 10.5%

1) Mutual funds, securities investments, life insurance

Business policy according to customer segments

"ErfolgsKunden" private customers

The target group defined as "ErfolgsKunden" is the largest and most important customer segment in Bank Austria Creditanstalt's retail banking business, with almost 1.5 million customers. Our approach is to standardise our range of products and adapt the intensity of customer service as required. This enables us to achieve the efficiency and the competitive prices which are in the interest of both the customer and the bank.

From a variety of different **"ErfolgsKonto" account packages,** customers can choose the product that meets their specific needs, matching price with performance. Additionally, we offer innovative **investment products** such as the capital-guaranteed R.I.CH. Fund, insurance products for personal pension planning, and housing loans for different needs.

A unique product, introduced in Austria in spring 2006, is our **"Speedy ErfolgsKredit",** a consumer loan which can be made available to customers within 15 minutes. To provide advertising support for this product, Bank Austria Creditanstalt uses the well-known figure of Speedy Gonzales to position itself as an innovative, up-to-date and unbureaucratic bank.

A more detailed segmentation of the "ErfolgsKunden" customer group planned for 2007 will enable us to offer additional products to those customers who use only few of our products with the aim of increasing product use.


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Retail Division continued

Being the number 1 bank in Austria, we are of course committed to offering our customers comprehensive services while also attracting new customers. We have launched a campaign under the slogan "Take two, pay none" which runs until the end of March 2007 and gives **new customers** the opportunity to use an account package free of charge for one year so that they can get to know the bank's services. Our new "ErfolgsKapital" savings products are offered through branches and via the e-shop.

SoftCollection is the name of a project which we introduced throughout Austria in summer 2006 with a view to optimising the reminder process for customers who have overdrawn their accounts. By contacting customers at an early stage, we have reduced default rates and the related provisioning charge while minimising friction and maintaining customer relationships without disruption. The additional reminder service by telephone through the call centre is free of charge for customers and makes a significant contribution to enhancing payment discipline.



"TopKunden" private customers

The bank's approach to serving the customer segment defined as "TopKunden" focuses on customer needs at various stages of their lives. We provide products and services which help our customers to realise their plans. Our activities do not concentrate on specific products but on analysing customers' individual requirements and identifying medium-term and long-term objectives in their lives.

AnlageCheck is a tool which account managers use together with their customers in order to analyse existing investments and find ways to optimise them by reference to risk/return expectations and the investment horizon. The solutions range from building up short-term liquidity reserves to accumulating financial assets for realising a dream, all the way to personal retirement planning.

One aspect of our activities is to meet our customers' needs for financial security. The basic objective of these advisory services is to create transparency for our customers and reduce complexity in making an important decision: how to achieve one's individual goals in life.

Small business customers

As part of a Group-wide project carried out in summer 2006, we transferred small business customers to the Retail Division, bringing them closer to branch-based business in Austria. In this way we can better meet the needs of small businesses.

Moreover, with a view to implementing Basel II requirements, this organisational change also helps us to keep processes lean – in contrast to the segment comprising large corporates – and use scoring models for credit rating purposes which are similar to those used for personal customers. Following the transfer from the profitable corporate customer segment, however, business with small businesses now shows negative overall results. We will therefore make strong efforts in 2007 to restore the small business segment to profitability.

The measures taken by the bank are in the interests of our customers, as can be seen from the following initial results:

Analyses which we performed in autumn 2006 indicated various opportunities for improvement based on product use. We will continue to focus on electronic payment services and streamline credit and settlement processes. Meeting the personal needs of business owners and providing services to their businesses from a single point of contact will also be of benefit for our customers because we can thereby take into account medium-term and long-term requirements, at both a business and personal level. In this context, qualitative interviews conducted with our customers suggest that there is a strong interest in such a service approach. In summer 2007, BA-CA will start to offer a lean service model specifically designed for small business customers wishing to use only a limited range of our products and advisory services.

Strategic core target for 2007 – customer satisfaction

Customer satisfaction

The key to lasting success in retail banking is a balanced mixture of personal contact, assessment of customer requirements, individual advice based on a comprehensive range of products, selection of the most suitable product and continuous service. Important factors in this context are proximity to customers – actively approaching the customer is just as important as providing efficient advice – and customer satisfaction. This comprehensive problem-solving approach strengthens customer loyalty, which is also supported by comprehensive customer satisfaction management.

A separate unit coordinates all activities concerning customer satisfaction and complaints. Moreover, across the Group, customer satisfaction results are taken into account in assessing the performance-related discretionary bonus payments to our employees.

Customer satisfaction management concentrates on the development of instruments to measure service quality and on consistent measuring and reporting systems. We aim to improve complaints management and the service standards of employees. Optimising customer satisfaction is one of our declared strategic core objectives for 2007.

Sales channels

Extensive branch network
Our branch network remains the key element of our customer service approach. New branches were opened in 2006 – in various locations such as Zell am Ziller and in Vienna at the Lainz Hospital. We now serve our customers through over 350 branches in Austria. In order to underline the strong presence of our network, we also offer customers attractive services via our co-operation with sales partners and through complementary sales channels.



Mobile sales channels
In 2006, some 400,000 customers used our wide range of services via mobile sales channels including TelefonB@nking and OnlineB@nking services via our website www.ba-ca.com. Providing information, advice, purchase facilities, transaction services and communication, the Internet is a channel for dialogue between customers and BA-CA – an essential component of a comprehensive range of services. In our e-shop we offer customers an innovative product mix including loan products (Online-PrivatKredit), savings products (Online-ErfolgsCard) and EUR fixed deposits. Online services are independent of time and location. The expansion of the decentralised sales force at HVB Direkt enables the bank to actively support account managers in the course of specific sales campaigns.

Card business
The number of cards issued through Bank Austria Creditanstalt continued to increase despite intense competition in Austria. In 2006 the total number of payment cards exceeded two million for the first time. Customers use such cards for a steadily growing number of transactions.

Committed employees

In the Retail Division, over 1.8 million customers are served by about 4,100 employees, who work hard every day to convince our customers of the quality of our services.

We succeeded in taking an important step towards motivating employees effectively by way of "Freude am Erfolg", a series of seminars for employees by Jens Corssen dealing with matters of personal development and self-management by offering thought-provoking ideas and solutions for business and private situations. We have also been able to win Annie McKee, an international authority on emotional intelligence and resonant leadership, for cooperation in preparatory work for "Leadership for Results", a series of seminars for managers to be held in 2007. These seminars should make a decisive contribution to a uniform group-wide understanding of leadership and values and thus will also be a decisive factor for sustained employee and customer satisfaction.

"Job Families" and the staff bonus system are two new human resources management instruments available from 2007. Job Families refers to the systematic allocation of all employees to defined job profiles and related salary bands, ensuring transparency in career planning. The new incentives model for customer-facing staff takes account of the stronger weight given to individual performance. Clear targets based on the results of individuals and teams as well as customer satisfaction levels enable the bank to reward employees for their individual performance.

Private Banking & Asset Management Division

New division permits focused customer service approach in top customer segment. Asset Management integrated in the network of one of the world's leading banks.



"As part of UniCredit Group we are playing in a different league. Our cooperation within a global private banking network and with Pioneer Investments as asset manager is sending a strong signal to the market."

Werner Kretschmer, Member of the Management Board with responsibility for the Private Banking & Asset Management Division

Specialists with international standing

In 2006, we bundled units with product competence and customer groups within the Private Banking & Asset Management Division (PB&AM); these units had always cooperated closely: Capital Invest – now Pioneer Investments Austria –, AMG, BANK*PRIVAT* and Schoellerbank were combined through the creation of new divisions in mid-2006. This process also involved the transfer of private customers from the previous Private Customers Austria Business Segment to the PB&AM Division.

The newly defined PB&AM Division forms part of UniCredit Group's divisional structure. As with all the other divisions within the bank, the reorganisation process is more than just a structural adjustment:

- First, the new private banking structure has created a separate customer segment comprising high net worth individuals, whom we can service with a sharper focus. We are now in a position to concentrate on the individual needs of customers more than before, and to align our products and pricing policy more flexibly and with greater precision to the specific requirements of our target group.

- Second, by using the advantages of enhanced specialisation combined with a Group-wide approach for asset management, we can become more competitive. This will be possible through Pioneer Investments, one of the world's largest asset management companies with assets under management of almost € 280 bn. Regional and supra-regional expertise can be optimally used within this multi-polar, global network, both for production, where economies of scale and innovative capabilities play a decisive role, and for research and sales operations, which benefit from a global network.

The integration of this business segment within UniCredit's PB&AM Division significantly improves our market position in Austria.

The two pillars of PB&AM

- Asset Gathering develops the segment of up-market private customers (high net worth individuals, foundations etc.). There is still a great deal of potential for this market segment in Austria, which we are tapping through a differentiated approach with two highly-respected and well-established brand names:

Schoellerbank operates independently in the market. It offers classic private banking services to a broadly defined group of customers (private investors with an investment potential of € 70,000 upwards, corporate customers and institutional investors with an investment potential of at least € 1 million).

BANK*PRIVAT*, as an independent brand name, covers the top segment of this market by primarily servicing the top customers recommended by BA-CA. In September 2006, the defined customer cluster started to be transferred from the Retail segment. This comprised high net worth individuals with investments exceeding € 1 m and private foundations. The transfer, supported by a BA-CA sales contest, took place within the framework of our "Fit for TopClients" project and significantly enhances the profile of these specialist services.

Total financial assets	
Schoellerbank	€ 6.2 bn
BANK*PRIVAT*	€ 4.9 bn
Assets under management	
Pioneer Investments Austria	€ 26.5 bn
AMG	€ 2.0 bn

Guarantee products

In this context, **Asset Management GmbH (AMG)** has important product competencies. These are primarily asset management in the widest sense, the creation of structured products and brokerage activities for active investors. AMG is also a service provider for other BA-CA Divisions (sales support and information, product management including tax aspects and the launch of specialised products), and performs an important complementary function.

● Capital Invest was renamed **Pioneer Investments Austria** (PIA) in November 2006. The company is responsible for **asset management business**, embedded within the Pioneer Group which is active on a worldwide basis (see box on page 42).

Within this group of companies – as one of five local investment centres of the Pioneer Group – we will focus on the product groups in which we have already underlined our particular expertise. We can use these strengths more than before.

Business developments in 2006

2006 was a successful year for the Division despite the reorganisation measures. Total revenues – reflected primarily in net fee and commission income – rose by 24 % to € 171 m. All business areas contributed to this result. Operating profit for 2006 was 37,5 % up on 2005, and profit before tax (adjusted for one-off effects) improved by 11 %.

The Financial Statements for 2006 are presented and explained in the segment reporting section of the Management Report of the Bank Austria Creditanstalt Group (page 108 ff.).

The Asset Management unit made a significant contribution to these good results in 2006 through the very successful sale of guarantee products. With their risk/opportunity profile – 100 % capital guarantee and an 80 % peak value guarantee – these products were in strong demand, especially following the pronounced correction on financial markets in May/June 2006: this development had negative implications for individuals with a greater appetite for risk, while investors continued to be on the lookout for good returns in an environment characterised by low bond yields. The volume of PIA's guarantee funds consequently rose to € 2.5 bn with the launching of its most recent products. PIA is Austria's clear market leader in the guarantee fund segment.

100 % capital guarantee and 80 % peak value guarantee




Erfolg in Sicht:
Mit der Sport GarantieAnleihe.
Schneller reicher:
Mit der Sprinter-GarantieAnleihe. 2006–2008/5
Doppelt sicher investieren.
100 % Kapital- und 80 % Höchststandsgarantie: Capital Invest R.I.CH. Garantie 2/2013.



Private Banking

BANK*PRIVAT*

BANK*PRIVAT* is the premium brand of the Bank Austria Creditanstalt Group. It is BA-CA's Private Banking specialist and serves high net worth individuals with disposable assets of a minimum € 1 million or gross annual income of at least € 150,000, as well as private foundations. It is one of Austria's leading private banks in this segment.
In 2006, total financial assets grew by 11 %, from € 4.4 bn to € 4.9 bn.

BANK*PRIVAT*'s activities are guided by the principle of maintaining close relationships between the financial adviser and the client, the creation of exclusiveness, providing comprehensive, efficient services, and, most importantly, working through the client's wishes and objectives. This philosophy is best expressed by BANK*PRIVAT*'s guiding principle: "There are no standard investment strategies. It is the client who gives us the full picture".

Clients of BANK*PRIVAT* are served by highly-qualified financial advisers, and they have access to a well-established range of products and services. BANK*PRIVAT* is represented in all Austrian federal provinces. A further competitive advantage is BA-CA's comprehensive branch network, providing BANK*PRIVAT* clients with specialists for all financial issues. BANK*PRIVAT* clients can moreover use the international network provided through BANK*PRIVAT*'s inclusion in one of Europe's largest banking groups.

Aside from the entire range of private banking products and integrated investment advisory services, high net worth individuals and private foundations are invited to use the services of the Family Office (see box).

The Family Office of BANK*PRIVAT* helps high net worth individuals, business owners and companies with complex ownership structures to find the optimum portfolio structure. To this end, issues such as future heirs, the successor to a company's previous owner, or the setting up of a private foundation are taken into account.

The Family Office coordinates an external network of lawyers, tax consultants, public accountants, real estate specialists and art experts, as well as the comprehensive services offered by Bank Austria Creditanstalt.

Austria's private banking market is expected to experience further expansion as the number of high net worth individuals continues to grow. BANK*PRIVAT* will respond to this trend by offering clients enhanced customised services, thereby meeting their clients' expectations. With its country-wide coverage and BA-CA's branch network, BANK*PRIVAT* is well-placed for the future. BANK*PRIVAT* is moreover also responding to the international requirements of the private banking market in terms of the qualification standards of its financial advisers (CEFA, CFP or the first private banking study course with an academic qualification) with ongoing training programmes.

Schoellerbank

Schoellerbank, a wholly-owned subsidiary of Bank Austria Creditanstalt, is one of Austria's leading private banking institutions. As a bank specialising in sophisticated investments for demanding clients, its core competence is the provision of investment advisory services, asset management and retirement planning. The bank's investment philosophy is: "Investing is better than speculating".

Schoellerbank focuses on servicing and winning

- high net worth individuals (investment potential in excess of € 70,000),
- corporate customers (investment potential in excess of € 1 m),
- institutional customers (private foundations, chambers etc; investment potential in excess of € 1 m).

Schoellerbank is represented throughout Austria with 13 units and 375 employees. It manages assets totalling about € 6.2 bn for 27,300 private and institutional investors.

Besides classic investments, Schoellerbank offers advisory services for complex problems or more comprehensive issues such as financial planning and Family Office. A new addition to these services is the advisory service focus on retirement planning. This is designed for clients seeking to maintain their standard of living, to cover specific risks (old-age care, occupational disability) and to maintain the value of their assets for generations to come.

Sales of structured investment products (issues of capital-guaranteed products, certificates, structured interest rate products) remained at a high level in 2006. The products developed by Schoellerbank once again recorded a high client acceptance rate. With its long-standing experience in the area of structured investment products – it has launched more than 80 products since 1997 – Schoellerbank is now one of the market leaders in this investment segment in Austria.

A special report entitled "The elite of the asset management companies in the German-speaking countries in 2007", prepared by the daily newspaper "Die Welt" for many years, was published in November 2006. The excellent result achieved by Schoellerbank in



the previous year was again confirmed by this test of asset management houses: it again received the distinction "summa cum laude" and as one of the 15 best banks out of a total 268 that were tested it was included in the top segment of the "Pyramid of Excellence". Only five banks achieved a higher scoring than Schoellerbank.

Asset Management GmbH (AMG)

In 2006, AMG benefited from the upturn in the markets and increased the volume of assets under management to € 2.0 bn.

In the area of **individual asset management** for private and institutional customers, portfolio volume increased to € 1.6 bn over the previous year. The number of managed portfolios rose by 13 %.

AMG's **fund asset management** is BA-CA's competence centre for third-party funds and funds of funds (retail funds and special funds of funds). In funds of funds business volume rose to € 1.1 bn by the end of 2006; PIA Master Fonds, the funds of funds managed by AMG, achieved a volume of € 860 m as of 31 December 2006.

AMG's **brokerage** activities largely focus on private customers with institutional needs. As in the preceding years, these were again very successful in 2006. The good performance was attributable to favourable market developments, and to the integration of the Active Advisory services of BANK*PRIVAT* in AMG's brokerage activities and their transfer to AMG.

Structured products – an important product group from BA-CA's Own Issues unit, for which AMG has product responsibility – were very well received in the market in 2006. The five guarantee bonds launched in 2006 generated a volume of € 277 m that was attributable to 2006 (the subscription period for one bond commenced in 2005, while that for a second bond ended in 2007). This compared with a volume of € 145 m in 2005.

Product developments for the Retail segment: AMG developed a new, standardised asset management product for Bank Austria Creditanstalt's retail business. The product, marketed under the name **FokusInvest**, will be launched in March 2007: with a minimum investment of € 15,000 investors can take advantage of the benefits afforded by this flexible asset management tool, which responds to market developments in a flexible manner (similar to an asset management power of attorney in discretionary business) in line with the investor's instructions. Depending on his yield objective and risk appetite, the investor can select one of three options: "return oriented", "balanced" und "growth oriented". Active management and strict quality control are designed to maximise return while minimising risk of loss. The investment spectrum ranges from money market investments through bonds, shares and real estate securities to commodities.

FokusInvest will be launched together with **AnlageCheck**, largely also developed by AMG. This is an advisory tool used by BA-CA's portfolio managers to analyse investors' financial assets in terms of risk, return and liquidity. The portfolio manager can then inform the investor of any potential for improving the performance of his portfolio. The general objective is to ascertain whether the investor's risk/return profile is commensurate with that of his portfolio.

Pioneer Investments

Asset Management:
Pioneer Investments Austria

In 2006, Pioneer Investments Austria increased its volume of managed funds by 9.6 % to € 26.5 bn. The growth rate was well above that of the market, which grew by 7.6 % in the same period. Total assets under management (including advice mandates and business volume in CEE) came to € 30.25 bn at the end of 2006. This represents an 11.1 % increase over 2005.

Large and institutional investors account for one half of the fund volume of Pioneer Investments Austria, and private investors for the other half.

Impressive expansion of market leader position in guarantee funds
2006 saw exceptionally strong demand for the guarantee funds of Pioneer Investments Austria. Four tranches were issued in 2006. Two tranches were R.I.CH. guarantee funds (Russia, India and China). One was a R.I.CH. Asia guarantee fund (Russia, India and China, extended to include the entire Asian region), and the fourth tranche issued in 2006 was "Meine Zukunft Garantie" (investments in future-oriented industries).

The issue volume of these four guarantee funds totalled € 1.6 bn. Sales of the Pioneer Funds Austria R.I.CH. Garantie 2/2013 soared to record levels. A fund volume of € 672 m was sold within the subscription period of around 5 weeks.

With assets under management of € 2.5 bn from retail guarantee funds as of 31 December 2006, Pioneer Investments Austria further expanded its position in this area in the reporting period.

Pioneer Investments: Global player with local expertise

Capital Invest was renamed and has been operating as Pioneer Investments Austria since 8 November 2006. Pioneer Investments Austria is thus embedded in the network of Pioneer Investments, an asset management company with highly successful global operations.

Pioneer Investments can look back on 78 years of experience in fund business. Philip L. Carret set up the first Pioneer Investment fund in 1928. Exploring new terrain, both geographically and intellectually, is one of the distinctive features of Pioneer Investments, which ranks among the top global players in fund business and is represented in 22 countries throughout the world.

Boston, Dublin and Singapore are global investment centres where fund managers and analysts conduct their fundamental and quantitative research for global operations. This is complemented by the regional experience contributed by our local investment centres in Hamburg, Milan, Munich, Prague, Warsaw and Vienna. In this way, Pioneer Investments covers the world's most attractive investment markets.

The company's offices all over the world play a key role in its ability to collect important corporate data for investment decisions, and to analyse these data in the broader context of the industry, the country, or the world economy. Our presence in the respective countries enables Pioneer Investments to provide its customers with the support they require, wherever they may be.

The successful investment process pursued by Pioneer Investments, which has been awarded the best ratings, rests on three pillars: quantitative research, active portfolio management and fundamental analysis. The needs of customers are always the central consideration. This process and an uncompromising quality strategy, a broad range of products and services for all investment needs, and the backing of UniCredit, a robust parent company which is also the parent company of Bank Austria Creditanstalt, have made Pioneer Investments one of the most highly reputed asset managers which enjoys the trust of investors worldwide.

Capital Invest renamed Pioneer Investments Austria
The market responded very positively to Capital Invest's new name "Pioneer Investments Austria" following the company's integration in the Pioneer Investments Group; the reports in the media were also very good. All retail funds were renamed with the company's integration. The name component "Capital Invest" was replaced by "Pioneer Funds Austria". "Capital Invest Gold Stock" was consequently renamed "Pioneer Funds Austria – Gold Stock". The rebranding underscores the fact that owners of fund shares of what was previously Capital Invest will now benefit more than before from the expertise and experience in all of the world's major regions and in all important market segments – and consequently from the combination of local and global investment expertise. At the same time, all the traditional strengths of Capital Invest are maintained.


Fondsmanagement
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Als Pionier der Investmentwelt besteht unsere wichtigste Aufgabe darin, alle Finanzmärkte genau zu analysieren. Und das seit 1928. Damals wie heute beruht unser Investmentprozess auf unabhängigem Research mit dem Ziel, die optimale Anlagemöglichkeit für Ihr Vermögen zu finden. Die Fonds erhalten Sie in jeder Bank Austria Creditanstalt sowie in allen anderen Kreditinstituten.
Erfahren Sie mehr: 0800-4444-1928 – www.pioneerinvestments.at
Anruf ist in Österreich gebührenfrei. Pioneer Investments Austria ist ein Markenname der Unternehmensgruppe Pioneer Global Asset Management S.p.A
PIONEER
Investments®

Corporates Division

**Needs-oriented redefinition of business segments as part of new divisional structure.
BA-CA contributes know-how to supra-regional product lines.
Intensive use of UniCredit network by leading local banks in corporate banking.**



"Corporate customers in Austria are certainly the most international in the Group. As part of UniCredit Group we can offer them an unrivalled network."

Regina Prehofer, Member of the Management Board with responsibility for the Corporates Division

Overview

Following the redefining of the business segments, the Corporates Division has emerged with extended assignments and increased potential. It will leverage its strengths in the new group of leading regional corporate customer business units in UniCredit Group and will offer customers a wider range of services.

- First, in the course of redefining the business segments of BA-CA in 2006, an extra profit centre has been added to the range of customers serviced by the Corporates Division: medium-sized to larger companies.
- Second, during the current integration into UniCredit's Corporate Division we have been able to contribute our acknowledged know-how and undertake a major role in several supra-regional product lines.
- Third, the changes were carried out without interrupting the continuity of our customer relationships: the Corporates Division enjoyed yet another successful year.

Divisional structure

In addition to the existing customer groups in the former Large Corporates and Real Estate segment, 17,000 customers and 260 relationship managers, together with their assistants, were transferred from the former SMEs business segment to the Corporates Division during the implementation of the new divisional structure. This took place quickly – within 16 weeks – and with no adverse effects on customer relationships.

The division now comprises five customer groups:

SUB-SEGMENT	CUSTOMERS
Corporate customers	16,500
International corporates	2,600
Financial institutions	2,000
Real estate customers	4,000
Public sector	2,800
Total corporate customers	27,900

In addition to these profit centres our product specialists work in the following centres of excellence:

- Cash management
- International export and trade finance
- Documentary business and guarantees
- Structured finance
- Export and investment promotion finance
- Leasing

Global Financial Services (including international financing and services, complex payments solutions, and financial institutions) and Leasing are product lines of UniCredit Group. The leasing units of UniCredit Group will be combined in a leasing sub-holding company.

Corporate customers: segmentation based on needs and size

The new Corporates Division services Austrian customers with an annual turnover in excess of € 3 million. In addition to this quantitative criterion taken from practical experience, customers with a smaller turnover are serviced by the Corporates Division provided that they are part of a larger group of companies, are globally-oriented and/or use corporate finance or risk management products.

These criteria show that we apply not only static definitions but also take into account optimal relationship management intensity and customers' needs. Medium-sized companies in particular are demanding solutions which were reserved for large companies until recently. In this respect we benefit from our unrivalled market position in the fields of capital market-based financing solutions, structured finance and derivatives for risk management. For years we have been encouraging the use of capital market-oriented financing and we have supported companies with specially developed analysis and planning software, in order to strengthen their often weak capital base. By way of rating advisory, we arrange risk-adequate pricing for loans to customers. The trend from loan market to capital market is beginning to make an impact.

Percentage of companies which are customers of BA-CA ...


Large companies: 85%
Turnover > € 50 m
Medium-sized businesses: 61%
Turnover between € 10 m and € 50 m

Sources: FMDS/Fessel-GfK and SLG, 2006

For BA-CA "abroad" almost always means "internal market"

As Austria's leading bank for corporate customers we are active in a relatively small home market, but in a market which is very open and internationally interdependent: according to a representative survey carried out by BA-CA, 60 per cent of medium-sized companies in Austria and 48 per cent of small companies carry out cross-border business. It is thus obvious that the uniform divisional structure of corporate customer business in UniCredit Group provides a visible advantage for our customers. From BA-CA's point of view, the majority of our customers' cross-border activities do not take place abroad but in UniCredit Group's internal market, in our home markets of Italy, Germany and CEE. We provide support for the Austrian export industry throughout the world. And through the close connections between our product lines and service platforms we use networks and economies of scale. After all, a bank has to be as international as its corporate customers.

2006 – a successful year

Details of developments in the Corporates Division are included in Bank Austria Creditanstalt's segment reporting section of the management report on pages 110 and 111. This includes CA IB Corporate Finance as a profit centre and also responsibility for individual large-volume investment banking products, which were transferred from the Corporates Division to the new Markets & Investment Banking Division (MIB) at the beginning of 2007.

2006 was a successful year for the Corporates Division as far as operating business was concerned. Total revenues increased by 5% to over one billion euros. Net interest income remained high (the continuing pressure on margins in loans business was offset by improvements in deposits) and dynamic revenue growth was generated by net non-interest income, which increased by about 20%, including net income from fees and commissions in particular. A special role was played by the competitive strengths of the Corporates Division: international business, medium-term and long-term financing using capital market instruments and structuring expertise as well as commercial risk management derivatives.

Profit before tax – adjusted for one-off effects – increased by 8%. With 22% of total revenues but only 16% of total costs, the Corporates Division accounted (on an adjusted basis) for almost two-fifths (38 %) of BA-CA's total result and recorded an ROE before tax of 23.3%. The Division is therefore not only an important pillar of BA-CA but also compares favourably within UniCredit Group despite the differences in size.

Customer segments

International Corporates

International corporate customers expect their bank to have a cross-border relationship management strategy which combines regional know-how in various markets with comprehensive product expertise. We see ourselves as the developers of integral solutions for our customers.

In relationship management for international corporates, BA-CA focuses on the development of new strategic network products, such as reverse factoring. We also endeavour to help our customers use the potential available in our new markets and subsidiaries including Turkey.

We see our expertise in Financial Engineering as a central factor for future success. In order to achieve a more intensive combination of origination, optimisation and engineering, we have set up a unit to develop and sell combinations of product solutions, to use market opportunities and coordinate with the Credit Treasury unit. In this connection we aim to structure our customer portfolios along the value chain in all industries. Potential customers will be identified systematically and the first steps will be taken for a long-term customer relationship.

Our A/CEE Desks provide international customers with contacts at the Group's offices in Austria and in CEE and provide assistance for all kinds of business.

Corporates Division continued

Corporates Austria

BA-CA services 16,500 Austrian corporate customers from the small, medium-sized and large corporate segment. The relationship management model positions the relationship manager as the main contact person, in line with the one-face-to-the-customer approach, who can call on specialists throughout UniCredit Group. The quality of the customer relationship thus becomes more professional and more international.

The customer transfer was accompanied by further refining the relationship management model. The heads of Regional Centres Corporates, appointed in autumn 2006, are responsible for sales in the regions and report directly to Vienna. Throughout Austria there are 13 Regional Centres Corporates thus ensuring customer-oriented relationship management, which takes specific factors such as customers' needs and size into account and which can implement the comprehensive range of products and services offered by BA-CA more effectively.

This process, aimed at integrated relationship management for customers and at further increasing cross-selling, will be continued in 2007. By adopting best practice, we can make use of approaches based on tried and tested structures or on successful products in other units within the banking group.

With the establishment of the Regional Centres, BA-CA takes a more regionally oriented approach to business in the western provinces of Austria. In Central and Western Austria the bank will be closer to customers and thus will be able to offer its products and network more flexibly.

Competition in business with corporate customers in Austria has intensified over the past years. Banks which want to offer "everything of the same quality for everybody everywhere and at the same price" will no longer be successful in business with corporate customers. BA-CA thus pursues a differentiated business strategy.

● As part of the **High Tech** approach streamlined settlement processes and adapted unit volumes ensure that the bank can respond more quickly to customer requirements. By way of standardised credit processes BA-CA is able to offer small and medium-sized customers in Austria financing at attractive prices. In addition, credit processes were optimised and interest rate and FX instruments standardised, in order to offer them in smaller tranches at fair prices. More intensive cross selling strengthened business relations with customers with a good credit rating.

● In line with the **High Touch** approach, BA-CA offers customers requiring more intensive servicing, who are also increasingly active in cross-border business, more complex products and more sophisticated advice through the involment of the bank's specialised units. In addition to customised cash management solutions, individual financing and investment models are offered.

Public Sector

BA-CA offers public sector customers – such as municipalities, public utilities, spin-offs and associations including public private partnerships – one-stop solutions for their very specific requirements, from standard business to tailor-made financing and investment solutions as well as structured solutions. Relationship management is carried out by the public sector units in all the provinces of Austria, supported by a central competence centre in Vienna. BA-CA further expanded the volume of its business with this sector to about € 23 billion. Given the low capital requirement and low-risk nature of the business – reflected in a low capital allocation – the Public Sector segment makes an important contribution to value creation.



Real Estate

Real Estate comprises those customers whose cash flow is largely generated from the letting or sale of real estate. In its core markets of Austria and CEE, BA-CA is the market leader for real estate investors and commercial and non-profit-making property developers. We received the "Award for Excellence in International Real Estate in Austria" from the British financial magazine Euromoney again in 2006. In Austria the real estate financing portfolio totalled around € 9 bn, in CEE it is almost € 4 bn.

The volume of subsidised real estate finance, refinanced mainly via BA-CA Wohnbaubank, continued to grow. The total issue volume of BA-CA Wohnbaubank increased in 2006 by 9 % to € 3.8 bn and enabled the co-financing of about 80,000 residential units.

BA-CA Real Invest, our centre of excellence for investment in real estate, is one of the leading real estate managers in Austria and CEE. In addition to the further growth of Real Invest Austria, Austria's largest open-end real estate fund (accumulated total place-



ments in 2006: € 556 m), a package of seven commercial properties from closed-end real estate investments in Prague and Warsaw was sold around the turn of the year achieving an excellent return for the investors.

Financial Institutions

Financial Institutions cultivates and expands the bank's worldwide network of correspondent banks. It provides export-oriented customers with careful assessment of risk based on evaluations of over 2,000 banks in more than 100 countries. Financial Institutions is also a profit centre for direct bank-to-bank business. Vostro accounts, loans and trade finance products form the basis for Financial Institutions' net interest income and net fee and commission income, which can be generated at a low risk level.

Specialist units/products

UniCredit Group has an excellent position in three neighbouring home markets and clear market leadership in the growth market of Central and Eastern Europe, providing the Group with a visible USP for corporate customers in cross-border business. To ensure an internationally attractive range of products and services for exporters, for example, the cross-bank product area Global Financial Services was set up in 2006. Global Financial Services efficiently combines the banks' existing expertise in cross-border business for the Group, and thus for customers, and bundles the Group's business relationships with correspondent banks using its central hub function. Global Financial Services comprises the following segments: financial institutions, cash management and export finance/trade finance.

Cash management

The Cash Management unit offers solutions for payment transactions, account information and the optimal use of liquidity for companies and banks in Austria and abroad.

Cash management is often the bank's door opener to business with customers who are expanding into new markets. For this reason BA-CA focuses on developing network solutions, which are offered group-wide under the same name and with the same product features.

Preparations are under way for the implementation of SEPA (Single Euro Payments Area) on 1 January 2008, which will enable BA-CA to offer SEPA products such as credit transfers or direct debits as early as possible.

International export and trade finance

In 2006 the Austrian economy continued to be driven by exports. In line with the development of Austrian companies, BA-CA saw stronger demand for export financing to countries such as Russia, CIS, China and South-East Europe. We note that medium-sized companies are also increasingly tapping new export markets and we acquired a number of new customers in this field.

Documentary business and guarantees

The trend to large-volume business focusing on Asia continued in 2006. A new IT platform has made documentary and guarantees business more efficient and offers BA-CA's customers more rapid service at the accustomed high quality level.

Export and investment promotion finance

BA-CA's clear know-how advantage in complex financial solutions was rewarded by the Austrian export industry in 2006. We were able to expand our volume of Oesterreichische Kontrollbank and ERP financings. Companies took advantage of the economic upswing and intensified their investment activities especially in Austria and Central and Eastern Europe as well as in Asia. By way of the export loan scheme of the City of Vienna, BA-CA was able to offer additional financing opportunities to customers in Vienna.



Structured finance

A growing number of corporate customers are opting for structured financing solutions which are designed to match the actual financial strength of the company in the coming years. In concrete terms, we combine cash-flow based lending products with risk-limiting treasury instruments and offer instruments for business planning. In its integrated corporate finance approach, BA-CA combines financial planning instruments such as our BusinessPlanner software with rating advisory and alternative forms of financing – to strengthen the equity base and credit rating of our customers.

Private equity / mezzanine capital

BA-CA's Private Equity Group comprises three private equity funds and a mezzanine fund, Mezzanin Finanzierungs AG, which is Austria's first specialised bank for mezzanine capital. Private equity investments and mezzanine capital are financial solutions for acquisitions and expansion in the medium-

The intensive economic interdependence of our core markets

The total value of foreign trade activities of companies in Germany, Austria and Italy with CEE – including Russia, Ukraine and Turkey – is **€ 319 bn.**
Trade between CEE countries totals **€ 121 bn.**
For comparison: Austria's foreign trade totals **€ 190 bn** (all figures from 2005).


€ 206 bn
€ 70 bn
€ 121 bn
€ 35 bn
€ 90 bn
€ 15 bn
€ 78 bn

CBCG



sized business segment and almost always complement a classic loan. Both products help to improve the financing structure and strengthen the equity base. The portfolio currently under management represents a (pro-forma) group of companies with an annual operating performance of € 590 m and 3,800 employees.

Leasing

As a universal leasing provider, BA-CA Leasing offers a wide spectrum of products with additional tailor-made services in the areas of insurance, construction management and fleet management. In 2006 the company maintained its strong market position in Austria and visibly expanded its leadership in CEE. New business volume of the entire BA-CA Leasing Group totalled about € 2.7 bn.

The Group's subsidiaries in the CEE growth markets made a major contribution to this result and accounted for about three-quarters of new business. Two new operating units were opened in Bosnia and in Ukraine. As part of the integration in UniCredit Group the local leasing units of BA-CA/HVB and UniCredit/Locat started their integration process in Bulgaria, Romania and Croatia. In 2006, channel management was expanded in Austria with BA-CA and with brokers. A new sales structure will also help to increase business: BA-CA Leasing's relationship managers can now offer one-stop vehicle leasing, real estate leasing and equipment leasing in all the Austrian provinces.

In future, UniCredit Group will manage leasing as a global business line. Management, coordination and controlling of group-wide business will be combined in a leasing subholding company. Regina Prehofer, member of the Management Board of BA-CA, is responsible for the management of the subholding company. In addition, management of CEE business will be carried out by the Vienna branch based within the sub-holding company. Vienna will be the centre of competence for 13 CEE countries. The aim is to become one of the top 3 market leaders in each of these countries.

Cross Border Client Groups

The Cross Border Client Group (CBCG) approach, launched in 2004 as a sales project by HypoVereinsbank and BA-CA, is a well-proven instrument which will strengthen our USP of international coverage in markets which are growing together. Customers doing cross-border business are actively offered our banking network, which has visibly enlarged in the meantime, to help them to expand further. The expansion of our CBCG business is a strategic priority in UniCredit Group. The CBCG Global Centre of Competence in Vienna has been functioning as the centre of the Group-wide CBCG programme since September 2006.

Lowering the entry threshold in new markets

The CBCG relationship management model provides our corporate customers with the opportunity of expanding internationally – more easily and more safely than ever before. It is based on uniform processes and service standards which are used in all network banks. As a result of CBCG, formalities for customers have been greatly simplified. The basis for a business relationship is the credit rating of the main company. We want to offer new, small companies the same status their parent company already enjoys on its home market. Our experts use their know-how of the local markets and assist customers on-site thus lowering the entry thresholds. Our banking group's internationally active customers have access to a range of products which are available to them under the same name and with the same features in each country in which they operate.

In future, CBCG business is expected to grow faster than ever – both with regard to the number of customers and revenues.

Markets & Investment Banking (MIB) Division

Bundling of all investment banking activities of UniCredit Group.
Record year for BA-CA's MIB Division. Further integration steps planned.



"With the Group-wide bundling of our activities we are creating an investment banking unit of European stature."

Willi Hemetsberger, Member of the Management Board with responsibility for the Markets & Investment Banking Division

With Markets & Investment Banking into the top league of European investment banks

One of the core elements of UniCredit Group's business model is to place areas of the banking business which are truly international in a strong cross-regional network. This is obvious in the case of trading in international financial markets and in investment banking.

As part of the implementation of the uniform Group-wide divisional structure, UniCredit's Markets & Investment Banking Division (MIB) was created in the middle of 2006. MIB is a centre of competence of UniCredit Group bundling all related activities – with a virtual management structure, global product lines and a network of offices. UniCredit's MIB Division operates on the basis of global product responsibilities, focusing on the markets of Germany, Austria, Italy and CEE (including the Polish market); Turkey, Russia and Poland are those countries where the strongest growth is to be achieved in the future. MIB maintains trading units in the world's major financial centres, including London, New York, Tokyo, Hong Kong and Singapore (see page 51).

With this new structure UniCredit Group with the local units joins the top league of investment banks in continental Europe. Local customer business will also benefit from this standing, the sharing of know-how, placement power and the underlying customer base. Similar to developments in other divisions, 2007 will see the integration of partly complementary MIB trading and investment banking units to form an effective structure with clear governance.

BA-CA's new MIB business segment: adjustment to Group structure

The Markets & Investment Banking (MIB) business segment of Bank Austria Creditanstalt emerged from the former International Markets (INM) business segment, to which financing and loan syndication units and CA IB Corporate Finance Beratungs Ges.m.b.H. were added at the beginning of 2007. MIB is integrated in UniCredit Group's Markets & Investment Banking Division which combines trading, sales and structuring activities across all product classes of international financial markets as well as investment banking activities.

This enables us to further broaden and deepen the range of products and services offered to our customers. The various units and locations are to benefit from each other in terms of know-how sharing, placement power and market presence, and this will ultimately benefit customers – backed by the strength of a large international bank with an extensive network and strong roots in Central and Eastern Europe. Within BA-CA and its CEE network, the Markets & Investment Banking Division has Group-wide functional responsibility, with profits generated at banking subsidiaries in this business segment being allocated to the CEE Division.

Management of the MIB Division is divided into four areas reflecting the global organisational structure: Markets (trading, structuring and distribution), Investment Banking (structured finance, syndications, project finance, strategic corporate advisory, and origination), the COO area (operations and support functions) and Market & Credit Risk.

MIB Division continued

In 2006, the Divison introduced its new global structure. Close cooperation within UniCredit Markets & Investment Banking produced an excellent performance in the very first year despite massive structural changes.

With the introduction of the new divisional structure for BA-CA's business segments, various product competencies were transferred from the Corporates Division to the MIB Division at the beginning of 2007 as described above.

Moreover the BA-CA units and subsidiaries which form part of the MIB Division are to be integrated more closely in order to offer customers top-quality services and high efficiency based on the global structure.

UniCredit MIB Division

Employees (full-time equivalent)	3,210
Total revenues	€ 3,192 m
Profit before tax	€ 1,602 m
Return on equity before tax	46 %

BA-CA Division MIB (year-end 2006)

Employees (full-time equivalent)	469
Total revenues	€ 402 m
Profit before tax	€ 207 m
Return on equity before tax	66 %

Trends in Markets & Investment Banking in 2006

The financial statements for 2006 reflect the old definition of the MIB business segment, without the areas transferred from the Corporates Division. The segment reporting section of the Management Report of Bank Austria Creditanstalt contains detailed comments on the MIB segment result on pages 111 and 112.

For BA-CA's Markets & Investment Banking Division, 2006 was another record year. Total revenues increased by 46 % to € 402 m despite a sharp market correction in May/June 2006. Contributions to the strong overall performance came from both customer business and the broadly diversified trading activities in all product areas.

Quite generally, our focus on customer business in the past years, together with the closely related structuring units which provide innovative solutions for interest-rate and currency risk management, has created a strong basis for good revenue growth.

Results and profitability in BA-CA's MIB business segment


35 %
55 %
63 %
66 %
40
114
175
235
2003
2004
2005
2006
Total revenues (€ m)
Operating profit (€ m)
ROE before tax

Interest rate management: Against the background of rising short-term interest rates and flat yield curves in the major currencies, interest rate management generated substantially higher revenues in 2006, exceeding the results achieved in previous years. More or less equal contributions came from **money market business**, especially repos, from the long-term **global macro strategy** and from **interest rate derivatives trading**.

Credit spreads: The combination of favourable trends in the global economy, a high level of corporate profits and a limited number of business insolvencies resulted in narrower spreads over government bonds in all credit markets.

Treasury Sales: focus on risk management derivatives for customers. The trend for **corporate customers** to restructure portfolios continued in 2006. Companies are responding to volatility in currency and interest rate markets by using market opportunities to improve their interest expense and income while also hedging their currency and interest rate-related positions. Treasury Sales developed innovative products to meet higher requirements in this area. Taking advantage of developments in markets for currencies and interest rate instruments in 2006, product innovations helped to respond quickly to market conditions and use opportunities to meet customer needs. The large network of treasury specialists with excellent product know-how and long-standing experience in advising customers ensures that customers benefit from a comprehensive range of services in this area.

The trend towards using **derivatives in retail business** – directly and indirectly – is intensifying. Personal customers are becoming increasingly interested, for example, in optiαβγδθ

mising foreign currency loans or hedging them against risk. Cooperating with product developers and account managers, our experts can provide this customer group with various services to meet their needs.

Sales of **carry trades** and of **cross-asset products** and **commodities** round off the range of services and meet customers' growing demand for innovative products.

Targeted sales measures and a focus on specific products helped to improve results in this sector by 30 % and further expand the market position.

The **CEE banking subsidiaries** also increased sales of treasury products to corporate customers, an area in which UniCredit Group now holds a leading position. The combination of local market presence and UniCredit Group's specific product expertise in money and capital markets enabled the sales specialists to offer our customers in CEE attractive opportunities for managing interest-rate and currency risk. The product range was further expanded in 2006, especially in local CEE currencies.

Sales of interest rate products and derivatives to **institutional investors in CEE** and also further west increased, driven by strong profit growth in the previous year. Relationships with global asset management companies were broadened and deepened; in this respect, active marketing and a focus on execution quality helped to benefit from strengths in research and the excellent market position in Emerging Europe. Major contributions to overall earnings in institutional business again came from local CEE currencies and derivatives, from structured products tailored to meet customers' needs, and from the sale of new issues of MIB's own origination teams.

Strong increase in structuring activities for retail business: The Financial Engineering experts provide the guarantees for retail funds of the R.I.C.H. family (issued by Capital Invest, now Pioneer Investments Austria), which have so far accounted for the largest sales volume within capital-guaranteed retail funds. In 2006, slight variations of the R.I.C.H. product (a USD tranche and the extension of markets to include Japan and Taiwan) and a new product (Meine Zukunft) with MSCI World underlying were developed.

The two issuers BA-CA and HVB operate as independent legal entities offering Austrian private investors a wide range of equity-linked bonds, bonus certificates, express certificates, index certificates and, as a focal area, guarantee certificates and structured funds. Since 2006, intensive sales efforts have been made together with HVB in the Austrian market. The issue volume generated by BA-CA via structured products for private investors in 2006 totalled about € 700 m.

By joining Zertifikate Forum Austria, a group of five issuers of certificates, BA-CA demonstrated its strong commitment to the Austrian market for structured investment products. BA-CA thereby supports the activities of Zertifikate Forum Austria, including - information for investors on the advantages and risks of certificates and efforts to achieve a fair tax treatment of certificates in Austria.

New issue business: In 2006, BA-CA acted as lead manager, directly and through its network banks in Central and Eastern Europe, for a total of 40 bond issues placed nationally and internationally for CEE borrowers. These activities made a significant contribution to the Group's fee income and to the development of capital markets in Central and Eastern Europe.

In the area of new issues of **Austrian corporate bonds**, BA-CA slightly expanded its **top position as lead manager** with a market share of 35 %. Highlights included the new issues of Andritz AG and CA Immo AG, both of which were lead-managed by BA-CA, significantly oversubscribed and placed with a volume of € 200 m each. Further transactions for which BA-CA acted as lead manager were the euro bond issues of Christ Water Technologies and Allgemeine Baugesellschaft – A. Porr AG, demonstrating the absorption capacity of the Austrian bond market. BA-CA proved its competence for bond issues in CEE currencies with new issues in TRY (Turkish lira) and RON (Romanian leu) for Austria's Kommunalkredit Group.

Using the strong performance momentum of the Vienna Stock Exchange, CA IB successfully carried out a number of major **equity transactions**; most of them related to the real estate sector, where CA IB has built up specific know-how over the past few years. These transactions included the capital increases of Immoeast (€ 2.7 bn), Immofinanz (€ 923 m) and Conwert, and the IPO of CA Immo International. CA IB also lead-managed the IPOs of Zumtobel and Polytec.

In **Central and Eastern Europe**, CA IB played a leading role in about 30 stock market transactions and further expanded its market position. Significant equity capital market transactions in CEE included the IPO of Bulgarian American Credit Bank in Bulgaria and the € 170 m SPO of Turkish Airlines. In Poland, CA IB arranged the IPOs of Multimedia (€ 210 m), Dom Development and Cinema City.

MIB Division continued

Equity trading: The Vienna Stock Exchange continued to perform strongly in 2006. At 21.72%, the annual performance was slightly lower than in previous years. Yet it was a good year for equities. Fresh capital raised via the Vienna Stock Exchange in 2006 totalled € 11.87 bn and turnover increased by 71 % to € 125 bn. Results from **brokerage** in 2006 exceeded the already excellent figure achieved in the previous year. The number and volume of orders rose significantly, especially in equity and derivatives brokerage; the strongest growth in derivatives business was seen in the CEE markets, primarily Poland. In Vienna, BA-CA remained the undisputed leader in customer-driven trading activities on ÖTOB, the Austrian Futures and Options Exchange. Strong efforts to win new customers and offer commodity trading opportunities helped to broaden the customer base.

Becoming a member of the booming **Warsaw Stock Exchange**, BA-CA made a major step towards attracting primarily institutional customers for brokerage business in the future.

Trends and market positioning in the newly added units

Structured Finance & Syndications Austria/CEE

As in previous years, the market environment for structured finance and syndicated loans in Austria and CEE continued to show strong growth in 2006. Despite growing competition from international players which are increasingly turning their attention to the most attractive growth markets in Eastern Europe (especially Russia, Turkey and Poland), BA-CA maintained its position among the market leaders in **structured finance and corporate lending**. UniCredit Group ranked third in the league table of arrangement mandates for syndicated loans in CEE (incl. Russia and CIS), in terms of both volume and number of mandated transactions. After 55 syndicated loans signed in 2005, the number of comparable transactions concluded in the region in 2006 reached 74, an increase of about 35%. These were loans to companies, banks and sovereign borrowers.

This favourable development is largely attributable to the strong growth of **acquisition finance activities in CEE**. Supported by excellent, long-standing contacts with all major financial investors and private equity companies active in Europe, BA-CA was again successful in structuring and placing a number of important transactions of this kind for international financial investors.

In 2006, **syndicated bank loans** in CEE, Russia and the CIS accounted for about 50% of all transactions on the international credit market. The most significant such transactions of BA-CA took place in Ukraine (Privatbank, USD 250 m) and Kazakhstan (Bank TurenAlem, USD 777 m, and Kazkommertsbank, USD 1 bn). This is a business area where BA-CA has for many years been among the top arrangers for syndicated loans for financial institutions in CEE and the CIS.

In Austria, BA-CA had a market share of 22.8% in terms of the volume of all arranged transactions. This is almost twice as high as that of our closest competitor.

CA IB Corporate Finance

Within UniCredit Group, CA IB Corporate Finance is responsible for strategic corporate finance advisory, equity capital markets and merchant banking origination services, and acts on behalf of the Group in Austria and Central and Eastern Europe. In 2006, CA IB achieved its best result ever, with transaction volume exceeding € 10 bn.

MLA League Eastern Europe 2006 (pro rata)

RANK	LENDER	AMOUNT (€ M)	DEAL COUNT
1	Citigroup	7,216.71	80
2	ABN AMRO	6,659.59	74
3	**UniCredit Group**	**3,609.49**	**74**
4	RZB	3,055.41	92
5	BNP Paribas	3,047.07	28
6	ING	3,022.06	55
7	Mitsubishi UFJ Financial Group	2,799.97	53
8	Calyon	2,477.83	36
9	Barclays Capital	2,468.73	18
10	Dresdner Kleinwort	2,323.96	23

Source: Dealogic Global League Tables, published Jan 07



In Corporate Finance Advisory, which accounts for 70 % of CA IB's total revenues, CA IB participated in over 100 projects in 15 countries. Significant transactions included the sale of Splitska banka (€ 1 bn) on behalf of UniCredit Group. CA IB also successfully advised Knauf on the acquisition of Heraklith (€ 230 m), and the Czech energy company CEZ on the acquisition of a Bulgarian thermal power station (€ 306 m) and two Polish power plants (€ 383 m). CA IB was again honoured with numerous awards in 2006. These included "Best Investment Bank in CEE" by the magazine Finance New Europe, and "Best Continental M&A Adviser" by the periodical Acquisitions Monthly.

In the area of equity issues, CA IB once again successfully placed shares in Austria and in Central and Eastern Europe (please refer to the section "New issue business").

Equity capital market – book runners 2006
Austria and CEE

RANK	BOOK RUNNER	€ M	ISSUES
1	**UniCredit Group**	**6,149**	**15**
2	Deutsche Bank AG	4,038	5
3	Constantia Privatbank AG	3,675	2
4	Goldman Sachs & Co	3,551	3
5	JP Morgan	3,380	2
6	Erste Bank	2,918	1
7	Merrill Lynch	1,468	5
8	Raiffeisen Zentralbank	1,130	4
9	UBS	1,010	4
10	Credit Suisse	855	3

Source: Thomson One Banker, 16/02/2007 – Austria, CEE, Turkey, excl. Russia

Outlook

Expansion in Russia

With the acquisition of Aton Capital, one of Russia's leading investment banks, we have taken an important step for the strategic growth of operations in Russia. The transaction was signed at the end of December 2006 and attracted much attention from Russia's financial community; the closing is to take place in the first half of 2007, when the required offical approvals are available.

UniCredit Markets & Investment Banking is cooperating closely with International Moscow Bank, which maintains a strong market position in corporate customer business, with the aim of becoming a leading market participant in Russia. UniCredit Group has a very strong position in the distribution and structuring of products across all asset classes, and in investment banking in Austria and Central and Eastern Europe. Together with the Group's technical expertise in finding innovative solutions for its customers, this constitutes the basis for further growth of the Markets & Investment Banking Division.

CEE capital markets expanding

In light of general convergence trends, the experts of our New Issues unit expect a further rapid rise in business volume in the region of Central and Eastern Europe, in regard to the volume of new bonds launched on the international eurobond market and on the national bond markets. Equity capital activities are also expected to remain at a high level. The strategic capital flows from West to East and the equity capital flows of institutional investors show no sign of flagging.

Central Eastern Europe Division

Clear governance: BA-CA becomes CEE sub-holding company.
Market leader by a wide margin with UniCredit.



"The 35 million customers of our Group are the clear winners of the consolidation of our CEE activities. Now we can offer them even better services in an enlarged network of more than 3,000 branches in 17 CEE countries. We rank as the indisputable Number 1 in the CEE region for them."

Andrea Moneta
Member of the Management Board with responsibility for the CEE Division, Head of Poland's Markets Division in the Management Committee of UniCredit

Bank Austria Creditanstalt – from an early starter to CEE market leader with UniCredit

Central and Eastern Europe is Bank Austria Creditanstalt's second home market. The opening of a representative office more than 30 years ago, the pioneering role played by Bank Austria and Creditanstalt in making equity investments in CEE banks in the late 1980s, and the build-up of operations in the difficult phase of transformation in the 1990s are significant stages in BA-CA's corporate history. Through mergers with HVB's local banking subsidiaries in 2001 and 2002, BA-CA took a major step forward towards building the most extensive CEE banking network. After a phase of consolidation and rationalisation, the bank started – in 2003, just in time before the first CEE countries joined the EU – to expand substantially through strong organic growth and improved profitability. This expansion is still under way. Further acquisitions gradually opened up the markets in South-East Europe (SEE). Over the past five years, risk-weighted assets (RWA) in the CEE business segment increased by an average 15 % per year and profit before tax rose by 29 % annually.

At the beginning of 2007 we find that, looking back on developments so far, European integration is a success story with even greater future potential. In January 2007, Bulgaria and Romania joined the EU, and this marks more than just another stage in the process of European integration. The economies in Central and Eastern Europe have made significant progress over the past ten years: in the older EU member states, the convergence progress has reached an advanced stage, key industries are fully integrated in division of labour in the EU internal market and are highly productive. Economic growth, though still comparatively high, is somewhat lower than in the early years after the transformation, and interest rates and price levels are converging. Although closing the prosperity gap vis-à-vis Western Europe will take some time, one can hardly speak of "emerging markets" any longer. This development, the internal market, has spread further, other countries in Eastern Europe are following the same path, new countries in SEE are opening up and creating the conditions required for an economic upswing.

Borders are becoming less significant – also in economic terms – and economic integration is advancing; last but not least, the banking sector in these markets is quickly moving towards higher levels of maturity. It is in this environment that UniCredit Group was formed one and a half years ago, at the very best moment.

UniCredit Group with its cross-regional business model in the mature markets of the "old EU" acts in line with its claim to be the **first truly European bank** by bundling operations in Central and Eastern Europe to form a strong network. We underline this claim, and our common identity and philosophy, with the **UniCredit** master brand, which we are introducing in the current Group-wide rebranding process. The basic principles of UniCredit's business model apply in all markets, whether young or old:

- **Management:** gearing the organisation and business models to customer needs; managing operations on the basis of transparency of results, accountability and clear governance rules.
- **Customer business:** taking a multi-local approach with know-how transfer across the region, while maintaining local differentiation and using diversity.
- **Production and product development:** Using economies of scale in revenues and costs through global product lines, benefiting from locational advantages by establishing centres of competence in selected areas.
- **Infrastructure and processes:** Enhancing quality and cost efficiency by bundling back-office and settlement functions and working towards a uniform IT landscape.

Perimeter and growth potential significantly expanded. Integration and cross-regional initiatives for sustained future expansion.

New structure in CEE – combining the strengths of market leaders in the region

The integration of the CEE subsidiaries of UniCredit Group reflects the business combination of the parent companies. From the very beginning, as defined in the Business Combination Agreement (BCA), this has been a key element of the strategy pursued by the new Group. Clear governance rules are an essential prerequisite for operating successfully and managing such a complex banking group.

Governance: The shareholders' agreement of mid-March 2006 set the course. We then prepared the transfers of operations and swiftly implemented them – as described in other sections of this Annual Report – in several stages: the sale of HVB Splitska banka, effected to comply with merger control requirements, was followed by transfers of banks within the Group. Contrary to original plans, the transfer of Bank BPH to UniCredit became necessary to comply with additional requirements specified by the new Polish government. Then banking units were transferred to BA-CA on its way to assuming the sub-holding company function for the rest of the CEE region. The purchase of International Moscow Bank (IMB) and the Baltic subsidiaries from HVB was completed in January. And shortly before the editorial close of this Annual Report, we also completed the next important step, the arm's length transfer of UniCredit subsidiaries to BA-CA.

The chart on the right shows that the new structure is clear-cut. A network with a historically grown multiple presence in six countries is being replaced by two UniCredit Divisions: Poland's Markets (PM) under the UniCredit holding company, and the CEE Division established as a sub-holding structure in BA-CA, at the same time being a UniCredit Group division and identical with the CEE business segment of BA-CA.

The new structure simplifies management, facilitates cross-regional cooperation and provides the base for the emergence of a Group identity. The related mergers enable our banking subsidiaries to exceed the critical size in many countries. A connected region of the size of a sub-continent enables the Group to benefit from economies of scale and network advantages.

Geography: BA-CA's new extended perimeter in CEE comprises 24 countries, with operating units active in 15 countries (and a representative office in Macedonia). The total population in these countries is 306 million; Russia alone has 144 million inhabitants, followed by Turkey with 73 million inhabitants. Nine countries are EU member states with a combined population of 64

Clear governance in Central and Eastern Europe

BA-CA as sub-holding company for CEE (excluding Poland and Ukraine)

Banking subsidiaries of UniCredit, HVB and BA-CA based on risk-weighted assets (RWA) of € 60 bn 1) in 2006


UniCredit
BA-CA
HVB
old
2006 2)
new
from 2007 3)
Poland
Ukraine
Baltic countries
Czech Republic
Slovakia
Hungary
Slovenia
Croatia
Bosnia & Herzegovina
Serbia
Bulgaria
Romania
Turkey
Russia
UniCredit Poland's Markets Division (PM)
UniCredit CEE Division
= perimeter of BA-CA as sub-holding company
= new BA-CA CEE business segment

1) Including RWA accounted for in Vienna (€ 2 bn)
2) Without HVB Splitska banka
3) Target structure, presented on the basis of pro-forma figures for 2006

CEE Division continued



million, with Bulgaria and Romania accounting for 30 million. Poland and Ukraine (with a combined population of 87 million) are not included in this calculation because operations in these countries directly report to the UniCredit parent company.

UniCredit in leading market position

In the CEE market UniCredit Group is market leader by a wide margin, with total assets more than double the figure for the nearest competitor. The Group has an extensive market presence in the region.

BA-CA's banking subsidiaries in the new perimeter have combined average risk-weighted assets of € 41 bn. 39,000 employees in more than 1,800 branches serve some 18 million customers. The pro-forma profit before tax of these operations in 2006 exceeded € 1 bn. Compared with the previous scope of consolidation (2006 as reported, including Bank BPH and HVB Splitska banka, which were not part of the group of consolidated companies for the full financial year), average risk-weighted assets are 80 % higher; profits – operating profit, profit before tax and net profit – are about 50 % higher than for the old structure.

Leading positions in many countries: The CEE subsidiaries are among the leading banks in most CEE countries. In this context, the varying degrees of concentration of the banking sector and the size of the individual countries should be taken into account. Measured by total assets, we are among the top five banks in eight countries, and in three of them – Croatia, Bulgaria, and Bosnia and Herzegovina – we rank first. On a pro-forma basis, the market share is highest in Bosnia and Herzegovina with about one quarter, followed by Croatia (23 %) and Bulgaria (20 %). In CEE countries which are EU members, our market share is between 6 % and 9 %. In Turkey it is over 10 %; the market share in Russia is below 2 %, though in a very large market and currently still based on a specialised structure.

The market: growth and convergence

Even after the catching-up process seen in the past years, banking markets in CEE are highly promising for a number of reasons. The various markets show different degrees of maturity.

1) Economic developments: The CEE economies are expanding at real growth rates which in the more mature countries are at least double, and in the younger countries about two and a half times, the figures for the "old Europe", i.e. West European countries in the EU. Our economists expect average annual growth to exceed 5 % for the period 2006 to 2008, the years covered by our current 3-Year Plan. Economic growth is supported in the long term by the structural process of catching-up and modernisation, regardless of cyclical fluctuations, as it will take one or two generations for prosperity levels in CEE to get close to those in West European economies. In the short to medium term, additional impetus will come from current and prospective EU membership and the related liberalisation, from integration in the EU's division of labour and, last but not least, from EU financial assistance and foreign direct investment.

2) Financial intermediation: Beyond real and nominal economic growth, the process of financial intermediation is gathering momentum. Expressed as a percentage of nominal GDP, total loans plus deposits of the banking sector in CEE is around 78 %; this compares with 246 % for the countries in the euro area. We expect that in the period 2006–2008, bank loans (38 % of GDP) and bank deposits (47 %) will increase at an annual rate of 28 % and 19 %, respectively (data for CEE-16 incl. Poland, Russia, Turkey).

3) Expansion to include new markets: Despite all differences, the countries in CEE may be broadly classified into three groups: based on average figures for 2006–2008, lending volume will rise by about 21 % annually in the EU member states (incl. Poland) and by 27 % annually in South-East Europe; this compares with 28 % in Turkey and 38 % annually in Russia. The markets newly added to BA-CA's perimeter therefore offer exceptional prospects. This rejuvenation will prolong the life cycle of the business segment, all the more so as economic integration between these countries is intensifying.

4) Product penetration: In CEE, banking services are not yet used as widely as in Western Europe. Even in the more advanced countries, people holding bank accounts are still a relatively low proportion of the population. For example, in Slovakia only 68 % of persons over 15 years maintain an account, and in Bulgaria only 30 %, which suggests significant growth potential. It should be noted, however, that – apart from the sociological aspect of prosperity distribution – demand for electronic banking services, mutual fund products, and capital market-related financing solutions and derivatives, is growing at a disproportionately high rate in CEE. Business with internationally active companies, which act as pacemakers of economic development, hardly differs from Western standards and practices. Especially in the large CEE markets, this offers opportunities for structured transactions, ECM business, investment banking, risk management, etc. on a state-of-the-art basis. Retail banking, on the other hand, has so far been slow to develop and will show above-average growth in coming years.

5) The supply side: Today, foreign banks – welcomed by policy-makers many years ago to support the system transformation – are playing a role in CEE, especially in some of

The new CEE Division of BA-CA

(on a pro-forma basis for 2006)

- Present in 16 countries with a combined population of over 300 million
- Average risk-weighted assets: € 41 bn[1]
- 39,000 employees
- Some 1,800 branches
- About 18 million customers
- Profit before tax exceeding € 1 bn



	MARKET SHARE Q3 2006 (%)	PRELIMINARY RANKING
Russia[3], International Moscow Bank	1.9	8
Estonia[3], HVB Bank Tallinn	0.5	8
Latvia[3], AS UniCredit Bank	2.3	10
Lithuania, HVB Bank Vilnius	2.2	6
Poland[2], Bank BPH, Bank Pekao	20.6	1
Ukraine[2], JSCB HVB Ukraine, UniCredit Bank	1.1	13
Czech Republic, HVB Bank Czech Republic, Živnostenská Banka	7.3	4
Slovakia, HVB Bank Slovakia, UniBanka	9.2	5
Hungary[3], UniCredit Bank	6.4	7
Romania, HVB Tiriac Bank, UniCredit Romania	7.2	4
Slovenia[3], Bank Austria Creditanstalt Ljubljana	6.5	4
Croatia[3], Zagrebačka banka	23.1	1
Serbia, HVB Bank Serbia	7.2	5
Bulgaria, HVB Bank Biochim/ Hebros Bank, Bulbank	19.8	1
Macedonia, Skopje Representative Office		
Turkey, Yapı Kredi	10.4	4
Bosnia and Herzegovina, HVB Central Profit Banka, Nova banjalučka banka, UniCredit Zagrebačka banka	25.3	1

1) Turkey on a pro-rata basis / 2) UniCredit Poland's Markets Division / 3) Q4 2006

these countries, that would be inconceivable in Western Europe. Some 1,800 banks in CEE-12 have combined total assets of over € 1 trillion. International banks account for close to half of the total; this proportion is weighed down by the fact that in Russia, foreign banks make up only 10 % of the banking market. International banks active in CEE help to avoid misguided developments such as those seen in the West European banking sector in the past decades. The strong commitment of international banking groups also has an influence on market trends: these banks are pursuing expansion while keeping capital requirements at a low level; they aim to promote capital market-based financing and investment in mutual funds and to use the locational advantages of a well-trained workforce for an efficient market of internal bank services.

CEE Division continued

CEE banking subsidiaries: growth with profitability and efficiency

2006 was an excellent year for the banking subsidiaries in CEE, both the companies reflected in BA-CA's consolidated financial statements for the year and in the new perimeter. This development was in line with the upward trend of previous years.

Details of developments in BA-CA's CEE Division are included in the segment reporting section of the management report on pages 113 and 114. Any assessment of the bank's performance in 2006 is to be based on this definition of the CEE business segment. The definition is, however, distorted by the sale of CEE banks in 2006 and – given the additions to the group of consolidated companies which have taken place in the meantime – it is also of limited significance for the future development of the bank.

A pro-forma presentation of the CEE business segment in the new structure shows that our banks in the EU member states – despite the inclusion of the large subsidiaries in Bulgaria and Romania in this group of countries – account for 46 % of average risk-weighted assets, less than half of the total figure for CEE. A major factor is our market leadership position in Croatia, which includes the Bosnian banking subsidiary of Zagrebačka banka. Turkey and Russia, given the size of the countries and of our well-established banking subsidiaries there, together account for almost one-third of total RWA of the new group of consolidated companies.

Although it is often difficult to classify countries into groups, and subject to numerous one-off effects resulting from the current mergers, the income statement figures confirm the picture of a growth market developing at different speeds: while the combined profit before tax generated by banks in the EU member states increased by 14 %, it grew by 30 % in South-East Europe and by 52 % in Russia and Turkey (with growth driven especially by operations in Russia). All CEE banking subsidiaries together achieved an increase of almost one-third in profit before tax. Despite the strong expansion, costs (cost/income ratio below 55 %) and the provisioning charge (45 basis points of the risk-weighted assets of the banking book) remained under control.

	RISK-WEIGHTED ASSETS		TOTAL REVENUES			PROFIT BEFORE TAX		
	€ M	SHARE	€ M	SHARE	% ON 2005	€ M	SHARE	% ON 2005
Baltic countries	613	2 %	16	1 %	176 %	3	0 %	n.m.[1]
Czech Republic	6,119	16 %	276	10 %	22 %	120	11 %	37 %
Slovakia	1,760	5 %	110	4 %	13 %	32	3 %	1 %
Hungary	3,061	8 %	210	8 %	7 %	92	8 %	–2 %
Slovenia	1,106	3 %	48	2 %	22 %	15	1 %	3 %
Bulgaria	2,146	6 %	239	9 %	13 %	76	7 %	4 %
Romania	2,859	7 %	227	8 %	59 %	66	6 %	25 %
EU member states	**17,663**	**46 %**	**1,127**	**41 %**	**23 %**	**403**	**37 %**	**14 %**
Bosnia and Herzegovina (excl. UniZaba)	509	1 %	49	2 %	70 %	2	0 %	–52 %
Croatia (incl. UniZaba)	7,268	19 %	443	16 %	–2 %	210	19 %	21 %
Serbia	970	3 %	45	2 %	420 %	15	1 %	542 %
South-East Europe	**8,747**	**23 %**	**538**	**19 %**	**16 %**	**227**	**21 %**	**30 %**
Turkey	7,038	18 %	716	26 %	10 %	247	23 %	13 %
Russia	5,260	14 %	392	14 %	145 %	218	20 %	152 %
Turkey and Russia	**12,299**	**32 %**	**1,108**	**40 %**	**37 %**	**464**	**42 %**	**52 %**
TOTAL[2]	**38,709**	**100 %**	**2,772**	**100 %**	**29 %**	**1,095**	**100 %**	**32 %**

1) not meaningful
2) Excluding items accounted for in Vienna

Strategy …

We will use the promising market environment and the excellent starting position by focusing on the following strategic areas:

Organic growth and capital efficiency: Growth in strongly expanding systems requires substantial investment which must pay off. In this context, investment refers to equity capital to support strong growth of risk-weighted assets rather than bank infrastructure and resources. The bank has to earn the cost of capital for the growing employment of capital, and this means that ever higher standards of value creation have to be met.



Our value-based management approach focusing on Economic Value Added (EVA) gives rise to further targets, namely keeping revenues as a percentage of risk-weighted assets at the current level and increasing them beyond this level, despite strong pressure on margins resulting from interest rate convergence and competition. In operating terms this means that growth needs to be based not only on classic on-balance sheet loans and deposits, but on the promotion of capital market products and fee-earning business. Our objective is revenue growth rather than volume growth.

In our expansion strategy we take a country-by-country approach differentiated according to specific market characteristics. We will use the opportunities arising from our extensive network and thus leverage on UniCredit's decisive competitive advantage: economies of scale in production and the use of locational advantages in Global Banking Services. We focus on best practice and mutual know-how transfer with regard to customer satisfaction, sales efficiency, product development and coordination of the range of products offered.

In those areas which are international in nature – be it that customer needs are international, be it that business is done in supraregionally organised markets – we will use our strengths, working closely with the relevant divisions, product lines and centres of competence: in corporate banking, we will continue to support our CEE customers' business relations with companies in Italy, Germany and Austria with cross-border business solutions; in the asset management sector, we will use our market position and worldwide coverage with Pioneer; in investment banking activities, we will strengthen the joint market approach under UniCredit Markets & Investment Banking, and we will use the customer base in all countries with the standing of a large international bank.

We pursue long-term expansion based on strong local roots and the sharing of international know-how. We aim to be good corporate citizens and are committed to ethical values defined in our Integrity Charter. We also want to benefit from the diversity of local talent and thus encourage international careers. Finally, with our branding policy, we aim to strongly promote the emergence of a Group identity and we want to be seen by our customers as a unique bank.

… and its implementation:

A task requiring immediate attention was and still is the integration of our units to develop a pro-forma group of companies into a strong market presence in the individual countries and a cross-regional network. Our current initiatives and projects are following these two lines.

Integration programme

At the beginning of 2006 we set up a cross-regional project management structure for implementing integration projects relating to our 22 banks in 16 countries. It comprises the following local projects:

● **Merger countries:** In countries with a multiple presence – Slovakia, the Czech Republic, Bulgaria, Romania, and Bosnia and Herzegovina – we are working on local integration of the entire business operations, processes and IT, with the objective of completing the mergers in 2007. Decisions concerning the core banking systems were an integral part of the projects, without losing sight of the long-term objective of a uniform IT platform. Banking operations in Slovakia, Romania and Bosnia and Herzegovina will use CORE02, BA-CA's standard application system for CEE, while the system introduced in the Czech Republic is the new UniCredit Group system EuroSIG. For Bulgaria we decided to use FlexCube of iFlex, a system which will also be implemented in Russia.

● **Integration countries** comprise Russia, Estonia, Latvia and Lithuania, as well as Croatia and Turkey. In these countries without local mergers, work concentrates on full integration in the Group in respect of governance, management, regulatory reporting, management information system, risk management etc.

● **Transformation countries** refer to existing BA-CA subsidiaries (Slovenia, Serbia and Hungary). Here we concentrate on rebranding in line with Group standards.

CEE Division continued

Rebranding

UniCredit has decided to use a uniform brand structure for CEE to underline its performance capabilities and the standing of a leading international banking group. The Group will use the **UniCredit Bank** brand, amended by the local brand name for countries with a strong local presence, e.g. UniCredit Zagrebačka banka, UniCredit Bulbank, UniCredit Tiriac Bank. The rebranding process is to be completed by the end of 2007.

Cross-border initiatives

Various cross-border initiatives are aimed at using the **competitive advantages** of our comprehensive network of operating units in 15 countries while benefiting locally from the strength and expertise of an international banking group. We want to use this double advantage in business with our customers. The above-mentioned brand architecture underlines the most visible feature of the CEE Division: the ability to serve customers **across borders** while meeting their individual needs by incorporating **local specifics**.

Some **20 cross-regional initiatives** have been launched to meet this objective at several levels: in customer business; in management and organisation; and in HR management, communications and Global Banking Services.

In **customer business**, homogeneous customer segments and shared business models as well as efforts to standardise the product range are prerequisites for offering our customers access to our entire network from any location.



Global product lines such as Global Trade Finance, leasing, commercial real estate business have been established. They act as a vehicle for know-how transfer in the entire UniCredit Group, giving effect to the advantages of a large bank in smaller countries, too. Moreover, global product lines act as hubs linking supply (e.g. Western institutional investors) and demand.

Other initiatives which are under way have been launched to bundle asset management and investment banking activities; in this context, bundling does not mean centralising but creating a multipolar structure with optimal division of labour.

Uniform cross-regional **management information systems** (MISs) are preparing the ground for accountability and transparency of performance as a management principle for our Group. They are also a prerequisite for meeting Basel II requirements and for coordinating bank treasury operations and capital management.

We have also set up a cross-regional **HR integration programme** with tasks divided among different locations in the network. The objective of the programme is to develop local talent and a pool of cross-regional executives.

Global Banking Services (GBS), a global UniCredit division, performs an essential function in the entire integration process, maintaining cost effectiveness, unlocking synergies and using locational advantages in the long term with a best practice approach. Projects range from process design to IT harmonisation, facility management and Group-wide procurement. The cost synergies which GBS seeks to achieve are not only "quick wins" but will also enhance performance in customer business on a sustainable basis.

The new brand architecture in CEE

	Old brands	New brands	
Azerbaijan	KOÇBANK AZERBAIJAN	YapıKredi Azerbaijan	✔
Baltic states	HVB Bank	UniCredit Bank	✔
Bosnia and Herzegovina	UniCredit Zagrebačka banka; HVB Central Profit Banka	UniCredit Bank	
Bulgaria	Bulbank UniCredit Group; HEBROS BANK; HVB Bank Biochim	UniCredit Bulbank	
Croatia	Zagrebačka banka	Zagrebačka banka UniCredit Group	✔
Czech Republic	Živnostenská Banka UniCredit Group; HVB Bank	UniCredit Bank	
Hungary	HVB Bank	UniCredit Bank	✔
Poland	BANK PEKAO SA; Bank BPH	yet to be decided	
Romania	UniCredit Romania; HVB Ţiriac Bank	UniCredit Ţiriac Bank	
Russia	INTERNATIONAL MOSCOW BANK	yet to be decided	
Serbia	HVB Bank	UniCredit Bank	
Slovakia	UniBanka UniCredito Italiano Group; HVB Bank	UniCredit Bank	
Slovenia	Bank Austria Creditanstalt	yet to be decided	
Turkey	KOÇBANK; YAPI KREDI	YapıKredi	✔
Ukraine	Bank PEKAO (Ukraine) Ltd.; HVB Bank	UniCredit Bank	✔

✔ = implemented

CEE Division continued

Baltic states:
HVB Bank Vilnius, UniCredit Bank, HVB Bank Tallinn


Tallinn
Riga
Vilnius

Lithuania

Population	3.4 million
Area	65,300 sq. km
Capital	Vilnius
Currency	Lithuanian litas
GDP (nominal)	€ 23.6 bn
Per capita GDP	€ 7,020
GDP growth in 2006 (real)	7.5 %

The slowdown in economic growth in the second half of 2006 cannot really be seen as a negative development given the danger of overheating. The economy will continue to grow by between 6 % and 7 % in the next few years, while the current account deficit will remain in the region of 10 %. The fall in inflation in the forthcoming years will be decisive for convergence with the euro. We do not expect the euro to be adopted before 2010.

Latvia

Population	2.3 million
Area	64,590 sq. km
Capital	Riga
Currency	Latvian lat
GDP (nominal)	€ 16.0 bn
Per capita GDP	€ 7,028
GDP growth in 2006 (real)	11.9 %

Latvia's process of rapid convergence with the EU in real and monetary terms is continuing, although mostly at the expense of macroeconomic stability. The country would need to pursue a more restrictive budget policy in light of the central bank's limited room for manoeuvre. It could then address the growing imbalances in foreign trade and the domestic economy, paving the way for a soft landing for the economy.

Estonia

Population	1.3 million
Area	45,230 sq. km
Capital	Tallinn
Currency	Estonian crown
GDP (nominal)	€ 13.0 bn
Per capita GDP	€ 9,690
GDP growth in 2006 (real)	11.3 %

Low interest rates and strong foreign demand kept GDP growth in the double digit range in 2006. While economic growth was previously supported by productivity increases, there are now clear signs of an overheating of the economy. The growth rate is likely to lose some of its momentum in the next few years as inflation, rising interest rates and the higher indebtedness of the private sector will dampen domestic demand.

UniCredit Bank
The business units in the Baltic states focus on business with corporate customers. The units in Lithuania and Estonia will be integrated in UniCredit Bank in Riga by the middle of 2007 to create a pan-Baltic unit.

The units' strength is based on the experience acquired by the Group in markets of industrial countries such as Italy, Germany and Austria, and is reflected in their participation in numerous syndicated loans in the region. The bank's experience in trade finance is highly valued by customers. The bank's electronic banking services are reputed to have the safest system throughout the Baltic region, and they are an efficient tool for linking up our customers' parent companies with their subsidiaries in the Baltic states and other countries.

Outlook:
After the existing units have been reorganised, the new UniCredit Bank, with its head office in Riga, Latvia, will maintain branches in Lithuania and Estonia. This pan-Baltic bank will expand the range of products to include combined bank/insurance and leasing products (in cooperation with the Baltic leasing subsidiary company). Operations will continue to focus on expanding business with corporate customers.

€ M	2006
Average risk-weighted assets	613.1
Total revenues	16.1
Profit before tax	2.7
Cost/income ratio	65.0 %
Employees (full-time equiv.)	162
Branches	4

Bosnia and Herzegovina:
HVB Central Profit Banka, Nova banjalučka banka and UniCredit Zagrebačka banka


Sarajevo

Population	3.8 million
Area	51,130 sq. km
Capital	Sarajevo
Currency	Convertible mark
GDP (nominal)	€ 9.2 bn
Per capita GDP	€ 2,380
GDP growth in 2006 (real)	5.9 %

The dynamic growth of recent years is likely to continue in 2007–2009 but a considerable acceleration of growth is improbable until political consensus is reached with regard to key institutional, legislative and structural reform measures in a highly fragmented political environment.

HVB Central Profit Banka

Retail customers:

By expanding its branch network, providing support in the form of 24 mobile sales force staff and introducing new products for business customers in particular, the Retail Division continued to focus on further growth. The number of retail customers rose by 16 % to over 182,000 – outgrowing the market.

Loans to private individuals increased by 22 % to € 191 m, loans to business customers by 62 % to € 21 m. Total deposits in this segment grew year-on-year by 21 % to € 158 m.

The number of debit cards rose by 21 % to over 110,000, the number of credit cards increased by 5.6 % to 14,400. 14 new ATMs and 137 new PoS terminals were installed.

Corporate customers:

Lending business and cash management services were further diversified in line with local market trends and in cooperation with the Group. The first real estate and syndicated finance transactions were carried out. New instruments such as forfaiting have been added to the product range of the trade finance segment.

Coordinated approaches to customer business and on the market have been achieved by supporting the integration activities of Nova banjalučka banka.

International Markets:

The trading, sales, asset/liability management and custody units of the INM Division met all their targets and achieved the planned growth in market share.

The trading unit maintained its market maker position; HVB Central Profit Banka continued to be the only provider in the money market and foreign exchange market in Bosnia and Herzegovina. Some of the first FX swap and FX forward transactions were carried out in the market, and the first derivative product – FX forward with a time option – was offered.

HVB Central Profit Banka was the first bank in Bosnia and Herzegovina to provide custody transactions in the country and now has a market share of over 50 % in this segment.

Outlook:

In the final quarter of 2007, HVB Central Profit Banka and UniCredit Zagrebačka banka will merge and become the country's leading bank.

€ M	2006
Average risk-weighted assets	395.0
Total revenues	34.1
Profit before tax	0.6
Cost/income ratio	67.1 %
Employees (full-time equiv.)	473
Branches	39

Nova banjalučka banka

Nova banjalučka banka (NBB) operates in Banja Lučka and ranks third in Republika Srpska. Serving over 210,000 customers through 74 branches it has the most extensive branch network in Bosnia and Herzegovina.

At the end of 2005 NBB was acquired by BA-CA and has since been successfully integrated into the Group (including reorganisation and implementation of the standard IT system COREO2 used throughout CEE by BA-CA).

Retail customers:

In the course of the integration process in 2006, retail and corporate customers became two separate customer segments, the standard product range of the Group and personalised services such as account managers serving specific customers were introduced.

CEE Division continued

The volume of loans extended to private customers grew sharply due to the introduction of new loan products (e.g. "Quick Loan" which alone doubled the total lending volume); deposits by private customers increased by 38%.

Corporate customers:
In 2006 the bank concentrated on expanding business with medium-sized and large privately-owned companies, while maintaining its strong position in the public sector.

The volume of loans extended in this segment doubled year-on-year.

Outlook:
As a result of the successful transformation process, the bank is well-equipped to extend its customer base in 2007 by way of new and innovative products offered on attractive terms and by continuing to optimise processes, staff training and efficiency.

€ M	2006
Average risk-weighted assets	114.3
Total revenues	15.0
Profit before tax	1.9
Cost/income ratio	84.6%
Employees (full-time equiv.)	509
Branches	74

UniCredit Zagrebačka banka

UniCredit Zagrebačka banka (UniZaba) is the second largest bank in the country. Total assets increased by 18% to € 948 m year-on-year; loans to customers rose by 15%, total deposits by 18%. Over half of all customer deposits are savings deposits in retail banking and thus provide a solid funding base for further business expansion.

Retail customers:
In 2006 the segment focused on introducing new products (cash loans for VISA Classic card holders, e-banking services, the JES account package, etc.) successfully. Loans rose by € 74 m and deposits by € 53 m. The branch network is divided into 10 regions within Bosnia and Herzegovina; direct sales channels were further expanded. The network of ATMs was extended and now numbers 89 machines.

Corporate customers:
UniZaba successfully implemented e-banking services for corporate customers in 2006. New loans for a total volume of € 114 m were extended and guarantees in the amount of € 60 m were concluded. The bank focused on expanding its strong position in business with medium-sized companies.

Outlook:
UniCredit Zagrebačka banka and HVB Central Profit Banka will merge in the final quarter of 2007; the new bank will have about 100 branches and will be the market leader in all of its business segments.

€ M	2006
Average risk-weighted assets	n.a.
Total revenues	49.8
Profit before tax	17.7
Cost/income ratio	62.5%
Employees (full-time equiv.)	842
Branches	61

Bulgaria:
HVB Bank Biochim/ Hebros Bank and Bulbank


Sofia

Population	7.8 million
Area	110,990 sq. km
Capital	Sofia
Currency	Bulgarian lev
GDP (nominal)	€ 24.4 bn
GDP per capita	€ 3,170
GDP growth in 2006 (real)	6.3%

GDP growth accelerated in 2006 and may peak in 2007. In light of the positive sentiment of international investors, supported by EU accession, foreign direct investment will exceed 10% of GDP for the fifth time in succession.

HVB Bank Biochim/ Hebros Bank

Profits at HVB Bank Biochim and the Hebros Group rose sharply in 2006, with profit before tax amounting to € 26 m. Core business remained the key contributor to these results; total assets, net interest income and net fee and commission income showed sustainable, positive growth. Operating expenses rose only moderately despite the integration process currently under way, and were cushioned by synergies realised through integration.

Retail customers:
Following the integration of HVB Bank Biochim and Hebros Bank, market share for retail loans rose from 12.0 % to 13.8 % – more than double the rate of the banking market. Mortgage loans grew by 35 % and retail deposits by 16 %.

The integration of the business customer segment led to a 51 % rise in investment financing transactions over 2005. As many as 4,000 customers used the Internet banking services introduced in the final quarter of 2006 to settle over 50,000 transactions. Licences recently issued by VISA and MasterCard prompted a 20 % increase in point-of-sale terminals.

Corporate customers:
Net fee and commission income in this segment rose by 18 % compared to 2005. The increase was generated by the cash management services used by large international companies, and by the long-standing, fee-based business relationship maintained with local companies. The volume of new business achieved in real estate business amounted to € 150 m, an increase of 120 %. In 2006, the bank confirmed its leading position in the fiercely contested segment of medium-sized companies, increasing lending volume by 18 %. With a market share of 35 %, the bank is also market leader in the area of public sector and public private partnership financings. By advising customers on how best to take advantage of assistance provided by the EU in conjunction with financial products tailored to meet specific needs, the bank tripled the volume of its subsidised loans.

The bank's high service standards are also reflected in the title of "Best Bank in Bulgaria" which the bank was awarded by the renowned magazine Euromoney.

International Markets:
The focus of the newly integrated INM business segment is on derivatives and capital markets business. The bank further strengthened its position in custody business and – for the third time in succession – it was awarded the title "Best Agent Bank in Bulgaria" for both domestic and international customers by the magazine Global Custodian. The bank's custody experts was moreover named the best team by the journal Global Investor.

€ M	2006
Average risk-weighted assets	1,213.3
Total revenues	110.2
Profit before tax	26.1
Cost/income ratio	53.8 %
Employees (full-time equiv.)	2,927
Branches	210

Bulbank

The bank concentrated on meeting its financial objectives, notwithstanding the fact that its integration in HVB Bank Biochim and Hebros Bank commenced in February 2006. The profit before tax (adjusted for integration effects) rose by 26.6 % over 2005; Standard and Poor's raised its rating to BBB+ with a stable outlook.

Retail customers:
Loans were up 65 % in 2006 and revenues by 30.5 %. The upward trend was most pronounced in the business customer segment (loans +55 %, deposits +36 %). The bank is a major market participant in the area of mortgage loans. These grew by 73 %, and the bank has a market share of 13 %.

Fund volume doubled to € 32 m, and structured deposits expanded by 31 % to € 47 m.

Corporate customers:
Revenues in the corporate customers segment rose by 9 %; the loan portfolio expanded by 11 %, resulting in a market share of 11 %. Loans to medium-sized businesses grew by 26 % and revenue growth in this sub-segment was 11.6 %. The leasing portfolio doubled. Overall, in 2006, business with corporate customers saw a 19 % rise in profit before tax, generated by structured and project financings, factoring and other new structured products.

Outlook:
The legal merger of the three institutions is to take place in the first half of 2007. The merged bank will thereafter be the clear Bulgarian market leader with more than 1.1 million customers and a market share of about 20 % in the key business segments. The name of the merged bank will be UniCredit Bulbank AD.

Besides economies of scale, improved processes, synergies from the integration process and a network covering the whole of Bulgaria, the bank will have strong potential through Group effects and the introduction of additional new bank products. This will provide a basis for further long-term growth and the further expansion of the bank's leading position in the market.

€ M	2006
Average risk-weighted assets	932.6
Total revenues	129.0
Profit before tax	49.5
Cost/income ratio	38.6 %
Employees (full-time equiv.)	1,949
Branches	107

CEE Division continued

Croatia:
Zagrebačka banka Group


Zagreb

Population	4.4 million
Area	56,600 sq. km
Capital	Zagreb
Currency	Croatian kuna
GDP (nominal)	€ 33.8 bn
Per capita GDP	€ 7,600
GDP growth in 2006 (real)	4.7 %

In 2006 GDP growth accelerated to 4.7 % in Croatia. To curb external dependence which goes hand in hand with economic vulnerability, a more restrictive budgetary policy will be necessary from 2007 on. As 2007 is an election year no major cost reductions can be expected in public spending.

Zagrebačka banka

Zagrebačka banka, established in 1914 and Croatia's leading bank measured by product quality and innovative technology, became a member of UniCredit Group in March 2002. The bank was transferred to Bank Austria Creditanstalt in the first quarter of 2007 as part of the organisational changes in UniCredit Group.

As Croatia's largest bank, Zagrebačka banka serves over 1 million private customers and more than 70,000 business customers. The bank's leading position is reflected in its market shares. As a percentage of total assets and loans, the bank's market share is 23.5 %; as a percentage of the deposit base, 25.7 %. One of the bank's strengths is building society business where Zagrebačka banka maintains its leading role with a market share of 33 %. Zagrebačka banka's product range is offered through 127 branches in Croatia as well as alternative sales channels such as electronic banking, telephone and SMS banking.

In 2006 Zagrebačka banka Group recorded an operating profit of HRK 2,679 m, net profit for the year was HRK 1,113 m. Net fee and commission income increased by 16 % primarily due to the success recorded in offering service packages and in credit card and domestic payments business.

The Group's total assets rose by 11 % to HRK 73.4 bn (year-end 2006); the volume of loans increased by 17 % to HRK 43.8 bn, with growth mainly resulting from building society loans and loans to private customers in the retail segment as well as investment finance and working capital finance in the corporate segment.

The Group's deposit base rose by 10 % year-on-year to HRK 47.64 bn.

Retail customers:

Private customer deposits increased by 9 % or HRK 2.6 bn in 2006. New loan products in the housing sector increased by HRK 3.7 bn (+44 % compared with 2005). Loans to private customers were extended in the amount of HRK 2.1 bn, mainly for the acquisition of motor vehicles. Placements with business customers exceeded HRK 2 bn in 2006. At the same time the bank carried out major technological investments to improve transaction processing (e.g. self-service machines, 24/7 zones for corporate customers) and in electronic banking (speed and flexibility).

The bank successfully participated in the Croatian government's subsidised financing programmes, extended credit lines to the Croatian Bank for Reconstruction and Development (HBOR) and issued guarantees to the Croatian Small Business Agency (HAMAG) to support projects of small businesses.

Corporate customers:

In 2006, Zagrebačka banka further extended its market leadership in business with large (multinational) corporate customers. The bank participated successfully in major loan and capital market transactions, particularly in the public sector (infrastructure projects, railways and shipyards). In its market leader role, whether in consortia, as a broker or as an issuing bank, the bank participated in issues totalling over HRK 7 bn. The deposit base in the corporates segment increased by HRK 780 m or 12 % year-on-year, loans extended to this segment rose by HRK 389 m or 3.8 %. Total placements with medium-sized businesses were up by 20 % to HRK 8 bn while deposits grew by 16 % or HRK 4 bn.

Outlook:

In 2007 the bank plans to maintain its strong current position and to achieve improvements in certain areas, e.g. cash management products, card business, in special services to supraregional customers through its European Desk, in loans to private customers and in investment banking.

€ M	2006*)
Average risk-weighted assets	7,267.8
Total revenues	443.3
Profit before tax	270.2
Cost/income ratio	61.3 %
Employees (full-time equiv.)	5,822
Branches	188

*) incl. UniZaba

Romania:
HVB Tiriac Bank and UniCredit Romania


Bucureşti

Population	21.7 million
Area	238,390 sq. km
Capital	Bucharest
Currency	Romanian leu
GDP (nominal)	€ 97.2 bn
Per capita GDP	€ 4,510
GDP growth in 2006 (real)	7.7 %

The buoyant growth in 2006 was mainly supported by robust private consumption spending and accelerating investments, as a result of post-flood reconstruction activity. Growth prospects remain positive in 2007, on the back of EU membership, with some slowdown in consumption growth.

HVB Tiriac Bank

In 2006 the bank successfully completed the integration of HVB Bank Romania and Banca Tiriac. Adjusted for integration effects, the Romanian subsidiary HVB Tiriac Bank recorded increases of over 10 % in total assets and revenues and about 14 % in profit before tax. The adjusted cost/income ratio further improved to 44 %.

Retail customers:
The bank doubled the number of loans to private customers in 2006, with lending volume increasing by nearly 40 %. The number of customers using online banking services also doubled.

The Private Banking department increased its customer base by 48 %, assets under management exceeded € 45 m in 2006.

Corporate customers:
The number of corporate customers rose from 1,760 to 3,400 in 2006 and loans to corporate customers reached € 1.23 bn at the end of the year. In 2006 the bank concentrated on selling derivative products and cash management services as well as providing customised product solutions for large customers, particularly innovative invoice/bill collection models. In the real estate financing segment, the bank extended its leading market position and doubled its loan volume.

International Markets:
In addition to integration-related activities, the Treasury unit increased its FX and NII revenues, due above all to increases in new customers and customer-friendly product solutions as well as to its market leadership in trading.

€ M	2006
Average risk-weighted assets	2,150.8
Total revenues	164.8
Profit before tax	53.4
Cost/income ratio	52.2 %
Employees (full-time equiv.)	1,700
Branches	82

UniCredit Romania

In 2006 the strong business growth of UniCredit Romania reflected the dynamic expansion of the branch network; total assets grew by about 50 %. At the same time, total revenues rose by more than 32 %. In spite of integration-related provisions in the amount of € 4.5 m, the bank more than doubled its profit before tax.

Retail customers:
The bank continued its successful branch network expansion programme in 2006. The number of private customers increased by 86 %, loans doubled both in number and in volume. The number of users of electronic banking services nearly tripled and that of product packages sold increased by over 200 %.

Corporate customers:
The corporate customer segment accounted for about 70 % of the bank's total revenues; loans to corporate customers rose by 42 % to € 387 m. To compensate the narrowing margins on the market, the bank concentrated on offering cash management services and customised product solutions for corporate customers.

International Markets:
Despite stronger competition, trading volumes and revenues in Treasury increased in line with the growth of the bank. Special treasury products for non-banks and a customer-focused approach resulted in a successful year in 2006.

Outlook:
The successful integration of HVB Tiriac Bank and UniCredit Romania, and the focus on business targets, are the top priorities for 2007. The new UniCredit Tiriac Bank will be the fourth-largest bank in Romania with total assets of over € 3 bn, 650,000 customers and 140 branches.

€ M	2006*)
Average risk-weighted assets	470.2
Total revenues	49.2
Profit before tax	4.3
Cost/income ratio	74.9 %
Employees (full-time equiv.)	917
Branches	50

*) excl. leasing business

CEE Division continued

Russia:
International Moscow Bank



Moscow

Population	143 million
Area	17,075,400 sq. km
Capital	Moscow
Currency	Russian rouble
GDP (nominal)	€ 780 bn
Per capita GDP	€ 5,470
GDP growth in 2006 (real):	6.7 %

Partly as a result of high raw material prices Russia achieved real GDP growth of 6.7 %. The growing significance of the domestic market has the potential to reduce Russia's dependence on exports of oil, gas and metals and opens up new business opportunities, also for small and medium-sized enterprises. This greatly improves the medium-term outlook for continued growth of output, incomes and employment.

International Moscow Bank

With a market share of 1.9 % International Moscow Bank (IMB) ranks eighth on the Russian banking market. Total assets were US$ 9.4 bn at year-end 2006, 70 % higher than at the end of 2005.

The ownership structure of the bank changed with its integration into the new UniCredit Group structure. In 2006 UniCredit Group acquired the shares held by Nordea and by VTB Bank France and also carried out a capital increase of US$ 102 m. At the beginning of January 2007, all the shares were transferred to BA-CA, which now holds 90.03 % of the share capital and 95.19 % of the voting capital. The remaining shares are held by the EBRD.

The bank more than doubled its profit after tax to US$ 220 m and increased the ROE to 38 %.

Retail customers:
In terms of revenue potential, the Russian retail banking market is the largest in CEE. Starting from a low level there have been impressive increases in this segment in the past 5 years, especially in loans to private customers and mortgage loans. This trend should continue and become more pronounced in the coming years, supported by the growing prosperity of the middle class. In response to these developments, IMB adjusted its retail strategy and accelerated its expansion programme. 17 new branches were opened in 2006. IMB now has a network of 47 branches in Moscow, St. Petersburg and in 17 other regions. The number of private customers increased by 77 % to 240,000; as lending volume rose by 250 % to US$ 850 m, the bank's market share climbed from 0.9 % to 1.2 %. The largest increase was recorded in loans to purchase cars. IMB now ranks fourth in this sector with a market share of 6.7 %.

Corporate customers:
In 2006 the volume of loans doubled to US$ 5.45 bn and the market share rose from 1.8 % to 2.0 % – in this segment, IMB ranks eighth in Russia. Half of the top 200 companies in Russia are customers of the bank.

IMB has accelerated its expansion into other regions in the country in this segment and introduced new customised products aimed primarily at medium-sized companies.

Outlook:
The focus in 2007 will mostly be on further growth of private customer business and on business with medium-sized companies outside Moscow. Expansion of the branch network will also continue.

€ M	2006
Average risk-weighted assets	5,260.3
Total revenues	392.2
Profit before tax	217.5
Cost/income ratio	33.3 %
Employees (full-time equiv.)	2,061
Branches	47

Serbia:
HVB Bank Serbia


Beograd

Population	7.5 million
Area	88,360 sq. km
Capital	Belgrade
Currency	Serbian dinar
GDP (nominal)	€ 24.3 bn
Per capita GDP	€ 3,230
GDP growth in 2006 (real)	5.7 %

Despite several political challenges the economy is expected to show strong growth in the years ahead. However, political consensus is required on basic matters as Serbia will otherwise risk further delays in its EU integration process, and the economic catching-up process, which the country has pursued successfully recently, may lose momentum.

HVB Bank Serbia

Following the successful integration of Eksimbanka, acquired in 2005, HVB Bank Serbia grew by approximately 50 % in 2006 to become the fifth-largest bank in the country.

Retail customers:
At year-end 2006 the bank already had more than 110,000 private and business customers. Lending volume expanded by over 40 % and the bank's market share rose to more than 7 %. The deposit base grew significantly, by about 30 %. The main focus in the business customers sub-segment was on account packages; branches will offer standardised products to these customers.

Corporate customers:
The number of corporate customers rose by 24 % in 2006; strong growth was recorded in the mid-market segment where the bank built on know-how from Eksimbanka and set up an Italian Desk for Italian investors. In the large corporates segment, the bank recorded strong growth in the area of structured financing and visibly boosted its deposit base. The bank maintained its market leadership in real estate finance where its market share rose to over 30 %.

International Markets:
The bank increased its market share to 20 % and continued to be one of the major local providers of FX and money market products.

The high market share, the successful focus on hedging instruments and a customer base comprising leading international investment banks and global custodians put the bank in an excellent position to benefit from future market trends. Already in 2006, assets under custody and the number of customers more than doubled. As a result the bank maintained the top position in this business segment.

Outlook:
The strategic alignment as a universal bank will be retained. The bank aims to expand its position as one of the leading banks in Serbia over the coming years and to further increase its market share while defending its market leadership in International Markets and in real estate finance.

Under the new name "UniCredit Bank" the bank will continue to expand its branch network on a selective basis.

€ M	2006
Average risk-weighted assets	970.3
Total revenues	45.2
Profit before tax	14.8
Cost/income ratio	53.8 %
Employees (full-time equiv.)	644
Branches	46

CEE Division continued

Slovakia:
HVB Bank Slovakia and UniBanka


Bratislava

Population	5.4 million
Area	49,030 sq. km
Capital	Bratislava
Currency:	Slovak crown
GDP (nominal)	€ 43.9 bn
Per capita GDP	€ 8,150
GDP growth in 2006 (real)	8.3 %

Record economic growth of 8.3 % in 2006 driven by investments and stock-building will slow marginally in 2007. Due to falling energy prices, inflation should no longer be an obstacle for adopting the euro. The strong economic growth will support the fulfilment of the Maastricht public finance criteria in 2007. The external position should remain well balanced with the current account deficit shrinking alongside a slowdown in FDI inflows.

HVB Bank Slovakia

Private consumption continued to be strong, clearly reflected in the over 30 % increase in loans to private customers. The bank's market share of deposits rose to 3.6 % and that of loans increased marginally to 6.8 %.

Retail customers:
The total loan volume in the retail segment is over SKK 3.8 bn, an increase of more than 37 % year-on-year. At SKK 3.5 bn, mortgage loans accounted for the major portion. At year-end 2006 the number of cards issued was 30,500, an increase of 18 % year on year. Credit card related turnover rose by 22 %.

The total volume of savings products at HVB Bank Slovakia grew by 6 % to SKK 9.3 bn. In the asset management segment the bank continued its successful cooperation with the Pioneer Investments Group. Assets under management rose to SKK 1.21 bn in 2006.

Corporate customers:
The corporate business in 2006 was characterised by a positive development of asset volumes accompanied, however, by a decrease of spreads due to fierce competition in the Slovak market. Loans to corporate customers rose by over 20 % while the risk profile of the customer loan portfolio improved considerably; the deposit base rose by almost 20 %.

In 2006 the real estate portfolio accounted for almost 16 % of the total loan portfolio.

€ M	2006
Average risk-weighted assets	1,047.6
Total revenues	55.3
Profit before tax	21.5
Cost/income ratio	50.2 %
Employees (full-time equiv.)	465
Branches	27

UniBanka

The market share in loans business contracted slightly to 4.5 %, in deposits business it increased to 5.2 %. Profit before tax decreased by 4.5 % to SKK 388 m in 2006. However, this result includes integration costs of SKK 128 m. Adjusted for this cost element, profit before tax increased by 27 % to SKK 517 m and the adjusted cost/income ratio improved to below 75 %.

Retail customers:
UniBanka is one of the major market players in retail banking, registering an increase of almost 30 % in this segment in 2006. Driven by strong demand for mortgage loans, total loans rose by over 30 % in 2006. On the deposits side, UniBanka followed the market trend with growth in excess of 10 %; in the private customer segment, it was even more successful with growth of 50 %. This strong increase was achieved through the continuing expansion of alternative (electronic) sales channels, partnered by a series of new products including transparent mortgage loans and structured deposits.

Corporate customers:
UniBanka's traditional strength is in corporate customer business as again evidenced in the increase in its market share for deposits to 6.5 % in 2006. In a relatively short period of time UniBanka achieved significant progress in building up a competitive market share of 6 % in financing real estate projects.

Outlook:
The merger of HVB Bank Slovakia and UniBanka will be completed in April 2007. Measured by total assets, the new UniCredit Bank will be the fourth-largest bank in the country and will have more than 90 branches. UniCredit Bank Slovakia will be the market leader in corporate finance. In the retail segment, both customer numbers and volumes will expand sustainably with a strong focus on mortgage loans and credit card business.

€ M	2006
Average risk-weighted assets	712.0
Total revenues	55.1
Profit before tax	10.4
Cost/income ratio	74.7 %
Employees (full-time equiv.)	1,020
Branches	66

Slovenia:
Bank Austria Creditanstalt Ljubljana


Ljubljana

Population	2.0 million
Area	20,270 sq. km
Capital	Ljubljana
Currency	euro
GDP (nominal)	€ 29.7 bn
Per capita GDP	€ 14,850
GDP growth in 2006 (real):	5.2 %

The Slovenian economy grew strongly in 2006, while maintaining the macroeconomic stability achieved in the preceding years. The adoption of the euro and the tax reform that took effect at the beginning of 2007 give an impetus to the economy and pave the way for further strong growth in 2007.

Bank Austria Creditanstalt Ljubljana

BA-CA Ljubljana was successful in maintaining its market share of 6.5 % in 2006 and even improved its ranking to fourth place. Total revenues after net writedowns of loans increased year on year by 15 %; simultaneously administrative expenses rose by 25 % due to costs related to the adoption of the euro. In spite of this, the profit before tax still rose by 3 % to SIT 3.5 bn and total assets increased by 16 % to SIT 524 bn.

Retail customers:

In 2006, the bank started an initiative to improve sales productivity and opened a new branch in Trbovlje; the Private Banking segment was repositioned by way of new products and a new range of services.

Total revenues after net writedowns of loans in the retail segment increased by 35 %. The largest contribution came from mortgage loans. The bank's market share in this subsegment rose by 3 % to over 14 %. The market share of loans increased by 1 % to 7 %, that of deposits remained stable at 2 %.

Corporate customers:

BA-CA Ljubljana is market leader in the multinational customer segment and has recorded particular success in the area of hedging and other treasury products. It is the only bank in Slovenia which can provide major national and international corporate customers with comprehensive cash management services.

There continues to be growing business potential in real estate finance and project finance. Revenues in this segment rose by over 36 %.

In the corporate banking segment the bank has a market share of 7 % in lending business and 9 % in deposits.

International Markets:

In 2006 BA-CA Ljubljana established itself as the leading provider of interest-rate and exchange-rate hedging products for Slovenian corporate customers; it is also the market leader in custody business with foreign investors. At the end of 2006, assets under custody totalled SIT 211 bn.

The bank was elected "Best Agent Bank in Slovenia 2006" by Global Custodian magazine.

Outlook:

Following the successful introduction of the euro, the bank will concentrate on active sales and cross-selling in 2007 as well as on profitable growth, which will be supported by innovative products such as structured deposits and cooperation agreements with insurance companies.

€ M	2006
Average risk-weighted assets	1,105.7
Total revenues	48.0
Profit before tax	14.8
Cost/income ratio	59.6 %
Employees (full-time equiv.)	399
Branches	14

Czech Republic:
HVB Bank Czech Republic and Živnostenská Banka


Praha

Population	10.2 million
Area	78,870 sq. km
Capital	Prague
Currency	Czech crown
GDP (nominal)	€ 113.0 bn
Per capita GDP	€ 11,010
GDP growth in 2006 (real)	6.1 %

After real GDP growth of 6.1 % in 2006 economic growth is expected to moderate in 2007. Domestic demand will remain the main driver of growth and net exports will provide a slightly positive contribution. Higher inflationary expectations and a consolidation of the exchange rate are likely to result in another round of interest rate increases.

HVB Bank Czech Republic

In 2006 profit before tax rose by 29 %; ROE grew to 15 % and the cost/income ratio improved significantly. The bank's net interest income increased by 19 % to CZK 3.48 bn and administrative expenses were reduced by 6 % to CZK 2.42 bn. Loans and receivables with banks fell by 40 % while financial assets increased by 18 %. Loans and receivables with customers rose by 14 % compared with 2005, deposits from customers were up 9 % and debt certificates including bonds by 37 %.

Retail customers:
A significant increase of CZK 250 m in the profit before tax was achieved by continued strong growth in customer numbers and the introduction of several innovative products. In the credit card business the bank and its partner Winterthur successfully introduced the "Winterthur Club Card" which is linked to a pension insurance scheme.

The number of business customers rose by 10 %.

Corporate customers:
Operating profit in this segment increased by 8 %; average lending volume rose by 12 % and the deposit base grew by 6 %.

2006 was a record year for Trade Finance. Factoring transactions reached a volume of CZK 1.78 bn, up 103 % on 2005. The commercial real estate financing portfolio increased by 27 % to a total volume of CZK 40 bn. The structured financing and syndicated loans segment also maintained its leading position.

International Markets:
In 2006, the long-term strategy of offering a wide range of customised treasury products to corporate customers and to sophisticated institutional investors strengthened the market position.

€ M	2006
Average risk-weighted assets	4,592.9
Total revenues	208.2
Profit before tax	109.7
Cost/income ratio	44.1 %
Employees (full-time equiv.)	1,301
Branches	35

Živnostenská Banka

Retail customers:
Thanks to the introduction of several innovative products the bank won the awards "Golden Crown" and "Bank of the Year".

Živnostenská Banka acquired 10,000 new customers, an increase of 15 %. The volume of loans to business customers rose by over 22 %.

Corporate customers:
The bank's market share of medium-sized businesses and its share of medium-sized residential development projects increased.

In the area of foreign payments, the bank increased its volume by 3 % thanks to the strong export activities of Czech companies; the number of transactions rose by 6 %.

Outlook:
The integration of Živnostenská Banka and HVB Bank Czech Republic will be successfully completed in 2007. The new UniCredit Bank will be the fourth-largest bank in the Czech Republic with total assets in excess of CZK 200 bn (€ 7.4 bn), about 70 branches and over 180,000 customers.

€ M	2006
Average risk-weighted assets	1,525.9
Total revenues	68.1
Profit before tax	10.0
Cost/income ratio	77.2 %
Employees (full-time equiv.)	786
Branches	44

Turkey:
Yapı Kredi


Istanbul
Ankara

Population	73 million
Area	783,560 sq. km
Capital	Ankara
Currency	Turkish lira
GDP (nominal)	€ 309.7 bn
Per capita GDP	€ 4,240
GDP growth in 2006 (real)	5.2 %

The Turkish economy has stabilised following the turmoil in early summer 2006. Dynamic growth on the back of strong exports and recovering consumer confidence is expected for 2007. The upcoming presidential and parliamentary elections as well as ongoing issues related to the EU (accession negotiations are partially frozen) are the main topics on the agenda for Turkey.

Yapı Kredi

2006 was an important year for Koç Financial Services (KFS), a 50:50 % joint venture between UniCredit Group and its local partner, Koç Holding. In September 2005, 57.4 % of Yapı Kredi Bank, one of the largest banks in Turkey with a sharp focus on retail banking, was acquired by KFS which already held a 99.8 % interest in Koçbank. In April 2006 the share in Yapı Kredi was increased to 67.3 %.

Following the integration of Yapı Kredi and Koçbank, Yapı Kredi is now the fourth-largest privately owned bank in Turkey, with a network of 653 branches and leading positions in credit card business, in assets under management, leasing, factoring, pension insurance and in non-life insurance.

In 2006 the entire IT landscape was standardised. All banking products, all customer data as well as the networking of all the branches and more than 1,700 cash dispensers were successfully bundled on a single IT platform.

In December 2006/January 2007 the four major subsidiaries of KFS and Yapı Kredi in the segments leasing, factoring, asset management and investment banking/brokerage were successfully integrated. Neither the endeavours of the integration process nor the high volatility of Turkish financial markets between April and June 2006 affected the bank's profits or balance sheet in a negative manner. The bank's capital base and liquidity situation were noticeably strengthened by issuing subordinated capital in the amount of US$ 850 m as well as by syndication and securitisation transactions for a total volume of US$ 1.9 bn.

Without taking the effects of integration into consideration, the bank's share of revenues of the Turkish banking sector rose by 0.2 % to 9.9 %; the bank further expanded its market leadership position in credit card business by 2 % and in pension funds by 0.7 %. There was an increase of 72 % in credit card sales within the Koç Group via Yapı Kredi's Worldcard, the leading credit card on the Turkish market.

Outlook:
In 2007 the bank will focus on credit card business and on consumer finance. In this connection, the bank is planning to add 50 branches to its branch network and carry out improvements in existing branches. Further focal points will be asset management and small businesses, while there will be continued selective growth in business with corporate customers.

€ M	2006
Average risk-weighted assets	7,038.2
Total revenues	715.6
Profit before tax	246.8
Cost/income ratio	54.9 %
Employees (full-time equiv.)	15,944
Branches	653

CEE Division continued

Hungary:
UniCredit Bank


Budapest

Population	10.1 million
Area	93,030 sq. km
Capital	Budapest
Currency	Hungarian forint
GDP (nominal)	€ 89.9 bn
Per capita GDP	€ 8,930
GDP growth in 2006 (real)	3.9 %

In autumn 2006 the need for change became clearly apparent in Hungary. At the moment consensus still needs to be reached on the extent and method of implementation of radical structural reform measures. When the painful stabilisation process is successfully completed in 2007, the Hungarian economy can again join in the rally of its rapidly expanding CEE peers as the fundamental data and export prospects are sound.

UniCredit Bank

The bank's membership of UniCredit Group is reflected in its new name. At the beginning of 2007, the name of HVB Bank Hungary was changed to UniCredit Bank.

After an extremely good year in 2005, UniCredit Bank achieved a further increase of 30 % in its total assets in 2006 and raised its market share to 6.4 %. Even though the number of branches increased from 54 to 76 as part of a network expansion project, the cost/income ratio was at the low level of 49 %. The number of customers rose by 60,000 to just under 200,000.

Assets under management increased by 40 %, thus outgrowing the market; on this basis, the bank's market share reached 10 %.

Retail customers:

Both lending business and deposits business with private customers grew more strongly than expected and even outgrew the market. This trend was supported by the acquisition of the private customer portfolio of ING Bank Hungary which accounts for 17 % of the loan portfolio and 3 % of the deposit base of UniCredit Bank.

Securities business increased by 36 % year on year. The market for loans to private individuals in Hungary grew by a further 25 % (following an increase of 26 % in 2005); there was a 67 % increase in the volume of loans extended by UniCredit Bank to private customers.

The introduction of a 20 % tax on interest income dampened the deposits market in Hungary, which only increased by 4.6 % year on year. As customers switched to mutual funds and fixed long-term deposits, however, the bank achieved 34 % growth in the retail segment.

Corporate customers:

UniCredit Bank has always been strong in corporate banking, especially in business with large corporates. In spite of rising competition the bank maintained its market share of over 8 % in loans to corporate customers and over 10 % of the deposit market. Total revenues rose by 16 % over 2005.

New products such as "Creditautomat-Extra", standardised pre-financings for the public sector or the "T+0" fixed-term deposit account were implemented successfully.

International Markets

Benefiting from the strong year enjoyed by the Budapest Stock Exchange, the equity trading unit at UniCredit Bank increased its turnover by 50 % and its market share to over 11 %.

The leading position in custody business and with treasury products was maintained, and results improved yet again. The Treasury Sales unit increased total sales by 50 % and income by 40 %. The custody unit has a market share of between 30 % and 35 % in custody business for international investors; assets under custody totalled € 16.2 bn at year-end 2006.

Outlook:

The three-year branch network expansion programme will be completed in 2007. Both network expansion and the further development of alternative sales channels will play an important role in the future to boost additional growth in retail banking.

Being part of a large banking group will provide the bank with synergies from cross-border business and also open up new opportunities for the Hungarian market.

€ M	2006
Average risk-weighted assets	3,061.4
Total revenues	209.9
Profit before tax	92.2
Cost/income ratio	49.1 %
Employees (full-time equiv.)	1,715
Branches	76

Risk Management

New leeway through active credit portfolio management.
Steady reduction of problem exposures and increase in coverage ratio.



"Progress in risk management methodologies – in quantitative and qualitative terms – ahead of the introduction of Basel II has also led to a deeper risk awareness among lenders and borrowers. Banks are rapidly developing from risk takers into risk managers."

Thomas Gross, Member of the Management Board, Chief Risk Officer

Trends in credit risk management

Tradability of risks provides scope for new expansion

The rapid developments in the past decades – the "booms and busts" of the 1980s and 1990s with their global crises in specific industries and currencies (New Economy, real estate, Russia, Latin America) spurred innovation in banks' credit risk management. These innovations in the banking sector were instrumental in the emergence of derivative credit markets. Based on these developments, credit portfolio strategy in many areas has changed from the traditional "buy and hold" to an "originate and sell" approach. This involves making risks tradable and thereby creating room for our customer business. Bank Austria Creditanstalt is committed to this approach.

Credit portfolio management

BA-CA started to actively develop and use credit risk instruments several years ago. With the establishment of the ACPM (Active Credit Portfolio Management) unit, the bank also took an organisational step in response to new developments. In close cooperation with other UniCredit Group units we have created an excellent base on which we will build over the next one or two years.

It is especially in the Retail and Corporates business segments, and increasingly also for our CEE portfolio that we will pursue the following policy using modern portfolio risk management methods:

- **Reduction of risk-weighted assets (RWA):** reducing risk-weighted assets is an important element of our portfolio management activities. The bank is no longer assessed on the basis of balance sheet assets but by reference to earnings on assets weighted by risk class and collateral. Our Promise transaction in the final quarter of 2006 shows very clearly that such transactions can enhance the company's value.

- **Optimum employment of capital:** Legal rules (Basel II) require banks to hold capital against assets depending on the risk involved (rating class). The portfolio approach aims to optimise the employment of capital by "smoothing" large individual exposures and sector concentrations.

- **Return on equity (ROE):** In addition to the reduction of RWA and optimum employment of capital, the third task is to increase the return on equity. By using hedges or purchasing risks in the market we increase the bank's overall return, thereby making a contribution to enhancing the company's value.

Details of risk management principles, organisational structures and of risk measurement and risk monitoring processes can be found in the "Risk report" contained in the notes to the consolidated financial statements from page 162.



Structure and development of BA-CA's credit portfolio

The presentation of our risk exposure in this section is based on all assets involving credit risk. This corresponds to the BA-CA risk position on a consolidated basis. The following table shows a breakdown of the risk position according to balance sheet items, including guarantees and undrawn portions of credit facilities. Against the background of the realignment of BA-CA initiated in 2006, involving the sale of HVB Splitska banka and Bank BPH, a comparison of risk exposure data with the published figures for the previous year is only meaningful to a limited extent. Therefore the comparative data for 2005 have been adjusted in a pro-forma presentation.

The categories listed above cover the following products:

O Loans and receivables with banks comprise loans, advances and money market placements.

O Loans and receivables with customers (private individuals, businesses and public entities) include loans (revolving loans, term loans and overdraft facilities), mortgage loans, export loans, and finance lease receivables.

O Financial assets held for trading comprise bonds and other fixed-income securities, shares and floating-rate securities, positive market values of derivative financial instruments and other financial assets held for trading.

O Investments excluding interests in subsidiaries and other companies: bonds and other fixed-income securities, shares and floating-rate securities. Not included are investments in companies valued at equity, interests in subsidiaries and investment property.

Breakdown by type of risk exposure

€ M AS AT 31 DECEMBER	2006	2005 PRO FORMA	2005*)	2004	2003
Loans and receivables with banks	32,492	25,804	26,556	23,995	25,130
Loans and receivables with customers	82,616	77,679	88,317	81,260	75,997
Financial assets held for trading	16,676	17,129	17,887	18,590	16,140
Investments excl. interests in subsidiaries and other companies	15,956	14,737	8,885	14,420	13,319
Contingent liabilities and commitments	23,259	19,060	23,327	18,250	19,888
Total	**170,999**	**154,407**	**164,972**	**156,515**	**150,474**

*) Balance sheet figures for 2005 including non-current assets classified as held for sale

O Contingent liabilities and commitments include letters of credit and other trade-related guarantees, loan commitments not yet utilised, and acceptances and endorsements. From 2004, excluding contingent liabilities to companies included in consolidation.

Significant increase in risk exposures

As at 31 December 2006, the Bank Austria Creditanstalt Group's overall risk exposure was 10.7 %, or € 16.6 bn, higher than the adjusted figure for the previous year. The strongest contributions to this growth came from loans and receivables with banks, with an increase of 25.9 % or € 6.7 bn, and from loans and receivables with customers, with an increase of 6.4 % or € 4.9 bn. The increase in contingent liabilities was € 4.2 bn (+22.0 %).

Risk exposures in CEE declined temporarily, by about € 3 bn to € 34.8 bn (compared with the published figure for 2005), as a result of the deconsolidation of the banking subsidiaries in Croatia and Poland. Nevertheless, an adjusted presentation (with pro-forma figures for 2005) shows that the CEE business segment continued to achieve strong growth: in 2006, the CEE portfolio increased by 27.3 % or € 6.0 bn. Risk exposures of the BA-CA Group excluding the total CEE exposure grew by 8.5 % or € 10.7 bn.

Risk exposures[1] and risk-weighted assets
(in € bn)


168.9
-6%
159.1
-5%
150.5
+4%
156.5
+5%
165.0
154.4 2)
+11%
171.0 2)
-7%
-2%
+8%
+6%
+13%
72.0
78.6
67.2
76.4
65.6
76.0
70.9
81.3
75.3
88.3
64.4
77.7
73.1
82.6
2001
2002
2003
2004
2005
2005 2) pro forma
2006 2)

■ Loans and receivables with customers
∷ Loans and receivables with banks, guarantees, undrawn portions of credit facilities
■ Risk-weighted assets (banking book)

1) Risk volume by product category – based on balance sheet items – including guarantees and undrawn portions of credit facilities.
2) Risk volume and loans and receivables with customers without Bank BPH and HVB Splitska banka.

Risk Management continued

Risk-weighted assets (RWA), determined in accordance with the rules of the Austrian Banking Act, rose by about 13 % to € 73.1 bn at the end of 2006.

Risk structure and problem loans at the BA-CA Group in 2006

BA-CA's overall risk exposure is classified using a 10-point rating scale which is further divided into 28 rating categories for detailed classification and fine tuning. The rating classes 1 to 5 are classified as not showing any identifiable default risk and comprise borrowers with a strong ability to repay their loans. At year-end 2006 almost 90.8 % of the total risk exposure was assigned to this category.

The rating classes 6 and 7 are classified as substandard and contain exposures with a noticeably higher risk factor, which are subject to continual monitoring and assigned to the watch list process. € 11.3 bn or 6.6 % of the total risk exposure is assigned to this category.

Problem loans (rating classes 8, 9 and 10): The rating categories 8+ and 8 comprise those companies with no specific provisions, for which, however, measures have been taken by Special Accounts Management to restructure the exposure or reduce loans. At year-end 2006, 0.2 % of the total risk exposure was assigned to these categories. In 2006, the volume was reduced by a further 12 % to € 0.351 bn, 27 % of this amount is secured.

The rating categories 8–, 9 and 10 reflect the Basel II default definition. While our rating system automatically assigns a rating of 9 or 10 (in the case of insolvencies) to loans to customers for whom a specific provision exists, a rating of 8– is assigned, at best, if they correspond to the Basel II event-of-default definitions and, for example, show a payment delay of 90 days. The volume of loans in rating categories 8–, 9 and 10 fell by a further 15 % in 2006 to € 4.1 bn (2.4 % of the total risk exposure).

Improvement of coverage ratio of unsecured loans in rating categories 8–, 9 and 10.

If only the unsecured portion of the loans in the rating categories 8–, 9 and 10 is considered, we were able to reduce the volume to € 3.0 bn at year-end 2006 (1.7 % of total risk exposure). The coverage ratio (loan loss provisions as a percentage of unsecured risk exposure) thus increased by 3 percentage points from 78 % to 81 % at year-end 2006.

Total credit exposure by internal risk classification as at 31 December 2006 (in %)



Total risk volume: € 171.0 bn

- 2.4 % Loans in rating categories 8–, 9 and 10[1]
- 0.2 % Loans in rating categories 8+ and 8
- 6.6 % Substandard
- 90.8 % No identifiable default risk

Loans in rating categories 8–, 9 and 10 (€ bn)



6.1
1.3
4.8
5.7
-6%
1.3
4.4
5.6
-2%
1.4
4.2
4.8
1.1
3.7
-15%
4.1
1.1
3.0
2003 adjusted (incl. 8–)
2004
2005
2005[2] pro forma
2006[2]

- of which: secured …
- of which: unsecured …

Loan loss provisions in % of unsecured loans in rating categories 8–, 9 and 10 (€ bn)



75%
77%
82%
78%
81%
4.8
3.6
4.4
3.3
4.2
3.4
3.7
2.9
3.0
2.4
2003 adjusted (incl. 8–)
2004
2005
2005[2] pro forma
2006[2]

- Coverage ratio
- Loans in rating categories 8–, 9 and 10, unsecured
- Loan loss provisions (incl. provisions for off-balance sheet items)

1) According to Basel II default definition
2) 31 Dec. 2005 pro forma / 31 Dec. 2006: excl. Bank BPH and HVB Splitska banka



Risk structure by region as at 31 Dec. 2006 (in %; domicile of borrower)



Total risk volume: € 171.0 bn

- 46.4% Austria
- 26.7% Western Europe
- 20.3% Central and Eastern Europe (CEE)
- 3.5% North America
- 3.1% Other countries

units. Unsecured loans in the rating categories 8 –, 9 and 10 were significantly reduced in 2006, representing about 0.6% (2005: 1.6%) of the volume at CEE units and about 2.0% (2005: 2.8%) of the volume in the rest of the BA-CA Group.

Portfolio structure by business unit

	NO IDENTIFIABLE DEFAULT RISK 1 TO 5	SUB-STANDARD 6 AND 7	LOANS IN RATING CATEGORIES 8+ AND 8	LOANS IN RATING CATEGORIES 8–, 9 AND 10	TOTAL
BA-CA Group without total CEE exposure	**130.5**	**8.4**	**0.3**	**3.8**	**143.0**
of which: unsecured	109.7	4.5	0.2	2.8	117.1
Percentage distribution of total exposure	91%	6%	0%	3%	100%
Central and Eastern Europe (CEE), total exposure	**24.8**	**2.8**	**0.1**	**0.3**	**28.0**
of which: unsecured	21.5	2.1	0.0	0.2	23.8
Percentage distribution of total exposure	89%	10%	0%	1%	100%

Well-diversified risk structure by region and sector

Considered by region (domicile of borrower), the risk exposure reflects Bank Austria Creditanstalt's business model, i.e. concentration on the core markets of Austria and CEE. About two-thirds of the overall exposure is in our core markets, with Austria accounting for 46% (2005: 45%) and customers located in one of the Central and Eastern European countries accounting for one-fifth (20.3%). The remaining one-third is in Western Europe, North America and the rest of the world.

The published 2005 figure of 24.6% for CEE includes the risk exposures of HVB Splitska banka and the Bank BPH Group. Based on the adjusted 2005 figures, the CEE portfolio increased by 21%, thus showing the strongest growth. An analysis of risk exposures on the basis of the business unit recording the transaction shows that our banking subsidiaries in CEE account for € 34.8 bn or 20% of the total volume; € 136.2 bn or 80% are accounted for by the BA-CA Group's other business

Total credit exposure by sector

€ BN	NO IDENTIFIABLE DEFAULT RISK 1 TO 5	SUB-STANDARD 6 AND 7	LOANS IN RATING CATEGORIES 8+ AND 8	LOANS IN RATING CATEGORIES 8–, 9 AND 10	TOTAL
Banks	58.8	1.5	0.0	0.1	**60.4**
Consumers	16.7	2.3	0.1	0.9	**20.0**
Public administration	16.0	0.2	0.0	0.1	**16.3**
Real estate	12.6	1.8	0.0	0.5	**15.0**
Trade and commerce	8.5	1.3	0.1	0.6	**10.5**
Other services for businesses	4.3	1.1	0.0	0.4	**5.8**
Mineral oil, plastics	5.3	0.2	0.0	0.0	**5.5**
Metal-working industry	4.8	0.2	0.0	0.3	**5.3**
Transport and communication	4.1	0.7	0.0	0.1	**4.9**
Energy and water supply	4.1	0.1	0.0	0.0	**4.3**
Other goods	3.7	0.3	0.0	0.3	**4.3**
Construction	3.4	0.4	0.0	0.2	**4.0**
Other financial services	3.7	0.1	0.0	0.0	**3.8**
Glass, ceramics, stone	2.0	0.0	0.0	0.2	**2.3**
Automotive industry	2.0	0.1	0.0	0.0	**2.1**
Food, beverages and tobacco	1.9	0.1	0.0	0.0	**2.1**
Paper, publishing, printers	1.9	0.1	0.0	0.1	**2.1**
Tourism	0.6	0.5	0.0	0.2	**1.2**
Agriculture, mining	0.9	0.2	0.0	0.0	**1.1**
TOTAL AS AT 31 DEC. 2006	**155.3**	**11.3**	**0.4**	**4.1**	**171.0**
in %	**90.8%**	**6.6%**	**0.2%**	**2.4%**	**100.0%**
of which: unsecured	131.1	6.6	0.3	3.0	140.9
in %	84.5%	58.3%	72.5%	72.2%	82.4%

Global Banking Services (GBS) Division

Based on our expertise we can further develop our essential role in the Group and establish Group-wide centres of competence for IT, back-office activities and other services.



"Being an important part of UniCredit Group, GBS BA-CA aims to improve the overall organisation in Austria and CEE in terms of quality and quantity. Our main objective is to create value for customers and for the Group."

Robert Zadrazil, Member of the Management Board, Chief Operating Officer

Management summary

2006 saw extensive integration activities within UniCredit Group, especially in the areas of organisation and IT. To manage and coordinate all integration efforts within BA-CA, we set up a regional Integration Office which will continue to steer and monitor major integration activities in close cooperation with the Milan-based Integration Office in 2007.

Based on the new divisional structure, which was implemented in BA-CA within less than 4 months, and as an essential part of the Global Banking Services Division at holding company level, we have cross-divisional and cross-border responsibility for Austria and the countries in Central and Eastern Europe.

Our mission as preferred provider of banking services to the legal entities of UniCredit Group is to ensure, in cooperation with the GBS Division at holding company level, the highest possible degree of efficiency and added value in our IT, back office, sourcing and real estate activities. Moreover, we are working to improve the overall organisation and related processes within the Group in terms of quality and quantity on an ongoing basis. In this context it is necessary to further reduce costs in the Group with due regard to full transparency of the services provided and the related costs.

In 2006, our joint efforts focused on further optimising organisational arrangements, back-office process execution and all administrative and settlement activities. Closer attention to efficiency in settlement, processes and IT, as well as stringent budget management, resulted in a cost reduction of € 67.9 m or 9.2 % in the GBS Division in 2006. The most significant cost reductions were achieved in IT, real estate and administration services. In line with the UniCredit Group structure, cost management for all non-HR costs was combined within GBS in 2006. The introduction and use of iFaber, the Group-wide electronic auction platform, for all procurement activities generated additional effects (new suppliers, cost savings, transparency) with regard to cost-optimised procurement using synergies based on quantities, procurement markets, procurement processes and transaction costs.

Strategic objectives and projects

Our medium-term objective is to create centres of competence within UniCredit Group with a view to bundling expertise and using it at Group level. In 2006, BA-CA continued its successful cooperation with UniCredit and HVB in the area of procurement. The contribution to integration benefits was defined on a longer-term basis and the highly ambitious targets were surpassed.

1. Organisation

The objectives of the divisionalisation project were to improve cooperation within the Group and to unlock Group-wide benefits resulting from more efficient cooperation and control. As part of the project, customer segmentation in retail and corporate banking was adjusted. This involved the transfer of more than 16,000 customers with some 270,000 transactions as well as 260 account managers, together with the establishment of an adequate (central and decentralised) sales structure.



Quality of Services

The **FINE project** was launched to create an end-to-end process for financings with a high degree of automation and standardisation using web technology, workflow control and document management. This will enable the bank to further enhance efficiency, improve quality and increase adaptability to changes in the operating environment.

In June 2006, the **CREDO project** was started as part of one of the Group-wide initiatives to redesign the credit process. The objective is to redesign the end-to-end credit process in retail banking and to adapt monitoring functions (credit risk control) in the various financing segments. Key areas include closing process gaps, integrating a continuous improvement process, adjusting guidelines, policies and scorecards as well as improving customer data quality and the early warning system.

The objective of the **MiFID** (Markets in Financial Instruments Directive) project is to implement the EU directive for the harmonisation of financial markets in the European Union's internal market. The directive defines the legal framework for providing financial services with a view to enhancing transparency for customers and creating a level playing field for banks and exchanges in securities trading. The initial design stage was completed in 2006 with the identification of process and system change requirements. Implementation in Austria and at the banking subsidiaries in EU member states in the CEE region was started in order to ensure that it will be completed by 1 November 2007.

The **SEPA project** involves the implementation of the EU directive for the creation of a single euro payments area in the European Union. To enable customers to make payments within the EU as fast, and with the same degree of security, as in the most efficient national payment transfer systems, all relevant payments will be settled at our existing service units in accordance with the SEPA guidelines from 2008 onwards. This will also enable BA-CA to create new payment products and offer them to its customers. An example are cross-border direct debit payments.

HYPerPC GFA project. The switch to the new computer terminal system based on Windows XP was completed as planned for all BA-CA units in Austria. This project involved the conversion of 420 branch servers and 12,859 PCs and self-service facilities.

2. ICT

The **IT efficiency improvement programme** agreed at the end of 2005 will result in sustainable cost savings of € 20 m per year by 2008. The programme got off to a good start and the related measures are progressing on schedule. While additional costs of € 1.3 m were expected for 2006, the actual net effect (synergies less initial costs) was positive, realising € 1.2 m. For 2007, net cost reductions are expected to be between € 10 m and € 12 m.

Austria

Maintaining and further developing BA-CA's systems landscape in Austria remained a focus of activities. Work concentrated on supporting sales activities and enhancing settlement efficiency in BA-CA. The flexible and platform-independent Open WAVE Architecture (OWA) provides the basis for further development of the SaM (Sales Manager) branch platform and various projects aimed at improving the efficiency and quality of credit processes (e.g. for the Erfolgskredit loan product, TELOS). Adjusting systems to take account of national and international regulations presents a growing challenge.

The BASEL II implementation project which was started within BA-CA in 2002 continued in 2006 as a Group project carried out in co-operation with UniCredit. A standard common governance structure was defined and implemented, and all CEE subsidiaries were successfully integrated in the BASEL II project. Preparations were made for the supervisory review required for adoption of the advanced IRB approach in Austria.

Another focus of ICT is on Group solutions enabling extensive functions to be efficiently implemented at several banks. A successful example in this context is the Group Web Solution (GWS). GWS is already used in the Czech Republic and preparatory work for the roll-out in other countries has been carried out. Consolidation of the iSeries servers in Vienna was also completed in 2006 as planned, leading to further efficiency enhancement and cost savings.

In addition to project work and activities to support current operations, efforts to raise cost efficiency are continuing. The expansion of software development in Budapest will reduce development costs on a sustainable basis. In 2006, the services of some 70 new software developers were used in Budapest. Standardised process and project management and the Open WAVE Architecture are in place as a prerequisite for cross-locational project handling. Although the computer centre recorded significantly higher volume and additional new tasks, costs were further reduced by a significant amount in 2006.

GBS Division continued

Partnership


C128
C132
C136
C143
R300
C129
C133
C137
C149
C148
C365
R330
C150
U100
C124
C357
C140
C142
R309
C146
R326
C144
C147
C127
R301
R308
R302
C109
R215
C145
R216
R202
C138
C134
C130
C126
C100
C101
C103
C131
C139
R104
R212
C218
C123
C105
C220
C219

CEE integration
The central CEE Integration Programme was set up in Vienna in 2006 with the objective of managing integration activities of 22 local banks in 14 countries and making adjustments to the corporate governance system. All integration projects will be completed and the related synergies promised to the market will be realised by the end of 2007. The programme covers the following groups of countries:

Merger countries (Slovakia, Czech Republic, Bulgaria, Romania, and Bosnia and Herzegovina). Integration of the local banks in these countries encompasses business, operations and systems. CORE02, the BA-CA standard application portfolio for CEE, is used in Slovakia, Romania, and Bosnia and Herzegovina.

In Romania, the merger of HVB Bank and Banca Comerciala Ion Tiriac to form HVB Bank Tiriac was successfully completed; the two bank's systems have been standardised, taking into account the merger with UniCredit Bank Romania. In Bosnia and Herzegovina, the integration of our banking subsidiary was completed with the implementation of our standard core bank system CORE02. The new Group system EuroSIG is used in the Czech Republic. In Bulgaria, a decision was made to adopt FlexCube from iFlex, which will also be implemented in Russia.

Integration countries (Russia, Estonia, Latvia, Lithuania, Turkey and Croatia). Banks in these countries were transferred to BA-CA from other Group members, with the exception of Croatia. BA-CA sold the Croatian bank Splitska banka to comply with merger control requirements. At the same time, preparations were made for the integration of Zagrebačka banka. Activities relate to the integration of operations in these countries, their inclusion in the regulatory reporting system and the implementation of the required Group standards. The CORE02 system will be implemented at the pan-Baltic bank.

(Transformation countries (Slovenia, Serbia and Hungary) are those where BA-CA holds equity interests in banks. Under the CEE Integration Programme, activities in these countries focus on rebranding. The Group has opted for a uniform brand structure in CEE, generally adopting the UniCredit Bank brand; in countries with a strong local presence, the local name is added. The rebranding will be completed by the end of 2007. Our Hungarian banking subsidiary was the first bank to adopt the new brand name at the beginning of 2007.

As part of the integration programme and in close cooperation with our colleagues at Bank Austria Creditanstalt Ljubljana, the euro was successfully introduced in Slovenia.

"EuropaKonto", a payment product which has become well established, was adjusted to the new circumstances and will be available in the future to all customers of UniCredit Group under the product name "European Gate". WAVE developed the "Group Web Solution" product as a future Internet banking platform to be used across the Group.

Efficiency & Operational Excellence

3. Back office

AS – Administration Services. 2006, Administration Services GmbH (AS) completed the concentration of production activities in Vienna as planned. This was a major step toward further optimising production processes and put order processing on a low-cost high-quality basis. Cooperation with the Czech BA-CA subsidiary BTS (Banking Transaction Services) was successfully started. The first step was to transfer to BTS voucher data recording for international payments. Technical implementation has been completed; following a trial period, BTS will assume responsibility for the process. BA-CA will draw on experience gained in this area to set up further cooperation arrangements with providers in Central and Eastern Europe.

BTS – Banking Transaction Services. In the first half of 2006, the entire back-office settlement activities of the two banking subsidiaries in the Czech Republic were spun off to the Group's subsidiary Banking Transaction Services s.r.o. (BTS), which is located in Prague. The card processing centres of the two Czech banks were combined within BTS. Established in July 2005 as the Group-shared service centre for CEE in the areas of international payments and card processing, BTS steadily expanded its activities in 2006 to provide services to 8 banks in the area of payment services and 3 banks in card processing. With close to 300 employees, BTS serves 11 customers, one of which is not a member of UniCredit Group, in 9 countries.

Securities holdings in safe-custody accounts (€ bn)


92.7
95.8
112.2
144.0
167.9
2002
2003
2004
2005
2006

TSS – Treasury and Securities Services. 2006 saw an increase in securities settlement activities, both in terms of quantity and quality. The volume of securities held in safe-custody accounts rose by 17 % in 2006, with mutual fund holdings up by 9 %. Transaction volume increased by 34 % for safe-custody accounts and by 40 % for securities investment plans.

Worldwide electronic reconciliation of credit derivatives with hedge funds is performed with the new DTCC Deriv/SERV product of The Depositary Trust & Clearing Corporation. BA-CA became the first bank in Austria to use the service.

"TSS Active" has been launched with a view to a strategic reorientation which will ensure that, after a consolidation phase, operations are well positioned to meet requirements within and outside the Group.

4. Procurement

Procurement responsibility in 16 countries (except Germany, Poland, Ukraine) and an annual purchasing volume (excluding Turkey) of about € 300 m have been bundled under central management. Global negotiations help to achieve higher cost savings in the individual countries. Standard planning and reporting processes have been introduced. Local procurement projects have resulted in additional price reductions and cost savings.

Installation of iFaber, the Group-wide electronic auction platform, took place in 2006. The use of iFaber guarantees the quality of purchased products and services, and ensures transparency in the procurement process, fairness to the procurement market, respect on the part of our suppliers, and independence in our decisions.

An independent survey conducted by McKinsey after the integration of Austrian procurement activities in Global Procurement confirmed the position of BA-CA's procurement unit for Austria as "best in class".

5. Facility management

The restructuring of facility management has resulted in cost reductions as planned. In 2006, office space costs were reduced by € 7 m, giving a total reduction of € 42 m (20 %) since 2002. Site optimisation will continue, taking into account the planned reduction of staff numbers. Work on a location strategy is under way to unlock further significant synergy potential.

Trend in office space costs (€ m)


–€ 42 m (–20 %)
213.2
198.8
189.0
178.6
171.3
2002
2003
2004
2005
2006



Human Resources and Corporate Social Responsibility

Human Resources	**88**
Sustainable Management	**92**
Product ecology	92
Operations ecology	93
Diversity management and corporate social responsibility	94

hristian Hutzinger, untitled, 2004, BA-CA's collection

Human Resources

2006 was both a promising and a challenging year for the employees of BA-CA.

The integration of BA-CA into UniCredit Group made organisational changes necessary, but concurrently opened up new development and learning opportunities and created new job opportunities in Austria, Italy and CEE.

The divisionalisation process within BA-CA resulted in the creation of decentralised HR responsibilities in the business divisions: Retail HR, Corporates HR, Private Banking & Asset Management HR, CEE HR and MIB HR. CEE HR is also responsible for staff-related matters regarding UniCredit Group subsidiaries belonging to the CEE Division. The Human Resources department manages the BA-CA Corporate Center (CEO, COO, CRO and CFO management functions), and retains central responsibility for staff compensation, recruiting, training, executive management, diversity and HR strategy. This HR structure facilitates customer-oriented HR management.

In Austria, we have been working intensively on implementing the Group-wide HR strategy: as an international banking group, our aim is to identify and develop the best talents and bond them to the Group. We also aim to have a better leadership team than our competitors, a fact evidenced by sustained good business performance. A variety of instruments support these efforts:

Executive Development Process (EDP)
The Executive Development Process is one of the core processes designed to help us come closer to our leadership goal and invest systematically in the right group of people. The EDP Plan was introduced throughout the Group in 2006 and serves as a strategic guide for performing annual appraisals and implementing development plans for executives. Our goal is to ascertain and systematically improve the level of management skills and leadership qualities in the Group and in the individual subsidiaries. The process focuses, in particular, on:

- investments in employees who face challenges successfully;
- benefiting from international diversity in the composition of our leadership teams;
- strengthening our "development culture" and internal promotion of employees;
- better identification of talented young executives.

EDP promotes a constructive dialogue between middle and top management with the aim of achieving better and higher standards in the development of Group executives. However, ensuring the long-term success of the EDP process requires the firm commitment of everyone involved as every single person has the power to influence their own development path and that of others.

Staffing levels at year-end 2006: 21,087 FTEs



■ BA-CA AG: 33.1%
▪ CEE and other foreign subsidiaries: 48.2%
□ Subsidiaries in Austria: 18.7%

The Group Heads of Divisions and Heads of Functions assume an important role in this context as they are responsible for ensuring that each executive receives personal feedback and an individual development plan from their immediate superior. Moreover, middle and top executives play an important role as responsibility lies with them to ensure that the process including feedback and the exchange of information is meaningful.

Job Families
"Family Business" could be the heading for the new integrated human resources management system developed in 2006 in cooperation with the bank's management. In agreement with the Employees' Council it will be launched for a trial run in Bank Austria Creditanstalt in 2007. The new system's name "Family Business" comes from the 100 or so jobs distributed across 1–4 functional levels, which are bundled in so-called "job families".

The job families create the basis for a modern, efficient and performance-oriented human resources management system that is based on the values – most importantly transparency and fairness – set out in our value system, UniCredit Group's Integrity Charter.

Consistent with the concept of integrated HR management, the job families approach ties in with other system components such as compensation management, performance management and the career system.

Compensation management is – besides collective-agreement-based minimum standards – oriented to the "market value" of concrete activities (functions). This means that each function within BA-CA is linked to a salary band that is pegged to regularly

Integrity Charter Day

reviewed market data and fixed on the basis of clearly defined rules. This system ensures that salary-related decisions are in line with market standards and are transparent.

Each year, an agreement of objectives and an annual performance appraisal are conducted with all employees and executives based on a standardised process for assessing the level to which objectives have been achieved. This process has already become standard procedure within BA-CA. These elements of **performance management** will now be further expanded by introducing an **MBO Process** (management by objectives) based on target-group-specific scorecards and new, performance-oriented **incentive systems** as well as **annual performance talks**. Implementation of this process will be greatly facilitated by the use of a web tool.

The implementation of the job families introduces three **career systems** (banking professionals, client relationship management Retail Austria, leaders and managers) with a wide variety of prospects for employees. This approach puts **career management** and **staff development** on a more efficient basis. All job profiles are accessible. All employees know which qualifications are required for the different jobs. This allows for sound self-assessment in planning their individual careers. Which skills do I already have? Which should I develop?

The new human resources management system constitutes a key element for the future success of our bank, our banking group and each individual employee. However, not only processes and instruments but also efficient "day-to-day business" are crucial for success.

Restructuring

To ensure the future commercial success of BA-CA, staffing levels and employee qualifications must be continuously adjusted to requirements.

On 20 September 2006, UniCredit Group's Integrity Charter Day, all the bank's employees took two hours off work and discussed the six core values laid down in the Integrity Charter: fairness – transparency – respect – reciprocity – freedom – trust.

Within BA-CA and its Austrian subsidiaries some 2,000 groups organised workshops in which the employees made themselves familiar with the core values of the Charter, analysed strengths and weaknesses in the implementation of these values in everyday work routines, and explored possibilities of how each of them together with their colleagues would be able to better live up to these values in their daily work.

The workshops were jointly organised by HR and the Communications department. The concept was made available to the subsidiaries in CEE as a model to adopt or to adapt to meet their own requirements and ideas. The materials were structured so that teams of 5–7 employees equipped with a work plan and supporting materials, were able to solve the tasks on their own. The questionnaire completed by the participants at the end of the workshops showed that more than 80 % considered the values of the Integrity Charter to be very important for the Group – which demonstrates their strong sense of solidarity with the company. 89 % found this novel approach to examining corporate values very good. The values most of the employees concentrated on in the discussions were fairness (48 %), respect (44 %) and trust (43 %). The Integrity Charter Day met its prime objective of providing broadly based information on the contents and the meaning of the Integrity Charter: at the end of the day, 72 % of the employees felt that they were very well or well informed and 29 % expressed the wish for more information and further discussions on the values. This wish will certainly be met as the values set forth in the Integrity Charter will continue to be an important element of the Group's corporate communications in 2007.

In 2006, staff numbers had to be slightly reduced by 160 FTEs once again. Staffing targets were reached with consensual severance agreements and a restrictive intake policy.

Training

The purpose behind training is to support the bank's business models. The sales organisation of Bank Austria Creditanstalt played a central role. Its comprehensive transformation which was initiated in 2005 continued in 2006. The aim is to substantially increase efficiency and effectiveness in our approach to the market, to customers and in operative performance. New steering tools as well as systems and processes for servicing customers (relationship management) were introduced and specific investments made to build up the expertise of relationship managers. Training and change management measures were closely linked to firmly establish the transformation processes within the system.

The new relationship management models are based on the "generalist" approach, meaning that all relationship managers have to be conversant with the entire portfolio of products and services of the customer target group they service in order to provide customers with competent and comprehensive advice. Thus numerous relationship managers had to undergo professional and sales training to develop and broaden their individual expertise in line with the respective job profile. In 2006 this challenge was met with a training initiative in the "Banking & Finance" segment and with a sales training programme (Sales Academy).

The content of training for the "Banking & Finance" segment and for the Sales Academy was structured in line with the new job profiles. All training courses were revised and adapted to take new and changed products, systems and processes into account. The modular structure of the learning units and the expansion of e-learning resources enabled relationship managers to complete their individual qualification requirements in a time- and cost-efficient manner. In the Sales Academy the new relationship management models and sales concepts were integrated in line with job profile specifications and with a view to consolidating the new sales approach in day-to-day routines.

A new, even more efficient training management system for all sales staff was launched to support the effects of the measures initiated in the training initiative. The new training management system is characterised by a bottom-up modular approach, central elements being the skills and qualifications profile, the training paths under the individual job profiles and the electronic feedback sheet for executives. The integrated system architecture ensures that individual training activities attended by executives and staff under their training plans are blended into a targeted and efficient learning and development process.

Each relationship manager can access the skills and qualifications profile on the Intranet and retrieve the current status of their qualifications along with the respective target for their job profile. Executives also have access to the information regarding the current training level of their relationship managers, which enables them to initiate specific measures aimed at closing any gaps in skills. The system supports this central managerial function by proposing training measures suited to the training status of the individual relationship managers and monitoring learning performance. The value added of investment in training is thus immediately apparent.

Enhancing executives' professional skills and expertise creates strong leverage for supporting the transformation process. Targets were reached in 2006 by way of additional support in steering and coaching for the sales team. Apart from guidance on management principles applicable throughout the bank, managerial staff in the branches and service centres received instruction in the basic concepts and skills of leadership, management and coaching in all four relationship management models.

Decentralised training measures, media packages and ad-hoc compact training complemented the staff training programme, and supported the bank in achieving its business targets in 2006.

Corporates Division Human Resources

Divisionalisation made it possible to prepare particularly demanding training programmes, launched at the beginning of 2007, for relationship managers in the Corporates Division. In this context attention is drawn to the participation of relationship managers in a "Master in Corporate Banking" programme offered under the auspices of Bocconi University School of Management in cooperation with Austrian and German university partners and which, apart from earning them excellent qualifications, gives the 50 participants of the UniCredit Group an opportunity for international networking. Furthermore, the division's top performers are offered the opportunity to take part in a "High Performance Corporates Programme" in which they can brush up their skills in excellent in-house and external training modules.



Apprenticeships

Training young employees for banking careers has long been a priority at Bank Austria Creditanstalt. New apprentices are generally placed with internal departments at the bank in their first year in order to prepare them for their future work in retail beginning in the second year. In the run-up to their final apprenticeship examination, the apprentices, besides attending a seminar to prepare them for the tests, receive intensive support from more experienced colleagues. Again we can be particularly proud of the fact that 60 % of BA-CA apprentices passed their examination with distinction in 2006.

Mentoring

Starting out from a gender-based approach, the bank established the BA-CA mentoring programme as one of its staff development and diversity measures, some years ago. Around 40 pairs of employees took part in the 2006 programme, the fourth of its kind, organised by Human Resources. The programme's objective is to support the mentees in recognising and using their potential, helping them to deliver an excellent performance and making them fit for new tasks. The mentors, experienced senior managers of the bank, support the mentees in developing their personalities, getting them

CEE Human Resources

acquainted with new viewpoints and introducing them to existing networks. In previous programmes, the mentoring pairs almost always differed in terms of age, hierarchical level, function and the organisational units in which they worked.

In order to maintain the high level of commitment, performance and health of all our staff members, we consider it important to pay due regard to the various circumstances in the lives of our employees and to create general conditions in which our employees can achieve a good life-work balance as well as remaining healthy. For this reason BA-CA offers various part-time work models, flexible working time, company kindergartens with a capacity for about 200 children, support during maternity leave, seminars for people returning to work after child leave as well as health centres.

Health and employee safety

At a number of locations, employees have access to advice and treatment by a highly qualified team of doctors and therapists from different medical disciplines and in line with state-of-the-art occupational medicine. Specialists in safety at the workplace provide on-site advice on ergonomic issues. Numerous precautionary measures as well as physical exercise and relaxation programmes intended to promote healthy lifestyles are offered at reasonable prices. These services are also available to employees of Group companies. Cost-benefit analyses show that these investments have significantly reduced employee absences.

UniCredit Group

Within UniCredit Group, the CEE Human Resources unit in the Central Eastern Europe Division is responsible for all staff-related matters of CEE banking subsidiaries in the CEE Division.

In 2006, the focus encompassed a wide spectrum of issues from integration and HR strategy, HR development and staff training to performance-adequate compensation. CEE HR pursued projects aimed at increasing cross-border activities in cooperation with its partners at UniCredit Holding and in the CEE banking subsidiaries.

CEE HR Strategy & Operations finalised a new model for cooperation between CEE Human Resources managers, which is aimed at promoting cross-border knowledge transfer and strengthening local know-how through intensive networking. In the course of structuring the CEE Division, innovative solutions were developed for the employees recruited from throughout CEE. Customised HR and change management concepts were elaborated and state-of-the-art UniCredit policies, such as the Executive Development Plan (EDP) implemented in cooperation with the local HR managers involved in merger and transformation projects.

Development & Learning collaborated with local HR managers in developing training & talent management initiatives and in EDP. Our employees benefited from target-group-specific development programmes such as UniQuest (for young executive staff) and UniFuture (for experienced managers). The goal of these activities is to have highly qualified executive staff and specialists on hand to take up key positions whenever needed. A special focus of integration and merger projects was on ensuring a high quality of training activities and on delivering optimum benefit. A specific challenge was the coordination of the first UniCredit Group-wide employee survey, "Your Voice, Our Future", in the CEE countries and the corresponding follow-up. Furthermore, the first HR Newsletter "HR Leaders@Net" was compiled and mailed to all HR departments in the network (in particular CEE, Poland, Turkey) with the aim of improving cooperation and communication. A strategy was devised for a filesharing platform (finalised in January 2007) with the aim of facilitating cross-border cooperation.

CEE HR Compensation launched initiatives in the areas of expatriate management, executive compensation, management by objectives (MBO), compensation policy and legal & contractual compliance in 2006. With a view to paving the way for a performance-related and transparent system of variable salary components, the UniCredit Group's MBO system was implemented at top and senior management levels in all countries.

In Group-wide cooperation, the policies for international staff deployment were standardised and a Group mobility policy defined.

In the field of HR controlling, the Planning & Standards unit collaborated with the HR partners in CEE and the UniCredit holding company on finalising headcount management reporting, planning and monitoring. In addition to assuring a consistent cost structure, a further area of work consisted in focusing on IT projects such as "Digi-Simplification" aimed at creating a UniCredit Group-wide HR IT platform as a means of increasing efficiency in HR work.

Sustainable Management

Taking concrete steps to ensure the economic, social and ecological balance for our well-being and the well-being of our children is our declared objective.



Sustainable management helps towards assuring the long-term success of our company. But it is an approach which also reflects our responsibility to society and for our environment. Thinking and acting on a sustainable basis is therefore an integral part of our corporate culture, which includes respect, reciprocity and fairness in our dealings with customers, employees and investors, suppliers and communities – values which are enshrined in the Integrity Charter which is applicable on a Group-wide basis.

That sustainability is not a mere catchword but a very real component of our corporate culture, is shown by the fact that Bank Austria and Creditanstalt, the bank's predecessor institutions, signed the statement on banking and the environment within the framework of UNEP in1993.

The commitment to sustainability of Bank Austria Creditanstalt's top management is reflected in its participation in the Austrian Business Council for Sustainable Development, a group of top managers of large Austrian companies. The Business Council's objective is to take account of the principle of sustainable development in the business sector by implementing it within the companies they lead and by propagating this attitude within the business sector.

Basic principles

In Bank Austria Creditanstalt, sustainability management rests on three pillars: product ecology, operations ecology, and corporate citizenship.

Bank Austria Creditanstalt's structure fits perfectly with the system of values of UniCredit Group.We fully identify with UniCredit Group's fundamental values and we are also fully aware of our responsibilities towards customers, employees, shareholders, suppliers, communities and the environment.

The Integrity Charter is an overarching framework of values which has been applicable in the entire UniCredit Group since autumn 2006. As already mentioned before, the Integrity Charter encompasses fairness, transparency, respect, reciprocity, freedom and trust, both within and outside the Group.

Product ecology

Sustainability is a decisive criterion in Bank Austria Creditanstalt's lending principles.
These include both the environmental and social standards established by the World Bank in connection with project financing activities in threshold and developing countries, and the Equator Principles, a global industry standard signed in 2003 and applied to all major project financing transactions in addition to the World Bank standards.

We have long taken into consideration ecological aspects in our creditworthiness evaluations.

Under Basel II, EMAS and ISO 14001-certified companies are assigned a better rating. Basel II will help to create a greater environmental awareness in the banking industry and among customers. We are substantially contributing to this development through active communication and transparent guidelines. Our environmental desk has supported credit officers and risk managers in the area of ecological risk evaluation for many years.

Industry checklists and training programmes enable customers and the bank's employees to identify and address environmental risks at an early stage. Data available in BA-CA's Intranet provide account managers with information on environmental problem areas and contamination. Our customers can use our BusinessNet service to obtain information on advisory services, analyses, expert opinions and contacts with public authorities.

Ethical investments

Investments are regarded as being ethical if the area in which the issuer (company, central government, international organisation) operates meets specific requirements of social, humanitarian and ecological responsibility. Predefined exclusion criteria ensure that specific securities are not taken into account for investments.

Through Pioneer Investments Austria, our mutual fund company, we offer investment products based on ecological considerations.

"Pioneer Funds Austria – Ethik Fonds" is a mixed fund seeking long-term capital growth and current income; it is targeted at investors who take into account ethical criteria in making their investment decisions. The basic portfolio is made up of international equities (about 30 %) and euro-denominated bonds (some 70 %).

The benchmark used in this context is the E.Capital Ethical Balanced Index.

VÖNIX

"Pioneer Funds Global Ethical Equity"
The objective of this fund is to generate capital growth in the medium to longer term by investing at least two-thirds of its assets in a diversified portfolio comprising equities and equity securities issued by companies meeting specified ethical criteria. These criteria include companies whose products and services contribute to a safe and healthy environment; companies which withdraw capital from businesses which damage the environment, and companies which distinguish themselves through their responsible behaviour towards the community.

The benchmark used in this context is the FTSE 4 Good Global 100.

Commitment
Our memberships of various environmental organisations are further evidence of the importance we attach to product ecology. For example, we have been cooperating in the EU project Concerted Action on Brownfield and Economic Regeneration Network (CABERNET), a network for revitalising abandoned former industrial sites, for many years.

An ÖNORM working group deals with a new standard for "recording and evaluating environmental aspects of property valuation – potential uses of brownfields and determination of related costs" in Austria. The relevant ÖNORM standard is to be applied to the valuation of land previously used for industrial or military purposes, and of unused land in urban and settlement areas and infrastructure sites. BA-CA is a member of this working group. BA-CA is also a supporting member of ÖVA, the Austrian Association of Contaminated Land Management. The principal objective of ÖVA is to encourage efforts to find integrative solutions to treating contaminated land and making it fit for reuse, and to bring together experts in this field.

respACT is an association serving as a point of contact for all questions related to the implementation of sustainability, corporate social responsibility (CSR) and business ethics. It provides a platform for companies to exchange ideas and information, and jointly support environmental initiatives. BA-CA is a member of respACT Austria.

Taking part as speakers in a conference held in Munich on the topic of brownfields, Bank Austria Creditanstalt's experts underlined the excellent reputation they enjoy in this area.

The Vienna CSR Forum (www.vienna-csrforum.com), sponsored by Bank Austria Creditanstalt, met with great interest.

Bank Austria Creditanstalt is an active member of the "Grünes Geld" platform set up by ÖGUT, the Austrian Society for Environment and Technology, to strengthen the market for ethical and ecological investments.

UNEP FI CEE Task Force
BA-CA, which as member of UniCredit Group operates the leading international banking network in the growth region of Central and Eastern Europe, was one of the institutions helping to set up the CEE Task Force within the framework of the United Nations Environment Programme (UNEP). The purpose of the task force is to enhance awareness of the interrelationship between environmental topics and banking transactions in the countries in Central and Eastern Europe.

Operations ecology

Pursuant to the bank's internal operations ecology, and in order to improve its efficiency in this area, Bank Austria Creditanstalt is pursuing a number of tasks which reflect our comprehensive sustainability strategy. The bank aims to use resources in a responsible manner while significantly reducing costs and enhancing efficiency.

VBV pension fund: focus on sustainability

BA-CA pays its contributions to the employee pension plan into VBV- Pensionskasse, a pension fund which has increasingly concentrated on sustainability over the past years. The contributions paid into the VBV pension fund are invested entirely on an ethical basis.

The investment principles of the VBV pension fund are monitored by an independent Advisory Board on Ethical Investment.
www.vbv.at

VÖNIX INDEX MEMBER 06/07

In 2005, the VBV pension fund company created VÖNIX, an Austrian sustainability index. „VÖNIX – VBV-Österreichischer Nachhaltigkeitsindex" is a stock index comprising Austrian listed companies that are committed to sustainable development. The index covers those Austrian companies which are most strongly dedicated to social issues and ecological considerations. Bank Austria Creditanstalt has been included in the VÖNIX since the index was created.
www.voenix.at

Sustainable Management continued

Legal compliance avoids risks and underlines the bank's model role in the area of sustainability.

A requirement for high ecological efficiency within Bank Austria Creditanstalt is the establishment of a control loop to ensure consistency and sustainability in the bank's operations at all levels. An essential aspect of this is the monitoring of consumption data.

Effective action

In 2006 we kept electricity consumption at a stable level, following a significant reduction from 154,155,700 kWh to 144,500,000 kWh in the period 2004/2005. The Austrian Federal Economic Chamber (WKO) referred to energy optimisation for ventilation systems at the bank's Praterstern administrative centre as an example of best practice. Our waste disposal strategy is also approaching the goal of making maximum use of available savings potential.

ÖGUT's Financial Services Industry working group was set up in 1994 to find ways to put the financial services industry on an ecological basis. The members of the working group are the sustainability officers of major Austrian providers of financial services. With a view to better communicating efforts and progress in the environmental and social areas and make them visible to the public, the ÖGUT Financial Services Industry working group carries out benchmarking for Austrian financial services providers in the areas of operations ecology and social affairs to intensify the exchange of ideas in sustainability management and to optimise sustainability reporting in the financial services industry.

Diversity management and corporate social responsibility

As a banking group operating internationally, Bank Austria Creditanstalt has always been aware of the challenges and opportunities presented by diversity. For BA-CA, being part of UniCredit Group means that differences in terms of gender, origin, language, age, and cultural and religious values take on a new dimension. Diversity is supported by all employees and is embodied in the Integrity Charter.

The bank has incorporated equality management and the gender approach into its training programmes. The successful mentoring programme introduced some years ago is targeted primarily at female employees, in order to increase the share of women in management positions.

A study published by ÖGUT shows that 24.9% of management positions at Bank Austria Creditanstalt are held by women; this compares with an industry average of 22%.

We are committed to our social responsibility.

Through our present activities we want to create a desirable framework for life in the future. Bank Austria Creditanstalt is fully committed to its social responsibility and its social sponsoring activities – with due consideration to customer and shareholder interests.

Within the framework of a well-structured mix, social sponsoring initiatives take priority over pure marketing considerations. Our attention is focused on humanitarian aspects suited to the promotion of a positive development of society.

Just as in its day-to-day activities in a competitive market environment, BA-CA pursues a clear strategy in its social sponsoring activities. The focus is on supporting Austrian families and children who are in need through no fault of their own, and helping sick and handicapped people on a broad basis. We achieve this objective by supporting various organisations or initiatives and providing assistance in emergencies.

Below are some examples of the projects we support:

BA-CA Familienfonds

The fund provides quick and unbureaucratic support to Austrian families with children, helping them to cope with crises. Established in 1994, the fund is managed by the Caritas organisation of the Archdiocese of Vienna.

Operations ecology data

	2005	2006
Energy consumption in kWh including long-distance heating and gas	144,500,000	144,500,000
CO_2 in t[1] (excl. business travel)	37,958	37,942
Waste in t (total)	2,800	2,117
Landfill	*0*	*0*
Incineration	*358*	*413*
Recovery	*2,065*	*1,542*
Recycling in t	377	162
Special refuse in kg	0	0
Water consumption in m^3	144,000	157,000
Paper in t	1,153.43	1,113.72
Travel CO_2[2]	1,847.00	1,983.40
Travel km	9,906,245.00	10,778,300.00

1) Conversion factor based on ÖGUT benchmarking
2) CO_2 conversion factor for 2005 and 2006 according to ÖGUT

The **"Poverty hurts"** initiative of Volkshilfe Österreich was launched to give financial support to Austrians in need – many children suffering from chronic diseases, victims of accidents, handicapped children and children from disadvantaged backgrounds below the poverty line.

The **"Fürs Leben"** welfare foundation of the Arbeiter-Samariter-Bund Österreich helps sick children of needy parents by making financial contributions towards medical treatment.

The **"Austrians in Need"** welfare fund of the Austrian Federal President supports people who get into financial difficulties through no fault of their own.

"Vinzidorf"
Combating homelessness in Austria is the aim of the Vinzenz community. Bank Austria Creditanstalt supports their current campaign.

The **CliniClowns'** objective is to make children in hospital laugh and brighten up the everyday lives of older patients in line with the belief that laughter is the best medicine.

The bank now also supports **Oikocredit**, the international microfinance organisation which grants loans and project finance in developing countries with the help of about 700 partners. For many people, this initiative is a way out of poverty.

Active partner for science and research
Bank Austria Creditanstalt maintains non-profit foundations for the promotion of science and research at the University of Vienna, at Vienna's University of Economics and Business Administration, the Vienna University of Veterinary Medicine, the Vienna University of Technology and the University of Innsbruck.

These foundations grant scholarships, support university projects and award prizes (including BA-CA prizes at the University of Vienna, and the "Student of the Year" award at the University of Innsbruck). BA-CA also promotes interdisciplinary initiatives and symposia, and helps organise lecture series and exchange programmes.

Joint events serve to promote a continuous dialogue between the business sector and research or teaching at the university level.

Activities are funded from interest earned on the assets held by the foundations. Funding is granted on the basis of a thorough selection process by boards of trustees comprising top representatives of the universities and of Bank Austria Creditanstalt.

Bank Austria Creditanstalt has set up Foundation Chairs at the University of Vienna, the Vienna University of Economics and Business Administration and at the University of Linz. Moreover, BA-CA is one of the main donors of the Jubilee Private Foundation of the Vienna University of Economics and Business Administration.

Cultural activities
Bank Austria Creditanstalt is a major factor in cultural activities. The BA-CA Kunstforum is an outstanding exhibition centre for classic modern art and the post-war avant-garde. Exhibitions organised by the BA-CA Kunstforum in 2006 covered a wide range "from Warhol to Madonna", "from Dali to Francis Bacon", and also focused on works by the painters Markus Lüpertz and Marc Chagall. These exhibitions attracted some 300,000 visitors.



Foto: creste.cc

Learning from history
"It is our moral and democratic obligation to assume responsibility," said Bank Austria Creditanstalt's CEO Erich Hampel when he presented a 2-volume publication of more than 2,000 pages on "Austrian Banks and Savings Banks under National Socialism and in the Post-War Period". The international, independent Historical Commission that had been set up by BA-CA in 2000 completed its work with this publication after almost 5 years. However, the published final report is not to be seen as the end of this process. The source materials used by the Historical Commission – comprising some 1,500 metres of files – will be made accessible to the public in the form of a historical archive to be created at BA-CA's Head Office in Schottengasse in Vienna. Discussing and understanding the role of Austrian bankers vis-à-vis Jewish customers and employees during the expansion of National Socialism in Europe is an important step towards formulating a common understanding of European history.



Consolidated Financial Statements

Consolidated Financial Statements:
Management Report of the Group

The Banking Environment in 2006	98
Management Report of Bank Austria Creditanstalt for 2006	100
Consolidated Financial Statements in accordance with IFRSs	**120**
Contents	120
Income statement, balance sheet, statement of changes in equity, cash flow statement	122
Notes to the consolidated financial statements incl. risk report	126
Concluding Remarks of the Management Board	185
Report of the Auditors	186
Report of the Supervisory Board	188

rwald Rockenschaub, untitled, 1999, BA-CA's collection

The Banking Environment in 2006

Strong expansion of global economy.
Upswing in our core markets gaining momentum.

Global economy and financial markets

● The world economy continued to pursue a stable course of long-term expansion in 2006, supported by the strongly performing economies in the Far East, especially China. For the third year in succession, global economic growth was around 5 % in real terms. Cyclical movements superimposed on this structural trend largely offset each other: in the US, as a result of measures aimed at correcting the overvaluation in the real estate sector, housing construction investment declined sharply and domestic demand weakened significantly in the second half of the year; in the euro area, the upswing that started in the export-driven industrial sector gained further momentum. Rising levels of capacity utilisation stimulated investment in equipment. The labour market situation and consumer sentiment improved visibly as the year progressed. In 2006, economic growth in the euro area reached 2.8 %, the highest level seen in several years.

While the world economy expanded strongly, commodities markets were characterised by limited supply. Various geopolitical crises, supply bottlenecks due to technical factors as well as speculative influences pushed up crude oil prices to new highs in May and August (8 August: 83 US$/bl); later on, prices fell to around 60 US$/bl. This gave rise to temporary expectations of higher inflation. Ultimately, however, second-round effects were moderate – not least as a result of price and wage pressure caused by competition from emerging markets.

● The cyclical shift between the US and the euro area was reflected in divergent monetary policies: in mid-2006, US markets expected the upward movement of interest rates to come to an end after 17 increases, and started to speculate about the timing for the first interest rate reduction. The ECB consistently reversed its expansionary monetary policy by raising its key interest rate in five steps of ¼ % each in 2006. Short-term euro interest rates rose steadily throughout the year – on three-month money by 123 basis points to 3.66 % p.a. The interest rate differential between the euro and the US dollar gradually narrowed, contributing to the US dollar's depreciation of 10 % against the euro in the course of the year. Long-term yields rose strongly in the first few months of 2006 and then declined in the second half of the year, reflecting the up-and-down movement of inflationary expectations and the reinvestment of current account surpluses achieved by oil-exporting countries and countries in the Far East. As a result of these developments, the yield curve in the euro flattened. The maturity spread between long-term yields and money markets, which widened until May to exceed 1 percentage point, disappeared by the beginning of December, with an impact on income from maturity transformation and on the scope for lending terms.

It was only in May and June 2006 that financial markets experienced an abrupt withdrawal from high-risk asset classes. Previously, European shares, emerging markets equities and commodities including gold had reached excessively high levels, driven by surplus liquidity and diversification of investments. This one-month period of weakness led to a market correction. Emerging markets were affected the most, and to a lesser extent CEE stock markets. In the rest of 2006, and until the end of February 2007, stock markets recovered to reach new highs, on the fundamental basis of profit growth and improvements in the balance sheet structure achieved by large companies over the past few years. This also benefited the credit segments: following a temporary increase around the middle of the year, CDS spreads fell to new lows. The high-yield sector, including emerging markets bonds and also corporate bonds, again significantly outperformed the benchmarks recently.

Trends in our core markets

● In 2006, Austria achieved the strongest economic performance since 2000: at a rate of 3.2 % in real terms, growth was again higher than the average for the euro area. The economic trend followed the classic pattern, with the impetus provided by export demand increasingly driving domestic activity. Industrial output (+7.7 %) moved close to capacity limits. Investment in equipment expanded more strongly than expected (5.3 %). Construction investment increased by around 4 %. Employment accelerated during the year, especially in the services sector, increasing by an average 1.7 %. At 1.7 %, growth of consumption did not yet exceed the previous years' level. In 2006, real wages rose more strongly (+2.2 %) than in the two preceding years. But persistent structural factors with an impact on sentiment (e.g. uncertainty over the future of pensions) resulted in a higher savings ratio (up from 9.1 % to 9.4 %) rather than in growing consumption. Nevertheless, towards the end of 2006, BA-CA's business indicator and consumer sentiment reached their highest levels in over ten years.

Banking business in CEE growing strongly thanks to continued brisk economic growth and progressive financial intermediation.

Despite the favourable economic environment, bank loans grew a little more slowly (4.7 % at year-end) than in 2005 (5.3 %). This was due to very weak growth in consumer lending and in loans to small and medium-sized businesses. Banks showed greater restraint in these areas, all the more so as retail loans had grown strongly in 2005 and insolvencies of private individuals and small businesses continued to increase in 2006. Shifts towards housing construction loans (+9.8 %) may also have contributed to this trend. As in 2005, corporate loans showed relatively robust growth of 4.9 %. Companies enjoyed ample liquidity, dampening their demand for working capital credit, while loans to finance current and strategic investment projects rose more strongly. Overall growth in holdings of financial assets (+6.1 %) reflected lower-than-proportionate increases in bank deposits (+3.5 %) and disproportionately strong growth in bonds (mainly bank bonds; +11 % without price effects). Net inflows recorded by investment management companies were only one half of the peak level achieved in 2005, which may be explained by the repercussions of the strong market correction in the second quarter of 2006.

Euro interest rates
(% p.a.)


4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2005
2006

- Benchmark yield on 10-year government bonds
- Three-month money
ECB key interest rate (repo rate)

Correction in stock markets


180
170
160
150
140
130
120
110
100
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2005
2006

- Central and Eastern Europe (CECE Index, euro)
- Austria (ATX)
- Euro area (DJ Euro Stoxx)

● The economy in Central and Eastern Europe (CEE-11) grew at an estimated 6.2 % in 2006 compared with the previous year, despite strong import growth. This was more than twice the growth rate of the euro area. The upturn was evenly balanced, driven by strong demand for exports – particularly in the case of the EU member states, which are now more strongly integrated in the supra-regional division of labour –, buoyant investment activity and robust consumer demand. In Bulgaria and Romania, the pre-EU accession phase was characterised by high inflows of direct investment.

Stronger inflationary pressure and the modest success achieved in reducing budget deficits induced CEE countries to tighten their expansionary monetary policy by the third quarter. While this led to a renewed rise in interest rates in CEE, the level of interest rate convergence was more or less maintained. In Hungary, the struggle to restore the budget to balance impeded economic growth. In an effort to defend the exchange rate, the central bank raised its 2-week deposit rate from 6.00 % to 8.00 %.

The structural catching-up process in the banking sector continued in 2006 and was reflected in a strong expansion of loans and deposits, building on the CEE countries' stronger (real and nominal) economic growth. Based on preliminary estimates, the volume of loans denominated in local currency grew by around 20 % in Poland and by 50 % in Romania, while deposits expanded by 15 % and 30 %, respectively. Loans and deposits are also experiencing very strong growth in Russia and Turkey, with lending volume increasing by some 50 %. Deposits grew at a slightly slower, but nonetheless impressive rate of almost 40 % and not quite 30 %, respectively.

Most CEE currencies again offset the temporary weakness seen in May/June. In terms of the average rate used for translating the income statement of our subsidiaries in CEE, currencies appreciated in the Czech Republic (+ 5.3 %), Slovakia (+ 3.6 %), Romania (+ 3.5 %) and Poland (+ 3.4 %). Only the Hungarian forint weakened against the euro (– 6.0 %).

Management Report of Bank Austria Creditanstalt for 2006

Record results for 2006 based on improved operating performance and positive one-off effects.

Bank Austria Creditanstalt in 2006

In 2006, Bank Austria Creditanstalt achieved the best results in its history, with consolidated profit exceeding € 3 bn. The bank also created the conditions enabling it to use the business potential resulting from its expanded role within UniCredit Group in the coming years and translating it into sustained value creation.

The financial statements for 2006 reflect the **integration in UniCredit Group** in several respects: in Austria, we adjusted the business segments to the Group structure, with the overall size remaining largely unchanged. This involved not only a change in definitions but a refinement of customer segmentation in order to apply the Group's common business model. To meet the resulting need for adjustment, we have made restructuring provisions shown in the income statement as integration costs. In Central and Eastern Europe (CEE) we took major steps in 2006 on our way to assuming the sub-holding company function within UniCredit Group. Some of the planned changes in the group of consolidated companies, i.e. the sale and transfer of equity interests which became necessary, took place in 2006; decisions have already been made in regard to the key changes, primarily the expansion of the regional perimeter, but this can only be implemented from 2007 onwards.

This means that one-off effects in the balance sheet and in the income statement result from both of our core markets – Austria and CEE. Moreover, the underlying **operating performance** in all major areas of our core business – more specifically, in the Austrian customer segments, in Markets & Investment Banking and in Central and Eastern Europe (CEE) – has shown a steady improvement.

Consolidated profit for 2006 was € 3,022 m, more than triple the figure for the previous year: this corresponds to € 20.56 per share (2005: € 6.56). **Profit before tax** reached € 3,272 m, up from € 1,301 m for 2005. The 2006 figure includes one-off capital gains of € 2,267 m, compared with gains of about € 253 m realised on the sale of equity interests in 2005.

Substantial capital gains reflect development and expansion in previous years

● Capital gains in 2006, which are included in the item Net income from investments, resulted, first, from the sale of our Croatian banking subsidiary HVB Splitska banka d.d., Split. The capital gain realised in the second quarter of 2006 amounted to € 684 m. The sale was effected to comply with merger control requirements; with Zagrebačka banka and its market share of 24 %, UniCredit is already the number 1 bank in Croatia.

● The largest one-off effect recorded in the year was, second, the capital gain of € 1,545 m on the transfer of Bank BPH S.A., Kraków, to UniCredit. The closing of the sale took place at the beginning of November 2006. This Group-internal transfer at arm's length was not originally planned but became necessary because the new Polish government had specified additional conditions for a partial merger of the local banking subsidiaries. One of the conditions was that the parent company of UniCredit Group should have direct responsibility for operations in Poland.

● Finally, as part of the bundling of mutual fund business, we transferred our equity interests in the subsidiaries of the former Capital Invest (now Pioneer Investments Austria, PIA) in Hungary and Croatia to Pioneer Investments, resulting in capital gains of € 38 m in 2006.

The combined effect of the capital gains mentioned above increased net income from investments by € 2,267 m. The transactions were effected at arm's length and on the basis of independent valuations confirmed by fairness opinions. The capital gains reflect expansion over many years and the market position achieved in Croatia and Poland and in CEE investment business. In this respect they are to be seen as operating income although, when interpreting the bank's underlying performance trend in 2006, the capital gains are to be taken into account as one-off effects. On the other hand, in analysing results for 2006, one should note that the income statement for 2006 reflects HVB Splitska banka's results for only six months and Bank BPH's results for only ten months.

Restructuring provisions to improve operating efficiency in the course of integration

The adjustment of the divisional structure was carried out to better implement the needs-oriented business model of UniCredit Group. It also showed a further need for adjustment in the Austrian customer business, including back-office settlement functions, in order to close the profitability gap vis-à-vis UniCredit Group. For this purpose – and also for the planned closer integration of the Markets & Investment Banking

(MIB) Division in the Group-wide network of investment banking operations – we made restructuring provisions, reflected in the item Integration costs, of € 231 m. They are to be seen as a one-off effect, the efficiency enhancement expected to result from restructuring should have a positive effect on the income statement in coming years.

Better methodologies for credit risk management and provisioning for retail loans

In the course of preparations for Basel II, better methodologies and quantitative methods in the area of default risk have enabled Bank Austria Creditanstalt to put loan loss provisioning on a new basis in respect of the large numbers of low-volume loans to retail customers and in the SME sub-segment; a similar change took place in the corporate banking sector in previous years. This means that expected risk can now be calculated more accurately also in retail business and defaults can be detected at an earlier stage, so that the bank can also make loan loss provisions earlier. Based on a refined retail scoring procedure, BA-CA can identify problem loans more quickly. In addition, risk standards (default criteria) were raised and the transfer to Special Accounts Management specialists can take place earlier and on stricter terms than before. The refinement of methods used for making estimates results in anticipatory effects.

In the third quarter of 2006 we added € 79 m to loan loss provisions. This related mainly to the increase in flat-rate specific provisions for low-volume loans to private customers and small businesses; a smaller amount was accounted for by higher provisioning rates for doubtful loans exceeding € 50,000 against which specific provisions have been made, and provisions for losses caused by fraud in transactions for which sales partners acted as intermediaries. In the fourth quarter of 2006 we increased loan loss provisions by a further € 199 m: on the basis of data, now available for the first time, for customers with payments past due more than 90 days or other defaults (which in themselves did not lead to a specific provision being made), we made group-specific provisions. Moreover, the methodologies used for calculating losses "incurred but not yet reported (IBNR)" were restructured in line with analyses of comprehensive data collected for the planned use of the advanced internal ratings-based approach. Together, these changes resulted in a one-off increase of € 278 m in net writedowns of loans.

Strong profit growth, even adjusted for one-off effects

On balance, the one-off effects explained above increased the profit before tax for 2006 by a total of € 1,758 m. Adjusted for this amount, Bank Austria Creditanstalt's profit before tax for 2006 reached a record level of € 1,514 m; this is an increase of € 263 m or 21 % over the equally adjusted figure for the previous year. Adjusted consolidated profit was € 1,119 m, up by 22 % from 2005 (also on an adjusted basis).

Profit before tax and one-off effects
(€ m)


3,000
2,500
2,000
1,500
1,000
500
1,301
+151%
3,272
1,251
1,514
+21%
2005 2006
Reported figures
2005 2006
Adjusted for one-offs

Strong growth in operating profit achieved in all business segments and regions

Operating profit – which does not include provisions for risks and charges, goodwill impairment, net writedowns of loans, net income from investments and integration costs, and is thus not affected by the above-mentioned one-off effects in the reporting year – was € 2,005 m for 2006, exceeding the reported figure for 2005 by € 395 m or 25 %. It should be noted in this context that HVB Splitska banka contributed to profits only for six months, and Bank BPH only for 10 months.

The three segments of Austrian customer business accounted for two-thirds (€ 266 m) of the absolute increase of € 395 m in operating profit (as reported), which was up by 36 % on the previous year. Operating profit generated by the CEE business segment rose by 10 %, contributing one-fifth (€ 75 m) to the increase in absolute terms; on a like-for-like perimeter basis, growth would have been more than twice as high (+24 % or € 176 m). Markets & Investment Banking (MIB) achieved an increase of 34 % or € 60 m.

Operating profit

	2006	SHARE	CHANGE ON 2005	
	€ M	%	€ M	%
Austrian customer business	993	50 %	+266	+36 %
Central and Eastern Europe (CEE)	808	40 %	+75	+10 %
Markets & Investment Banking	235	12 %	+60	+34 %
BA-CA total	**2,005**	**100 %**	**+395**	**+25 %**

Rest: Corporate Center

Management Report continued

Further improvement in quality of results, large provisions for sustained future growth.

Quality of results: sustained revenue growth and cost discipline

In 2006, total revenues rose (despite the sale of consolidated subsidiaries) by € 496 m or 12 % to € 4,762 m. The improvement is reflected across all income components except dividends, which declined for structural reasons. This was one of the reasons why net interest income grew at a disproportionately low rate (+5 %), while the upward trend in net fee and commission income (+14 %) continued. Long-standing efforts to promote services, brokerage business and capital-market instead of on-balance sheet products are gradually having an effect. Our business is thus becoming less dependent on current economic conditions and the financial market environment. Net trading income (€ 348 m) in 2006 was 32 % higher than in the previous year and again proved to be a stable source of revenue.

In absolute terms, growth in total revenues in 2006 was about five times the increase of € 101 m in costs. Operating expenses rose by just under 4 % to € 2,757 m, leading to a further improvement in the cost/income ratio (operating expenses/total revenues) as in previous years (most recently 57.9 % after 62.3 %).

Growth and capital efficiency

According to the principles of value-based management, which we continue to apply with top priority within UniCredit Group, the value creation which we seek (beyond the cost of capital) results from growth multiplied by capital efficiency. In the strongly expanding banking sectors in Central and Eastern Europe, growth will be achieved from the very start with a high return on equity while keeping capital requirements as low as possible. In the other business segments, which are mainly active in mature markets and in financial markets, priority is given to optimising capital employment (e.g. through portfolio management using the secondary market for loans and credit risk) and enhancing profitability.

As a result, average **risk-weighted assets** (RWA) of BA-CA in 2006 increased by over 3 % to € 79.8 bn. In the three segments of Austrian customer business, RWA were only 2 % higher than in 2005, despite the continued expansion of loans to private individuals. In the CEE business segment, average risk-weighted assets increased by 15 %; CEE now accounts for 31 % of total RWA. In this context, it should be noted that two end-of-quarter figures for HVB Splitska banka, and one end-of-quarter figure for BPH, were no longer taken into account in the calculation of average RWA. A projection of the "missing" data gives an increase of 27 % in RWA for the CEE business segment, and 7 % for the bank as a whole. The planned expansion of the perimeter of BA-CA's activities to include large high-growth markets will result in substantial growth of risk-weighted assets.

As in previous years, the **return on equity** (ROE after tax) increased in 2006. The ROE after tax for BA-CA in 2006 was 39.5 %; adjusted for one-off effects in 2006 and 2005, it reached 15.8 %, after 13.5 % in 2005. While Austrian customer business became more profitable overall, the Retail segment newly formed in 2006 showed a negative ROE before tax (minus 10.1 %) and did not earn the cost of capital even on an adjusted basis (plus 5.6 %). Given the loss of income in the second half of the year in connection with the above-mentioned deconsolidation, the ROE before tax in the CEE business segment was 18.0 %; on a like-for-like perimeter basis, it would be over 20 %. (According to the Group standard, ROE figures do not relate to the standardised capital based on RWA but to average equity capital actually employed).

Return on equity

	2006	2005	2006	2005
BANK AS A WHOLE	AS REPORTED		*WITHOUT ONE-OFF EFFECTS*	
ROE after tax	39.5 %	14.3 %	15.8 %	13.5 %
ROE before tax	39.6 %	17.9 %	19.7 %	17.2 %
Austrian customer business	11.8 %	11,5 %	18.4 %	12.9 %
CEE	18.0 %	21.3 %	18.7 %	18.3 %
MIB	66.4 %	62.7 %	76.2 %	64.6 %

Substantial equity capital provides basis for further expansion

Bank Austria Creditanstalt's IFRS equity capital (including minority interests) increased by € 2.6 bn or 35 % to € 10.1 bn as a result of the allocation of the large consolidated profit to retained earnings. Since September 2003, immediately after the initial public offering of BA-CA shares, the bank's equity capital base has thus increased by € 4.0 bn or almost two-thirds.

The Tier 1 capital ratio was 11.62 % of the assessment basis (banking book as defined in the Austrian Banking Act) and the total capital ratio is 14.73 %. This means that BA-CA is well-positioned to pursue organic growth in its core markets and to support expansion in its promising markets in Central and Eastern Europe.

Revenue growth and slow cost increase: operating profit up by 25%.

Items in the income statement for 2006

Net interest income rose by € 121 m or 5% to € 2,681 m. The figure includes dividend income, which was € 54 m lower than in 2005 (mainly because of the first-time consolidation of CA IB International Markets, CA IB Polska and CA IB Corporate Finance) and thus dampened growth. Net interest (excluding dividend income and income from investments in companies valued at equity) increased by € 165 m or over 7%. Almost all of this increase was due to positive developments in CEE, where good margins are still achieved on interest-bearing business; net interest in CEE grew by 13% or € 116 m to € 1,033 m (42% of the total figure for the bank). In Austrian customer business, net interest (€ 1,387 m) was 2% higher than in the previous year. This reflects dynamic developments as the rising level of interest rates and the concurrent flattening of the yield curve had asymmetric effects on business on the assets side and the liabilities side – a pattern that is typical of the current phase of the interest rate cycle: although loans in some sub-segments grew significantly and overall lending volume was maintained, the squeeze on margins had an adverse impact. On the deposits side, stronger volume growth coincided with a slight improvement in margins.

Net fee and commission income (€ 1,667 m) rose by € 210 m (+14%), making the strongest contribution in absolute terms to revenue growth. All business segments recorded growth in this area: net commission income in the Austrian customer business increased by € 128 m (+14%) to over € 1 bn, accounting for 62% of the total figure for the bank. Growth was mainly supported by the increase in commission income from securities and custody business; commissions from services (including, as in previous years, sales of derivatives to customers) also continued to develop favourably. In the MIB Division, buoyant customer business in the primary and secondary markets

Income statement

€ M	2006	2005	CHANGE	
Net interest	2,456	2,291	165	7%
Dividend income	130	183	–54	–29%
Income from investments in companies valued at equity	96	86	10	11%
Net interest income	**2,681**	**2,560**	**121**	**5%**
Net fee and commission income	1,667	1,457	210	14%
Net trading income	348	264	84	32%
Net other operating income/expenses	66	–16	82	>100%
Net non-interest income	**2,081**	**1,706**	**375**	**22%**
TOTAL REVENUES	**4,762**	**4,266**	**496**	**12%**
Staff expenses	–1,606	–1,519	–88	6%
Other administrative expenses	–903	–865	–38	4%
Amortisation, depreciation and impairment losses on intangible and tangible assets	–248	–273	25	–9%
Operating expenses	**–2,757**	**–2,656**	**–101**	**4%**
OPERATING PROFIT	**2,005**	**1,610**	**395**	**25%**
Provisions for risks and charges	–111	–11	–101	>100%
Goodwill impairment	–8	–4	–4	97%
Net writedowns of loans and provisions for guarantees and commitments	–679	–491	–188	38%
Net income from investments	2,313	305	2,009	>100%
Integration costs	–248	–108	–140	>100%
PROFIT BEFORE TAX	**3,272**	**1,301**	**1,971**	**>100%**
Income tax	–140	–226	86	–38%
NET PROFIT	**3,132**	**1,075**	**2,057**	**>100%**
Minority interests	–111	–111	0	0%
CONSOLIDATED PROFIT	**3,022**	**964**	**2,058**	**>100%**

Management Report continued

Numerous restructuring measures in connection with integration in UniCredit Group. Credit risk standards refined.

generated strongly growing commission income. Net fee and commission income in the CEE business segment rose at the average rate for the bank (+13 %).

Net trading income exceeded the already excellent figure for the previous year by almost one-third (32 %), rising by € 84 m to € 348 m. This is all the more remarkable as financial markets suffered a serious setback from mid-May to mid-June which hit emerging markets particularly hard. In each of the past six years, trading profit exceeded € 220 m and it has thus become a stable revenue component.

Net non-interest income increased by 22 % to over € 2 bn in 2006 (€ 2,081 m); expressed as a percentage of total revenues, net non-interest income has thus grown by 10 percentage points to 44 % over the past five years.

Rising proportion of net non-interest income

	2006	2005	2004	2003	2002
Total revenues in € m	4,762	4,266	3,822	3,548	3,612
of which:					
net non-interest income	*44 %*	*40 %*	*36 %*	*39 %*	*36 %*

Operating expenses (€ 2,757 m) grew by 4 %, a much lower rate than revenue growth, and thus remained under control. Within the total figure, staff expenses (€ 1,606 m) rose by € 88 m or 6 %, mainly in CEE and – as a result of changes in the group of consolidated companies – in Markets & Investment Banking (MIB), while staff expenses in the Austrian customer business remained unchanged. In the three Austrian customer business segments, BA-CA reduced operating expenses by 9 %. While staff costs remained unchanged, other administrative expenses declined especially in the Retail segment, reflecting the transfer of settlement and administrative functions to Administration Services GmbH (AS) and the related process and cost optimisation. The "SME plus" restructuring programme also showed the expected positive effects. Moreover, as part of the introduction of the new divisional structure, the business segments assumed various central governance functions, which resulted in a decrease in other administrative expenses. In the middle of 2006, we changed overhead cost allocation, from a system based on profit before tax to a system using direct and indirect costs as a calculation basis. Operating expenses in the CEE business segment increased by 11 %.

In 2006, the cost/income ratio of BA-CA was 57.9 %, significantly below the 60 % mark. This compares with 62.3 % in the previous year and almost 70 % three years ago. Most recently, the cost/income ratio for Austrian customer business was 60.5 %; in the Retail segment it stood at 76.2 %, far above average. The CEE business segment showed a cost/income ratio of 53.3 %, more or less unchanged compared with the previous year and still considerably lower than for the bank as a whole.

Net writedowns of loans increased by € 188 m to € 679 m in 2006. This item includes additions of € 278 m to loan loss provisions which were already explained in connection with higher provisioning based on refined risk standards for retail loans. Excluding this adjustment, which is classified as a one-off effect, the current underlying development shows that the provisioning charge for 2006 was € 401 m, € 20 m or 5 % below the adjusted figure for the previous year.

In the Austrian customer business, contributions to this trend came mainly from the Corporates Division, i.e. business with large companies. This partly reflects structural improvements in corporate balance sheets in previous years; moreover, in 2006, several restructurings were successfully completed and related provisions were released. The risk/earnings ratio for the Corporates Division was 18.9 %; adjusted for the IBNR effect, 8.7 %. The risk situation in the Retail Division remained strained as insolvencies of private individuals have been increasing and also because, under the new segment definitions, the Retail segment now includes small and medium-sized businesses, a customer group whose risk status is still unsatisfactory. In 2006, the risk/earnings ratio in the Retail Division was 54 %; adjusted for the one-off increase in provisions, the figure would have been close to 30 %.

Net writedowns of loans at Bank Austria Creditanstalt



in % of RWA
€ m
1.2%
0.8%
0.4%
600
500
400
300
200
100
2000
2001
2002
2003
2004
2005
2006
One-off expenses for the adjustment of writedowns of loans based on refined measuring methods

Net writedowns of loans at BA-CA Group
One-off effects in 2006: € 278 m, in 2005: € 70 m.
In € m and as a percentage of average risk-weighted assets (RWA).

Consolidated profit: € 3 bn. ROE after tax: 15.8% (adjusted for one-off effects).

As a result of the IBNR effect, net writedowns of loans in the CEE business segment rose by 22% to € 141 m. The risk/earnings ratio was 13.4% (adjusted: 11.0%), below the BA-CA average. At BA-CA as a whole, the risk/earnings ratio was 25.3%, or 14.9% on an adjusted basis.

Provisions for risks and charges and integration costs: Provisions for risks and charges made in 2006 totalled € 111 m (2005: € 11 m), with pending legal risks associated with business transactions in previous years accounting for most of this figure. Integration costs were € 248 m (2005: € 108 m), comprising current integration costs (€ 17 m) and the restructuring provisions of € 231 m referred to above, of which € 201 m relates to projects for enhancing profitability in the Austrian business and the remaining part relates to the spin-off of MIB activities to a wholly-owned subsidiary of BA-CA AG.

Net income from investments amounted to € 2,313 m; after deduction of capital gains totalling € 2,267 m, the figure was € 46 m; in 2005 the total amount reached € 305 m and the adjusted figure, after deduction of capital gains (€ 253 m) in 2005, was € 52 m.

After deduction of income tax and minority interest, the **consolidated profit** for 2006 was € 3,022 m (2005: € 964 m); the adjusted figure was € 1,119 m, after € 914 m in the previous year. The key ratios given in the table below are based on average equity without minority interest and without IAS 39 reserves. They demonstrate Bank Austria Creditanstalt's upward trend over the past five years, also if the figures are adjusted for one-off effects.

	2006	2005	2004	2003	2002
Consolidated profit	1,119	914	609	442	309
Earnings per share, €	7.61	6.22	4.14	3.40	2.71
ROE after tax*)	15.8%	13.5%	12.4%	10.1%	8.4%

*) Consolidated profit as a percentage of average equity without minority interest; 2002 to 2004: before goodwill to take account of the effect of goodwill amortisation being replaced by impairment losses. 2006 adjusted for one-off effects of € 1,903 m after tax. 2005 adjusted for one-off effects of € 52 m after tax.

Proposal for the appropriation of profit: The amount of the profit available for distribution is determined on the basis of the separate financial statements of Bank Austria Creditanstalt AG, the parent company. The profit shown in Bank Austria Creditanstalt AG's separate financial statements for the financial year beginning on 1 January 2006 and ending on 31 December 2006 amounted to € 855.6 m. The amount of € 266.0 m was allocated to reserves and the profit brought forward from the previous year was € 0.8 m. Thus the profit available for distribution was € 590.4 m. The Management Board proposes at the Annual General Meeting that a dividend of € 4.00 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. As the number of shares is 147,031,740, the total amount of the proposed dividend is € 588.1 m. Furthermore, the Management Board proposes that the remaining amount of € 2.3 m be carried forward to new account.


Dividend and earnings per share
Dividend payout and payout ratio
2.71
3.40
4.14
6.22
7.61
1)
38%
34%
36%
40%
53%
2002 2003 2004 2005 2006
2002 2003 2004 2005 2006
Earnings per share 2) (in €)
Dividend per share (in €)
Dividend payout (in € m)
Payout ratio 3)

1) Proposed
2) Consolidated profit divided by average number of shares outstanding in the year, in € (2005 and 2006 adjusted for one-off effects)
3) Dividend payout in % of consolidated profit (2005 and 2006 adjusted for one-off effects)

Exchange rate effects: The translation of items in the local financial statements of our subsidiaries results in exchange rate effects to be taken into account in interpreting the income statement. The income statement items are translated at annual average exchange rates based on ECB fixings. Exchange rate movements partly offset each other in 2006, and the effects on income and expense items largely offset each other at the level of results. On balance, the negative exchange rate effect at the level of profit before tax including hedging costs was only € 6 m.

Adjustment of business segments to divisional structure of UniCredit Group

The reallocation of customer segments and product competencies proceeds along four lines (see figures in the chart):

(1) At the beginning of 2005 we set up the SMEs Austria business segment to enhance profitability in this "problem area" of Austria-based business. The related "SME plus" programme has been completed successfully. The SMEs Austria segment has been divided up between the Retail Division and the Corporates Division. This has been done to establish a uniform structure within UniCredit Group and also because a number of SME customers, more specifically small business customers, can best be served through an "industrial" approach which takes account of the large number of low-volume transactions and standard requirements in day-to-day business. On the other hand, a growing number of medium-sized companies now uses products and services which were previously developed and reserved for large corporates. The criteria for serving customers in the Corporates Division are an annual turnover of at least € 3 m or international business of a significant size – i.e. Cross Border Client Group (CBCG) customers – or the use of trade finance or corporate finance products or financial derivatives. According to these criteria, some 17,000 customers with a total financing volume of € 18 bn and investments (including securities) totalling € 27 bn which were previously included in the SMEs Austria segment – and accounted for over two-thirds of that segment's total revenues – were allocated to the Corporates Division. The remaining 70,000 customers with a total business volume of over € 4 bn on the assets side and almost € 4.5 bn on the liabilities side, but accounting for only one-third of total revenues, have been transferred to the Retail Division.

(2) In line with the definition of UniCredit's Private Banking & Asset Management (PB&AM) Division, Capital Invest – now Pioneer Investments Austria – and AMG as well as the profitable top customer segment comprising high net worth individuals (served by BANK*PRIVAT* and Schoellerbank) have been transferred from the Retail Division to PB&AM. PB&AM covers both asset gathering (with a focus on customer service) and asset management activities (with a focus on production).

There is no change in the total volume of Austrian customer business (the three old segments as compared with the three new segments), but the new segmentation leads to a loss recorded in the Retail Division; this means that there is a need for more intensive restructuring efforts.

(3) With the bundling of competencies in the areas of trading in financial markets and of investment banking in a wider sense, CA IB Corporate Finance and other product responsibilities of large-volume investment banking were transferred from the Corporates Division (previously Large Corporates & Real Estate) to the new Markets & Investment Banking Division (MIB) with effect from the beginning of 2007. This applies to capital market-related structured finance, syndication activities and (with the transfer of CA IB Corporate Finance) business in equity capital markets, M&A advisory services and merchant banking.

(4) The strongest impact on the income statement, and on BA-CA's role within UniCredit Group, results from Group-internal transfers as BA-CA assumes the holding company function for CEE (including Turkey and Russia, but without Poland and Ukraine). Pursuant to the shareholders' agreement of March 2006, and in response to unforeseeable developments which occurred after that date, HVB Splitska banka and Bank BPH were sold in 2006. In the course of 2007, the CEE banking subsidiaries of HVB and UniCredit will be transferred to BA-CA.


Previous business segments
Private Customers Austria
SMEs Austria
Large Corporates & Real Estate
International Markets
UniCredit HVB
New structure of segments
Retail
PB&AM
Corporates
MIB

Retail Division:
Customer-focused market segmentation, needs-oriented product range and cost management starting to have a positive impact.

Development of Bank Austria Creditanstalt's Business Segments

Retail Division

€ M	2006	2005	CHANGE		ADJUSTED
Net interest income	768	772	−3	0 %	0 %
Net non-interest income	514	482	32	7 %	7 %
Total revenues	1,283	1,254	29	2 %	2 %
Operating expenses	−978	−1,147	170	−15 %	−15 %
Operating profit	305	107	198	>100 %	>100 %
Net writedowns of loans	−414	−302	−112	37 %	−2 %
Net income from investments	6	−1	7	n.m.	n.m.
Integration costs	−1	−90	89	−99 %	n.m.
Loss before tax	**−119**	**−283**	**164**	**−58 %**	**−156 %**
... share of BA-CA total	*−4 %*	*−22 %*			*4 %*
Equity – share of total	*14 %*	*16 %*			*14 %*
ROE before tax	−10.1 %	−24.2 %			5.6 %
Cost/income ratio	76.2 %	91.5 %			76.2 %
Risk/earnings ratio	53.9 %	39.1 %			29.7 %

One-off effects in 2006: net writedowns of loans: – € 186 m; in 2005: other administrative expenses: – € 3 m, net writedowns of loans: – € 70 m, integration costs (restructuring provision): – € 92 m.

The new segmentation of Austrian customer business in line with the divisional structure of UniCredit Group no longer reflects the traditional distinction between private customers and corporate customers but is based on specific customer needs. In 2006 we combined those sub-segments within the new Retail Division which are characterised by large numbers of low-volume transactions and can therefore be served through a similar cost-efficient approach, using a product range that is geared to the needs of customers at different stages in their lives. Therefore we transferred the high-net-worth segment of private customers, to which the bank applies a different service approach, and the asset management product competence to the Private Banking & Asset Management (PB&AM) Division. Business with private customers was combined with the business customer sub-segment, which has so far shown below-average profitability and was previously included in the SMEs Austria segment. SMEs Austria had been created with a view to restoring business with this customer group to profitability.

The new segment presentation shows an inacceptably high cost intensity of the Retail business segment, especially for the 2005 base year (over 90 %). Moreover, given the large proportion of lending business in the newly added lower SME sub-segment, the risk/earnings ratio was far above average (about 30 %, adjusted for one-off effects). These were the main factors responsible for the large loss. We are currently implementing a comprehensive package of measures, for which we made restructuring provisions in 2005 and 2006, in order to eliminate this structural weakness in profitability with our new business model. In 2006, we made significant progress in this respect.

The **income statement for 2006** therefore reflects substantial provisions while also showing distinct improvements in operating performance – a sign that the measures that have been taken are effective.

In 2006, despite the difficult competitive environment, **total revenues** from current business increased slightly compared with the previous year (by 2 %) to € 1,283 m, accounting for 27 % of the bank's total revenues.

Net interest income (€ 768 m) matched the previous year's level. However, this reflects significant changes which partly offset each other: in lending business, annual average volume increased by 7 % as a result of successful advertising campaigns; growth in the private customers sub-segment was 8 %, while loans to business customers rose by only 1 %. Overdraft loans and short-term commercial loans declined, while medium-term and long-term loans expanded strongly, especially in the area of residential construction finance (+11 %). Average risk-weighted assets (RWA) in the Retail business segment rose by 2 %. Significantly higher market interest rates, and thus funding costs, led to stronger pressure on margins as the year progressed. As credit margins recently fell to the lowest level for many years, the revenue contribution from lending business declined. This effect was more than offset by business on the liabilities side. Average volumes of savings deposits and especially time deposits grew strongly across all customer segments; despite rising customer interest rates, margins on deposits business developed favourably, supported by factors related to the interest rate cycle.

Net fee and commission income made a substantial contribution to profits, rising by € 56 m or 12 % to € 535 m. Securities business accounted for a large part of the increase. This reflects primarily the successful placement of our structured investment products, which meet specific customer needs, and cross-selling initiatives launched in the business customer sub-segment. Fee income from account maintenance for private customers improved slightly. Within the range of services for business customers, the focus on electronic banking services, lively international business and the market success of derivatives – also in this low-volume sub-segment – resulted in a favourable trend.

Management Report continued

PB&AM: Asset Gathering – targeted services for top customers. Asset Management providing the right products at the right time.

Operating expenses in the Retail Division were reduced by € 170 m or 15 % compared with the previous year; at € 978 m, they still accounted for 35 % of the total figure for the bank, while the share of revenues was 27 %. The cost/income ratio, though falling sharply from 91.5 % in 2005 to 76.2 % in 2006, is still too high, as can be seen from a comparison within UniCredit Group. The cost reduction demonstrates, however, that we are moving in the right direction. Contributions to this favourable development came from the spin-off of settlement and back-office activities to Administration Services, which enhanced efficiency in this area, and from cost/performance transparency and improvements in process efficiency in past years. As a result, non-staff expenses declined (not only in the Retail business segment but also in the bank as a whole).

As revenues remained stable, **operating profit** started to improve mainly on the cost side: at € 305 m for 2006, it was significantly higher than in 2005 (€ 107 m).

In the income statement items between operating profit and the loss before tax, the addition to loan loss provisions explained above in connection with improvements in credit risk management methodologies was a major factor; the additional charge in the Retail business segment was € 186 m. In 2006, net writedowns of loans totalled € 414 m; the comparative figure for 2005 was € 302 m, which also included a one-off effect of € 70 m. Adjusted for one-effects resulting from the switch to the new provisioning principle and the introduction of higher risk standards, net writedowns of loans declined slightly, by 2 % to € 228 m. The adjusted figure for net writedowns of loans still absorbs almost 30 % of net interest income. In 2006, the Retail Division recorded a **loss before tax** of € 119 m, compared with a loss before tax of € 283 m in the previous year. The 2005 figure also reflects the allocation of € 92 m to restructuring provisions (shown in the item Integration costs), which were attributable to the Retail business segment. Restructuring provisions made in 2006 relate to the adjustment of staffing levels and are therefore included in the figures for the Corporate Center. Adjusted for one-off effects in 2006 and 2005, the Retail Division achieved a profit before tax of € 67 m, after a loss before tax of € 118 m in 2005.

Outlook: In the current year we are working to further differentiate our service approach to customer groups with different needs and adjust it to the requested level of service intensity. Another focus of sales activities is on cross selling, especially in the business customer sub-segment. These efforts are supported by the product policy, with a standardised and/or discretionary approach to lending and investment business in response to customers' specific needs. We are also reviewing our internal processes, in close cooperation with Group Banking Services, on an end-to-end basis covering the whole range of payment transactions to the entire credit process chain. One of the results of this work is the introduction of automated monitoring systems. Last but not least, we will adjust our incentives and compensation system to give more weight to performance. Overall, our objective is to achieve a significant and sustainable improvement in results to restore the Retail Division to profitability through revenue growth and strict cost management.

Private Banking & Asset Management (PB&AM)

€ M	2006	2005	CHANGE		ADJUSTED
Net interest income	14	14	1	6 %	6 %
Net non-interest income	156	125	31	25 %	25 %
Total revenues	171	138	32	23 %	23 %
Operating expenses	–105	–90	–15	16 %	16 %
Operating profit	66	48	18	36 %	36 %
Net writedowns of loans	1	2	–1	–65 %	–65 %
Net income from investments	–1	15	–16	n.m.	n.m.
Integration costs	–1	–2	1	–25 %	n.m.
Profit before tax	**63**	**64**	**–1**	**–1 %**	**12 %**
... share of BA-CA total	*2 %*	*5 %*			*4 %*
Equity – share of total	*2 %*	*2 %*			*2 %*
ROE before tax	36.5 %	40.8 %			36.5 %
Cost/income ratio	61.6 %	65.3 %			61.6 %
Risk/earnings ratio	–3.9 %	–11.9 %			–3.9 %

One-off effects in 2005: net income from investments: + € 9 m (capital gain on sale of Schoellerbank's Investkredit shares), integration costs: – € 2 m.

The Private Banking & Asset Management (PB&AM) Division was set up by combining the relevant operations previously included in Private Customers Austria into a separate business segment. The PB&AM Division is organised along the same lines as UniCredit's PB&AM Division and comprises two areas:

- **Asset Gathering** focuses on developing the segment of up-market private customers (high net worth individuals, foundations, etc.). The up-market segment is covered by Schoellerbank, an independent private bank, and by BANK*PRIVAT*, which operates under its own independent brand name and primarily serves the top segment of the market comprising customers recommended by BA-CA. Still fully integrated in private customer sales operations in 2005, BANK*PRIVAT* was not yet maintained as a profit centre. This step was taken in

2006, which is why a year-on-year comparison of income statement data is distorted. The complete transfer of the defined customer cluster from the Retail Division – i.e., high net worth individuals with investments exceeding € 1 m and private foundations – started in September 2006. The transfer from the Retail Division is taking place as part of the "Fit for TopClients" project. It is supported by a BA-CA sales contest and significantly enhances the profile of these specialist services. In this context, Asset Management GmbH (AMG) has important product competence, primarily in the area of asset management in the widest sense, the creation of structured products, and brokerage activities for investors. AMG is also a service provider for other BA-CA divisions (sales support and information, product management including tax aspects and launch of specialised products) and performs an important complementary function.

● Capital Invest was renamed Pioneer Investments Austria (PIA) in November 2006. PIA is responsible for **Asset Management** business, embedded within the Pioneer Group which is active on a worldwide basis. The company remains an independent mutual fund company under Austrian law and will use its core competencies to serve local needs. As one of five local investment centres of the Pioneer Group, Pioneer Investments Austria can now use its particular expertise in the area of equity and bond funds focusing on Austria and CEE on a larger scale while benefiting from the expertise available through a global network in 22 countries with about € 250 bn in assets under management. In 2006, the fund volume managed by Pioneer Investments Austria (including advice mandates) grew by about 10 % – well above the market figure – to € 26.5 bn. Large and institutional investors served from Vienna account for a little over one half of the fund volume.

After an excellent first quarter in 2006, business developments were characterised by a sharp correction on financial markets in May/June. This had a pronounced impact on the preferences shown by private investors, who were again just starting to opt for equities and higher risk investments including commodities and gold. Nevertheless, in this environment, PB&AM was very successful with the sale of its guarantee products: the recent new issues increased the outstanding volume of PIA's guarantee funds (with a 100 % capital guarantee and an 80 % peak value guarantee) to € 2.5 bn. This makes Pioneer Investments Austria market leader in guarantee funds in Austria by a wide margin.

In 2006, **total revenues** – reflected primarily in net fee and commission income – rose by 23 % to € 171 m; all business areas contributed to this result.

Operating profit for 2006 was 36 % up on 2005 although PB&AM incurred costs which resulted from various restructuring measures – including customer transfer to Private Banking and rebranding in Asset Management – and increased PB&AM's operating expenses in its first business year. It should be noted that BANK*PRIVAT* operated as a cost centre in 2005 and was transformed into a profit centre in 2006; without this effect, costs would have increased by 2 %, instead of 16 %.

After **net income from investments** of € 15 m in 2005, which included a capital gain of € 9 m from the sale of Schoellerbank's Investkredit shares, the figure for 2006 was a net loss of € 1 m. The capital gain of € 38 m from the sale of PIA's equity investments in the subsidiaries in Hungary and Croatia to Pioneer Investments was recorded in the Corporate Center. Therefore, although operating profit rose strongly, **profit before tax** of PB&AM came to € 63 m, matching the previous year's figure (€ 64 m). Adjusted for one-off effects, profit before tax was € 7 m or 12 % up on 2005.

Net inflows of funds to Pioneer Investments Austria (PIA)
Purchases less sales less redemptions


€ m
2,500
2,000
1,500
1,000
500
395
128
706
137
1,662
334
2,500
780
1,900
1,090
2002
2003
2004
2005
2006
Net inflows in the year
of which guarantee funds

Outlook: We will continue to pursue our successful products and new issue policy in 2007 with our innovative guarantee fund and guarantee bond products, especially as these are currently the preferred investment products. For investors looking for a higher return than money market investments through a flexible approach to changing market conditions, without necessarily having to invest their funds directly, we are in the process of launching a new product called FokusInvest. This is a standardised asset management product which is new in Austria, and is characterised by a number of risk options and a low initial investment. The advisory services offered to

Corporates: trend from loan to capital markets reduces dependence on business cycle. Implementation of network advantages.

customers are complemented by the computer-assisted AnlageCheck (investment check), developed by AMG to identify the customer's investment objectives and risk appetite. The division is looking to expand the products and services offered to customers in 2007 through close cooperation with other Pioneer Group companies and via the international private banking network. This should further improve the division's image and competence, with a positive impact on the income statement if the investment climate is favourable in 2007.

Corporates Division

€ M	2006	2005	CHANGE		ADJUSTED
Net interest income	653	663	–10	–1 %	–1 %
Net non-interest income	406	343	63	18 %	18 %
Total revenues	1,059	1,006	54	5 %	5 %
Operating expenses	–436	–432	–4	1 %	3 %
Operating profit	623	573	50	9 %	7 %
Net writedowns of loans	–124	–86	–37	43 %	–35 %
Net income from investments	7	158	–151	–95 %	–81 %
Integration costs	0	0	n.m.	n.m.	n.m.
Profit before tax	**507**	**642**	**–135**	**–21 %**	**8 %**
... share of BA-CA total	*16 %*	*49 %*			*38 %*
Equity – share of total	*30 %*	*32 %*			*30 %*
ROE before tax	20.5 %	27.5 %			23.3 %
Cost/income ratio	41.2 %	43.0 %			41.2 %
Risk/earnings ratio	18.9 %	13.0 %			8.7 %

One-off effects in 2006: net writedowns of loans: – € 67 m, integration costs: – € 0.4 m; in 2005: other administrative expenses: – € 8 m, net income from investments: + € 120 m (capital gain on sale of Investkredit shares), integration costs: – € 4 m.

The Corporates Division comprises the previous Large Corporates and Real Estate Division and those customers from the former SMEs Austria business segment whose annual turnover is over € 3 m or which meet certain criteria regarding international activity and/or use corporate finance and risk management products. The business segment is geared to meet the needs of large and medium-sized companies, many of them operating internationally, with differentiated service approaches being used for companies of different sizes.

The newly defined Corporates Division achieved a good **operating performance** in 2006. The economic environment was characterised by dynamic exports and stronger investment activity in the business sector both with regard to strategic investments and to increasing capacity expansion. Companies benefited from ample liquidity, and the risk environment was more favourable when compared with previous years. In this scenario the Corporates Division brought out its strengths to its best advantage in international business, medium to long-term financing activities using capital market instruments and structuring expertise, new issue business, M&A, advisory services and derivatives for commercial risk management.

Total revenues increased by 5 % to € 1,059 m. All areas and subsidiaries of the Corporates Division contributed to this performance: current business with corporate customers, leasing activities and real estate financing, and the M&A business of CA IB Corporate Finance, a company consolidated for the first time in 2006.

The decline in **net interest income** was due to lower dividend income and income from companies accounted for under the equity method, reflecting the reduction of investments in associated companies over the past years: **net interest** in a narrower sense (excluding the above income components) rose by 5 % in 2006. Given the structural changes which have occurred in the corporate finance sector, the favourable economic environment no longer stimulates credit demand to any significant degree. As the business sector enjoyed a strong liquidity position, working capital finance declined and in some cases early repayments were made. While this trend was more than offset by rising volumes of capital investment finance, margins fell to new lows, weighed down by the strong competition prevailing in Austria and by the fact that the yield curve flattened in the second half of the year. A favourable effect counterbalancing this development in lending business in 2006 was the larger volume of new corporate deposits (especially time deposits) at better margins.

Revenue growth in 2006 was mainly driven by **net fee and commission income**, which rose by 23 % to € 374 m. CA IB Corporate Finance, which was included in the scope of consolidation for the first time and generated particularly high net fee and commission income from numerous large-volume deals in 2006, made an important contribution to the increase. Net fees and commissions rose strongly also in other sectors, including trade finance services, leasing activities and derivatives used by companies for interest rate / exchange rate / liquidity risk management, an area in which BA-CA is the undisputed market leader.

Costs remained under control in 2006: operating expenses were only 1 % higher than in 2005; without the consolidation of CA IB Corporate Finance, operating expenses would have been down by 6 %. The cost/income ratio was thus reduced from 43.0 % in the previous year to 41.2 % or – excluding CA IB Corporate Finance – to below 40 %.

MIB: profit contribution again rising strongly thanks to diversified trading activities.

On the basis of the one-off effects – repeatedly referred to in this report – resulting from methodological adjustments and the application of higher risk standards, **net writedowns of loans** rose from € 86 m in 2005 to € 124 m in 2006, also because some 17,000 companies were transferred from the former SMEs Austria to the Corporates business segment. Adjusted for one-off effects (€ 50 m relating to IBNR losses and € 17 m in connection with provisioning for rating category 8–), current writedowns of loans declined by 35 % to € 57 m. There are two main reasons for this decrease: over the past years, companies have steadily improved the structure of their balance sheets; and our efforts to reduce large-volume exposures through active credit portfolio management via the secondary market and through activities in the credit risk market have been successful, without adversely affecting customer relationships. Based on adjusted figures, the risk/earnings ratio in 2006 was below 10 % (more precisely, 8.7 % compared with 13.0 % in 2005).

The comparison of net income from investments in 2006 with the previous year's figure is equally distorted by a one-off effect: the 2005 figure included a capital gain on the sale of Investkredit shares (€ 121 m). For this reason, net income from investments in 2006 (€ 7 m) was lower by € 151 m (or by € 31 m, on an adjusted basis) and **profit before tax** (€ 507 m) was 21 % lower than in the previous year despite a higher operating profit. Without one-off effects in 2006 and 2005, profit before tax rose by € 41 m or 8 %, which means that the Corporates Division accounted for almost two-fifths (38 %) of BA-CA's profit before tax on an adjusted basis; this translates into an ROE before tax of 23.3 % after 22.9 % (not adjusted: 20.5 % after 27.5 %).

Outlook: With the redefined business segment we created the basis in 2006 for close international cooperation in the UniCredit Corporate Division. The advantages of a cross-regional network of regionally operating divisions with the same structure are obvious, especially in corporate banking. The new structure enables us to use network advantages, mainly through our Cross Border Client Group (CBCG) approach, and economies of scale. This covers the whole range of products and services: trade finance and cash management; special financing activities such as leasing transactions, which are a cross-regional product line; commercial real estate financing; and corporate finance and M&A. In Austrian customer business, we aim to outgrow the market in 2007. Based on the new customer segmentation, we can meet customers' specific needs more precisely (with an approach ranging from "high touch" to "high tech"). We will pursue further expansion in Public Sector business at an above-average level of profitability. And we will also continue our efforts to keep on-balance sheet business volume and allocated capital as low as possible through risk-adjusted pricing in the lending business and by using capital-strengthening products and advisory services.

Markets & Investment Banking (MIB)

€ M	2006	2005	CHANGE		ADJUSTED
Net interest income	124	150	–25	–17 %	–17 %
Net non-interest income	277	125	153	122 %	>100 %
Total revenues	402	274	127	46 %	46 %
Operating expenses	–167	–99	–68	68 %	74 %
Operating profit	235	175	60	34 %	31 %
Net writedowns of loans	1	10	–9	–86 %	–86 %
Net income from investments	7	19	–12	–61 %	–61 %
Integration costs	–31	0	–31	n.m.	n.m.
Profit before tax	**207**	**206**	**1**	**1 %**	**12 %**
... share of BA-CA total	*6 %*	*16 %*			*16 %*
Equity – share of total	*4 %*	*5 %*			*4 %*
ROE before tax	66.4 %	62.7 %			76.2 %
Cost/income ratio	41.6 %	36.2 %			41.6 %
Risk/earnings ratio	–1.2 %	–6.9 %			–1.2 %

One-off effects in 2006: integration costs: – € 30 m; in 2005: other administrative expenses: – € 4 m, integration costs: – € 3 m.

Markets & Investment Banking (MIB) is fully integrated, via a virtual management structure, in UniCredit Group's Markets & Investment Banking Division, which combines trading and sales activities and structured products across all asset classes in international financial markets, as well as investment banking operations. UniCredit's MIB Division operates on the basis of global product responsibilities, focusing on the markets of Germany, Austria, Italy and CEE (including the Polish market); Turkey and Russia are those countries where the strongest growth is to be achieved in the future. MIB maintains trading units in the world's major financial centres, including London, New York, Tokyo, Hong Kong and Singapore.

For BA-CA's Markets & Investment Banking Division, which emerged from the former International Markets (INM) business segment, 2006 was another record year. **Total revenues** increased by 46 % to € 401.6 m. Having generated record revenues in the first quarter of 2006, our broadly diversified teams continued to achieve good revenues in the remaining part of the year, despite the serious market setback in May/June.

Management Report continued

Contributions to the strong overall performance came from both customer business and trading in all product areas. Quite generally, our focus on customer business in the past years, together with the closely related structuring units which provide innovative solutions for interest-rate and currency risk management, has created a strong basis for good revenue growth. Numerous bond issues in Austria and in CEE increased our market share significantly. Financial Engineering contributed to profits by expanding its interest rate derivatives business and structuring several retail funds. CA IB subsidiaries were involved in major transactions and confirmed their expertise in connection with capital increases for real estate companies. In the equities business we were also successful with innovative structured solutions via equity derivatives. Our CEE subsidiaries, whose capital market activities are coordinated by the MIB Division from Vienna, broadened their customer base – especially through derivatives for interest-rate and currency risk management – and supported by recognised research expertise strengthened their position.

Net trading income increased by 71 % to € 201 m, core net interest rose by 4 % and net fee and commission income increased from € 40 m to € 70 m.

Steady revenue growth in Markets & Investment Banking (€ m)


400
350
300
250
200
150
100
50
0
–50
165
255
274
402
2003
2004
2005
2006
Net trading income
Net interest income
Net fee and commission income
Net other operating income/expenses
Total revenues

While CA IB International Markets and CA IB UniCredit Polska contributed to profits via dividends in 2005, their full inclusion in the consolidated income statement means that they now make a large contribution primarily to net fee and commission income, reflecting their business structure. The increase in **operating expenses** from € 99 m to € 167 m was mainly due to the consolidation effect described above. Nevertheless, the MIB Division operated with a cost/income ratio of 41.6 % (2005: 36.2 %), a low level in an international comparison of investment banks.

Profit before tax for 2006 was € 207 m, only slightly higher than in the previous year (€ 206 m) because the figure for 2006 reflects integration costs. On an adjusted basis, profit before tax improved by 12 %. The ROE before tax was 66.4 % (or 76.2 % on an adjusted basis).

Outlook: 2007 will present Markets & Investment Banking with significant challenges in an environment characterised by growing competitive pressure, and it will also bring greater opportunities in global markets. With the acquisition of Aton, a Russian broker, which is to be completed in the first half of 2007, UniCredit MIB aims to become a leading market participant in the Russian capital market in cooperation with International Moscow Bank. With the introduction of the new divisional structure of BA-CA, and with effect from the beginning of 2007, MIB's product competencies were extended to include structured finance and syndication business as well as equity capital market activities, M&A advisory services and merchant banking. There are also plans for closer integration of those areas within BA-CA which are part of the MIB Division, together with the related subsidiaries. The objective of this move is to establish a clear governance structure within UniCredit's MIB Division and to create a uniform market presence as one of the leading European investment banks. The strong position in selling and structuring products across all asset classes and in investment banking in Austria and Central and Eastern Europe as well as technical expertise in developing innovative solutions for customers provide the basis for further growth of the Markets & Investment Banking Division.

**CEE: continued growth of volume and revenues.
Costs and credit risk remain under control.
Local integration projects and assumption of sub-holding company function being implemented.**

Central Eastern Europe (CEE)

€ M	2006	2005	CHANGE		ADJUSTED
Net interest income	1,048	932	115	12%	12%
Net non-interest income	677	628	49	8%	8%
Total revenues	1,725	1,560	165	11%	10%
Operating expenses	–917	–828	–90	11%	12%
Operating profit	808	733	75	10%	9%
Net writedowns of loans	–141	–116	–25	22%	0%
Net income from investments	5	126	–121	–96%	92%
Integration costs	–12	–7	–4	60%	n.m.
Profit before tax	**655**	**741**	**–86**	**–12%**	7%
... share of BA-CA total	*20%*	*57%*			*45%*
Equity – share of total	*44%*	*48%*			*44%*
ROE before tax	18.0%	21.3%			18.7%
Cost/income ratio	53.2%	53.0%			53.2%
Risk/earnings ratio	13.4%	12.4%			11.0%

One-off effects in 2006: net writedowns of loans: – € 25 m; in 2005: net other operating income/expenses: – € 1 m, other administrative expenses: – € 9 m, net income from investments: + € 124 m (capital gain in connection with Banca Tiriac), integration costs: – € 7 m.

For the Central Eastern Europe (CEE) Division of BA-CA, 2006 was marked by continued growth of operations, integration in UniCredit Group and integration within those countries where we are merging banking subsidiaries.

First and foremost, our CEE banking subsidiaries pursued further expansion of their operating activities in 2006 across all areas, following the principle of "volume and revenue growth at stable costs and risks". We also made preparations in 2006 for assuming the holding company function for all CEE subsidiaries of UniCredit Group (except Poland and Ukraine) and we carried out the first transfers, at arm's length, of operations in this region. This had no impact on current business activities. Year-end 2006 marked the transition from the first to the second stage of this project: sales on market conditions effected in 2006 will be followed in 2007 by the transfers of the CEE subsidiaries of UniCredit and HVB. These large-volume transfers have a strong effect on the financial statements for 2006. This means that the performance of our subsidiaries is reflected more clearly at the individual bank level rather than in the CEE segment result. The sale of HVB Splitska banka to a third bank, effected to comply with merger control requirements (as reported on several occasions), was completed on 30 June 2006. The closing of the sale of Bank BPH took place at the beginning of November 2006. The capital gains on these transactions at arm's length are included in the Corporate Center's net income from investments.

Despite the disposal of previously consolidated companies, the CEE business segment's **operating profit** for 2006 rose by 10% to € 808 m. A linear projection of income statement figures for HVB Splitska banka and Bank BPH for the year as a whole gives an increase of about one-quarter (24%) in operating profit.

Total revenues in 2006 (€ 1,725 m) were up by 11% on the previous year (or 24% higher, on the basis of projected full-year figures for Splitska banka / Bank BPH). The reported increase of € 165 m was mainly driven by net interest income (up by € 115 m or 12%). This reflects the continued expansion of classic banking business – both loans and deposits – as financial intermediation in CEE advances; expansion is still proceeding at comparatively good margins, despite the convergence process. Net fee and commission income also rose at a double-digit rate (by € 69 m or 13%). Contributions to this growth came from classic banking services (payment transactions, account maintenance), electronic banking, the expanding securities business and the increasing use of derivatives in corporate business. Net trading income (€ 106 m) declined as a result of consolidation effects and especially because of the difficult market situation in Hungary. Moreover, this item in the segment's income statement also includes the costs associated with hedging transactions for annual profits. **Operating expenses** increased by 11% to € 917 m. At 53.2%, the cost/income ratio was almost unchanged, yet significantly lower than the average for the bank as a whole (57.9%).

	VOLUME: AVERAGE RISK-WEIGHTED ASSETS		PROFIT BEFORE TAX		
	€ M	SHARE	€ M	CHANGE ON 2005	*)
Poland	8,288	35%	335	4%	*25%*
Hungary	3,242	14%	92	–2%	
Czech Republic	4,460	19%	110	40%	
Slovakia	871	4%	22	3%	
Slovenia	1,063	4%	15	3%	
CEE (4 countries)	9,636	40%	238	14%	
Romania	2,123	9%	55	19%	
Bulgaria	1,123	5%	34	124%	
Bosnia and Herzegovina	613	3%	2	–52%	
Serbia	991	4%	15	164%	
Croatia	1,108	5%	27	–47%	*6%*
SEE	5,958	25%	133	9%	*30%*
Total CEE	**23,882**	**100%**	**707**	**+8%**	**23%**

*) Full-year projection for Bank BPH und HVB Splitska banka

Management Report continued

The items between operating profit and profit before tax are distorted by one-off effects. **Net writedowns of loans** (€ 141 m after € 116 m) include the amount of almost € 25 m which resulted in the CEE business segment from the application of higher risk standards based on improved methodologies in retail lending (IBNR effect). Adjusted for this effect, net writedowns of loans (€ 116 m) would have been unchanged despite the 3 % increase in risk-weighted assets. The adjusted risk/earnings ratio of 11.0 % (not adjusted: 13.4 %) demonstrates that business in CEE is still expanding with a low default rate, benefiting from risk management put in place at an early stage.

Net income from investments was € 5 m, down by € 121 m from the previous year's level, which reflected the capital gain of € 123.5 m recorded in 2005 in connection with the acquisition of Banca Tiriac via an exchange of shares. **Integration costs** in 2006 were € 11.5 m, higher than in 2005 (€ 7.2 m). Although operating profit rose by 10 % to € 808 m, **profit before tax** was € 655 m, down by 12 % on 2005. Adjusted for one-off effects in 2006 and 2005, profit before tax improved by 7 % to € 680 m. On the basis of inclusion of projected figures for the missing profit contributions from the banks which were sold, profit before tax would have improved by 22 %.

The combined profit before tax of the **subsidiaries** was € 707 m, up by 13 % (or 23 % on the basis of projected figures for Bank BPH/ HVB Splitska banka). Results in the Czech Republic improved substantially, mainly on the revenue side, reflecting the successful restructuring of retail banking business and the continued good development of business with corporate customers. The banks in Romania and in Bosnia achieved the strongest revenue growth while also recording the largest increase in costs due to integration-related expenses; in Bulgaria, strong growth of revenues fed through to profit before tax as costs rose more slowly.

Outlook: In the current year we will complete the mergers which are being prepared in the various countries and we will thereby expand our market position. Economic developments suggest a steady upward trend and continued acceleration of financial intermediation. We will use this together with our growth policy aimed at enhancing revenues while keeping capital requirements at a low level.

From BA-CA's perspective, 2007 will be marked especially by the assumption of the CEE holding company function for the CEE business segment. The significant expansion of the scope of consolidation will substantially increase business volume and earning power, more than offsetting the disposals in 2006. A pro-forma comparison for 2006 (old versus new perimeter) gives a very clear idea of the resulting boost to the bank's size: at the level of subsidiaries, average risk-weighted assets of the new group of consolidated companies will be almost 80 % higher than in the old structure, the number of employees will triple, profits (operating profit, profit before tax, net profit) will exceed the previous levels by about 50 %. Above all, prospects for the future improve with the young and large economies newly added to the perimeter of BA-CA's activities. Once the transfers of HVB's banking subsidiaries in the Baltics and in Russia, and of the UniCredit banking subsidiaries in Croatia, the Czech Republic, Slovakia, Bulgaria, Romania and Turkey, have been completed, BA-CA will be responsible for the integration of well-established subsidiaries in EU member states and for business in the high-growth markets of Russia and Turkey.

Corporate Center

€ M	2006	2005	CHANGE	ADJUSTED
Net interest income	73	30	43	
Net non-interest income	50	3	47	
Total revenues	123	33	90	
Operating expenses	–154	–61	–93	Percentage
Operating profit	–31	–27	–3	rates of changes not meaningful
Net writedowns of loans	–2	2	–4	
Net income from investments	2,289	–13	2,301	
Integration costs	–203	–9	–194	
Profit before tax	**1,960**	**–68**	**2,027**	

One-off effects in 2006: net income from investments: + € 2,267 m (capital gains on the sale of HVB Splitska banka, Bank BPH and subsidiaries of PIA in Hungary and Croatia); integration costs (restructuring provision for Austrian customer business): – € 200 m.

The Corporate Center completes segment reporting. It comprises important bank functions including the CEO, CFO and CRO support services and Group Banking Services (GBS). GBS covers back-office functions such as Administration Services (AS) and Banking Transactions Services, information technology with the WAVE systems firm as well as real estate and facility management and other services.

The Corporate Center also includes equity interest management, which contributed to the improvement in net interest income through dividend income from investments in unconsolidated companies. 2006 was a successful year for our subsidiary in the Cayman Islands and accounted for most of the strong increase in non-interest income. Net income from investments in the Corporate Center reflects a large part of capital gains on sales effected in 2006 in connection with integration in the divisional structure of UniCredit Group: the total figure was € 2,267 m. The capital gains and the restructuring provisions of

Consolidation effects influence continued growth of business. Strong increase in shareholders' equity.

€ 200 m for Austrian customer business, reflected in integration costs, were the main factors determining the Corporate Center segment result.

Balance sheet developments in 2006

Bank Austria Creditanstalt's balance sheets as at the end of 2005 and 2006 reflect the respective intended and completed changes in the group of consolidated companies in connection with transfers of regional operations and BA-CA's assumption of the holding company function for CEE (except Poland's markets). The main factor was the sale of HVB Splitska banka and of Bank BPH, two large banks. While BA-CA continued to pursue business expansion, these transactions make it difficult to interpret the balance sheet figures, both total assets and individual items.

Total assets by quarter
(€ bn)


160
150
140
130
149
154
156
159
164
156
160
161
157
143
154
1)
2)
March 2005
June 2005
Sept. 2005
Dec. 2005
March 2006
June 2006
Sept. 2006
Dec. 2006
without HVB Splitska banka
and without Bank BPH

1) HVB Splitska banka held for sale
2) Bank BPH held for sale

As at 31 December 2006, total assets of BA-CA were € 154.3 bn, down by € 4.6 bn or 2.9 % compared with the end of 2005 because the banks sold in 2006 were no longer included in the group of consolidated companies. Changes in total assets from quarter to quarter reflect these special effects: in the balance sheet as at year-end 2005, the external position of HVB Splitska banka was shown, in accordance with IFRS 5, in the item "Non-current assets classified as held for sale" at € 3.2 bn and in the item "Liabilities directly associated with non-current assets classified as held for sale" at € 1.9 bn. In the interim balance sheet at 31 March 2006, these items were € 3,373 m and € 2,006 m, respectively. After the closing of the sale, these items were no longer included in the interim financial statements at 30 June 2006. In the balance sheet at 30 September 2006, Bank BPH was classified as held for sale, the external position was € 13,972 m on the assets side and € 13,504 m on the liabilities side. As the closing of the transaction took place at the beginning of November, these items were no longer shown in the balance sheet at the end of 2006. Given the continued expansion of the bank's other operations, which is reflected in the increase from September to December, total assets declined by a comparatively small amount, despite the size of Bank BPH. Intercompany relations do not make a simple deduction of Bank BPH's balance sheet from the comparative figures for the previous year meaningful; however, a comparison of adjusted year-end figures suggests that BA-CA's total assets would have grown strongly.

Most items on the **assets side** – as reported – declined, mainly as a result of deconsolidation. Loans and receivables with banks increased, mainly because Bank BPH was sold to UniCredit. Loans and receivables with customers were € 80,104 m, down by € 3,094 m from the year-end 2005 level. They accounted for 52 % of total assets (as in 2005). Inclusive of Bank BPH's loans and receivables with customers, the total figure would have increased by about 7 %.

A year-on-year comparison on the **liabilities side** gives a similar picture: interbank liabilities increased while most of the other items declined as a result of deconsolidation. Shareholders' equity rose strongly. Deposits from customers were down by 11.3 %, debt certificates including bonds declined by 5.7 %. Primary funds, the combined total of the latter two items, amounted to € 80,316 m at the end of 2006, representing 52 % (2005: 58 %) of total liabilities and equity; the figure was 9.7 % lower than a year before and would have increased slightly, by 1.3 %, if the relevant items of Bank BPH had been included in the calculation.

Equity as defined in the IFRSs increased from € 7,520 m at the end of 2005 to € 10,140 m (7 % of total liabilities and equity) at the end of 2006. Most of the increase of € 2,620 m or 34.8 % in equity was due to the retention of consolidated profit, which was € 3,022 m, up by € 2,058 m on the previous year because of the improvement in the bank's operating performance and, of course, also as a result of realised capital gains. Within equity, minority interests declined from € 650 m to € 213 m, also in connection with the sale of Bank BPH.

Management Report continued

Capital resources pursuant to the Austrian Banking Act

The assessment basis pursuant to the Austrian Banking Act (banking book) declined by € 2.1 bn (–2.8 %) to € 73.1 bn compared with the year-end 2005 figure, mainly as a result of the sale of Bank BPH and of HVB Splitska banka. A large part of this decrease was offset by business expansion in Austria and volume growth at CEE banking subsidiaries as well as rising exchange rates.The capital requirement for the banking book decreased by € 170 m compared with year-end 2005.

In 2006, net capital resources rose by € 1.6 bn or 17.7 % to € 10.8 bn; mainly because of allocations to the fund for general banking risks. Supplementary elements were lower and deductions were higher.

As the assessment basis declined and capital components increased, the Tier 1 capital ratio rose from 8.29 % to 11.62 % and the total capital ratio increased from 12.16 % to 14.73 %.

Structural changes initiated in 2006

On 4 August 2006, the Board of Directors of UniCredit S. p. A., Genoa, Italy, (UniCredit) passed a resolution to transfer the "CEE Business Unit", which mainly comprises the following UniCredit subsidiaries, to BA-CA AG as a contribution in kind in exchange for 55 million new shares in BA-CA AG at the beginning of 2007:

- Koç Finansal Hizmetler A.Ş., Turkey, as a 50 % shareholding interest
- Zagrebačka banka d.d., Croatia, as an 81.91 % shareholding interest
- Bulbank AD, Bulgaria, as an 86.13 % shareholding interest
- Živnostenská banka a.s., Czech Republic, as a 100 % shareholding interest
- UniBanka a.s., Slovakia, as a 97.11 % shareholding interest
- UniCredit Romania S.A., Romania, as a 99.95 % shareholding interest

On 4 December 2006, the Management Board of BA-CA AG passed a resolution to increase the share capital of BA-CA AG from currently € 1,068,920,749.80, divided into 147,031,740 no-par value shares, by € 399,850,000.00 against a contribution in kind to € 1,468,770,749.80 by issuing 55,000,000 no-par value shares entitled to a dividend from the financial year beginning on 1 January 2007 at the issue price of € 105.33 per share, i.e. a total amount of € 5,793,150,000.00. Subscription rights of shareholders were excluded. Only UniCredit was admitted to subscribing for the new shares to be issued against the contribution in kind of the "CEE Business Unit". On 21 December 2006, the Supervisory Board of BA-CA AG approved, and passed a resolution by written circular votes on, the increase of the share capital, the rights carried by the shares, and the conditions of the share issue.

The contribution in kind pursuant to the related agreement, which also covers assets and liabilities and the UniCredit employees concerned with management activities, will be effected in the first quarter of 2007 after the regulatory requirements have been met.

"Aton Capital" investment bank

On 20 December 2006, BA-CA AG signed the agreement to acquire the institutional business of the Russian investment bank "Aton Capital". BA-CA AG assumes that the official approvals required for the closing will be available in the first half of 2007. The institutional business incudes "Aton Broker" and "Aton International". The purchase price will be US$ 424 m.

Spin-off of capital market and investment banking activities

The Management Board of BA-CA passed a resolution on the planned spin-off of the capital market and investment banking activities of the BA-CA Group to a wholly-owned subsidiary of BA-CA AG.

Events after the balance sheet date

UniCredit S.p.A., Genoa / BA-CA AG

On 9 January 2007, HVB sold its 113,989,900 bearer shares in BA-CA AG to the permanent establishment of UniCredit in Vienna. Since that date, UniCredit has directly held 94.98 % of the shares in BA-CA AG.

International Moscow Bank

On 10 January 2007, BA-CA AG paid VTB Bank (France) S.A. a further US$ 20.4 m for its shareholding in International Moscow Bank (IMB). From that date, BA-CA AG held a total interest of 19.77 % in International Moscow Bank; the purchase price in this connection was US$ 415 m. In addition, on 11 January 2007, BA-CA AG took over HVB's shareholding interest of 70.26 % in International Moscow Bank for a purchase price of € 1,078 m. With the closing of all transactions, BA-CA AG holds 90.03 % of International Moscow Bank's share capital or 95.19 % of the voting share capital. The remaining shares are held by the European Bank for Reconstruction and Development (EBRD).

Cash compensation for minority shareholders of BA-CA AG

On 26 January 2007, UniCredit, which holds a 94.98 % interest in BA-CA AG, requested BA-CA AG, pursuant to Section 1 (1) of the Austrian Squeeze-out Act, to submit a proposal for a resolution at the Annual General Meeting of BA-CA to transfer to UniCredit the bearer shares held by minority shareholders against fair cash compensation.

Outlook

The banking environment

The prospects for the global economy in 2007 remain favourable: irrespective of the slowdown in economic growth in the first half of the year (spreading from the US), the world economy is likely to expand further along its stable growth path, supported by the strong integration of the Far Eastern economies. Growth will be more balanced than in 2006; the euro area will continue to experience growth, albeit at a slightly lower rate (2.3 % after 2.8 %). The increasing focus of central banks on stability will lead to further interest rate increases; the yield curve is likely to be shifted upwards although remaining flat along the maturity spectrum. Risk premiums for shares, corporate bonds, emerging markets investments and especially for credit risk are currently lower than for many years. The recent market correction at the end of February 2007 has shown that the high valuation levels involve risks of setbacks; any factors that prompt corrections are to be found outside the economic sphere and are difficult to assess.

● The Austrian economy has entered 2007 with significant momentum and optimism. BA-CA's business indicator and consumer sentiment reflect the highest levels for many years. Industrial surveys are signalling an economic boom and growth forecasts for 2007 have been revised upwards to 2.8 %. Exports (+ 5.7 %) and investments (+ 4.3 %) continue to experience robust growth. Favourable labour market data, the improvement in the market climate over the past months and a fall in the inflation rate may lead to a lower savings ratio and a marginal increase in private consumption (+ 2.2 %). Loans are expected to rise by 5 % in 2007, with a balance emerging between the shorter and longer term components and loans for residential construction. Financial assets are expected to grow a little more slowly in 2007 than in 2006 (5.7 %); mutual funds, insurance policies and bonds will continue to be among the preferred investment types. Structured products, both loans and deposits, will continue to make inroads at the expense of classic bank products.

● We expect continued growth in CEE countries (including Turkey and Russia); for 2007, parallel to the euro area, we forecast slightly slower yet still substantial growth of 5.5 %. In the EU member countries investments in construction and new industrial plant will continue to be the main growth driver. Slovakia and the Czech Republic will use the increased production capacities in the automotive industry created in 2006 to step up exports. The introduction of the euro and the reduction of income taxes in Slovenia at the beginning of 2007 have given an impetus to the country's economy. In terms of economic growth, the three Baltic countries are still among the European leaders, although there are increasing signs of overheating, with

Management Report continued

risks for Estonia and Latvia in particular. **Bulgaria** and **Romania**, members of the EU since 1 January 2007, are now able to fully exploit the advantages of membership in the Union. Consumption will remain lively, while investments – mainly in connection with foreign direct investment and infrastructure projects supported by the EU – are the main drivers of growth on both sides of foreign trade. The short-term economic outlook is negative only for **Hungary**: the restrictive turnaround in budgetary policy will lead to reduced spending in 2007 both for private households and the public sector.

Growth prospects in **Turkey** are again positive following the slowdown resulting from the turbulence in financial markets in May/June 2006. The substantial growth in investment over the last three years has helped to increase production capacity. Turkey will, however, continue to be susceptible to changes in sentiment on financial markets. Presidential and parliamentary elections are pending in 2007, which may give rise to some temporary uncertainty.

At 6 %, growth in **Russia** is expected to remain strong in 2007, although exports of gas and oil will encounter capacity bottlenecks. Weaker industrial growth due to less dynamic exports and strong import competition should be offset by faster income growth and a strong expansion in the services sector.

In CEE as a whole, macroeconomic risks lie less in an economic slowdown than in an overheating of the economy and in possible corrective action. Economic growth and the structural expansion of financial intermediation still lead us to expect a strongly growing banking sector in our markets.

Continued global economic growth

	2005 NOMINAL GDP IN € BN	2005	2006E	2007F
		REAL GROWTH ON PREV. YEAR IN %		
Global economy	35,700	4.8	5.0	4.4
USA	10,010	3.6	3.3	2.1
Japan	3,700	1.9	2.2	2.3
Asian emerging markets	4,700	9.0	8.3	7.8
Euro area (13)	8,029	1.3	2.8	2.2
Austria	**245**	**2.0**	**3.2**	**2.8**
CEE countries				
Bulgaria	21.4	5.5	6.3	6.5
Czech Republic	100.0	6.1	5.9	4.5
Estonia	11.1	10.5	11.3	9.5
Hungary	87.9	4.2	3.9	2.5
Latvia	12.7	10.2	11.9	9.0
Lithuania	20.6	7.6	7.4	7.4
Poland	243.3	3.5	5.8	5.0
Romania	79.3	4.1	7.8	6.0
Slovakia	38.1	6.0	8.2	7.5
Slovenia	27.6	4.0	5.1	4.3
CEE-10	**642.0**	**4.7**	**6.3**	**5.2**
Croatia	31.0	4.3	4.7	4.2
Turkey	290.6	7.4	5.2	5.4
Bosnia and Herzegovina	8.0	5.5	5.9	5.7
Russia	614.3	6.4	6.8	6.0
Serbia	21.0	6.2	5.7	6.0
Ukraine	66.5	2.7	7.0	6.0
CEE total	**1,673.4**	**5.7**	**6.3**	**5.6**

2007: Wider perimeter in CEE boosting volume and enhancing growth prospects for BA-CA. More efficient structures in Austrian customer business.

Outlook for Bank Austria Creditanstalt's future performance

The year 2006 saw numerous changes at BA-CA with a view to implementing the target structure (governance, new divisional structure in Austria, cross-border cooperation on an institutionalised basis, transfers of regional operations and initiation of Group-internal transfers in CEE). The remaining integration projects, which are largely under way, will be completed in 2007. In the first full business year after implementation of the Group structure, the focus will be on current operating activities, integration of newly added subsidiaries, and on unlocking income and cost synergies.

● Based on the operating environment for customer business in Austria, we do not expect demand to change significantly over 2006, either in terms of the rather moderate growth seen in the market or with regard to structural trends. There will be persistent pressure on lending margins, intensified by the interest rate cycle, and competition for business on the liabilities side will become stronger. As market leader, we will continue to respond to these developments by offering structured solutions and capital market-based products. This will enable Bank Austria Creditanstalt to expand its business while keeping capital requirements at a low level and without boosting the balance sheet. In view of strategic foreign investment undertaken in the industrial sector as part of cross-regional integration efforts, we see good opportunities in the Corporates Division and in Markets & Investment Banking to benefit from our expanded network, both in mature markets and in CEE. With a stable trend in operating revenues, we expect profits to improve significantly as the initiated restructuring measures – for which provisions were made in 2006 – will directly feed through to results in 2007. We will see this effect especially in the Retail Division, where we expect the cost/income ratio to decline visibly and improved risk management methodologies will produce a sustainable effect, resulting in a clear turnaround in results. The Retail Division will make a positive contribution to value creation (EVA).

● The CEE Division of BA-CA will make a substantially larger contribution to profits. This will be supported by the continued favourable trend in the banking and financial sectors in all countries and by our stronger market position in many cases. Local mergers in the five countries with a multiple presence are nearing completion, with synergies supporting the underlying revenue growth. Moreover, the geographical perimeter will be expanded to include new high-growth markets, some of them in large countries, as BA-CA assumes the holding company function for CEE. This increases our growth potential and will also be reflected in the income statement. The inclusion in BA-CA's group of consolidated companies of the UniCredit and HVB banking subsidiaries in Croatia, the Czech Republic, Slovakia, Bulgaria, Romania, in the Baltics, and in Turkey and Russia, two countries with a large population, is a major step forward for BA-CA, although HVB Splitska banka and Bank BPH had to be sold to comply with merger control requirements or respond to unforeseeable developments. A comparison, based on pro-forma figures for 2006, of the new scope of consolidation after completion of Group-internal transfers with the financial statements for 2006 (including HVB Splitska banka and Bank BPH, which were not included in the scope of consolidation for the full financial year) adjusted for one-off effects, especially the capital gains, shows an increase of 23 % in risk-weighted assets at BA-CA level, and an increase of 20 % in BA-CA's profit before tax. Apart from this size effect, the markets newly added to BA-CA's perimeter include the fastest-growing markets in the CEE region.

From a current perspective, BA-CA's results are expected to increase strongly in 2007, in line with the upward trend of the past five years.

5 March 2007, the Management Board

Erich Hampel
(Chairman)

Willibald Cernko | Thomas Gross

Wilhelm Hemetsberger | Werner Kretschmer

Andrea Moneta | Regina Prehofer

Johann Strobl | Robert Zadrazil

Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRSs)

Contents

Income statement for the year ended 31 December 2006 122

Balance sheet of the at 31 December 2006 123

Statement of changes in equity 124

Cash flow statement 125

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt 126

(1) Legal basis of the consolidated financial statements 126
(2) Structural changes 127
(3) Significant accounting policies 130
(4) Events after the balance sheet date 138

Notes to the income statement 139

(5) Net interest income 139
(6) Net fee and commission income 139
(7) Net trading income 139
(8) Net other operating income/expenses 139
(9) Operating expenses 139
(10) Provisions for risks and charges 139
(11) Net writedowns of loans and provisions for guarantees and commitments 140
(12) Net income from investments 140
(13) Integration costs 140
(14) Income tax 140
(15) Earnings per share 141
(16) Dividends 141

Notes to the balance sheet 142

(17) Cash and cash balances 142
(18) Financial assets held for trading 142
(19) Financial assets at fair value through profit and loss 142
(20) Available-for-sale financial assets 143
(21) Held-to-maturity investments 143
(22) Loans and receivables with banks 144
(23) Loans and receivables with customers 145
(24) Property, plant and equipment 146
(25) Intangible assets 146
(26) Tax assets 147
(27) Non-current assets and disposal groups classified as held for sale 148
(28) Other assets 148
(29) Deposits from banks 148
(30) Deposits from customers 148
(31) Debt certificates including bonds 149
(32) Financial liabilities held for trading 149
(33) Financial liabilities at fair value through profit and loss 149
(34) Tax liabilities 150
(35) Other liabilities 150
(36) Provisions 150
(37) Equity 151

Additional IFRS disclosures **152**
(38) Fair values 152
(39) Related party disclosures 152
(40) Segment reporting 155
(41) Loans on which interest is not being accrued 158
(42) Assets pledged as security 158
(43) Subordinated assets 158
(44) Assets and liabilities in foreign currency 158
(45) Trust assets and trust liabilities 158
(46) Repurchase agreements 158
(47) Contingent liabilities and commitments 159
(48) List of selected subsidiaries and other equity interests 159
(48a) Consolidated companies 159
(48b) Investments in associated companies accounted for under the equity method 160
(48c) Investments in associated companies not accounted for under the equity method 160
(49) Employees 160
(50) Supervisory Board and Management Board 161

Risk report **162**
(51) Overall risk management 162
(51a) Market risk 164
(51b) Liquidity risk 173
(51c) Counterparty risk 173
(51d) Credit risk (including real estate risk) 174
(51e) Operational risk 179
(51f) Business risk 180
(51g) Risks arising from the bank's shareholdings and equity interests 180
(52) Legal risks 180
(53) Financial derivatives 181
(54) Comfort letters for banks and other financial institutions 183

Information required under Austrian law **184**
(55) Consolidated capital resources and regulatory capital requirements 184

Concluding Remarks of the Management Board of Bank Austria Creditanstalt **185**

Report of the Auditors **186**

Report of the Supervisory Board **188**

Note

In this report, "Bank Austria Creditanstalt", "the BA-CA Group" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company's separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Income statement of the Bank Austria Creditanstalt Group

for the year ended 31 December 2006

	(Notes)	2006	2005	CHANGE	
		€ M	€ M	IN € M	IN %
Net interest		2,456	2,291	165	7.2
Dividend income		130	183	−54	−29.2
Income from investments in companies valued at equity		96	86	10	11.4
Net interest income	(5)	**2,681**	**2,560**	**121**	**4.7**
Net fee and commission income	(6)	1,667	1,457	210	14.4
Net trading income	(7)	348	264	84	31.6
Net other operating income/expenses	(8)	66	−16	82	>100
TOTAL REVENUES		**4,762**	**4,266**	**496**	**11.6**
Staff expenses		−1,606	−1,519	−88	5.8
Other administrative expenses		−903	−865	−38	4.4
Amortisation, depreciation and impairment losses on intangible and tangible assets		−248	−273	25	−9.3
OPERATING EXPENSES	(9)	**−2,757**	**−2,656**	**−101**	**3.8**
OPERATING PROFIT		**2,005**	**1,610**	**395**	**24.6**
Provisions for risks and charges	(10)	−111	−11	−101	>100
Goodwill impairment		−8	−4	−4	97.4
Net writedowns of loans and provisions for guarantees and commitments	(11)	−679	−491	−188	38.4
Net income from investments	(12)	2,313	305	2,009	>100
Integration costs	(13)	−248	−108	−140	>100
PROFIT BEFORE TAX		**3,272**	**1,301**	**1,971**	**>100**
Income tax	(14)	−140	−226	86	−38.2
NET PROFIT		**3,132**	**1,075**	**2,057**	**>100**
Minority interests		−111	−111	–	−0.4
CONSOLIDATED PROFIT		**3,022**	**964**	**2,058**	**>100**

Key figures

		2006	2005
Earnings per share (in €, basic and diluted)	(15)	20.56	6.56
ROE before tax		39.6%	17.9%
ROE after tax		39.5%	14.3%
Cost/income ratio		57.9%	62.3%
Risk/earnings ratio		25.3%	19.2%

Key figures excluding one-off effects*)

	2006
Earnings per share (in €, basic and diluted)	7.61
ROE before tax	19.7%
ROE after tax	15.8%

*) The key figures in this presentation have been adjusted for capital gains and restructuring provisions (see note 2) including their tax effects and for the one-off effects mentioned in the credit risk report (see note 51).

Balance sheet of the Bank Austria Creditanstalt Group

at 31 December 2006

Assets

	(Notes)	31 DEC. 2006	31 DEC. 2005	CHANGE	
		€ M	€ M	IN € M	IN %
Cash and cash balances	(17)	1,584	1,261	322	25.6
Financial assets held for trading	(18)	16,676	17,700	−1,024	−5.8
Financial assets at fair value through profit and loss	(19)	487	1,963	−1,477	−75.2
Available-for-sale financial assets	(20)	9,697	7,694	2,002	26.0
Held-to-maturity investments	(21)	5,772	6,847	−1,075	−15.7
Loans and receivables with banks	(22)	32,486	28,621	3,865	13.5
Loans and receivables with customers	(23)	80,104	83,198	−3,094	−3.7
Investments in associates and joint ventures		1,890	1,783	107	6.0
Property, plant and equipment	(24)	1,373	1,311	62	4.7
Intangible assets	(25)	1,052	1,358	−306	−22.5
Tax assets	(26)	998	1,010	−12	−1.2
Non-current assets and disposal groups classified as held for sale	(27)	15	3,221	−3,206	−99.5
Other assets	(28)	2,123	2,911	−788	−27.1
TOTAL ASSETS		**154,255**	**158,879**	**−4,624**	**−2.9**

Liabilities and equity

	(Notes)	31 DEC. 2006	31 DEC. 2005	CHANGE	
		€ M	€ M	IN € M	IN %
Deposits from banks	(29)	48,309	44,279	4,030	9.1
Deposits from customers	(30)	54,969	61,952	−6,982	−11.3
Debt certificates including bonds	(31)	25,347	26,885	−1,537	−5.7
Financial liabilities held for trading	(32)	5,264	6,850	−1,586	−23.2
Financial liabilities at fair value through profit and loss	(33)	1,731	1,129	602	53.3
Tax liabilities	(34)	587	603	−17	−2.7
Liabilities included in disposal groups classified as held for sale		–	1,884		
Other liabilities	(35)	3,394	3,780	−386	−10.2
Provisions	(36)	4,513	3,996	517	12.9
Equity	(37)	10,140	7,520	2,620	34.8
of which: minority interests		*213*	*650*	*−436*	*−67.2*
TOTAL LIABILITIES AND EQUITY		**154,255**	**158,879**	**−4,624**	**−2.9**

Statement of changes in equity of the Bank Austria Creditanstalt Group

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39[2]	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2005	**1,069**	**2,749**	**3,180**	**–409**	**53**	**–183**	**6,460**	**439**	**6,898**
Capital increase							–	3	3
Shares in controlling companies		1					1		1
Business combinations								131	131
Recognised income and expenses			968	116	71	–552	604	138	742
Dividend paid			–221				–221	–61	–282
Other changes			26				26		26
AS AT 31 DECEMBER 2005	**1,069**	**2,751** [1]	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

2) Reserves in accordance with IAS 39	1 Jan. 2005	31 Dec. 2005
Cash flow hedge reserve	–161	–111
Available-for-sale reserve	214	236
Total	53	125

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39[2]	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–	25	25
Changes in the group of consolidated companies								–486	–486
Shares in controlling companies			–3				–3		–3
Recognised income and expenses			3,021	220	223	–23	3,440	86	3,526
Dividend paid			–368				–368	–62	–430
Other changes		108	–122				–14		–14
AS AT 31 DECEMBER 2006	**1,069**	**2,859** [1]	**6,482**	**–73**	**347**	**–757**	**9,927**	**213**	**10,140**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

2) Reserves in accordance with IAS 39	1 Jan. 2006	31 Dec. 2006
Cash flow hedge reserve	–111	–175
Available-for-sale reserve	236	522
Total	125	347

Statement of recognised income and expenses

€ M	2006	2005
Gains on assets held for sale (available-for-sale reserve)	382	26
Gains on cash flow hedges (cash flow hedge reserve)	–105	74
Foreign currency translation – exchange differences	212	125
Foreign currency translation relating to assets held for sale	–	8
Actuarial losses on defined-benefit plans	–30	–735
Taxes on items directly recognised in equity	–63	169
Recognised directly in equity	**395**	**–333**
Net profit	**3,131**	**1,075**
TOTAL OF INCOME AND EXPENSES RECOGNISED IN THE REPORTING YEAR	**3,526**	**742**
Shareholders' equity	3,440	604
Minority interests	86	138

Cash flow statement of the Bank Austria Creditanstalt Group

€ M	2006	2005
NET PROFIT	**3,132**	**1,075**
Non-cash items included in net profit, and adjustments to reconcile net profit to cash flows from operating activities		
Depreciation, amortisation, net writedowns of loans, and changes in fair values	949	834
Increase in staff-related provisions and other provisions	346	317
Increase/decrease in other non-cash items	210	−245
Gains/losses on disposal of intangible assets, property, plant and equipment, and investments	−81	−286
SUB-TOTAL	**4,556**	**1,695**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Financial assets held for trading	−291	−506
Loans and receivables	−12,920	−10,661
Other assets	468	357
Financial liabilities held for trading	439	−467
Deposits from banks and customers	4,601	8,207
Debt certificates including bonds	4,433	2,995
Other liabilities	−251	581
CASH FLOWS FROM OPERATING ACTIVITIES	**1,035**	**2,201**
Proceeds from disposal of		
investments	7,064	1,061
property, plant and equipment	319	157
Payments for purchases of		
investments	−8,000	−2,206
property, plant and equipment	−210	−611
Proceeds from sales (less cash disposed of) of subsidiaries	−141	153
Payments for acquisition (less cash acquired) of subsidiaries	−15	87
Other changes	105	67
CASH FLOWS FROM INVESTING ACTIVITIES	**−878**	**−1,292**
Proceeds from capital increase	–	–
Dividends paid	−368	−221
Subordinated liabilities and other financing activities (net)	−34	95
CASH FLOWS FROM FINANCING ACTIVITIES	**−402**	**−126**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,859**	**1,102**
Cash flows from operating activities	1,035	2,201
Cash flows from investing activities	−878	−1,292
Cash flows from financing activities	−402	−126
Effects of exchange rate changes	−30	−26
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,584**	**1,859**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	−99	−67
Interest received	6,200	4,853
Interest paid	−3,581	−2,625
Dividends received	200	203

The minimum reserve of BA-CA was reclassified from cash and cash balances to loans and receivables, resulting in changes in the comparative figures for the previous year.

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Legal basis of the consolidated financial statements

Pursuant to Article 4 of Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002, companies governed by the law of a member state of the European Union have to prepare their consolidated financial statements for financial years beginning after 31 December 2004 in conformity with the accounting standards adopted in accordance with the procedure laid down in Article 6 of the Regulation if, at the balance sheet date, their shares are admitted to trading on a regulated market in the European Union.

(2) Structural changes

Compared with the consolidated financial statements for 2005, there have been the following changes in the group of consolidated companies of Bank Austria Creditanstalt:

On 29 December 2005, Bank Austria Creditanstalt AG acquired 83.27 % (19,987,000 shares) of Nova banjalucka banka a.d., Banja Luka, a bank in Bosnia and Herzegovina, which was included in the group of consolidated companies as from 1 January 2006. The purchase price was € 31.3 m. The acquisition resulted in preliminary goodwill of € 26.1 m in the Bank Austria Creditanstalt Group. In the first quarter of 2006, Bank Austria Creditanstalt carried out a BAM 16 m capital increase; Bank Austria Creditanstalt's equity interest thereby rose to 90.9 %.

In addition, as from 1 January 2006, the following subsidiaries and sub-groups have been included in the group of consolidated companies:
- CA IB Securities S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warsaw
- CA IB Polska S.A., Warsaw
- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (sub-group)
- CA IB International Markets AG, Vienna
- CA IB International Markets Ltd., London
- Universale International Realitäten GmbH, Vienna (sub-group)

AWT International Trade AG, Vienna (sub-group), was included in the group of consolidated companies as from 1 April 2006.

On 30 June 2006, Bank Austria Creditanstalt AG sold its 99.75 % interest (4,541,258 shares) in HVB Splitska banka d.d., Split, to Société Générale, a French bank. The sale resulted in a capital gain of € 684.3 m in the Bank Austria Creditanstalt Group. The income and expenses of HVB Splitska banka are included in the consolidated income statement on a pro-rata time basis.

On 4 August 2006, the Board of Directors of UniCredit S.p.A., Genoa, adopted a resolution to transfer the "CEE Business Unit", comprising the following UniCredit subsidiaries, to Bank Austria Creditanstalt AG as a contribution in kind in exchange for 55 million newly issued shares of BA-CA AG at the beginning of 2007:
- Koç Finansal Hizmetler A.Ş., Turkey – 50 %
- Zagrebačka banka d.d., Croatia – 81.91 %
- Bulbank AD, Bulgaria – 86.13 %
- Živnostenská banka a.s., Czech Republic – 100 %
- UniBanka a.s., Slovakia – 97.11 %
- UniCredit Romania S.A., Romania – 99.95 %

The transaction is planned to be completed in the first quarter of 2007 after the regulatory requirements have been met.

The merger of HVB Romania S.A., Bucharest, and Banca Comerciala "Ion Tiriac" S.A., Bucharest, was completed on 1 September 2006. The two companies are now operating under the name of Banca Comerciala HVB Tiriac S.A.

At the Extraordinary Meeting of Shareholders of HVB held on 25 October 2006, HVB submitted the agreements for the transfer of BA-CA to UniCredit S.p.A., Genoa, of the subsidiaries International Moscow Bank and HVB Bank Latvia AS to BA-CA, and of the HVB branch offices in Estonia and

(2) Structural changes continued

Lithuania to HVB Bank Latvia for approval. The Meeting of Shareholders approved the agreements with over 99.4 % of the votes cast. Shareholders have instituted legal proceedings against these resolutions.

The sale of BA-CA to UniCredit and the sale of HVB Bank Latvia to BA-CA have already been approved by the public authorities. The agreement with HVB on the purchase of its shareholding in International Moscow Bank, Moscow, and of HVB Bank Latvia AS, Riga, was concluded on 9 September 2006, and the closing took place on 11 January 2007.

BA-CA sold its majority interest in Bank BPH S.A., Kraków, to UniCredit for about € 3.6 bn plus variable profit components. Bank BPH S.A. was deconsolidated as from the closing of the transaction, which took place on 3 November 2006. The sale resulted in a capital gain of € 1,545 m in the Bank Austria Creditanstalt Group. The results of Bank BPH are included in the consolidated income statement on a pro-rata time basis. Bank BPH's subsidiaries
- BPH Leasing S.A., Warsaw
- BPH Bank Hipoteczny S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warsaw

were deconsolidated as from the same date.

On 20 December 2006, Bank Austria Creditanstalt AG signed the agreement to acquire the institutional business of the Russian investment bank "Aton Capital". BA-CA assumes that the official approvals required for the closing will be available by the end of the first half of 2007. The institutional business includes "Aton Broker" and "Aton International". The purchase price will be US$ 424 million.

On 28 December 2006, Bank Austria Creditanstalt acquired a 12.96 % interest in International Moscow Bank previously held by VTB Bank (France) SA (previously Banque Commerciale pour l'Europe du Nord-EUROBANK) for US$ 395 million. For the acquisition of a further interest in International Moscow Bank in 2007 see note 4, Events after the balance sheet date.

On 29 December 2006, BA-CA AG set up a permanent establishment in Milan, Via Tortona 33, which will be exclusively engaged in the management and controlling of the equity interests of UniCredit S.p.A. that are to be transferred by way of contribution in kind. Therefore these activities are not banking activities.

The Management Board passed a resolution to reorganise and restructure the Retail Division, the Corporates Division, the Markets and Investment Banking Division, Global Banking Services, Support Services and Risk Management. Provisions of € 231 m were made for this purpose. In addition, it is planned to spin off the capital market and investment banking activities of the BA-CA Group to a wholly-owned subsidiary of BA-CA AG.

Effects of changes in the group of consolidated companies

Assets	31 DEC. 2005 € M	DISPOSAL OF CONSOLIDATED SUBSIDIARIES	ADDITIONS OF CONSOLIDATED SUBSIDIARIES
Cash and cash balances	1,261	−238	7
Financial assets held for trading	17,700	−563	7
Financial assets at fair value through profit and loss	1,963	−1,547	–
Available-for-sale financial assets	7,694	−387	125
Held-to-maturity investments	6,847	−4	–
Loans and receivables with banks	28,621	−782	189
Loans and receivables with customers	83,198	−8,261	127
Investments in associates and joint ventures	1,783	−24	–
Property, plant and equipment	1,311	−254	220
Intangible assets	1,358	−338	30
Tax assets	1,010	−148	32
Non-current assets and disposal groups classified as held for sale	3,221	−3,221	–
Other assets	2,911	−163	108
TOTAL ASSETS	**158,879**	**−15,929**	**846**

Liabilities and equity	31 DEC. 2005 € M	DISPOSAL OF CONSOLIDATED SUBSIDIARIES	ADDITIONS OF CONSOLIDATED SUBSIDIARIES
Deposits from banks	44,279	−1,134	34
Deposits from customers	61,952	−9,659	209
Debt certificates including bonds	26,885	−835	–
Financial liabilities held for trading	6,850	−264	–
Financial liabilities at fair value through profit and loss	1,129	–	–
Tax liabilities	603	−140	1
Liabilities included in disposal groups classified as held for sale	1,884	−1,884	–
Other liabilities	3,780	−184	63
Provisions	3,996	−9	36
Equity	7,520	−1,822	503
TOTAL LIABILITIES AND EQUITY	**158,879**	**−15,929**	**846**

(3) Significant accounting policies

Pursuant to Section 59a of the Austrian Banking Act and Section 245a of the Austrian Commercial Code, and in conformity with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002, the 2006 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board (IASB) and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC/SIC) applicable at the balance sheet date. All standards published by the IASB in the International Financial Reporting Standards 2006 as International Accounting Standards required to be applied to financial statements for 2006, and adopted by the EU, have been applied. In addition, the alternative treatments and disclosure rules which are specified in the Accounting Manual of UniCredit, the ultimate parent company, and are required to be applied throughout the Group, were used as a basis for the preparation of the consolidated financial statements. The comparative figures for the previous year are also based on these standards to the extent that this was necessary on the basis of adjustments pursuant to transitional rules.

With a view to better meeting the future requirements of UniCredit Group reporting, the BA-CA consolidation system was changed in 2006. As a result of this change, some of the comparative figures for the previous year had to be determined by approximation; moreover, it was not possible to consistently adjust some of the figures for the previous year to the new reporting format. In respect of some disclosures (e.g. movements in other provisions in accordance with IAS 37.84, comparative financial information on held-to-maturity investments, breakdowns by region), the required presentation therefore had to be omitted by reference to IAS 1.38. This does not affect the overall conformity of the consolidated financial statements with IFRSs.

Published IFRSs which have not yet become operative and have not yet been applied

IFRS 7 amends the rules to be applied by all types of companies for disclosure of risks arising from financial instruments and is effective for annual periods beginning on or after 1 January 2007. IFRS 7 supersedes IAS 30 Disclosures in the financial statements of banks and similar financial institutions and the disclosure requirements of IAS 32 Financial Instruments: Presentation. As the presentation of BA-CA's consolidated financial statements has so far been based on these two standards, the application of IFRS 7 will result in changes in disclosures in financial reporting.

IFRS 8, which has not yet been adopted by the European Union, contains new rules for the basis of segment reporting. Under these rules, segment reporting is to be based on data other than IFRS data if management decisions rely on such other data. In such a case, a reconciliation to IFRS data in the other elements of financial reporting is required. As BA-CA's internal reporting system is based on IFRS data, there will be no changes in this respect. Furthermore, the new rules require segment reporting figures to reflect inter-segment items and transactions, i.e. gross figures are to be stated. This may result in various changes in individual lines within segment reporting, without having an impact on the bank's overall results or on the segment result.

Changes in accounting principles for the 2006 financial statements

No changes in IFRS accounting principles that are of significance for BA-CA compared with the 2005 financial statements became effective.

Significant disclosure differences in the income statement between the presentation in the 2006 consolidated financial statements – based on the UniCredit Group format – and the format used by BA-CA until 2006 are explained below:

- According to the new income statement format, net interest income includes trading-induced interest components previously included in the net trading result. Rental income from investment property, previously included in net interest income, is now included in Net other operating income/expenses.

- Net fee and commission income includes trading-induced commission components (previously included in the net trading result).
- Net trading income is shown without trading-induced interest and commission income. Gains and losses on financial assets/liabilities at fair value through profit and loss, which were previously included in net income from investments, are included in net trading income.
- Net other operating income/expenses includes a large part of the expenses and income from investment properties, which were previously included in net income from investments. Moreover, the major components of the previous income statement item Balance of other income and expenses (e.g. absorption of losses) are now included in Net other operating income/expenses.
- The item Income from investments in companies valued at equity shows the changes in valuation of investments in companies valued at equity and capital gains on the sale of such investments.
- The item Amortisation, depreciation and impairment losses on intangible and tangible assets includes writedowns on investment property, which were previously included in net income from investments.
- Net writedowns of loans and provisions for guarantees and commitments are shown for the first time as an item not included in operating profit. This item is largely comparable with the previous item Losses on loans and advances (except, for example, litigation risk from lending business).

Loan loss provisions were previously shown as a separate item of the balance sheet. Now loans and receivables are shown net of loan loss provisions. BA-CA's minimum reserve is now included in the item Loans and receivables with banks.

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt AG have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria (primarily total assets and results of operations) are applied in determining materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt in accordance with IFRSs are based on the separate financial statements of all consolidated companies prepared on a uniform basis.

Material investments in associated companies, i.e., companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt AG but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable.

The method of inclusion in the consolidated financial statements is shown in the list of selected subsidiaries and other equity interests in note 48.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are immaterial. Intragroup profits are also eliminated.

(3) Significant accounting policies continued

Business combinations

When a subsidiary is acquired, the fair values of its identifiable assets, including identifiable intangible assets, and liabilities are offset against the cost of acquisition. The difference between the cost of acquisition and the fair value of net assets is recognised in the balance sheet as goodwill if such difference cannot be attributed to intangible assets, e.g. a customer base. Pursuant to the IFRS 3 and IAS 36, goodwill is not amortised. Goodwill arising on business combinations after 1 April 2004 is stated in the currency of the acquired company and translated at the closing rate. Goodwill is tested for impairment at least once a year.

As at the date of acquisition, equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of equity of foreign subsidiaries are recorded directly in equity as at the subsequent balance sheet dates.

Goodwill arising on acquisitions of subsidiaries and other equity interests before 1 January 1995 has been offset against retained earnings.

When a subsidiary is acquired, the calculation of minority interests is based on the fair values of assets and liabilities.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

For the purpose of foreign currency translation of the financial statements of foreign subsidiaries, which are prepared in a currency other than the euro, the middle exchange rate prevailing at the balance sheet date has been applied to balance sheet items and the annual average exchange rate has been applied to income statement items.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets classified as held for sale.

Financial instruments

Cash purchases and cash sales of financial instruments are recorded at the trade date.

Financial assets and financial liabilities at fair value through profit or loss

a) Financial assets and financial liabilities held for trading

Trading portfolios (including trading derivatives) are recognised at fair value through profit or loss. Netting of trading positions is performed only to the extent that there is an enforceable right to set-off and that this reflects the expected future cash flows from the transaction.

Financial assets held for trading include securities held for trading and positive market values of derivative financial instruments, recognised at their fair values. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied.

The item Financial liabilities held for trading shows negative market values of derivative financial instruments and short positions held in the trading portfolio. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied.

b) Fair value option

When financial assets and financial liabilities are recognised initially, they may be classified as financial assets and financial liabilities at fair value through profit and loss (aFVtPL) if certain requirements are met (either reduction of valuation inconsistencies with associated financial instruments, or inclusion in a group of financial instruments managed at their fair values on the basis of an investment and risk strategy). In BA-CA's balance sheet, financial assets/liabilities at fair value through profit and loss include only those financial instruments which were designated as at fair value through profit and loss upon initial recognition. The results of the valuation are recognised in net trading income.

Available-for-sale financial assets

Available-for-sale financial instruments are a separate category of financial instruments. To determine their fair values, market prices are used. Where such prices are not available, generally recognised valuation methods are used for determining fair values. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on income until the disposal of the financial asset. Impairment losses are recognised in income. Reversals of impairment losses on equity instruments are recognised in the available-for-sale reserve within equity; reversals of impairment losses on debt instruments are recognised in income.

Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale.

Held-to-maturity investments

These holdings are recognised at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.63 if its carrying amount is greater than the present value of estimated future cash flows. Such an impairment is recognised in income.

Loans and receivables with banks, loans and receivables with customers

Loans and receivables are carried in the balance sheet at amortised cost after deduction of loan loss provisions and including accrued interest. Amounts of premiums and discounts are accounted for at amortised cost.

Loan loss provisions:

Loan loss provisions comprise specific writedowns (including flat-rate specific writedowns, i.e., writedowns on small loans evaluated according to customer-specific criteria) and portfolio-based writedowns (for losses "incurred but not reported"). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Starting with this reporting year, loans and receivables are shown net of loan loss provisions. In the reporting year, a one-off increase in writedowns of loans (for details, see note 51d, Credit risk) resulted from a change in risk provisioning parameters, which were adjusted to the historical development of actual risk (period between the actual loss event and the time when it is detected by the bank) as part of preparations for the introduction of the advanced internal ratings-based approach under Basel II.

Derivatives

Derivatives are financial instruments whose value changes in response to changes in the underlying instrument, which require no initial net investment or only a small initial net investment, and are settled at a future date. Derivatives may be interest rate contracts, foreign exchange contracts, equity-related and other instruments. Credit derivatives are used for active credit portfolio management to optimise writedowns of loans. Derivative transactions may be concluded over the counter (OTC), i.e. directly with the counterparty, or via exchanges. The exposure is reduced by a margin which must be deposited for exchange-traded contracts (futures and options) to absorb current price fluctuations.

(3) Significant accounting policies continued

Derivatives are stated at their fair values. Changes in fair values are recognised in the income statement, except for effective cash flow hedges in accordance with IAS 39. Credit derivatives meeting the definition of financial guarantees are shown like financial guarantees. To determine fair values as at the transaction date, market prices and official quotes (Bloomberg, Telerate) are used. Where such prices or quotes are not available, recognised and tested models are used for determining current prices.

In hedge accounting, Bank Austria Creditanstalt distinguishes between fair value hedges and cash flow hedges. In both cases, changes in the values of the hedged item and the hedging instrument are recognised in income in the same period. To qualify for hedge accounting in accordance with IAS 39, hedges must be highly effective.

A fair value hedge provides protection against changes in the fair value of an asset or a liability. The hedging instrument is stated at its fair value, and any gains or losses on the hedging instrument are recognised in income. Gains or losses on the hedged item which are attributable to the hedged risk adjust the carrying amount of the hedged item and are recognised in income. The effectiveness of fair value hedges is measured on an ongoing basis.

Cash flow hedges are used by BA-CA for protecting future variable cash flows against changes in market rates. They hedge the exposure to variability in cash flows which result from assets or liabilities or from planned transactions and have an effect on income. Changes in the fair values of derivatives designated as hedging instruments are divided into a portion that is determined to be an effective hedge, and into an ineffective portion. The effective portion of any gain or loss on the hedging instrument is included in the cash flow hedge reserve and recognised in income in the same period in which the change in the value of the hedged item is recognised in income. This neutralises the effect on income. The effectiveness of cash flow hedges is measured on an ongoing basis.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated at amounts equal to the net investment (present value). The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding. Lease payments received are apportioned between the interest income and the reduction of the outstanding debt.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property, plant and equipment and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement. Bank Austria Creditanstalt is mainly active as a lessor under finance leases.

Property, plant and equipment; intangible assets

Property, plant and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation in accordance with IAS 16.

Assets are depreciated and amortised on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives:
- buildings used for banking operations: 25 – 50 years
- office furniture and equipment: 4 – 15 years
- software: 4 – 6 years

- other intangible assets: 4 – 20 years
- customer base: 10 – 15 years

Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made. Since 1 January 2005, goodwill arising on business combinations has not been amortised but tested for impairment at least once a year.

Investment property

Land and buildings held as investment property to earn rental income and/or for capital appreciation are included in property, plant and equipment and recognised at amortised cost. From 2006, rental income from such investments is included in Net other operating income/expenses.

Measurement principles – disposal groups held for sale

The bank's Management Board has decided to sell the minority interest in Adria Bank Aktiengesellschaft, Vienna.

Pursuant to IFRS 5, as at 31 December 2006, this disposal group is to be carried at the lower of carrying amount and fair value less costs to sell. The current status of the transaction does not indicate a need to reduce the carrying amount. Assets and liabilities of this disposal group are stated separately in the consolidated financial statements. The result from this transaction will be recognised in the Corporate Center business segment.

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims and deferred tax assets as well as the positive market values of derivative financial instruments which are part of a hedging relationship with a hedged item in accordance with IAS 39 (cash flow hedge and fair value hedge).

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This difference is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense related to profit before tax is recognised in the relevant item in the consolidated income statement. Taxes other than those on income are included in the item Other administrative expenses.

Pursuant to the group taxation rules introduced in Austria in 2005, BA-CA AG has formed a group of companies. Profit and loss transfer agreements have been concluded with 29 group members, and tax compensation agreements have been reached with the other companies.

Notes

(3) Significant accounting policies continued

Deposits from banks / customers, debt certificates including bonds

These items are carried at amortised cost.

In the case of debt certificates including bonds, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed to the Annual General Meeting is not included in the bank's liabilities.

Other liabilities

Other liabilities include the negative market values of derivative financial instruments which are part of a hedging relationship in accordance with IAS 39 (cash flow hedge or fair value hedge). This item also includes accounts payable for deliveries of goods and the performance of services, tax liabilities and other accruals.

Provisions

Provisions are recognised in accordance with IAS 37 if there is a legal or constructive obligation towards third parties outside the Group and the amount of the obligation can be reliably estimated.

Long-term employee benefits and termination benefits

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19. Pursuant to IAS 19.93A, actuarial gains and losses are not recognised in income but directly in equity. Such gains and losses are stated in the table "Statement of recognised income and expenses".

Under a commitment to provide defined benefits, Bank Austria Creditanstalt AG continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees and pensioners for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). The following are also covered by the provision:
- disability risk and rights to future benefits based on early retirement and pension entitlements of surviving dependants, less reimbursement from the pension funds,
- rights to future benefits under commitments to provide direct benefits in individual service agreements,
- rights to future benefits relating to additional pension payments for employees performing manual work.

The present value of pension obligations and severance-payment obligations is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:
- discount rate/Austria: 4.25 % p.a. (2005: 4.25 % p.a.)
- increases under collective bargaining agreements: 2.25 % p.a. (2005: 2.25 %); assumption of increases for employees and pensioners
- career trends including regular salary increases under the current collective bargaining agreement for employees of Austrian banks and the effects of the transitional rules under the 2005 reform of Bank Austria Creditanstalt's service regulations. The rate applied in calculating non-regular salary increases was 0.25 % p.a. (2005: 0.25 % p.a.); assumption of increases for employees
- no discount for staff turnover
- retirement age: as a basis for calculation in respect of employees enjoying "permanent tenure" status in accordance with the internal agreement dated 30 December 1999 on the payment of a Bank Austria ASVG pension equivalent, the age of 60 for men and 55 for women, with a transition to the retirement age of 60 in ten semi-annual steps for women who were born in or after 1964, has been taken into account. For all other employees, the new retirement age of 65 for men and

including transitional rules)
women has been taken into account in accordance with the applicable rules (2003 pension reform including transitional rules)

- 1999-P statistical tables of Aktuarverein Österreich (most recent life-expectancy tables for salaried staff)

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense.

Equity

Equity is composed of paid-in capital, i.e., capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (retained earnings, foreign currency translation reserves, IAS 39 reserves, profit carried forward from the previous year, and net profit). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are not recognised in income, and those components of hedge accounting in accordance with IAS 39 which are not included in income (cash flow hedge reserve), after adjustment for deferred taxes. Since 1 January 2005, minority interests have been included in equity.

Net interest

Interest income and interest expense is accrued and recognised as long as such interest is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. This item also includes income/expenses from the trading portfolio arising from interest, accrued interest on debt instruments and funding costs relating to the trading portfolio.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis, including trading-induced commission components, as well as expenses incurred for services provided by third parties and related to fee-earning business.

Net trading income

This item shows the realised and unrealised results from measuring all financial instruments held for trading using the mark-to-market method, excluding interest and commissions previously included in the net trading result (see above).

Net other operating income / expenses

This item also includes the recovery of expenses resulting from Group-internal services.

Other administrative expenses

Taxes other than those on income, previously included in the balance of other income and expenses, are now included in the item Other administrative expenses.

Amortisation, depreciation and impairment losses on intangible and tangible assets

Writedowns on investment property, previously included in net income from investments, are now part of this item.

Writedowns of loans and provisions for guarantees and commitments

This item includes writedowns of loans and additions to provisions for guarantees and commitments, and income from writebacks as well as recoveries of loans previously written off.

Unless indicated otherwise, all figures are in millions of euros (€).

(4) Events after the balance sheet date

On 9 January 2007, HVB sold its 113,989,900 shares in Bank Austria Creditanstalt AG to the permanent establishment of UniCredit S.p.A. in Vienna. Since that date UniCredit has directly held 94.98 % of the shares in Bank Austria Creditanstalt AG.

On 10 January 2007, Bank Austria Creditanstalt paid US$ 20.4 million to VTB Bank (France) SA for its share of the capital increase at International Moscow Bank effected in the meantime. With effect from that date, BA-CA's shareholding interest in International Moscow Bank was 19.77 per cent and the total purchase price in this connection was US$ 415.4 m.

In addition, on 11 January 2007, BA-CA took over HVB's shareholding interest of 70.26 % in International Moscow Bank for a purchase price of € 1,078 m. With the closing of all transactions, BA-CA holds 90.03 % of International Moscow Bank's share capital or 95.19 % of the voting share capital. The remaining shares are held by the European Bank for Reconstruction and Development (EBRD). Therefore International Moscow Bank will be consolidated in BA-CA's consolidated financial statements as from the beginning of 2007.

On 26 January 2007, UniCredit, which holds 94.98 % of BA-CA's share capital, requested BA-CA, pursuant to Section 1 (1) of the Austrian Squeeze-out Act, to submit at the Annual General Meeting of BA-CA a proposal for a resolution to transfer to UniCredit S.p.A. the bearer shares held by minority shareholders against a fair cash compensation.

Notes to the income statement

(5) Net interest income

€ M	2006	2005
Interest income from	**6,621**	**5,391**
Loans and receivables and money market transactions	5,012	4,138
Financial instruments	676	623
Financial instruments held for trading	383	309
Other	550	321
Interest expenses for	**−4,165**	**−3,100**
Deposits	−2,968	−1,756
Debt certificates including bonds and other	−1,197	−1,344
NET INTEREST	**2,456**	**2,291**
Dividend income	130	183
Income from investments in companies valued at equity	96	86
NET INTEREST INCOME	**2,681**	**2,560**

(6) Net fee and commission income

€ M	2006	2005
Lending business	149	164
Other services and advisory business	1,070	892
Other	448	401
NET FEE AND COMMISSION INCOME	**1,667**	**1,457**

(7) Net trading income

€ M	2006	2005
Equity-related transactions	174	99
Interest-rate and currency-related transactions	174	165
NET TRADING INCOME	**348**	**264**

(8) Net other operating income / expenses

€ M	2006	2005
Other operating income	134	189
Other operating expenses	−68	−205
NET OTHER OPERATING INCOME/EXPENSES	**66**	**−16**

(9) Operating expenses

€ M	2006	2005
Staff expenses	**1,606**	**1,519**
Wages and salaries	1,088	1,047
Social security contributions	284	233
Expenses for retirement benefits and other benefits	234	239
Other administrative expenses	**903**	**865**
Amortisation, depreciation and impairment losses on intangible and tangible assets	**248**	**273**
OPERATING EXPENSES	**2,757**	**2,656**

(10) Provisions for risks and charges

The increase over the previous year was mainly due to the allocation to provisions for litigation.

Notes to the income statement continued

(11) Net writedowns of loans and provisions for guarantees and commitments

€ M	2006	2005
Allocations to provisions	920	1,141
Releases from provisions	−275	−672
Recoveries of loans and receivables previously written off	−23	−45
Direct write-offs	57	67
NET WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	**679**	**491**

(12) Net income from investments

Net income from investments resulted from the sales of companies described in note 2.

(13) Integration costs

The item Integration costs shows the expenses for the creation of a uniform Group structure.

(14) Income tax

€ M	2006	2005
Current taxes	193	171
Deferred taxes	−53	55
INCOME TAX	**140**	**226**

€ M	2006	2005
Profit before tax	3,272	1,301
Applicable tax rate	25 %	25 %
Computed income tax	818	325
Tax effects		
from previous years and changes in tax rates	−8	−6
from foreign income	−24	−42
from tax-exempt income	−623	−66
from other non-deductible expenses	12	24
from the adjustment of the expectation of the future use of tax losses carried forward	−43	−8
from amortisation of goodwill	2	1
Other tax effects	6	−3
INCOME TAX	**140**	**226**
Effective tax rate	**4.3 %**	**17.4 %**

(15) Earnings per share

During the reporting period, no financial instruments with a dilutive effect on the bearer shares were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33.

	2006	2005
Number of shares as at 31 December	147,031,740	147,031,740
Average number of shares outstanding	146,997,681	146,946,424
Consolidated profit in € m	3,022	964
Earnings per share in €	20.56	6.56

(16) Dividends

Bank Austria Creditanstalt AG may pay a dividend in the maximum amount of the profit available for distribution as shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act.

Proposal for the appropriation of profit for 2006

The profit shown in Bank Austria Creditanstalt AG's separate financial statements pursuant to the Austrian Commercial Code for the financial year beginning on 1 January 2006 and ending on 31 December 2006 amounts to € 855.6 m. The amount of € 266.0 m was allocated to reserves and the profit brought forward from the previous year was € 0.8 m. Thus the profit available for distribution was € 590.4 m. The Management Board proposes to the Annual General Meeting that a dividend of € 4.00 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. As the number of shares is 147,031,740, the total amount of the proposed dividend is € 588.1 m.

Furthermore, the Management Board proposes that the remaining amount of € 2.3 m be carried forward to new account.

Notes to the balance sheet

The changes in the group of consolidated companies (see note 4) should be noted when comparing the 2006 figures with the 2005 figures.

(17) Cash and cash balances

€ M	31 DEC. 2006	31 DEC. 2005
Cash	391	544
Demand deposits with central banks	1,192	717
TOTAL	**1,584**	**1,261**

In this item, the comparative figure for 2005 was adjusted compared with the figure published in the consolidated financial statements for 2005 because the minimum reserve of BA-CA is now included in Loans and receivables with banks.

(18) Financial assets held for trading

€ M	31 DEC. 2006			31 DEC. 2005
	LISTED	UNLISTED	TOTAL	
Financial assets (non-derivatives)	**8,425**	**2,661**	**11,085**	**10,442**
Debt securities	7,845	1,758	9,603	9,406
Equity instruments and other securities	580	903	1,483	1,036
Positive market values of derivative financial instruments	**101**	**5,490**	**5,590**	**7,258**
TOTAL	**8,525**	**8,150**	**16,676**	**17,700**

(19) Financial assets at fair value through profit and loss

€ M	31 DEC. 2006			31 DEC. 2005
	LISTED	UNLISTED	TOTAL	
Debt securities	191	13	204	1,738
Equity instruments and other securities	17	266	283	226
TOTAL	**207**	**279**	**487**	**1,963**

Financial assets at fair value through profit and loss: annual changes

	2006		
€ M	DEBT SECURITIES	EQUITY INSTRUMENTS AND OTHER SECURITIES	TOTAL
As at 1 January 2006	**1,738**	**226**	**1,963**
Increases	**188**	**142**	**331**
Purchases	178	122	301
Positive changes in fair value	4	20	24
Other adjustments	6	–	7
Reductions	**–1,722**	**–85**	**–1,807**
Disposals	–151	–73	–224
Negative changes in fair value	–15	–5	–21
Disposal of consolidated subsidiaries	–1,550	0	–1,550
Other adjustments	–6	–7	–13
As at 31 December 2006	**204**	**283**	**487**

This item shows assets in respect of which BA-CA used the option to designate financial instruments as at fair value through profit and loss in order to avoid inconsistencies in the valuation of assets and liabilities which are connected with each other. Most of these assets are complex structures with embedded derivatives. On balance, a positive valuation result of € 23.2 m from the valuation of assets totalling € 487 m was recognised in the income statement.

(20) Available-for-sale financial assets

€ M	31 DEC. 2006		
	LISTED	UNLISTED	TOTAL
Debt securities	3,568	2,171	5,739
Equity instruments and other securities	326	3,633	3,958
TOTAL	**3,893**	**5,804**	**9,697**

(21) Held-to-maturity investments

€ M	31 DEC. 2006	31 DEC. 2005
Debt securities	**5,772**	**6,847**

Notes to the balance sheet continued

Held-to-maturity investments: annual changes

€ M	2006
As at 1 January 2006	6,847
Increases	179
Purchases	105
Other adjustments	74
Reductions	–1,254
Disposals	–26
Redemptions	–1,102
Disposal of consolidated subsidiaries	–4
Other adjustments	–122
As at 31 December 2006	5,772

(22) Loans and receivables with banks

€ M	31 DEC. 2006	31 DEC. 2005
Loans to central banks	1,409	3,160
Loans to banks	31,077	25,461
Current accounts and demand deposits	4,368	912
Money market placements	26,710	24,549
TOTAL	32,486	28,621
Loan loss provisions deducted from loans and receivables	6	26

Loans and receivables with banks: breakdown by maturity

€ M	31 DEC. 2006	31 DEC. 2005
Repayable on demand	6,013	4,897
With a remaining maturity of up to 3 months	16,280	14,441
over 3 months up to 1 year	2,740	5,314
over 1 year up to 5 years	5,777	2,329
over 5 years	1,676	1,641
TOTAL	32,486	28,621

The increase in other loans and receivables with banks was partly due to the fact that cash payments for sale transactions (see note 2) were not yet effected. In this item, the comparative figure for 2005 was adjusted compared with the figure published in the consolidated financial statements for 2005 because the minimum reserve of BA-CA is now included in the item Loans and receivables with banks. Moreover, the figures for 2006 for the first time include loans and receivables with international organisations which were included in loans and receivables with customers in 2005 (see note 23).

(23) Loans and receivables with customers

€ M	31 DEC. 2006	31 DEC. 2005
Loans	54,984	64,900
Current accounts	14,042	8,333
Credit cards and personal loans	5,464	4,032
Finance leases	5,613	5,934
TOTAL	**80,104**	**83,198**
Loan loss provisions deducted from loans and receivables	2,655	3,206

Loans and receivables with customers: breakdown by maturity

€ M	31 DEC. 2006	31 DEC. 2005
Repayable on demand	5,594	6,414
With a remaining maturity of		
up to 3 months	9,289	8,417
over 3 months up to 1 year	5,601	5,862
over 1 year up to 5 years	18,372	18,400
over 5 years	41,247	44,105
TOTAL	**80,104**	**83,198**

In the previous year this item included loans and receivables with international organisations which are included in the item Loans and receivables with banks in 2006 (see note 22).

Leasing business

Total gross and net investment

€ M	2006	2005
Total gross investment		
up to 1 year	1,286	1,235
1 year up to 5 years	2,694	2,686
over 5 years	2,711	3,294
	6,692	**7,216**
Total net investment		
up to 1 year	1,082	1,085
1 year up to 5 years	2,267	2,289
over 5 years	2,264	2,549
	5,613	**5,923**
Unearned finance income		
up to 1 year	204	150
1 year up to 5 years	427	397
over 5 years	447	745
	1,079	**1,293**
Unguaranteed residual values	**877**	**1,147**
Loan loss provisions*)	**123**	**136**

*) These provisions relate to finance leases, which account for almost all of Bank Austria Creditanstalt's leasing business.

Notes to the balance sheet continued

New investments in leasing business at cost developed as follows:

€ M	2006	2005
Austrian leasing business	**679**	**720**
Real estate	207	224
Equipment	472	496
International leasing business	**1,998**	**1,391**
NEW INVESTMENTS	**2,677**	**2,111**

(24) Property, plant and equipment

€ M	31 DEC. 2006	31 DEC. 2005
Assets for operational use	**839**	**1,097**
Owned	**785**	**1,055**
Land and buildings	570	778
Other	215	277
Leased	**54**	**42**
Investment property	**535**	**214**
TOTAL	**1,373**	**1,311**

Property, plant and equipment: annual changes

€ M	ASSETS FOR OPERATIONAL USE	INVESTMENT PROPERTY	2006
As at 1 January 2006	**1,097**	**214**	**1,311**
Increases	**171**	**421**	**592**
Purchases	140	222	362
Other adjustments	31	199	230
Reductions	**−429**	**−100**	**−530**
Disposals	−59	−49	−109
Writedowns	−126	−30	−156
Disposal of consolidated subsidiaries	−222	–	−222
Other adjustments	−22	−21	−43
As at 31 December 2006	**839**	**535**	**1,373**

(25) Intangible assets

€ M	31 DEC. 2006	31 DEC. 2005
Goodwill	**836**	**1,091**
Other intangible assets	217	267
of which: intangible assets generated internally	*173*	*121*
TOTAL	**1,052**	**1,358**

Intangible assets: annual changes

€ M	2006 GOODWILL	2006 INTANGIBLE ASSETS	2006 TOTAL
As at 1 January 2006	**1,091**	**267**	**1,358**
Increases	**38**	**128**	**166**
Purchases	26	118	144
Foreign currency translation differences	12	5	18
Other adjustments	–	5	5
Reductions	**–294**	**–178**	**–472**
Disposals	–	–8	–8
Writedowns	–8	–95	–103
Foreign currency translation differences	–	–2	–2
Disposal of consolidated subsidiaries	–286	–46	–332
Other adjustments	–	–26	–26
As at 31 December 2006	**836**	**217**	**1,052**

(26) Tax assets

€ M	31 DEC. 2006	31 DEC. 2005
Current tax assets	**99**	**53**
Deferred tax assets	**900**	**957**
Assets / liabilities held for trading	4	83
Other financial instruments	30	56
Property, plant and equipment / intangible assets	1	4
Provisions	473	401
Other assets/liabilities	60	62
Loans and receivables with banks and customers	43	69
Tax losses carried forward	284	282
Other	4	1
TOTAL	**998**	**1,010**

In 2006, deferred taxes were also recognised directly in equity. € 152 m (2005: € 56 m) was debited to the available-for-sale reserve and € 56 m (2005: € 29 m) was credited to the cash flow hedge reserve.

In addition, as actuarial gains and losses on pension and severance-payment obligations were not recognised in income in the reporting year, deferred tax assets of € 8 m were offset against equity in BA-CA AG.

As a result of the first-time consolidation of the subsidiaries and sub-groups referred to in note 2, and of foreign currency translation of deferred taxes and direct offsetting against reserves, part of the change in deferred taxes was not reflected in the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 284 m (2005: € 282 m). Most of the tax losses carried forward can be used without time restriction.

Notes to the balance sheet continued

In respect of tax losses carried forward in the amount of € 668 m (2005: € 650 m), no deferred tax assets were recognised because, from a current perspective, a tax benefit is unlikely to be realised within a reasonable period.

(27) Non-current assets and disposal groups classified as held for sale

In the previous year, HVB Splitska banka, a bank sold in the reporting year, was shown in this item. In the reporting year, this item shows the book value of the minority interest in Adria Bank Aktiengesellschaft, Vienna, which was previously accounted for under the equity method in the consolidated financial statements, and the book value of the equity investment, valued at cost, in Unternehmens Invest AG, Vienna, on whose sale the Management Board passed a resolution.

(28) Other assets

€ M	31 DEC. 2006	31 DEC. 2005
Positive market values of derivative hedging instruments	1,207	2,039
Other	916	872
TOTAL	**2,123**	**2,911**

(29) Deposits from banks

€ M	31 DEC. 2006	31 DEC. 2005
Deposits from central banks	**7,554**	**7,915**
Deposits from banks	**40,754**	**36,364**
Current accounts and demand deposits	8,714	6,069
Money market deposits by banks	32,040	30,295
TOTAL	**48,309**	**44,279**

Deposits from banks: breakdown by maturity

€ M	31 DEC. 2006	31 DEC. 2005
Repayable on demand	9,061	6,069
With a remaining maturity of up to 3 months	22,082	22,307
over 3 months up to 1 year	4,579	2,813
over 1 year up to 5 years	5,318	5,029
over 5 years	7,269	8,061
TOTAL	**48,309**	**44,279**

Moreover, the figures for 2006 for the first time include deposits from international organisations which were included in the item Deposits from customers in 2005 (see note 30).

(30) Deposits from customers

€ M	31 DEC. 2006	31 DEC. 2005
Current accounts and demand deposits	27,172	23,173
Other liabilities	27,797	38,779
TOTAL	**54,969**	**61,952**

Deposits from customers: breakdown by maturity

€ M	31 DEC. 2006	31 DEC. 2005
Repayable on demand	23,071	23,173
With a remaining maturity of		
up to 3 months	14,196	19,543
over 3 months up to 1 year	6,986	5,780
over 1 year up to 5 years	5,339	5,953
over 5 years	5,377	7,503
TOTAL	**54,969**	**61,952**

In the previous year this item included deposits from international organisations which are included in the item Deposits from banks in 2006 (see note 29).

(31) Debt certificates including bonds

€ M	31 DEC. 2006	31 DEC. 2005
Listed securities	**12,005**	**12,731**
Bonds	11,600	11,722
Other securities	405	1,008
Unlisted securities	**13,342**	**14,154**
Bonds	10,859	8,843
Other securities	2,484	5,311
of which: certificates of deposit	*2,339*	*1,008*
TOTAL	**25,347**	**26,885**
of which: subordinated liabilities	*5,385*	*5,400*

(32) Financial liabilities held for trading

€ M	31 DEC. 2006			31 DEC. 2005
	LISTED	UNLISTED	TOTAL	
Negative fair values of derivative financial instruments	180	5,014	5,194	6,513
Other	62	8	70	337
TOTAL	**242**	**5,022**	**5,264**	**6,850**

(33) Financial liabilities at fair value through profit and loss

€ M	31 DEC. 2006			31 DEC. 2005
	LISTED	UNLISTED	TOTAL	
Debt securities	142	1,589	1,731	1,129

This item shows liabilities in respect of which BA-CA used the option to designate financial instruments as at fair value through profit and loss in order to avoid inconsistencies in the valuation of assets and liabilities which are connected with each other. Most of these liabilities are complex structures with embedded derivatives. On balance, a negative change of € 0.7 m in the fair values of other debt securities totalling € 1,731 m was recognised in the income statement. In 2006, changes in fair values resulting from changes in our own credit rating were + € 2.9 m.

Notes to the balance sheet continued

(34) Tax liabilities

€ M	31 DEC. 2006	31 DEC. 2005
Current tax liabilities	**85**	**62**
Deferred tax liabilities	**501**	**541**
Loan loss provisions for loans and receivables with banks and customers	35	45
Assets / liabilities held for trading	1	103
Other financial instruments	431	331
Property, plant and equipment/intangible assets	19	24
Other assets/liabilities	11	20
Deposits from banks and customers	–	5
Other	4	14
TOTAL	587	603

(35) Other liabilities

€ M	31 DEC. 2006	31 DEC. 2005
Negative market values of derivative hedging instruments	1,440	1,947
Other	1,954	1,834
TOTAL	**3,394**	**3,780**

(36) Provisions

€ M	31 DEC. 2006	31 DEC. 2005
Provisions for retirement benefits and similar obligations	**3,714**	**3,654**
Other provisions	**799**	**342**
Restructuring	304	112
Other	495	230
TOTAL	**4,513**	**3,996**

The restructuring provisions in 2006 include € 231 m for restructuring and reorganisation measures explained in note 2.

Provisions for retirement benefits and similar obligations: annual changes

€ M	2006	2005
Provision as at 1 January	**3,654**	**2,943**
+/– changes in the group of consolidated companiess	–6	–3
+/– actuarial gains and losses with no effect on income	32	734
+ interest cost	151	154
+ current service cost	71	70
+ past service cost / early retirement	15	–
– payments in the reporting year	–208	–224
+/– result from plan changes	–	–23
+/– other changes	5	4
PROVISION AS AT 31 DECEMBER	**3,714**	**3,654**

(37) Equity

As at 31 December 2006, the share capital of Bank Austria Creditanstalt AG was divided into 147,021,640 no-par value bearer shares and 10,100 registered shares. The registered shares (10,000 registered shares are held by "Privatstiftung zur Verwaltung von Anteilsrechten", a private foundation under Austrian law; 100 registered shares are held by "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien", the Employees' Council Fund of the Employees' Council of employees of Bank Austria Creditanstalt AG in the Vienna area) have been a long-standing tradition and have a special status based on historical developments: for resolutions concerning spin-offs and specific mergers or specific changes in the bank's Bye-laws (Articles of Association) to be adopted at a general meeting of shareholders, the registered shareholders have to be present when the resolutions are adopted. The relevant resolutions are specified in Article 20 (13) and (14) of Bank Austria Creditanstalt's Bye-laws (Articles of Association).

As part of the bank's securities business with its customers, Bank Austria Creditanstalt acquired 4,201,654 bearer shares in Bank Austria Creditanstalt AG at the average price of € 103.77 and sold 4,191,119 shares at the average price of € 103.98. At the end of 2006, Bank Austria Creditanstalt AG and consolidated subsidiaries held shares in Bank Austria Creditanstalt AG and shares in a controlling company worth € 24,019.

Pursuant to a resolution passed at the Annual General Meeting on 19 May 2005, the Management Board is authorised, in accordance with Section 169 of the Austrian Joint Stock Companies Act, to increase the share capital by up to € 534,460,374.90 by issuing up to 73,515,870 new no-par value shares against contributions in cash or in kind, excluding or not excluding subscription rights, until 21 June 2010. On 4 December 2006, the Management Board passed a resolution, with the consent of the Supervisory Board on 21 December 2006, to make partial use of the additional authorised capital and to increase the share capital by € 399,850,000 by issuing 55,000,000 no-par value shares in exchange for the contribution in kind of the "CEE Business Unit of UniCredit", excluding subscription rights.

Additional IFRS disclosures

(38) Fair values

The following table shows the fair values of assets and liabilities. Loans and receivables with banks as well as loans and receivables with customers are stated net of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method (discounting future cash flows on the basis of current yield curves). For fixed-rate loans to, and deposits from, banks and customers with a remaining maturity of, or regular interest rate adjustment within a period of, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, the carrying amount was stated as fair value.

Fair values

€ M	2006		2005			
	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	DIFF. BETWEEN FAIR VALUE AND CARRYING AMOUNT 2006	DIFF. BETWEEN FAIR VALUE AND CARRYING AMOUNT 2005
Loans and receivables with banks	32,548	32,486	28,648	28,621	62	27
Loans and receivables with customers	80,463	80,104	83,545	83,198	359	347
Investments	17,835	17,845	18,560	18,287	−10	273
					411	**647**
Deposits from banks	48,275	48,309	44,310	44,279	−33	31
Deposits from customers	54,843	54,969	61,987	61,952	−126	36
Debt certificates including bonds	25,381	25,347	27,202	26,885	33	317
					−126	**384**
BALANCE					**537**	**263**

fair value higher than carrying amount (+)
fair value lower than carrying amount (−)

(39) Related party disclosures
a) Information on members of the Management Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Emoluments of members of the Management Board and the Supervisory Board

The emoluments paid to Management Board members in 2006 (excluding payments into pension funds) totalled € 6.30 m (comparable emoluments in 2005 totalled € 7.08 m). Of this total, € 1.98 m (2005: € 2.52 m) related to fixed salary components, and € 4.32 m (2005: € 4.56 m) related to variable salary components. Several members of the Management Board receive their emoluments from companies which are not included in the group of consolidated companies of BA-CA; these emoluments also include emoluments for activities which are not connected with the BA-CA Group but are in the interest of UniCredit Group.

Payments to former members of the Management Board and their surviving dependants (excluding payments into pension funds) totalled € 10.96 m (of which € 4.61 m was paid to former Management Board members of Creditanstalt AG, which merged with Bank Austria in 2002; € 1.88 m was paid to former Management Board members of Österreichische Länderbank AG, which merged with Bank Austria in 1991, and their surviving dependants). The comparative figure for 2005 is € 17.08 m. Emoluments paid to this group of persons for activities in subsidiaries amounted to € 0.56 m (2005: € 0.49 m).

The emoluments of the Supervisory Board members active in the 2006 business year totalled € 0.31 m (2005: € 0.33 m) for Bank Austria Creditanstalt AG, and € 0.01 m (2005: € 0.01 m) for the two credit associations.

Members of the Management Board do not hold any options on shares in Bank Austria Creditanstalt AG and did not receive any other monetary benefits from shares in Bank Austria Creditanstalt AG or Bayerische Hypo- und Vereinsbank AG.

Loans to members of the Management Board and of the Supervisory Board

Loans to members of the Management Board amounted to € 0.25 m (2005: € 0 m), overdrafts granted to them were € 0.1 m (2005: € 0.1 m). Loans to members of the Supervisory Board amounted to € 0.27 m (2005: € 2.28 m). Credit lines and overdrafts granted to Supervisory Board members totalled € 0.1 m (2005: € 1.12 m). Repayments during the business year totalled € 0.04 m (2005: € 0.05 m).

Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

Names of members of the Management Board and the Supervisory Board

Note 50 contains a list of the members of the Management Board and the Supervisory Board.

b) Relationships with unconsolidated subsidiaries and other companies in which an equity interest is held

All related-party banking transactions were effected on market terms.

The largest transaction with a related party in the financial year was the sale of Bank BPH to UniCredit (see note 2).

In the reporting year, the syndicate agreement with HVB, "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" and "AV-Z Stiftung" (Bank of the Regions Agreement) was replaced by a new agreement (Restated Bank of the Regions Agreement) between UniCredit, "AV-Z Stiftung" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien".

In the Restated Bank of the Regions Agreement, the contracting parties "Privatstiftung zur Verwaltung von Anteilsrechten" (AV-Z Stiftung) and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" have given an undertaking to UniCredit to the effect that if they want to sell BA-CA shares, they will first offer such shares to UniCredit. UniCredit also has a right of preemption in the case of an intended sale of such BA-CA shares. For the duration of this agreement (10 years), AV-Z Stiftung has a right to nominate two members of the Supervisory Board, and thereafter one member of the Supervisory Board for the duration of the guarantee issued by the Municipality of Vienna and AV-Z Stiftung.

From the date of the capital increase in 2003, HVB held 77.53 % of the shares in Bank Austria Creditanstalt AG. Since November 2005, UniCredit S.p.A., Genoa (UniCredit) has held a direct interest of 17.45 % in Bank Austria Creditanstalt AG. On the basis of these directly held shares and the shares held indirectly through Bayerische Hypo- und Vereinsbank AG, Munich, UniCredit holds 94.98 % of the share capital and voting rights of BA-CA AG. On 9 January 2007, HVB sold its shares in BA-CA AG to UniCredit (see note 4, Events after the balance sheet date).

Additional IFRS disclosures continued

As at 31 December 2006, one Management Board member of HVB was a member of the Supervisory Board of BA-CA AG (the same member is a member of UniCredit's Management Committee), one Management Board member of BA-CA AG was also a member of HVB's Management Board from 23 February 2006.

As at 31 December 2006, there were the following interlocking relationships with UniCredit:

- The Chairman of the Supervisory Board of BA-CA AG is a member of the Board of Directors and a member of the Management Committee of UniCredit.
- A further six members of the Supervisory Board of BA-CA AG are members of the Management Committee of UniCredit (one of them is also a member of the Management Board of HVB).
- Two members of the Management Board of BA-CA AG were members of the Management Committee of UniCredit S.p.A.

The following tables show the amounts of Bank Austria Creditanstalt's loans and receivables with, and deposits from, the parent company and unconsolidated subsidiaries.

Receivables with the parent company and unconsolidated subsidiaries

	PARENT COMPANY AND SUBSIDIARIES	
€ M	2006	2005
Financial assets held for trading	1,224	1,772
Investments	1,037	114
Loans and receivables with banks	6,260	2,835
Loans and receivables with customers	559	804
Other assets	454	724
RECEIVABLES	**9,535**	**6,249**

Amounts owed to the parent company and unconsolidated subsidiaries

	PARENT COMPANY AND SUBSIDIARIES	
€ M	2006	2005
Deposits from banks	8,168	5,018
Deposits from customers	143	682
Debt certificates including bonds	645	349
Financial liabilities held for trading	637	1,078
Other liabilities	450	650
AMOUNTS OWED	**10,043**	**7,777**

Loans and receivables with banks include the purchase price receivable from UniCredit under the sale of Bank BPH (see note 2).

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten ("AV-Z Stiftung", the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung – Zentralsparkasse")
In the reporting year, the syndicate agreement between HVB and the Private Foundation (Bank of the Regions Agreement) was replaced by a new agreement ("Restated Bank of the Regions Agreement") between UniCredit, the Private Foundation and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien". Under Section 92 (9) of the Austrian Banking Act,

the Private Foundation serves as deficiency guarantor for all liabilities of BA-CA AG in the event of the company's insolvency. The board of trustees of the Private Foundation has 14 members. These included four members of the Supervisory Board of BA-CA AG, except for the period from 22 April to 4 May 2006, when three members of the Supervisory Board of BA-CA AG were members of the board of trustees.

Municipality of Vienna

After the change in the legal form of Anteilsverwaltung-Zentralsparkasse into a private foundation in 2001, the Municipality of Vienna serves as deficiency guarantor for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG (then Bank Austria Aktiengesellschaft) which were entered into prior to and including 31 December 2001. In the audit report to be prepared under Austrian legal liability provisions on an annual basis, the Savings Bank Auditing Association has always confirmed that the guarantee is not likely to be enforced.

B & C Privatstiftung

The board of trustees of this foundation has three members. Since 23 October 2006, one of them has been a member of the Management Board of BA-CA AG.

Immobilien Privatstiftung

The board of trustees of this foundation has three members. Since 23 October 2006, one of them has been a member of the Management Board of BA-CA AG.

(40) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2006. The business segments are presented as independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on organisational responsibility for customers.

As part of the standardisation of internal control within UniCredit Group, segments and methods are presented in a standardised form. All changes have been calculated for the previous year and for all preceding quarters to make a comparison meaningful.

Retail

Responsibility for the Retail Division covers Bank Austria Creditanstalt AG's business with private customers and small businesses and the credit card business.

Private Banking & Asset Management

The new Private Banking & Asset Management Division comprises the subsidiaries BANK*PRIVAT*, Schoellerbank AG, Asset Management Gesellschaft AMG and Pioneer Investments Austria.

Corporates

The Corporates Division covers the previous Large Corporates (multinational corporates, financial institutions, public sector) and Real Estate segment, business with medium-sized companies and customers using specific products (e.g derivatives) as well as the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH and the leasing business of the Bank Austria Creditanstalt Leasing Group.

CEE
The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in the region of Central and Eastern Europe.

Markets and Investment Banking
The Markets and Investment Banking Division essentially comprises the treasury activities of Bank Austria Creditanstalt AG.

Corporate Center
"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise. Goodwill arising on acquisitions is also assigned to the individual business segments.

The result of each business segment is measured by the net profit before tax and the net profit after tax earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments. The segment reporting data also show the net profit after tax.

Changes in methods:
The interest rate applied to investment of equity allocated to the business segments has been reduced and corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process. As a result of this change, the amount of notional income from investment of capital allocated to the divisions is lower compared with the method used so far, while net interest income in the Corporate Center increases.

As part of the standardisation of capital allocation in UniCredit Group, the factor used for calculating the market risk equivalent was increased to 12.5 %.

The reference interest rate for the valuation of assets on which interest is not being accrued and for writedowns was also changed from the 1-month money market rate to a standard rate, which is applied to the current financial year on a fixed basis.

At BA-CA AG, overhead costs have so far been allocated proportionately on the basis of the segment result before overhead costs. Under the new method, overhead costs are allocated proportionately to direct and indirect costs.

Capital allocated to the business segments in BA-CA AG continues to amount to 7 % of risk-weighted assets. Capital allocation to subsidiaries reflects the equity capital actually available; equity capital is no longer standardised.

For the 2006 financial year, all capital gains are recognised in the Corporate Center business segment.

Segment reporting 1–12 2005 / 1–12 2006

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1–12 2006**	**768**	**14**	**653**	**1,048**	**124**	**73**	**2,681**
	1–12 2005	**772**	**14**	**663**	**932**	**150**	**30**	**2,560**
Net fee and commission income	1–12 2006	535	124	374	588	70	–25	1,667
	1–12 2005	479	123	303	519	40	–7	1,457
Net trading income	1–12 2006	–1	1	–	106	201	42	348
	1–12 2005	3	2	–1	132	118	10	264
Net other operating income/expenses	1–12 2006	–19	31	32	–17	6	33	66
	1–12 2005	–	–1	41	–23	–33	–	–16
Net non-interest income	**1–12 2006**	**514**	**156**	**406**	**677**	**277**	**50**	**2,081**
	1–12 2005	**482**	**125**	**343**	**628**	**125**	**3**	**1,706**
TOTAL REVENUES	**1–12 2006**	**1,283**	**171**	**1,059**	**1,725**	**402**	**123**	**4,762**
	1–12 2005	**1,254**	**138**	**1,006**	**1,560**	**274**	**33**	**4,266**
OPERATING EXPENSES	**1–12 2006**	**–978**	**–105**	**–436**	**–917**	**–167**	**–154**	**–2,757**
	1–12 2005	**–1,147**	**–90**	**–432**	**–828**	**–99**	**–61**	**–2,658**
OPERATING PROFIT	**1–12 2006**	**305**	**66**	**623**	**808**	**235**	**–31**	**2,005**
	1–12 2005	**107**	**48**	**573**	**733**	**175**	**–27**	**1,608**
Provisions for risks and charges	1–12 2006	–6	–1	1	–6	–6	–94	–111
	1–12 2005	7	1	–3	5	1	–21	–9
Goodwill impairment	1–12 2006	–8	–	–	–	–	–	–8
	1–12 2005	–4	–	–	–	–	–	–4
Net writedowns of loans and provisions for guarantees and commitments	1–12 2006	–414	1	–124	–141	1	–2	–679
	1–12 2005	–302	2	–86	–116	10	2	–491
Net income from investments	1–12 2006	6	–1	7	5	7	2,289	2,313
	1–12 2005	–1	15	158	126	19	–13	305
Integration costs	1–12 2006	–1	–1	–	–12	–31	–203	–248
	1–12 2005	–90	–2	–	–7	–	–9	–108
PROFIT BEFORE TAX	**1–12 2006**	**–119**	**63**	**507**	**655**	**207**	**1,960**	**3,272**
	1–12 2005	**–283**	**64**	**642**	**741**	**206**	**–68**	**1,301**
Income tax	1–12 2006	34	–12	–115	–134	–46	132	–140
	1–12 2005	68	–15	–165	–127	–36	49	–226
NET PROFIT FOR THE PERIOD	**1–12 2006**	**–85**	**51**	**393**	**520**	**161**	**2,092**	**3,132**
	1–12 2005	**–215**	**49**	**477**	**614**	**170**	**–19**	**1,075**
Risk-weighted assets (average, Austrian Banking Act)	1–12 2006	16,564	441	31,768	24,720	3,266	3,014	79,773
	1–12 2005	16,280	502	30,873	21,556	4,689	3,288	77,189
Equity allocated (average)	1–12 2006	1,184	172	2,469	3,639	311	481	8,257
	1–12 2005	1,170	156	2,336	3,471	328	–172	7,290
Return on equity before tax in %	*1–12 2006*	*–10.1*	*36.5*	*20.5*	*18.0*	*66.4*	*n.m.*	*39.6*
	1–12 2005	*–24.2*	*40.8*	*27.5*	*21.3*	*62.7*	*n.m.*	*17.9*
Return on equity after tax before deduction of minority interests in %	*1–12 2006*	*–7.2*	*29.8*	*15.9*	*14.3*	*51.7*	*n.m.*	*37.9*
	1–12 2005	*–18.4*	*31.1*	*20.4*	*17.7*	*51.8*	*n.m.*	*14.8*
Cost/income ratio in %	*1–12 2006*	*76.2*	*61.6*	*41.2*	*53.2*	*41.6*	*n.m.*	*57.9*
	1–12 2005	*91.5*	*65.3*	*43.0*	*53.0*	*36.2*	*n.m.*	*62.3*
Risk/earnings ratio in %	*1–12 2006*	*53.9*	*n.m.*	*18.9*	*13.4*	*n.m.*	*n.m.*	*25.3*
	1–12 2005	*39.1*	*n.m.*	*13.0*	*12.4*	*n.m.*	*n.m.*	*19.2*

*) not meaningful

Additional IFRS disclosures continued

(41) Loans on which interest is not being accrued

Within Bank Austria Creditanstalt, loans and receivables are put on a non-accrual status if they are not expected to produce interest income inflows in the subsequent period. An adequate loan loss provision is made for such loans and receivables. At the balance sheet date, loans and receivables with customers on which interest was not being accrued amounted to € 2,358 m (2005: € 3,228 m).

(42) Assets pledged as security

As at 31 December 2006, assets pledged by Bank Austria Creditanstalt totalled € 19,736 m (2005: € 22,833 m).

(43) Subordinated assets

€ M	2006	2005
Loans and receivables with banks	1,130	1,027
Loans and receivables with customers	419	403
Financial assets held for trading	685	729
Bonds and other fixed-income securities	473	640

(44) Assets and liabilities in foreign currency

€ M	2006		2005	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
USD	16,193	17,688	9,235	5,498
JPY	858	551	1,303	1,928
CHF	15,571	15,214	16,266	15,161
Other	16,735	14,612	24,480	17,454
TOTAL – FOREIGN CURRENCIES	**49,357**	**48,064**	**51,284**	**40,041**

(45) Trust assets and trust liabilities

€ M	2006	2005
Loans and receivables with banks	46	47
Loans and receivables with customers	785	831
Debt securities	8,766	2,985
Other assets	3,853	6,794
TRUST ASSETS	**13,450**	**10,657**
Deposits from banks	225	221
Deposits from customers	12,607	9,983
Debt certificates including bonds	374	299
Other liabilities	244	153
TRUST LIABILITIES	**13,450**	**10,657**

(46) Repurchase agreements

Under repurchase agreements, financial assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,565 m (2005: € 4,240 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevant assets continue to be recognised in its balance sheet at their fair values. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet.

(47) Contingent liabilities and commitments

€ M	2006	2005
Contingent liabilities	11,628	12,561
Commitments	11,631	11,187
TOTAL	**23,259**	**23,748**

(48) List of selected subsidiaries and other equity interests

The list of unconsolidated subsidiaries required under the Austrian Commercial Code / Austrian Banking Act is included in the notes to the financial statements of Bank Austria Creditanstalt AG as at 31 December 2006. The notes have been lodged with the Austrian Register of Firms, a public register at the Commercial Court of Vienna (Handelsgericht Wien).

(48a) Consolidated companies

COMPANY	OWNERSHIP INTEREST IN %
Asset Management GmbH, Vienna[1]	100.00
AWT International Trade AG,Vienna	100.00
BA-CA Administration Services GmbH, Vienna[1]	100.00
BACA Export Finance Limited, London	100.00
Banca Comerciala HVB Tiriac S.A., Bucharest	50.11
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	99.98
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98
Bank Austria Creditanstalt Real Invest GmbH, Vienna[1]	94.95
Bank Austria Creditanstalt Wohnbaubank AG, Vienna[1]	100.00
Bank Austria Trade Services Gesellschaft m.b.H., Vienna[1]	100.00
Banking Transaction Services s.r.o., Prague	100.00
BANK*PRIVAT* AG, Vienna[1]	100.00
CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna[1]	100.00
CA IB International Markets AG, Vienna[1]	100.00
CA IB International Markets Ltd., London	100.00
CABET-Holding-Aktiengesellschaft, Vienna[1]	100.00
Domus Bistro GmbH, Vienna	100.00
Domus Clean Reinigungs GmbH, Vienna	100.00
DOMUS FACILITY MANAGEMENT GmbH, Vienna[1]	100.00
Hebros Bank AD, Plovdiv	99.91
HVB Bank Biochim AD, Sofia	99.80
HVB Bank Czech Republic a.s., Prague	100.00
HVB Bank Hungary Rt., Budapest	100.00
HVB Bank Slovakia a.s., Bratislava	100.00
HVB Banka Srbija i Crna Gora A.D. Belgrade	99.84
HVB Central Profit Banka d.d., Sarajevo	80.87
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna[1]	99.00
Nova banjalučka banka a. d., Banja Luka	90.93
Pioneer Investments Austria GmbH, Vienna[1]	100.00
Schoellerbank Aktiengesellschaft, Vienna	100.00
UniCredit CA IB Polska Spolka Akcyjna, Warsaw	100.00
UNIVERSALE International Realitäten GmbH, Vienna	100.00
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna[1]	50.10
WAVE Solutions Information Technology GmbH, Vienna[1]	100.00

1) Group of companies with Bank Austria Creditanstalt AG pursuant to Section 9 of the Austrian Corporation Tax Act

Additional IFRS disclosures continued

The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, Bank Austria Creditanstalt's ownership interest in subsidiaries holding shares in the target company is not taken into account.

(48b) Investments in associated companies accounted for under the equity method

INVESTMENTS VALUED AT EQUITY NAME AND DOMICILE OF COMPANY	ADD-%	EQUITY CAPITAL IN € THSD
Adria Bank Aktiengesellschaft, Vienna, AT	25.53	30,316
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck, AT	47.38	499,986
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, AT	24.10	369,950
BKS Bank AG, Klagenfurt, AT	36.03	411,466
Oberbank AG, Linz, AT	33.59	824,000
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna, AT	49.15	394,518

(48c) Investments in associated companies not accounted for under the equity method

In the 2006 financial year, aggregate total assets of associated companies in which Bank Austria Creditanstalt held investments which were not accounted for under the equity method were € 2,189 m. Aggregate equity capital of these companies amounted to € 160.0 m. The combined net profit of these companies was € 30.2 m.

(49) Employees

In 2006 and 2005, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents*):

Employees

	2006	2005
Salaried staff	30,884	30,141
Other employees	109	194
TOTAL	**30,993**	**30,335**
of which: in Austria	*11,118*	*11,291*
of which: abroad	*19,875*	*19,044*

*) Average full-time equivalents of staff employed in the BA-CA Group (consolidated companies), excluding apprentices and employees on unpaid sabbatical or maternity/paternity leave

(50) Supervisory Board and Management Board

In the reporting year, the following persons were members of the Management Board of Bank Austria Creditanstalt AG: Willibald CERNKO, Stefan ERMISCH (until 31 March 2006), Thomas GROSS (from 1 October 2006), Erich HAMPEL (as Chairman and Chief Executive Officer), Wilhelm HEMETSBERGER, Werner KRETSCHMER (from 4 May 2006), Andrea MONETA (from 4 May 2006), Regina PREHOFER, Johann STROBL, Robert ZADRAZIL (from 26 January 2006).

In the reporting year, the following persons were members of the Supervisory Board of Bank Austria Creditanstalt AG: Erich BECKER (until 4 May 2006), Alberto CRIPPA (until 25 January 2006), Sergio ERMOTTI (from 25 January 2006), Armin Gebhard FEHLE (until 4 May 2006), Paolo FIORENTINO (from 4 May 2006), Dario FRIGERIO (from 4 May 2006), Hedwig FUHRMANN (until 21 April 2006), Wolfgang HEINZL, Rudolf HUMER (Deputy Chairman, until 4 May 2006), Martina ICHA (from 21 April 2006), Michael KEMMER (until 25 January 2006), Heribert KRUSCHIK (from 1 January 2006), Adolf LEHNER, Gerhard MAYR (until 4 May 2006), Michael MENDEL (Chairman, until 25 January 2006), Roberto NICASTRO (from 4 May 2006), Vittorio OGLIENGO (from 4 May 2006), Emmerich PERL, Alessandro PROFUMO (from 25 January 2006, Chairman from 13 July 2006), Franz RAUCH (Deputy Chairman from 13 July 2006), Carlo SALVATORI (Chairman, from 25 January 2006 until 13 July 2006), Karl SAMSTAG (from 4 May 2006), Gerhard SCHARITZER (from 4 May 2006), Thomas SCHLAGER, Veit SORGER (until 4 May 2006), Wolfgang SPRISSLER.

Risk report

(51) Overall risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group. In performing these tasks, Bank Austria Creditanstalt works closely with the risk control and risk management units of HypoVereinsbank and with the responsible units of UniCredit on the basis of the new group structure. In this context, Bank Austria Creditanstalt supports UniCredit's ongoing projects which are aimed at establishing uniform group-wide risk controlling procedures.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk management into the following categories:
- Market risk (51a)
- Liquidity risk (51b)
- Counterparty risk (51c)
- Credit risk (including real estate risk; 51d)
- Operational risk (51e)
- Business risk (51f)
- Risks arising from the bank's shareholdings and equity interests (51g)

The Management Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Management Board is supported by specific committees and independent risk management units. All risk management activities of Bank Austria Creditanstalt are combined within a management function at Management Board level directed by the Chief Risk Officer (CRO) and comprise secondary lending decisions in the Credit Management department, the treatment of problem loans in the Special Accounts Management department, and strategic risk management in the Strategic Risk Management department. Active credit portfolio management activities have been combined within a single unit (Credit Trading) directly reporting to the Chief Financial Officer (CFO).

Strategic Risk Management is in charge of developing and implementing the methods of risk and income measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements of the German banking supervisory authority applicable to trading activities; developing and maintaining general policies; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit Management is reponsible for portfolio management, risk control and risk monitoring of the credit portfolio including credit ratings of corporate customers in CEE and SEE, and for preparing local accounts analyses and corporate analyses as well as collecting and evaluating sectoral information.

The responsibilities of Special Accounts Management include the management and settlement of non-performing loans. Activities focus on analysing and evaluating business and legal risks as a basis for preparing, obtaining approval for and implementing exposure strategies. In these activities, the department uses specific restructuring expertise which is also made available to banking subsidiaries.

The Asset/Liability Committee (ALCO) is responsible for the management of balance-sheet structure positions, it controls liquidity risk and deals with cross-divisional risk management issues arising between sales units and overall bank management as well as with the results of the credit portfolio model and operational risk. Control of market risk of the trading books is ensured by the Market Risk Committee (MACO), which meets once a week. MACO deals with short-term business management issues relating to the presentation and discussion of the risk/earnings position of Markets & Investment Banking and with limit adjustments, product approvals and positioning decisions. MACO also deals with methodological issues concerning the determination of counterparty risk. In addition, the general framework and limits for banking subsidiaries are defined by MACO. Credit risk is assessed by the credit committee.

The Management Board of Bank Austria Creditanstalt sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MACO, which holds a meeting every week, makes limit decisions at the operational level and analyses the risk and earnings positions of the bank's Market & Investment Banking units. ALCO performs analyses and makes decisions with regard to business activities closely connected with customer business (in particular, balance sheet structure, liquidity, operational risk, and risk management issues arising between sales units and overall bank management). The decisions and results of these committees are reported directly to the bank's full Management Board. Strategic Risk Management, an independent department separate from the business divisions up to Management Board level, is in charge of preparing analyses and monitoring compliance with limits. In 2006, the Markets & Investment Banking division and Strategic Risk Management successfully implemented the first part of a joint project for counterparty risk calculation. Further activities in this context are to be completed in 2007.

The Bank Austria Creditanstalt Group applies the principle of value-based management. In line with this principle, for pricing purposes in business and customer relations (micro control), capital employed (comprising both the Tier 1 capital required pursuant to the Austrian Banking Act and economic capital) is expected to yield a specific return.

Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. For micro-control purposes, economic capital for credit risk is calculated using value-at-risk methodologies. These unexpected losses over a period of one year are calculated with a confidence level of 99.95 %.

Additionally, value-at risk methodologies are used in the BA-CA Group for calculating or planning economic capital for all specified types of risk (market risk, credit risk, risks arising from shareholdings and equity interests, real estate risk, operational risk, business risk).

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of HVB Group and of the entire UniCredit Group. This ensures overall risk management across the group. Under UniCredit's leadership, initiatives were launched in 2005 within the new group with a view to standardising the methods and tools used for risk measurement and risk management. Work in this area continued and made rapid progress in 2006. With regard to market risk, activities focused on value-at-risk (VaR) calculation, standardised VaR limits, the standardisation of performance measurement, regular presentation of exposures on the basis of sensitivities and stress analyses. Activities related to credit risk included defining group-wide credit corporate governance rules and, in the development of models, identifying those areas where group-wide procedures are to be jointly developed in the future. Moreover, in the context of lending decisions, a process combining various risk positions was established to obtain a general impression.

Risk report continued

(51a) Market risk

Market risk management encompasses all activities in connection with our Markets & Investment Banking operations and management of the balance sheet structure in Vienna and at Bank Austria Creditanstalt's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Management Board and the committees (including MACO) designated by the Management Board. At Bank Austria Creditanstalt, market risk management includes ongoing reporting on the risk position, limit utilisation, and the daily presentation of results of Markets & Investment Banking operations.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk, other factors of equal importance are stress-oriented volume and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by Strategic Risk Management. Ongoing refinement work includes reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Management Board and by MACO, and adjusting the system to general market developments. In this context a product introduction process has been established in which risk managers play a decisive role in approving a new product. The "NoRISK" risk model, approved by the supervisory authorities since 1998, is used for computing capital requirements; in contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (confidence interval of 99%, 10-day holding period) and additionally the multiplier determined as part of the model review is applied. In 2006, the banking supervisory authorities approved an extension of the model in the area of commodities position risk. This means that the internal "NoRISK" model now also covers this area in the reporting of capital resources. Thus the system comprises all major risk categories: interest rate risk and equity position risk (both general and specific risk), exchange rate risk and commodities position risk.

Regular and specific stress scenario calculations complement the information provided to MACO/ALCO and the Management Board. In 2006, the stress scenarios were extended to include macro scenarios with a view to taking better account of global developments. Stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of such fluctuations and a liquidity disruption in specific products and risk factors on the bank's results. These assumptions of extreme movements are dependent on currency, region, liquidity and the credit rating, and are set by Strategic Risk Management on a discretionary basis.

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in IFRS-based profit and the marking to market of all investment positions regardless of their recognition in the IFRS-based financial statements ("total return"). The results are available to Bank Austria Creditanstalt's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency. Strategic Risk Management strongly supports efforts to implement the new regulatory approach to prudent valuation in the trading book.

In Vienna, Bank Austria Creditanstalt uses the "MARCONIS" system developed by the bank itself to completely and systematically review the market conformity of its trading transactions. This tool is also used by all CEE banking subsidiaries with market risk activities.

The results of the internal model based on VaR (1 day, confidence interval of 99 %) for 2006 moved in a range between € 15 m and € 25 m for the BA-CA Group, with minor fluctuations during the year. The average VaR was € 19.8 m, slightly higher than the comparative figure for the previous year and significantly lower than in 2004 (2004: € 24.6 m, 2005: € 16.8 m). As in previous years, the risk report includes the non-trading driven equity positions of the bank's investment books and the hedge-fund positions. Credit spread risk continued to account for most of the total risk of the Bank Austria Creditanstalt Group.

VaR of the Bank Austria Creditanstalt Group 2004–2006
(in € m)


45
40
35
30
25
20
15
10
avg. 24.6
avg. 16.8
avg. 19.8
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sep. 05
Oct. 05
Nov. 05
Dec. 05
Jan. 06
Feb. 06
March 06
April 06
May 06
June 06
July 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06

VaR of the Bank Austria Creditanstalt Group by risk category (in € m)

RISK CATEGORY	MINIMUM	AVERAGE	MAXIMUM	YEAR-END
Interest rate risk	3.0	5.9	10.9	6.4
Credit spread	10.2	13.7	17.4	12.9
Exchange rate risk	0.3	2.0	5.2	1.1
Equity risk/trading	1.1	2.4	5.0	1.8
Emerging markets/high yield	1.4	2.4	3.5	2.3
Commodities position risk	0.0	0.1	0.3	0.0
Hedge funds	3.8	5.3	6.8	5.3
Equity risk/investment	4.4	6.3	9.0	6.4
Total 2006	**15.3**	**19.8**	**24.7**	**19.6**
Total 2005	**13.2**	**16.8**	**22.7**	**17.1**
Total 2004	**18.2**	**24.6**	**43.0**	**21.8**

In addition to VaR, risk positions of the Bank Austria Creditanstalt Group are limited through volume limits. As part of daily risk reporting, detailed "Trader Reports" are prepared for a large number of portfolios, with updated and historical information made available to all risk-takers and the respective heads of departments via the Intranet. The comprehensive statistical data on VaR made available in addition to limit-relevant 99 % quantile figures include the average of scenario results beyond the 99 % quantile mark, providing an indication of the magnitude of events for which the probability of occurrence is very low. In addition to limit-relevant overall simulation runs, the results of about 30 partial simulation runs are recorded daily in the risk database. Partial simulation runs simulate specific risk classes while keeping others constant. The combination of portfolios and partial simulation runs enable the bank to analyse all major risk components on a daily basis and over time; analyses of the most important components are shown in the daily Trader Reports and are partly also visualised by means of QQ plots (the illustrations below show an extract from the results made available as at 29 December 2006).

Trader Reports: VaR details

SIMULATION TYPE	AVERAGE NPV$^{\Delta}$	MEDIAN NPV$^{\Delta}$	2.33 STANDARD DEVIATIONS	99% QUANTILE	ERROR NEAR QUANTILE	AVERAGE BEYOND 99%	SKEW	KURTOSIS
All major risk categories	−146,539	−197,857	16,551,822	**−18,052,673**	2,578,676	−21,005,113	0.03	0.55
Interest rate risk	−303,992	−295,584	5,576,813	**−6,387,394**	471,031	−7,267,380	0.01	0.52
Credit spread	607,504	654,173	11,333,622	**−12,891,406**	698,603	−14,220,514	0.04	1.57
Exchange rate risk	−225,959	−256,661	955,442	**−1,116,165**	64,340	−1,209,740	0.82	2.52
Equity risk/trading	−81,734	−138,564	1,758,870	**−1,814,684**	254,390	−2,231,001	0.60	2.17
Emerging markets / high yield	−116,588	−129,308	2,251,745	**−2,265,219**	152,624	−2,603,630	0.59	2.82
Hedge funds	−115,998	−148,315	4,721,402	**−5,323,961**	454,026	−6,076,371	0.03	0.52
Equity risk/investment	15,247	25,750	6,468,353	**−6,412,281**	453,192	−7,260,824	0.16	0.60
Vega	27,317	9,412	1,490,815	**−1,589,605**	140,628	−2,136,733	0.04	2.49
MAJOR RISK CATEGORIES + VEGA				**−19,642,278**				

Spread incl. residual variance


Confidence level
99.9%
99.0%
95.0%
80.0%
50.0%
20.0%
5.0%
1.0%
0.1%
−14,593
−9,728
−4,864
0
4,864
9,728
14,593
19,457
24,321
Profit/loss in € 1,000

Equities incl. residual variance (EQ)


−2,265
−1,510
−755
0
755
1,510
2,265
3,020
3,774
Profit/loss in € 1,000

Foreign exchange interest rate excl. spreads


Confidence level
99.9%
99.0%
95.0%
80.0%
50.0%
20.0%
5.0%
1.0%
0.1%
−7,280
−4,853
−2,427
0
2,427
4,853
7,280
Profit/loss in € 1,000

Foreign exchange


−1,230
−820
−410
0
410
820
1,230
1,640
2,050
Profit/loss in € 1,000

"QQ plots" visualise the distribution of net-present-value results per simulation run. The simulated profits/losses are plotted on the x-axis, the related cumulative probabilities (quantiles) on the y-axis. The straight red line helps to make a comparison with the normal distribution (e.g. fat-tail deviations from this line show where simulation results of a specific magnitude occur with disproportionately low/high frequency compared with the normal distribution).

Apart from VaR figures, daily reporting shows details of volume-oriented sensitivities which are compared with the respective limits. The most important detailed presentations include: basis point results (interest rate / spread changes of 0.01 %) by maturity band, FX sensitivities and sensitivities in equities and emerging-market/high-yield positions (by issue, issuer and market). Risk management is performed with details varying according to the risk-takers. In the interest rate sector, for example, basis point limits per currency and maturity band, basis point totals per currency and/or per maturity segment (total of absolute basis point values) are used for risk management.

Risk report continued

As at 29 December 2006, the entire interest rate position of the Bank Austria Creditanstalt Group (trading and investment) for major currencies was composed as follows (the table below shows basis point values over € 500):

Basis point values of the Bank Austria Creditanstalt Group

		AS AT 29 DECEMBER 2006						ANNUAL AVERAGE, MINIMUM/MAXIMUM		
IN €		UP TO 1 MONTH	1 MONTH TO 2 MONTHS	3 MONTHS TO 1 YEAR	1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM	MINIMUM	ABSOLUTE AVERAGE
Western Europe	EUR	−22,478	−112,958	−17,858	90,598	−514,539	−577,235	113,775	−1,076,894	444,205
	CHF	15,118	132,727	−322	−36,652	−9,797	101,073	142,395	−144,027	74,034
	GBP	−692	−15,059	−62,595	23,930	−22,059	−76,475	3,293	−102,053	67,901
	DKK	−78	540	983	−783	–	662	9,266	−2,355	3,093
	SEK	242	173	2,947	11	–	3,374	6,870	−4,271	2,913
	NOK	−16	−47	−655	4	–	−714	4,229	−1,119	1,051
New EU countries	CZK	−3,085	−3,514	−32,310	9,431	−988	−30,439	115,438	−30,439	59,246
	HUF	2,147	−9,137	2,220	−7,133	−31,536	−43,440	28,885	−168,054	34,787
	PLN	−567	−16,148	5,106	38,472	−11,605	15,258	111,623	−73,848	29,390
	SIT	−551	−1,270	−2,333	−28,721	−42,180	−75,056	−24,727	−82,318	52,458
	SKK	−752	−7,251	6,770	−17,976	89,617	70,408	129,583	48,308	83,443
	BGN	−1,245	−1,926	−625	−2,429	−6,153	−12,377	−12,140	−28,994	17,272
	RON	−467	289	−1,593	−11,810	8	−13,573	24,199	−15,583	5,376
Non-EU incl. Turkey	BAM	−107	−20	7	457	–	337	1,974	−1,898	1,134
	HRK	122	−120	−5,971	−175	−41	−6,186	16,589	−12,257	2,193
	RSD	−430	−197	−1,517	−240	–	−2,384	2,356	−2,384	798
	RUB	1,151	439	−4,609	−1,935	–	−4,954	5	−7,335	1,750
	TRY	73	73	−213	−9,182	7,127	−2,121	3,729	−22,712	6,839
	UAH	4	−8	−307	−2,433	–	−2,744	−1,411	−3,624	2,469
Overseas – highly developed countries	USD	5,393	−67,868	−55,561	−505,549	412,619	−210,965	−81,819	−317,231	183,257
	CAD	−49	−1,382	−7,227	−8	9	−8,657	21,353	−22,750	13,736
	AUD	220	−3,272	1,129	2,665	−4	737	3,630	−15,183	5,001
	NZD	−416	134	–	−3	–	−286	781	−8,277	3,433
	JPY	16	9,455	7,780	17,042	−6,999	27,293	102,476	24,229	61,550
Other countries	HKD	−43	−6	70	2,567	393	2,982	2,982	−15	770
	ISK	3	158	287	–	–	448	585	131	338
	ZAR	−302	−301	197	89	–	−317	5,790	−10,919	824
	XAG	–	–	–	–	–	–	757	−3	301
	XAU	−753	376	2,004	12,385	–	14,012	57,060	−27	32,629
	BPV<500	49	−57	−178	–	–	−186	31	−237	276
TOTAL		**−7,468**	**−96,178**	**−164,373**	**−427,377**	**−136,128**	**−831,524**			**1,192,469**

In 2006, Bank Austria Creditanstalt's positions again focused on EUR and on USD, GBP, CHF and JPY. Positions in Central, South and East European currencies reflect BA-CA's activities in this region, with basis-point utilisation levels highest in the new EU countries and significantly lower in currencies of non-EU countries.

By analogy to the detailed presentation of basis point positions in the interest rate sector, daily reporting presents details of credit spread by curve and maturity band (the bank currently uses about 500 credit spread curves for its risk calculations).

Spread basis-point values of the Bank Austria Creditanstalt Group

IN €	SECTOR	ANNUAL AVERAGE, MINIMUM / MAXIMUM		
		MAXIMUM	MINIMUM	ABSOLUTE AVERAGE
Main sectors	Financial services	−1,991,957	−2,662,041	2,282,291
	ABS and MBS	−1,317,126	−2,073,062	1,505,658
Corporates	Industrial	−180,918	−392,993	293,763
	Automobiles	−38,396	−151,804	71,215
	Consumer goods	−3,573	−90,411	59,508
	Pharmaceutical	−3,568	−113,875	50,786
	Telecommunications	61,740	−121,579	57,026
	Energy & utilities	−91,700	−189,133	128,132
	Other (e.g. merchandising)	63,957	−694,494	105,005
Treasury-near	Treasuries – EU	−1,073,250	−1,707,055	1,372,924
	Treasuries – new EU countries	−389,943	−1,028,837	850,774
	Treasuries – CEE & emerging markets	−18,869	−83,108	39,157
	Treasuries – developed countries overseas	60,522	−41,489	11,674
	Treasuries – agencies & supranationals	−5,251	−101,688	12,463
	Municipals & German Jumbo	−217,130	−1,639,541	1,409,576

Corporates and financials of investment grade account for the largest part of the Bank Austria Creditanstalt Group's credit spread positions. Within investment grade positions, financial services companies with comparatively good ratings and ABS and MBS positions with excellent ratings predominate. In Treasury-near sectors, core EU countries and municipals (including German Jumbo issues) account for the highest proportion, followed by Treasuries of the new EU member states.

Trading in high-yield bonds, which has been part of Markets & Investment Banking for several years, is not included in the above table. Trading in high-yield bonds comprises emerging markets investments and corporate high-yield bonds below investment grade. Trading in these two portfolios is managed through general VaR limits and a multi-stage limit system limiting positions in individual corporates, industries, rating classes and countries. At the end of 2006, Russia (and neighbouring CIS countries) accounted for 57 % of the emerging markets portfolio, Latin America represented 20 % of the total volume, CEE countries (incl. Turkey) 17 %, Asia 6 % and Africa 1 %. As at 29 December 2006, the high-yield portfolio was dominated by positions in rating category B (61 %).

Bank Austria Creditanstalt has invested in hedge funds through its subsidiary Bank Austria Cayman Islands since 1999. Market-neutral and event-driven strategies account for the highest proportion of total volume, most of which is invested in funds of funds. The proportion of directional strategies is low compared with the industry average, and the applied leverage is also limited at a comparatively low level. The investment guidelines, which define major risk parameters, are an important management tool in this sector. Compliance with the investment guidelines and daily reviews of valuation results are assured by the risk management unit at Bank Austria Cayman Islands within central risk management guidelines laid down in Vienna.

In addition to the hedge fund activities in the Cayman Islands, Bank Austria Creditanstalt invested in hedge funds as part of its equity trading operations. With these investments, which were primarily driven by equity long/short strategies, the BA-CA Group aims to better diversify equity-related activities, thereby complementing the focal areas in Austria and the CEE countries. Investment decisions are prepared by a hedge fund research team of CA IB. This business is conducted within guidelines defining standards in respect of maximum investment, investment diversification, relative size of holding in the fund and strategy, approach to due diligence and fund selection. The positions are integrated in the risk calculations of Bank Austria Creditanstalt and are monitored on an ongoing basis. In almost all cases, investment volume per fund is a single-digit million euro amount.

Capital requirements for market risk

Bank Austria Creditanstalt's risk model is subjected to daily backtesting in accordance with regulatory requirements. The model results are compared with changes in value on the basis of actually observed market fluctuations. As the number of backtesting excesses (negative change in value larger than model result) has been within the "green zone" ever since the model was introduced, the multiplier need not be adjusted. In 2006, no backtesting excess was recorded.

Backtesting results for the trading book, 2004–2006
(€ m)


15
10
5
0
-5
-10
-15
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sep. 05
Oct. 05
Nov. 05
Dec. 05
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Change in value
Model result

Market risk management in CEE

At Bank Austria Creditanstalt, market risk management covers the activities in Vienna and the positions at the bank's subsidiaries, especially in Central and Eastern Europe. These subsidiaries have local risk management units with a reporting line to Strategic Risk Management. Uniform processes, methods, rules and limit systems ensure consistent group-wide risk management adjusted to local market conditions.

The "NoRISK" risk model has been implemented locally at major units (Czech Republic, Slovakia, Hungary, Bulgaria), and a daily risk report is made available to the other units. The web application "ERCONIS" records the daily business results of treasury activities in CEE. In line with a total-return approach, measurements of the performance of subsidiaries include income generated by the subsidiaries and the valuation results of the banking book.

To avoid risk concentrations in the market risk position, especially in tight market conditions, Bank Austria Creditanstalt has implemented at its subsidiaries Value-at-Risk limits and position limits for exchange rate risk, interest rate risk and equity risk, which are monitored daily. The monitoring of income trends at subsidiaries by means of stop-loss limits provides an early indication of any accumulation of position losses.

The timely and continuous analysis of market risk and income is the basis for integrated risk-return management of treasury units at subsidiaries.

VaR 2006 of treasury units in CEE

€ M	VALUE AT RISK 2006		
	MINIMUM	MAXIMUM	AVERAGE
Bosnia	0.0	0.1	0.0
Bulgaria	0.3	1.0	0.5
Croatia[1]	0.4	1.4	0.6
Czech Republic	1.0	1.9	1.3
Hungary	0.3	3.2	1.2
Poland[2]	3.2	6.9	4.2
Romania	0.0	0.4	0.1
Serbia	0.0	0.4	0.1
Slovakia	0.1	0.5	0.3
Slovenia	0.0	0.8	0.2

1) Splitska banka included until deconsolidation
2) Bank BPH included until deconsolidation

Market risk limit utilisation in CEE remained moderate in 2006. On average, the CEE subsidiaries utilised their Value-at-Risk limits to the extent of just under 30 %, which corresponded to about one-quarter of the Group's market risk.

In addition, short-term and medium-term liquidity management is performed centrally for subsidiaries through position limits. On the whole, the restrictions placed on liquidity transformation at subsidiaries were observed in 2006.

Liquidity management of subsidiaries and of the Group is supported by "ALVIS", a web application developed by the bank itself.

Steady business expansion and the acquisition of additional banks in CEE require the permanent adjustment of processes, systems and methods. In 2006, the integration of Tiriac Bank (Romania) and of Nova banjalucka banka (Bosnia and Herzegovina) in the global market risk system was ensured. Work to integrate the CEE subsidiaries of UniCredit and of HVB in the BA-CA Group started in the middle of 2006. This ensures uniform rules, processes and risk measurement methods in the now larger group.

Risk report continued

The Bank Austria Creditanstalt Group has gained strong integration expertise through numerous integration projects carried out over the past years. Integrated market risk systems enable BA-CA to integrate additional units within the BA-CA Group's risk management framework in the future.

Management of balance sheet structure

Interest rate risk and liquidity risk from customer transactions is attributed to Bank Austria Creditanstalt's treasury operations through a matched funds transfer pricing system applied throughout the Group. This makes it possible to attribute credit, market and liquidity risk and contribution margins to the bank's business divisions in line with the principle of causation. ALCO ensures that the bank's overall maturity structure is optimised, with the results from maturity transformation being reflected in the Markets & Investment Banking Division. Factors taken into account in this context include the costs of compensation for assuming interest rate risk, liquidity costs and country risk costs associated with foreign currency financing at CEE subsidiaries.

Products for which the material interest-rate and capital maturity is not defined, such as variable-rate sight and savings deposits, are modelled in respect of investment period and interest rate sensitivity by means of analyses of historical time series, and taken into account in the bank's overall risk position. Interest rate sensitivities are determined and taken into account in hedging activities, which results in a positive contribution to profits from customer business.

To assess its balance sheet structure, the bank uses the Value-at-Risk approach, complemented by a scenario analysis covering subsequent quarters and years. In addition to the banking book in Austria, such scenario calculations are performed for the larger subsidiaries in the Czech Republic, Slovakia and Hungary. The bank thus also follows the Basel II recommendation concerning the simulation of future net interest income under different interest rate scenarios ("earnings perspective").

In the earnings perspective analysis, simulations of the future development of net interest income and of the market value of the banking book are generally based on assumptions regarding volume and margin developments under different interest rate scenarios. Parallel interest rate shocks as well as inversions and low-interest-rate scenarios can be analysed to identify their possible impact on the bank's net interest income and market value.

The analyses performed as at September 2006 show that a strong decline in the EUR yield curve would have the strongest impact on the bank's net interest income. A downward interest rate shock of 1 percentage point would depress net interest income in the first year by about € 150 m if all other factors (volume, margins, maturities) remain constant.

The rules of the New Basel Capital Accord ("Basel II") will have to be observed from 2008. For the first time, the new rules establish a relation at Group level between "interest rate risk in the banking book" and the bank's capital by comparing a change in the market value of the banking book after a 2 % interest rate shock with the bank's net capital resources. In the event that such an interest rate shock absorbs more than 20 % of a bank's net capital resources, the bank supervisory authority could require the bank to take measures to reduce risk.

The complete and automated integration of the Group's risk position means that Bank Austria Creditanstalt is already well prepared to meet this requirement with its "NoRISK" risk measurement system. A 2 % interest rate shock would absorb about 1 % of the Group's net capital resources; this calculation also includes the current investment of equity capital as an open risk position. This means that the figure for Bank Austria Creditanstalt is far below the outlier level of 20 %.

(51b) Liquidity risk

In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity requirements (warning level). In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis.

Short-term and long-term liquidity limits of the Group were observed at all times in 2006. The degree to which accumulated liquidity outflows are covered by accumulated inflows within the following month and year is determined on an ongoing basis. It is used as a key figure in managing the Group's liquidity and funding.

Liquidity ratios of the Bank Austria Creditanstalt Group as at December 2006

RATIO	1 MONTH	1 YEAR
BA-CA Austria	**1.19**	**0.93**
CEE region	**1.16**	**1.12**
Bosnia	1.47	1.01
Bulgaria	1.23	1.41
Czech Republic	1.10	1.04
Hungary	1.03	1.05
Romania	1.36	1.33
Serbia	1.74	1.51
Slovakia	1.02	0.97
Slovenia	1.24	1.25
Limit	**0.95**	**0.90**

Example of interpretation of the above data: liquidity inflows in Slovakia cover 97 % of liquidity outflows in the following year; this level exceeds the required limit of 0.90.

Current management of the bank's customer business takes account of liquidity costs. The applicable alternative costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of our business.

(51c) Counterparty risk

For the purposes of portfolio management and risk limitation in the derivatives business with banks and customers, and on the basis of our internal market risk model, the bank has set up a new Monte Carlo path simulation to estimate the potential future exposure at portfolio level for each counterparty. The calculations are based on market volatility, correlations between specific risk factors, future cash flows and stress considerations. Netting agreements and collateral agreements are also taken into account for simulation purposes.

The simulation calculations are performed for all major types of transactions, e.g. forward foreign exchange transactions, interest rate instruments, equity-related instruments and credit derivatives. Commodity derivatives and repurchase agreements are taken into account with an add-on depending, for example, on the maturity. The bank applies a confidence interval of 97.5 %.

Risk report continued

At the end of 2006, derivative transactions resulted in the following exposures:

EXPOSURES IN € M	
Banks	3,400
Corporates / Retail	846
CEE	696
TOTAL	4,942

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely group-wide basis. In addition to the potential future exposure, the path simulation also enables the bank to calculate the average exposure and the modified average exposure pursuant to Basel II, as well as the effective maturity of the exposure to each counterparty. This makes it possible to integrate counterparty risk in an internal model compliant with Basel II.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses. Management takes proper account of default risk, especially in view of the significant increase in business volume, despite the good average credit rating of our business partners in the derivatives business.

(51d) Credit risk (including real estate risk)

General

A very important factor in the credit approval process is the detailed assessment of risk associated with each loan exposure, and the credit rating of the customer in particular. Every lending decision is based on a thorough analysis of the loan exposure, including an evaluation of all relevant factors. Following the initial loan application, the bank's loan exposures are as a rule reviewed once a year. If the borrower's creditworthiness deteriorates substantially, shorter review intervals are obligatory.

For internal credit assessment in Austria and by BA-CA's banking subsidiaries in CEE, Bank Austria Creditanstalt uses various rating and scoring models for the customer/business segments to be assessed, in line with the various asset classes pursuant to Section 22b of the Austrian Banking Act and in Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions. There are country-specific or region-specific models (e.g. for corporate customers) and global models (e.g. for banks). The assessment of a loan exposure is based on data from the respective company's financial statements and on qualitative factors.

The various rating and scoring models provide the basis for efficient risk management of the BA-CA Group and are embedded in all decision-making processes relating to risk management. They are also a key factor for capital required to be held against risk assets. Great attention is given to consistency in the presentation for supervisory purposes and the requirements of internal control.

Our master scale includes three rating classes for doubtful and non-performing loans. As part of the rating process, each borrower is assigned a probability of default. With the master scale our internal ratings can be compared with the market and with the major international rating agencies (Standard & Poor's, Moody's, Fitch) while also enhancing comparability of the various partial portfolios.

All internal rating and scoring systems are further developed on an ongoing basis and are subject to regular validation on an annual basis, including a review to verify if the rating/scoring system provides a correct representation of the risks to be measured. All model assumptions are based on multi-year statistical averages for historical defaults and losses.

With risk-adjusted pricing and a stronger focus on risk management, we aim to improve the diversification and the risk/earnings ratio of the portfolio. For real estate customers, the customer-related rating is complemented by a transaction rating.

Bank Austria Creditanstalt uses a scoring system for retail customers. The automated rating tool is used for assessing, monitoring and managing the large number of loan exposures to private customers, small businesses, independent professionals and non-profit organisations. Retail scoring comprises an application scoring procedure based on effective and recognised mathematical and statistical methods, and a behaviour scoring procedure taking into account such factors as amounts received in the account and customers' payment practices. The scoring system for retail customers provides information that is updated on a monthly basis. This gives the bank an accurate tool for lending decisions and early recognition of risk. Automated data processing helps Bank Austria Creditanstalt to reduce costs required for credit control while accelerating lending decisions. Lending guidelines used jointly with the sales units reflect the bank's risk appetite while meeting the specific requirements in retail banking in connection with the new divisional structure (differentiated pricing and product policies, customer segment-specific sales channels).

Detailed results

Net writedowns of loans and provisions for guarantees and commitments for 2006, adjusted for all one-off effects, were about € 401 m, slightly lower than the figure of € 421 m, also adjusted for one-off effects, for 2005. This means that the net charge as a percentage of total loans outstanding was reduced from 0.26 % to 0.23 %. Particularly strong contributions to this favourable development came from the Corporates Division and from the CEE Division, while the risk situation in the Retail Division remained strained.

When analysing the net writedowns of loans in 2006, two one-off effects should be noted:

The one-off addition of € 79 m to loan loss provisions in the Retail Division in the third quarter of 2006 did not represent a current provisioning charge but a one-off effect which will relieve the future burden of current provisioning. This measure reflects a basic change in the provisioning practice for retail lending business. With the introduction of quantitative methods ahead of Basel II, which has already reached an advanced stage in the Corporates Division, the bank can calculate expected risk in retail customer business with increasing accuracy; problem loans can be identified at an earlier stage, requiring impairment losses to be recognised.

The earlier identification of problem loans is based on more refined retail scoring procedures. In addition, default criteria and the transfer to Special Accounts Management are defined in stricter terms. Most of the € 79 m additionally allocated to loan loss provisions in the third quarter of 2006 related to the increase in flat-rate specific provisions made for loan restructuring and write-offs of low-volume loans to retail customers including small businesses; a smaller amount was accounted for by higher provisioning rates for doubtful loans exceeding € 50,000 against which specific provisions have been made, and losses caused by fraud in transactions for which sales partners acted as intermediaries.

In the past year the bank also made adjustments resulting from improvements in systems and data histories. On the basis of data, now available for the first time, for customers with payments past due more than 90 days or other defaults, which in themselves did not lead to a specific provision being made, group-specific provisions were made pursuant to IAS 39. Moreover, the methodologies used for calculating "incurred but not reported losses" were restructured in line with analyses of data collected for the planned use of the advanced internal ratings-based approach. "Incurred but not reported losses" are now calculated for the "loss detection period" estimated by experts for specific customer groups, i.e. the period between the objective occurrence of the loss event and the time when it is detected. While provisions for "incurred but not reported losses" were previously calculated only in the retail segment, system improvements now make it possible, as part of the introduction of the new computation logic for this type of provisions, to extend the application of this method to include all business segments.

Apart from the adjustment of provisions in accordance with IFRSs, net writedowns of loans in the fourth quarter in both Austria and CEE returned to the levels recorded in the first two quarters. Therefore, as mentioned above, the overall figure for net writedowns of loans in 2006 was slightly lower than the figure for the previous year, equally adjusted for one-off effects. Particularly gratifying was the fact that especially in Bank Austria Creditanstalt AG, non-performing loans (NPLs) were reduced by 13 % in 2006; as a result, the coverage ratio – i.e. the extent to which unsecured NPLs are covered by provisions – in the Group as a whole improved to 81 %.

An analysis by segment shows that net writedowns of loans in the Retail Division reflected a further increase in insolvencies of private individuals, while business insolvencies continued to occur mainly in the sector of small businesses, which are now included in the Retail Division following the changes in segmentation effected in the third quarter of 2006. Strategic projects launched by the bank in this area include various measures aimed at improving the risk/earnings position in the short to medium term.

Although 2006 also saw business insolvencies involving larger amounts, the Corporates Division continues to benefit from favourable economic trends and from the prudent risk policy. In the past year, the Special Accounts Management department successfully completed various restructurings in the sub-segments Corporates & Public Sector, International Trade Finance & Financial Institutions and International Customers. As the related provisions were released, net writedowns of loans in this segment were significantly lower than the already excellent result in 2005.

As in previous years, net writedowns of loans in large-volume real estate business developed favourably. After a steady reduction from € 46 m in 2001, net writedowns of loans were € 14.3 m, only slightly above the previous year's level. An equally satisfactory risk trend was seen in the Private Banking & Asset Management Division and in transactions of the CEE Division which are recorded in BA-CA AG. The trend in net writedowns of loans at the Austrian subsidiaries allocated to the various business divisions also met expectations.

The banking subsidiaries in Central and Eastern Europe also continued to benefit from favourable risk trends, with net writedowns of loans even remaining below the ambitious expectations. Improvements in risk control instruments over the past few years made a substantial contribution to this development. However, a comparison of the figures for net writedowns of loans in 2006 and 2005 is not meaningful as HVB Splitska banka d.d. and Bank BPH S.A. were sold and deconsolidated in the course of 2006, and therefore net writedowns of loans at these banks are only included on a pro-rata basis in overall results. Another factor to be taken into account in any comparison is the inclusion, planned for 2007, of subsidiaries of Bayerische Hypo- und Vereinsbank AG and of UniCredit S.p.A. in Central and Eastern Europe.

Active Credit Portfolio Management

Since the implementation of active credit portfolio management (ACPM) for defined customers of the Corporates segment – and in addition to the unchanged credit risk process – the bank has actively managed the related segment of its credit portfolio via the capital market. Credit risk associated with customer business has been attributed to ACPM by means of reference rates derived from market prices at matching maturities. Bank Austria Creditanstalt thereby ensures risk-adjusted pricing and quick manageability of this portfolio segment via the capital market. ACPM aggregates the risk position and optimises the bank's risk provisioning. The purpose of ACPM is to help improve the risk/earnings ratio by more widely diversifying the portfolio through active hedging and reinvestment.

The ACPM Committee, like the Market Risk Committee (MACO), meets regularly to discuss short-term business management issues relating to the risk/earnings position of ACPM as well as limit adjustments and positioning decisions.

In December 2006, BA-CA and HVB jointly securitised credit risk associated with loans to medium-sized companies via KfW's PROMISE platform. Referred to as PROMISE-XXS 2006-1 GmbH, the transaction had a total volume of € 4.5 bn, of which about € 550 m was placed in capital markets in the form of ABS notes; the first-loss tranche was sold to external investors. This securitisation is the largest transaction within KfW's entire PROMISE programme to date. Use of the KfW programme enables Bank Austria Creditanstalt to grant new loans to Austrian medium-sized companies and small businesses; the related credit risk can then be securitised via future ABS transactions. As at 31 December 2006, the reduction of risk-weighted assets at BA-CA amounted to € 951 m.

Bank Austria Creditanstalt uses securitisation as an instrument for managing its loan portfolio and capital resources. The most recent securitisation transaction – which followed Success-2005, PROMISE Austria-2002, Mozart Funding, Amadeus Funding No 1 – has strengthened BA-CA's pioneering role in the Austrian banking market with regard to such products. Further transactions are planned for 2007.

Implementation of BASEL II within the BA-CA Group

In spring 2003, Bank Austria Creditanstalt set up a group-wide project to create the conditions enabling the bank to meet the new rules, effective from 2007, for holding adequate capital against risk assets. Project groups set up in previous years in the area of credit risk management worked on refining credit risk parameters. Their work was the basis for the project that is now under way. The Basel II project was set up as a group-wide programme comprising BA-CA AG and all Austrian and foreign subsidiaries, all risk categories (credit risk, operational risk and market risk) and all three pillars of Basel II.

From the different approaches that may be chosen under Basel II, the BA-CA Group has opted for the advanced internal ratings-based (AIRB) approach. The switch to the advanced approach in the Group will take place in stages. Initially the focus is on BA-CA AG, which will introduce the AIRB approach for the major part of its portfolio on 1 January 2008. Like the parameter estimates themselves, the resulting new requirements in terms of internal and external reporting are an integral part of the programme.

The Group has also chosen the most advanced approach (AMA) in respect of operational risk. In co-ordination with UniCredit, the AMA will be used in BA-CA AG and in selected subsidiaries starting from 1 January 2008, with the roll-out in the other major subsidiaries following step by step.

Risk report continued

2007 will see the final phase of the Basel II project in BA-CA AG. Work in this year will focus on the supervisory review, scheduled for the period from April to June, and on cooperation with the supervisory authority during that period. During this on-site assessment, BA-CA will demonstrate that it meets all regulatory requirements for adoption of the AIRB approach. The supervisory authority will issue a permit for use of the AIRB approach if BA-CA can prove that the input parameters for the calculation of capital resources using conclusive Basel II-compliant methods are determined by way of strictly observed processes. The review will focus on how the risk parameters (probability of default, loss given default, etc.) are reflected in the rating system and on whether a sufficient history of data is available. Bank Austria Creditanstalt has already invested a significant amount of work in refining the rating systems, data quality and data history, and of course in the IT systems required for this purpose.

An important aspect of the supervisory review will be the assessment of rating models and the actual integration of rating procedures and rating results in bank-internal control. Bank Austria Creditanstalt will ensure that the rating results are used not only for supervisory purposes (calculation of risk assets) but are also taken into account in the lending decision, in risk-adjusted pricing, etc. Evidence of this must be provided as part of the fulfilment of use-test requirements for all internal rating procedures applied, both locally and for the Group as a whole.

In the second quarter of 2007, the supervisory authority will also review the qualitative and quantitative implementation of operational risk management and its integration in bank-internal control.

As mentioned above, Basel II implementation has been established as a group-wide programme overseen by UniCredit with regard to group-wide topics and decisions. For example, with a focus on unlocking synergies, portfolios have been defined for which uniform group-wide rating models are to be used. The computation core will be used as a Group solution for the calculation of risk assets.

Close cooperation ensures group-wide consistency in the implementation of Basel II. Group standards prepared by the UniCredit holding company in cooperation with the major legal entities are used as an instrument for group-wide implementation with a view to meeting the legal requirements and ensuring group-wide control. Integrating the Group standards in the processes and organisational set-up of all business divisions within a short time makes substantial demands on all those involved, all the more so as specific local features and legal requirements have to be taken into account.

Austrian subsidiaries
All Austrian subsidiaries in the new Group structure will use the standardised approach.

CEE subsidiaries
The CEE subsidiaries will use the Basel II standardised approach from the beginning of 2008. Efforts will of course be made to switch to the advanced IRB approach at most of the subsidiaries in order to realise the expected cost savings on the cost of capital. A high-level roll-out plan for the gradual switch to the IRB approaches at the subsidiaries has been set up and will be refined on an ongoing basis. Cooperation with the new subsidiaries transferred to BA-CA has already started to ensure that all measures required for compliance are taken step by step.

(51e) Operational risk

In 2006, activities in the area of operational risk management continued to concentrate on the AMA implementation within the Group-wide "Basel II" project of Bank Austria Creditanstalt as well as the alignment of the operational risk framework with UniCredit Group standards. For the sub-projects "loss data collection", "risk self-assessments", "early warning indicators", and "modelling", Bank Austria Creditanstalt aims to implement the advanced measurement approach (AMA), at any rate for Bank Austria Creditanstalt AG and selected subsidiaries.

Operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other catastrophes, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud will be subject to more accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding and improving the Intranet framework developed within Bank Austria Creditanstalt and used across the Group. Apart from the modules for loss data collection, reporting and risk self-assessment, which are already used in the Group, work in 2006 concentrated on risk indicators and the recording of insurance policies. The basic idea is to develop the framework into a central communication platform used for obtaining division-specific loss data and risk self-assessments as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Loss data are collected, and processes are optimised, in close coordination and cooperation with other departments and units including Internal Audit, the Compliance Office, Legal Affairs, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

In addition to quantitative approaches, and in view of currently still existing quantification and modelling problems, qualitative instruments are of major importance in operational risk management. This fact has been taken into account through Bank Austria Creditanstalt's participation in the KRI Framework Study of the Risk Management Association (RMA), which deals with the identification of risk points of operational risk and the determination of risk indicators for risk points identified as critical. In this connection the risk self-assessments introduced across the Bank Austria Creditanstalt Group were extended to include RMA-specific risk mapping for Bank Austria Creditanstalt AG and major CEE subsidiaries.

In the same way as for other types of risk, in addition to central risk controlling, Bank Austria Creditanstalt – like UCI – has built up a decentralised risk management network of contacts within divisions and at subsidiaries (OpRisk Managers). While the main task of central risk management is to define the methods used and to perform risk measurement and analysis, risk managers working on a decentralised basis are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

In 2007, activities with regard to operational risk will focus on

- deepening cooperation with the ORX loss data consortium and with the RMA with a view to developing and implementing best practice and benchmarking in the area of operational risk,
- the start of supervisory reviews for Basel II implementation together with UniCredit,
- developing a new group-wide operational risk framework together with HVB and UniCredit,
- a reassessment of scenario analyses for divisions and subsidiaries,
- analysing Bank Austria Creditanstalt's risk mitigation measures in respect of operational risk,
- further analysis of the existing insurance coverage of our Group and establishment of a corporate strategic insurance programme.

(51f) Business risk

Business risk is defined as unexpected adverse changes in business volume and/or margins which cannot be attributed to other types of risk. Adverse changes result mainly from a significant deterioration in market conditions, changes in the competitive position or customer behaviour, and from changes in the legal environment.

Business risk measurement thus measures the influence of external factors on a decline in profits and the effect on the market value.

As part of general income and cost management, operational management of business risk is the responsibility of the individual business units.

(51g) Risks arising from the bank's shareholdings and equity interests

In dealing with this type of risk, Bank Austria Creditanstalt takes into account market price fluctuations in its equity holdings in listed and unlisted companies.

Not included are equity interests in operating subsidiaries of the Group because risks associated with such companies are determined and recorded under the various other risk types.

The portfolio includes various strategic investments and real estate companies; real estate holding companies are taken into account in real estate risk.

Generally, Value at Risk is determined on the basis of market values and volatilities of the relevant equity interests. For shares in unlisted companies the bank uses book values and volatilities of relevant stock exchange indices and takes account of residual variances.

(52) Legal risks

Provisions have been made for pending legal risks in line with the estimated probability of costs arising from litigation. No provisions have been made, inter alia, for the following pending legal proceedings due to the low probability of claims being lodged. An outflow of funds cannot, however, be excluded in these cases, either:

- actions brought by individual employees (current and former) for additional payments into the pension funds,
- action brought by the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary in Zurich.

(53) Financial derivatives

Derivatives are financial instruments defining prices and maturities by reference to an underlying instrument. Derivatives may be interest rate contracts, foreign exchange contracts, equity-related and other instruments. Within the "other derivatives" category, the significance of credit derivatives has grown in the past years. Derivative transactions may be concluded over the counter (OTC), i.e. directly with the counterparty, or via exchanges. The exposure is reduced by a margin which must be deposited for exchange-traded contracts (futures and options) to absorb current price fluctuations.

In this business category, notional amounts provide relatively little information on default risk. Amounts receivable or payable under derivatives are reflected in their fair values.

Derivatives are mainly used for trading purposes. Market participants include banks (proprietary trading), securities houses, mutual funds, pension funds, and corporate customers. Customers can use these instruments to hedge risk positions against unfavourable price fluctuations and, depending on the strategies pursued by customers, they can benefit from changes in prices, exchange rates and interest rates.

Bank Austria Creditanstalt also uses derivatives for hedging proprietary positions in the banking book and for asset/liability management purposes. The bank hedges proprietary interest-rate and currency positions, and uses credit derivatives to protect its credit risk positions against credit rating fluctuations. Asset/liability management ensures the appropriate maturity structure of interest-bearing balance sheet positions. The bank also performs exchange rate management in respect of equity positions in foreign currency.

The total volume of derivative instruments increased from € 663 bn at the end of 2005 to € 667 bn at the end of 2006. Positive market values totalled € 6,797 m, negative market values totalled € 6,634 m. Interest rate derivatives, especially interest rate swaps, forward foreign exchange outright transactions and swaps as well as cross-currency swaps again accounted for the largest proportion of total volume.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group as at 31 December 2006

Transactions with external counterparties

€ M	NOTIONAL AMOUNTS BY REMAINING MATURITY				MARKET VALUE		NOTIONAL AMOUNTS		POSITIVE MARKET VALUE		NEGATIVE MARKET VALUE	
	< 1 YEAR	1–5 YEARS	> 5 YEARS	TOTAL	(POSITIVE)	(NEGATIVE)	BANKING BOOK	TRADING BOOK	BANKING BOOK	TRADING BOOK	BANKING BOOK	TRADING BOOK
TOTAL	**340,199**	**205,074**	**121,780**	**667,053**	**6,797**	**6,634**	**153,996**	**513,057**	**1,207**	**5,590**	**1,440**	**5,194**
of which: OTC products	*306,958*	*205,074*	*121,780*	*633,812*	*6,696*	*6,454*	*153,988*	*479,824*	*1,207*	*5,489*	*1,440*	*5,014*
of which: exchange-traded products	*33,241*	–	–	*33,241*	*101*	*180*	*8*	*33,233*	–	*101*	–	*180*
A. Interest rate contracts	**246,482**	**169,055**	**107,973**	**523,510**	**4,784**	**4,275**	**136,096**	**387,414**	**992**	**3,792**	**1,064**	**3,211**
OTC products:	**213,463**	**169,055**	**107,973**	**490,491**	**4,776**	**4,271**	**136,088**	**354,403**	**992**	**3,784**	**1,064**	**3,207**
FRAs	15,185	1,492	–	16,677	12	10	50	16,627	–	12	–	10
Forward interest rate transactions	525	840	569	1,934	18	24	554	1,380	4	14	5	19
Single-currency swaps	186,149	152,144	98,637	436,930	4,590	4,061	133,604	303,326	985	3,605	1,021	3,040
Interest rate options bought	6,501	6,977	2,968	16,446	149	–	316	16,130	3	146	–	–
Interest rate options sold	5,012	7,073	5,231	17,316	–	174	1,443	15,873	–	–	38	136
Other interest rate contracts	91	529	568	1,188	7	2	121	1,067	–	7	–	2
Exchange-traded products:	**33,019**	–	–	**33,019**	**8**	**4**	**8**	**33,011**	–	**8**	–	**4**
Interest rate futures	1,518	–	–	1,518	6	2	8	1,510	–	6	–	2
Options on interest rate futures	31,501	–	–	31,501	2	2	–	31,501	–	2	–	2
B. Foreign exchange contracts	**91,207**	**30,923**	**11,405**	**133,535**	**1,717**	**1,819**	**17,790**	**115,745**	**192**	**1,525**	**375**	**1,444**
OTC products:	**91,207**	**30,923**	**11,405**	**133,535**	**1,717**	**1,819**	**17,790**	**115,745**	**192**	**1,525**	**375**	**1,444**
Forward foreign exchange transactions	49,637	2,181	33	51,851	792	876	196	51,655	1	791	1	875
Cross-currency swaps	5,603	17,318	11,137	34,058	564	745	17,594	16,464	191	373	374	371
Currency options bought	20,572	5,247	117	25,936	361	–	–	25,936	–	361	–	–
Currency options sold	15,395	6,177	118	21,690	–	198	–	21,690	–	–	–	198
Other foreign exchange contracts	–	–	–	–	–	–	–	–	–	–	–	–
Exchange-traded products:	–	–	–	–	–	–	–	–	–	–	–	–
Currency futures	–	–	–	–	–	–	–	–	–	–	–	–
Options on currency futures	–	–	–	–	–	–	–	–	–	–	–	–
C. Securities-related transactions	**1,663**	**1,232**	**638**	**3,533**	**268**	**509**	**110**	**3,423**	**23**	**245**	**1**	**508**
OTC products:	**1,442**	**1,232**	**638**	**3,312**	**175**	**333**	**110**	**3,202**	**23**	**152**	**1**	**332**
Securities swaps	–	–	–	–	–	–	–	–	–	–	–	–
Equity options bought	726	491	215	1,432	175	–	101	1,331	23	152	–	–
Equity options sold	716	603	405	1,724	–	323	9	1,715	–	–	1	322
Other securities-related contracts	–	138	18	156	–	10	–	156	–	–	–	10
Exchange-traded products:	**221**	–	–	**221**	**93**	**176**	–	**221**	–	**93**	–	**176**
Equity and equity index futures	175	–	–	175	92	174	–	175	–	92	–	174
Equity and equity index options	46	–	–	46	1	2	–	46	–	1	–	2
D. Credit and other derivatives	**847**	**3,864**	**1,764**	**6,475**	**28**	**31**	–	**6,475**	–	**28**	–	**31**
OTC products:	**846**	**3,864**	**1,764**	**6,474**	**28**	**31**	–	**6,474**	–	**28**	–	**31**
Credit default swaps	827	2,575	988	4,390	13	13	–	4,390	–	13	–	13
Total return swaps	6	47	45	98	–	15	–	98	–	–	–	15
Other credit derivatives	–	1,235	574	1,809	4	2	–	1,809	–	4	–	2
Other derivatives (commodities)	13	7	157	177	11	1	–	177	–	11	–	1
Exchange-traded products:	**1**	–	–	**1**	–	–	–	**1**	–	–	–	–
Other derivatives (commodities)	1	–	–	1	–	–	–	1	–	–	–	–

(54) Comfort letters for banks and other financial institutions

The basis for the comfort letter of Bayerische Hypo- und Vereinsbank AG, Munich, no longer exists with the transfer of its shares in Bank Austria Creditanstalt AG to UniCredit S.p.A., Genoa.

Bank Austria Creditanstalt AG no longer issues general comfort letters in public, like those published in previous annual reports, for liabilities of certain subsidiaries.

Liability undertakings have been given in favour of S.W.I.F.T. for 14 subsidiaries of Bank Austria Creditanstalt AG.

With regard to letters of comfort for a total of € 9.1 bn issued in connection with international leasing transactions, it is not to be expected, given the nature of collateral for these transactions, that claims will be lodged against Bank Austria Creditanstalt AG because the rights to payment undertaking amounts serving as collateral and held with the leasing companies themselves or with Bank Austria Creditanstalt AG or the rights to other collateral of stable value have been transferred to the leasing companies.

Information required under Austrian law

(55) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2006 and 2005, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2006 and 2005:

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ M	31 DEC. 2006	31 DEC. 2005
Core capital (Tier 1)	**8,501**	**6,236**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*1,054*	*786*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*83*	*87*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*225*	*455*
Fund for general banking risks	*2,150*	*61*
– Intangible assets	*–306*	*–448*
Supplementary elements (Tier 2)	**3,158**	**3,646**
Undisclosed reserves	*9*	–
Supplementary capital	*912*	*1,093*
Participation capital	–	–
Revaluation reserve	*57*	*139*
Subordinated capital	*2,180*	*2,414*
Deductions	**–886**	**–730**
NET CAPITAL RESOURCES (TIER 1 PLUS TIER 2 MINUS DEDUCTIONS)	**10,773**	**9,152**
REQUIREMENT FOR THE BANKING BOOK	**5,851**	**6,021**
Assessment basis (banking book)	**73,136**	**75,263**
Tier 1 capital ratio	*11.62 %*	*8.29 %*
Total capital ratio	*14.73 %*	*12.16 %*
AVAILABLE TIER 3	**496**	**286**
Requirement for the trading book and for open foreign exchange positions	245	252
REQUIREMENT COVERED BY TIER 3	**245**	**252**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2006

€ M RISK WEIGHTINGS	ASSETS AND OFF-BALANCE SHEET POSITIONS	WEIGHTED AMOUNTS	CAPITAL REQUIREMENT
0 %	31,354	–	
10 %	1,119	112	9
20 %	12,233	2,447	196
50 %	15,635	7,817	625
100 %	54,237	54,237	4,339
Investment certificates	1,432	577	46
ASSETS	**116,010**	**65,190**	**5,215**
Off-balance sheet positions	41,356	7,927	634
Special off-balance sheet positions	7,728	19	2
BANKING BOOK	**165,094**	**73,136**	**5,851**

Concluding Remarks of the Management Board

of Bank Austria Creditanstalt

The Management Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements for the financial year beginning on 1 January 2006 and ending on 31 December 2006, in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union. The management report of the Group was prepared in accordance with the Austrian Commercial Code and is consistent with the consolidated financial statements.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 5 March 2007

The Management Board

Erich Hampel
(Chairman)

Willibald Cernko   Thomas Gross   Wilhelm Hemetsberger

Werner Kretschmer   Andrea Moneta   Regina Prehofer

Johann Strobl   Robert Zadrazil

On 5 March 2007, the Management Board passed on the consolidated financial statements to the Supervisory Board. The responsibility of the Supervisory Board is to examine the consolidated financial statements and to state if it approves the consolidated financial statements.

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements of Bank Austria Creditanstalt AG, Vienna, for the financial year from 1 January 2006 to 31 December 2006. These consolidated financial statements comprise the consolidated balance sheet at 31 December 2006, the consolidated income statement, the cash flow statement of the Group and the statement of changes in equity of the Group for the financial year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Responsibility of management for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing (ISAs), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of the audit, in our opinion, the consolidated financial statements comply with the laws and regulations and present fairly, in all material respects, the financial position of the Group as at 31 December 2006 and of its financial performance and its cash flows for the financial year from 1 January 2006 to 31 December 2006 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Without qualifying our opinion we draw attention to Note 3, paragraph 2, to the consolidated financial statements outlining the impact of changing the consolidation system, particularly on certain comparative financial information, in the context of adapting to group reporting standards to better meet the future requirements.

Report on other legal and regulatory requirements

Laws and regulations applicable in Austria require us to perform audit procedures to ascertain whether the management report of the Group is consistent with the consolidated financial statements, and whether the other disclosures made in the management report of the Group do not give rise to misconception of the position of the Group.

In our opinion, the management report of the Group is consistent with the consolidated financial statements.

Vienna, 5 March 2007

Savings Bank Auditing Association
Auditing Board
(Bank Auditors)

Erich Kandler — Friedrich O. Hief

KPMG
Wirtschaftsprüfungs- und Steuerberatungs GmbH

Walter Reiffenstuhl — Bernhard Gruber

Deloitte
Wirtschaftsprüfungs GmbH

Peter Bitzyk — Gottfried Spitzer

Report of the Supervisory Board

Introduction

In 2006, the Supervisory Board of Bank Austria Creditanstalt AG performed all its duties as defined by the law and the bye-laws with due regard to the Austrian Code of Corporate Governance, and held seven meetings. In addition, in nine cases, resolutions were passed by written circular votes. The credit committee of the Supervisory Board held five meetings during the reporting period, and passed resolutions by written circular votes in five cases. The committee for the audit, and the preparation regarding the adoption, of the financial statements, the proposal for the appropriation of profits and the management report (audit committee) held one meeting and passed resolutions by written circular votes in two cases. The strategy and nominations committee held one meeting and passed a resolution by written circular votes in one case.

Focus of activity

The Supervisory Board advised the Management Board on the management of the company and was regularly provided with information, in writing and orally, by the Management Board on the bank's and the Group's business and on major business transactions on a timely basis and in a comprehensive manner. The Management Board presented all measures and transactions for which a decision by the Supervisory Board was required. As part of the reorganisation of the UniCredit banking group pursuant to the Restated Bank of the Regions Agreement, deliberations and resolutions focused in particular on the sale of shares in Splitska banka and in Bank BPH SA, the acquisition of International Moscow Bank and of HVB Baltics, and on resolutions in connection with the transfer to the company of UniCredit's CEE units as a contribution in kind. Other selected areas discussed were restructuring provisions in accordance with IAS 37, the definition of the criteria of independence of a Supervisory Board member pursuant to Rule 53 of the Austrian Code of Corporate Governance, the 3-Year Plan 2006 to 2008, the market share report for Austria 01/2004 to 06/2006, the acquisition of shares in Aton Group. In view of the integration in UniCredit Group, the Supervisory Board also discussed UniCredit Group guidelines and transactions in connection with Article 136 of the Italian Banking Act (provisions governing transactions of Board members). In its work the Supervisory Board also took into account the bank's results and the main issues dealt with by the Supervisory Board committees. Resolutions adopted on the basis of the Supervisory Board's own approval authority included changes in the internal rules of the Supervisory Board, including changes in name and the extension of the terms of reference of the strategy committee as well as changes in the distribution of responsibilities of the Management Board.

The credit committee took decisions on loan exposures requiring its approval – also with a view to Article 136 of the Italian Banking Act – and discussed portfolio and risk reports. The credit committee also dealt with large exposures pursuant to Section 27 of the Austrian Banking Act, including resolutions concerning credit lines, with the structure of the loan portfolio and with risk policy principles. The audit committee discussed the financial statements and the consolidated financial statements, and the audit reports and the management letter of the auditors, and reported to the Supervisory Board on these topics. The audit committee also discussed the remuneration of the auditors. The activities of the strategy committee and the nominations committee in the reporting year concentrated on submitting proposals to the Supervisory Board for the appointment of Management Board members.

Board members

In the reporting period, at an Extraordinary General Meeting held on 25 January 2006, Alessandro Profumo, Carlo Salvatori and Sergio Ermotti were elected to the Supervisory Board, and at the Annual General Meeting held on 4 May 2006, Paolo Fiorentino, Dario Frigerio, Roberto Nicastro, Vittorio Ogliengo, Karl Samstag and Gerhard Scharitzer were elected to the Supervisory Board.

The following persons resigned from the Supervisory Board: Michael Mendel, Alberto Crippa and Michael Kemmer with effect from 25 January 2006; Erich Becker, Armin Gebhard Fehle, Rudolf Humer, Gerhard Mayr, Veit Sorger with effect from 4 May 2006, and Carlo Salvatori with effect from 13 July 2006.

As Wolfgang Lang resigned from the Supervisory Board with effect from 31 December 2005 and Hedwig Fuhrmann resigned from the Supervisory Board with effect from 21 April 2006, Heribert Kruschik was delegated to the Supervisory Board with effect from 1 January 2006 and Martina Icha was delegated to the Supervisory Board with effect from 21 April 2006, in accordance with a decision by the Employees' Council.

At the extraordinary meeting of the Supervisory Board on 25 January 2006, Carlo Salvatori was elected Chairman of the Supervisory Board, replacing Michael Mendel. After Carlo Salvatori had resigned from the Supervisory Board with effect from 13 July 2006, Alessandro Profumo was elected Chairman of the Supervisory Board at the Supervisory Board meeting held on 13 July 2006. At the same meeting, Franz Rauch was elected Deputy Chairman of the Supervisory Board, replacing Rudolf Humer, who resigned from the Supervisory Board on 4 May 2006.

Details of the composition of the Supervisory Board committees in 2006 are given in the section "Supervisory Board and Management Board" in the Annual Report.

At the extraordinary meeting of the Supervisory Board on 25 January 2006, Robert Zadrazil was appointed to the Management Board. Stefan Ermisch resigned from the Management Board with effect from 31 March 2006. At the Supervisory Board meeting on 3 May 2006, Werner Kretschmer and Andrea Moneta were appointed to the Management Board. At the Supervisory Board meeting on 13 July 2006, Thomas Gross was appointed to the Management Board with effect from 1 October 2006.

Financial statements / consolidated financial statements

The accounting records, the financial statements for 2006 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Wirtschaftsprüfungs- und Steuerberatungsgesellschaft GmbH and by Deloitte Wirtschaftsprüfungs GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not give rise to any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Management Board, and approves the 2006 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2006 consolidated financial statements were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Wirtschaftsprüfungs- und Steuerberatungsgesellschaft GmbH and by Deloitte Wirtschaftsprüfungs GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft for consistency with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union, and the management report of the Group was audited for consistency with the Austrian Commercial Code. The audit did not give rise to any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2006, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2006 and ending on 31 December 2006, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The auditors certify that the management report of the Group is consistent with the consolidated financial statements, and – with reference to Note 3, paragraph 2, to the consolidated financial statements outlining the impact of changing the consolidation system, particularly on certain comparative financial information, in the context of adapting to group reporting standards to better meet the future requirements – they express their unqualified opinion.

The Supervisory Board has endorsed the findings of the audit and thanks the Management Board and all employees for their strong personal commitment and their performance in the 2006 financial year.

Vienna, 15 March 2007

The Supervisory Board

Alessandro Profumo
Chairman of the Supervisory Board



Corporate Governance, Supervisory Board and Management Board

of Bank Austria Creditanstalt AG

Corporate Governance **192**
Supervisory Board and Management Board of Bank Austria Creditanstalt AG **194**
Supervisory Board 194
Management Board 195
Committees of the Supervisory Board 195

rl-Heinz Ströhle, Blub, 2002, BA-CA's collection

Corporate Governance

Bank Austria Creditanstalt has always attached great importance to responsible and transparent management meeting the expectations of international capital markets.

Bank Austria Creditanstalt's management is wholeheartedly committed to the values of corporate governance. We see the commitment to the provisions laid down in the Austrian Code of Corporate Governance in conformity with responsible management for the creation of sustainable value in all areas in close cooperation with the Supervisory Board. The company applies the Austrian Code of Corporate Governance as amended and effective from January 2006.

Transparency

Transparency is an important element of good corporate governance, with communication playing a key role. All stakeholders of the company as well as financial analysts, employees and the general public are informed simultaneously and in a timely manner about major events affecting the company. The Management Board, the Investor Relations team and the Identity & Communications department performed this communication function in a responsible manner in 2006. Press releases and presentations of the company are made available to all interested parties on Bank Austria Creditanstalt's website. In this manner it is always possible to access up-to-date information.

Transparency also means clear management structures and responsibilities in a company. In addition to legal provisions relating to management and control of a public limited company (Aktiengesellschaft) and additional provisions laid down by the Austrian Code of Corporate Governance, the Bye-laws of Bank Austria Creditanstalt AG published on our website, as well as the internal rules for the Supervisory Board and the Management Board and their distribution of responsibilities, lay down clear-cut competencies and responsibilities and form the basis for target-oriented, responsible management and control in Bank Austria Creditanstalt.

Supervisory Board

The Supervisory Board comprises eleven members elected at the General Meeting as shareholders' representatives and six employees' representatives delegated by the Employees' Council. Here there is a deviation from Rule 52 of the Austrian Code of Corporate Governance 2006, which stipulates a maximum of ten Supervisory Board members in addition to staff representatives. This deviation is explained, under the "comply or explain" principle, by reference to an agreement between the shareholders.

The internal rules for the Supervisory Board lay down its responsibilities and competencies in overseeing the company. Four committees assist the plenum in carrying out its duties: the audit committee, the credit committee, the strategy and nominations committee, and the Management Board affairs committee (compensation committee).

The audit committee is responsible for the audit, and the preparation of the adoption, of the financial statements and consolidated financial statements, the proposal for the appropriation of profits and the management report (of the Group) and for matters related to the auditors.

The strategy and nominations committee prepares basic decisions for the Supervisory Board, in cooperation with the Management Board and, if required, using the services of experts. The strategy and nominations committee also submits proposals to the Supervisory Board for appointments to the Management Board when positions become vacant and it deals with issues of successor planning.

The Management Board affairs committee (compensation committee) is responsible for all matters relating to the relationship between the company and Management Board members, especially for matters relating to the compensation of Management Board members and for the contents of employment contracts with Management Board members. As in previous years, the remuneration of Management Board members is divided into fixed and performance-linked components in accordance with Rule 30. The performance bonus is linked to key performance indicators (e.g. divisional net profit, EVA, cost/income ratio, etc.) which are individually specified in a scorecard on an annual basis within the framework of UniCredit Group. The target bonus range is determined by external benchmarks. The bonuses paid depend on the degree to which targets are met. This system has been used since 2006. Previously the bonus was determined by a formula using the BA-CA Group's consolidated net income as a key factor. For the term of the employment contract of a Management Board member, payments into a pension fund are made on the basis of a defined-contribution plan. In addition, cover is provided against disability risk, also via a pension fund. Employment contracts of Management Board members are concluded for a term of 3 years. If there are no reasonable grounds for removing a Management Board member, the contract must be paid in full. In addition there are severance payment arrangements based on the legal provisions applicable to the severance payment scheme for employees. In the case of a public takeover bid, there are no arrangements for the Management Board that deviate from the above.

The credit committee of the Supervisory Board is responsible for approving loans above a specified amount and for overseeing Bank Austria Creditanstalt's risk position. As part of its responsibility for overseeing risk management, the credit committee discusses the structure of the loan portfolio and principles of risk policy, and reports to the Supervisory Board.

Under the general clause contained in Rule 53 of the Austrian Corporate Governance Code, a Supervisory Board member is deemed to be independent if that member does not have any business or personal relations with the company or its Management Board that constitute a material conflict of interest and are therefore suited to influence the behaviour of the member. At its meeting on 3 May 2006, the Supervisory Board, on the basis of this general clause, defined the criteria of independence; they have been published on the company's website. In the Supervisory Board's view, if two of the elected members of the Supervisory Board and of the committees are independent, this is a sufficient number. Of the 11 elected members of the Supervisory Board, Karl Samstag, a former Chairman of the Management Board of Bank Austria Creditanstalt AG, does not meet the independence criteria. Seven members of the Supervisory Board hold leading positions at the parent company UniCredit.

The compensation schedule for Supervisory Board members provides that the Chairman of the Supervisory Board receives double, and the Deputy Chairman one and a half times, the compensation received by a Supervisory Board member. Members of the credit committee receive additional compensation.

A list of the members of the Supervisory Board and of the Supervisory Board committees is given on pages 194 and 195.

Management Board
The Management Board is responsible for daily business. Given the integration in the divisional structure of UniCredit Group, the number of Management Board members was increased to nine in 2006. Responsibilities are laid down explicitly and reflected in the bank's organisational structure.

Shareholders and General Meeting
At the General Meeting, shareholders pass resolutions, including those on the appropriation of profits, on the approval of the acts of the Management Board and the Supervisory Board and on the election of shareholders' representatives to the Supervisory Board. The opening of the Annual General Meeting by the Chairman of the Supervisory Board and the speech given by the Chairman of the Management Board are broadcast live on the Internet.

Pursuant to the Bye-laws, Bank Austria Creditanstalt has no shares without voting rights and each shareholder can exercise his voting rights on the principle of "one share one vote", either in person or by proxy. "Privatstiftung zur Verwaltung von Anteilsrechten" (a private foundation) and "Betriebsratsfonds des Betriebsrates der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" (the Employees' Council Fund of the Employees' Council of employees of Bank Austria Creditanstalt AG in the Vienna area) hold a total of 10,100 registered shares. These shares must be represented at a General Meeting for the adoption of resolutions approving specific restructuring measures and specific changes in the Bye-laws (Article 20 of the Bye-laws).
In accordance with Rule 62 of the Austrian Code of Corporate Governance 2006, we disclose that in the reporting year, the previous syndicate agreement with HypoVereinsbank, "Privatstiftung zur Verwaltung von Anteilsrechten" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" was replaced by a new agreement (Restated Bank of the Regions Agreement) between UniCredit, "Privatstiftung zur Verwaltung von Anteilsrechten" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien".

Compliance and Code of Conduct
In addition to legal provisions, regulations and voluntary commitments which contain rules for corporate governance through owners, management and control, there are compliance rules and a code of conduct which is binding for all staff. Moreover, the shared values are laid down in the Integrity Charter, which is binding for all employees of UniCredit Group. These codes are based on the legal framework and on universal ethical principles, and they provide guidelines for fair business practices and irreproachable behaviour on the part of our staff. We pay particular attention to controlling banking transactions by staff in order to avoid, through clear rules, any grey areas of insider trading and market manipulation. Pursuant to Section 48d (4) of the Austrian Stock Exchange Act, directors' dealings are published on the website of the Austrian Financial Market Authority (FMA).

Evaluation
The evaluation of adherence to the Austrian Code of Corporate Governance by Bank Austria Creditanstalt in the 2006 financial year was carried out by Univ. Prof. DDr. Waldemar Jud Unternehmensforschungs GmbH. The report on the external evaluation is available at http://ir.ba-ca.com --> Corporate Governance.

Supervisory Board and Management Board of Bank Austria Creditanstalt AG

Supervisory Board

The term of office of elected members will end with the Annual General Meeting in 2008.
The employees' representatives are delegated to the Supervisory Board without a time limit.

Chairman

Alessandro Profumo
Chief Executive Officer
UniCredit Group
(Member from 25 January 2006,
Chairman from 13 July 2006)

Carlo Salvatori
Former Deputy Chairman
of the Board of Directors
UniCredit Group
(from 25 January 2006 until 13 July 2006)

Michael Mendel
Former Member of the Management Board
Bayerische Hypo- und Vereinsbank AG
(Member from 17 March 2003
until 25 January 2006,
Chairman from 19 May 2005
until 25 January 2006)

Deputy Chairman

Franz Rauch
Managing Director
Franz Rauch GmbH
(Member from 17 March 2003,
Deputy Chairman from 13 July 2006)

Rudolf Humer
Chairman of the Supervisory Board
ECE European City Estates AG
(Member and Deputy Chairman
from 7 November 2000 until 4 May 2006)

Members

Erich Becker
Former Chairman of the Management Board
VA Technologie AG
(from 7 November 2000 until 4 May 2006)

Alberto Crippa
Financial Consultant
(from 19 March 2002 until 25 January 2006)

Sergio Ermotti
Head of Markets &
Investment Banking Division
UniCredit Group (from 25 January 2006)

Armin Gebhard Fehle
Communications Consultant
(from 17 March 2003 until 4 May 2006)

Paolo Fiorentino
Head of Global Banking Services Division
UniCredit Group (from 4 May 2006)

Dario Frigerio
Head of Private Banking and
Asset Management Division
UniCredit Group
(from 4 May 2006)

Michael Kemmer
Former Member of the Management Board
Bayerische Hypo- und Vereinsbank AG
(from 19 May 2005 until 25 January 2006)

Gerhard Mayr
Former Executive Vice President
Eli Lilly & Company
(from 7 November 2000 until 4 May 2006)

Roberto Nicastro
Head of Retail Division
UniCredit Group (from 4 May 2006)

Vittorio Ogliengo
Head of Corporate Division
UniCredit Group (from 4 May 2006)

Karl Samstag
Member of the Board of Trustees
Privatstiftung zur Verwaltung
von Anteilsrechten (from 4 May 2006)

Gerhard Scharitzer
Chairman of the Board of Trustees
Privatstiftung zur Verwaltung
von Anteilsrechten
(from 4 May 2006)

Veit Sorger
President of the Federation
of Austrian Industry
(from 28 March 2002 until 4 May 2006)

Wolfgang Sprissler
Spokesman of the Management Board (CEO)
Bayerische Hypo- und Vereinsbank AG
(from 19 March 2002)

Delegated by the Employees' Council

Hedwig Fuhrmann
Former Chairman of the Employees' Council
(from 7 November 2000 until 21 April 2006)

Wolfgang Heinzl
Chairman of the Employees' Council
(from 7 November 2000)

Martina Icha
Member of the Employees' Council
(from 21 April 2006)

Heribert Kruschik
Member of the Employees' Council
(from 1 January 2006)

Adolf Lehner
First Deputy Chairman of the
Employees' Council
(from 4 December 2000)

Emmerich Perl
Second Deputy Chairman of the
Employees' Council
(from 20 April 2005)

Thomas Schlager
Third Deputy Chairman of the
Employees' Council
(from 7 November 2000)

Representatives of the Supervisory Authorities

Doris Radl	**Commissioner**
Josef Kramhöller	**Deputy Commissioner**
Alfred Katterl	**State Cover Fund Commissioner**
Christian Wenth	**Deputy State Cover Fund Commissioner**
Martin Mareich	**Trustee pursuant to the Austrian Mortgage Bank Act**
Gerhard Reicher	**Deputy Trustee pursuant to the Austrian Mortgage Bank Act**

Management Board

Chairman

Erich Hampel
Chief Executive Officer

Members

Willibald Cernko

Thomas Gross
(from 1 October 2006)

Stefan Ermisch
(until 31 March 2006)

Wilhelm Hemetsberger

Werner Kretschmer
(from 4 May 2006)

Andrea Moneta
(from 4 May 2006)

Regina Prehofer

Johann Strobl

Robert Zadrazil
(from 26 January 2006)

The Supervisory Board formed the following committees:

Credit committee

Chairman

Michael Kemmer (until 25 January 2006)
Vittorio Ogliengo (from 13 July 2006)
Carlo Salvatori
(from 25 January 2006 until 13 July 2006)

Deputy Chairman

Rudolf Humer (until 4 May 2006)
Franz Rauch
(Member from 25 January 2006,
Deputy Chairman from 13 July 2006)

Members

Roberto Nicastro (from 13 July 2006)
Michael Mendel (until 25 January 2006)
Wolfgang Sprissler
(from 25 January 2006)

Delegated by the Employees' Council

Hedwig Fuhrmann (until 21 April 2006)
Wolfgang Heinzl
Adolf Lehner (from 2 May 2006)

Audit committee

Chairman

Michael Mendel (until 25 January 2006)
Franz Rauch (from 13 July 2006)
Carlo Salvatori
(from 25 January 2006 until 13 July 2006)

Deputy Chairman

Rudolf Humer (until 4 May 2006)
Wolfgang Sprissler
(Member from 17 March 2003,
Deputy Chairman from 13 July 2006)

Members

Roberto Nicastro (from 13 July 2006)

Delegated by the Employees' Council

Hedwig Fuhrmann (until 21 April 2006)
Wolfgang Heinzl
Adolf Lehner (from 2 May 2006)

Committee for Management Board affairs

Chairman and Deputy Chairman of the Supervisory Board

Michael Mendel (until 25 January 2006)
Alessandro Profumo (from 13 July 2006)
Carlo Salvatori
(from 25 January 2006 until 13 July 2006)
Rudolf Humer (until 4 May 2006)
Franz Rauch (from 13 July 2006)

Strategy and nominations committee

Chairman

Michael Mendel (until 25 January 2006)
Alessandro Profumo
(Member from 25 January 2006,
Chairman from 13 July 2006)
Carlo Salvatori
(from 25 January 2006 until 13 July 2006)

Members

Rudolf Humer (until 4 May 2006)
Roberto Nicastro (from 13 July 2006)
Vittorio Ogliengo (from 13 July 2006)
Franz Rauch (from 13 July 2006)
Veit Sorger (until 4 May 2006)

Delegated by the Employees' Council

Hedwig Fuhrmann (until 21 April 2006)
Wolfgang Heinzl
Adolf Lehner (from 2 May 2006)



Additional Information



Income Statement of the BA-CA Group Q1 2006 – Q4 2006	198
Income Statement of our Consolidated Banking Subsidiaries in CEE	200
Balance Sheets of our Consolidated Banking Subsidiaries in CEE	202
Glossary	204
Office Network	210
Investor Relations, Notes	216



eter Kogler, Röhrenraster auf blauem Grund, 2000, BA-CA's collection

Income Statement of the Bank Austria Creditanstalt Group

Q1 2006 – Q4 2006

€ M	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Net interest	599	602	627	627
Dividend income	15	47	62	6
Income from investments in companies valued at equity	19	17	18	42
Net interest income	**633**	**666**	**707**	**675**
Net fee and commission income	416	457	413	381
Net trading income	166	94	55	34
Net other operating income/expenses	5	14	25	22
TOTAL REVENUES	**1,221**	**1,231**	**1,199**	**1,111**
OPERATING EXPENSES	**–699**	**–706**	**–699**	**–653**
OPERATING PROFIT	**522**	**525**	**500**	**458**
Provisions for risks and charges	–2	0	–4	–105
Goodwill impairment	0	–8	0	0
Net writedowns of loans and provisions for guarantees and commitments	–108	–87	–197	–287
Net income from investments	10	698	6	1,600
Integration costs	0	0	0	–248
PROFIT BEFORE TAX	**421**	**1,128**	**305**	**1,418**
Income tax	–80	–84	–51	75
NET PROFIT	**341**	**1,044**	**254**	**1,493**
Minority interests	–34	–36	–37	–4
CONSOLIDATED PROFIT	**308**	**1,008**	**217**	**1,489**

Key figures

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
ROE before tax	22.3%	56.8%	14.6%	61.9%
ROE after tax	17.9%	55.3%	11.2%	68.4%
Cost/income ratio	57.3%	57.3%	58.3%	58.8%
Risk/earnings ratio	17.1%	13.0%	27.9%	42.5%

Income Statement

of our Consolidated Banking Subsidiaries in CEE

in € m

	POLAND[1] 2006	POLAND[1] 2005	HUNGARY 2006	HUNGARY 2005	CZECH. REP.[2] 2006	CZECH. REP.[2] 2005	SLOVAKIA 2006	SLOVAKIA 2005
Net interest income	459.1	490.5	131.7	115.6	127.4	99.2	36.2	31.7
Losses on loans and advances	−57.4	−63.4	−13.7	−11.8	−6.7	−6.5	−4.4	−2.4
Net fee and commission income	280.8	254.0	69.4	59.6	80.3	69.0	15.0	14.0
Net trading result	−1.8	22.8	10.4	21.0	5.4	3.0	4.2	5.7
General administrative expenses	−345.7	−381.1	−103.3	−93.4	−93.0	−86.1	−27.8	−26.8
Balance of other operating income and expenses	−7.0	3.9	−1.1	−0.6	−1.3	−1.9	–	–
Operating profit	**328.0**	**326.7**	**93.5**	**90.6**	**112.1**	**76.7**	**23.2**	**22.1**
Net income from investments	8.4	−1.5	−1.1	3.9	−1.7	2.0	2.0	0.4
Amortisation of goodwill	–	−2.7	–	–	–	–	–	–
Balance of other income and expenses	−1.3	−1.1	–	–	0.4	–	–	–
Provision for restructuring	–	–	–	–	−0.9	–	−3.7	−1.5
Profit from ordinary activities/Net income before taxes	**335.1**	**321.5**	**92.4**	**94.5**	**109.8**	**78.7**	**21.5**	**21.0**
Average risk-weighted assets	8,059.3	7,420.8	3,168.1	2,767.8	4,384.6	3,690.5	844.4	890.5
Average shareholders' equity	1,377.7	1,528.2	453.2	438.8	587.7	479.2	221.5	201.3
Cost/income ratio (in %)	**47.3**	**49.4**	**49.1**	**47.7**	**43.9**	**50.9**	**50.2**	**52.3**
Return on equity (pre-tax) (in %)[5]	**24.3**	**21.1**	**20.4**	**21.6**	**18.7**	**16.5**	**9.7**	**10.5**
Exchange rate	3.910	4.027	263.247	248.394	28.322	29.846	37.149	38.590
Appreciation/depreciation against the euro	+3%		−6%		+5%		+4%	

in local currency

	POLAND[1] (PLN M) 2006	POLAND[1] (PLN M) 2005	HUNGARY (HUF M) 2006	HUNGARY (HUF M) 2005	CZECH. REP.[2] (CZK M) 2006	CZECH. REP.[2] (CZK M) 2005	SLOVAKIA (SKK M) 2006	SLOVAKIA (SKK M) 2005
Net interest income	1,795	1,975	34,672	28,726	3,607	2,960	1,344	1,224
Losses on loans and advances	−224	−255	−3,596	−2,920	−188	−193	−164	−93
Net fee and commission income	1,098	1,023	18,276	14,806	2,275	2,061	559	539
Net trading result	−7	92	2,745	5,225	153	90	157	218
General administrative expenses	−1,352	−1,535	−27,198	−23,196	−2,634	−2,569	−1,034	−1,036
Balance of other operating income and expenses	−27	16	−293	−138	−37	−58	–	–
Operating profit	**1,283**	**1,316**	**24,605**	**22,503**	**3,175**	**2,290**	**863**	**852**
Net income from investments	33	−6	−291	970	−49	59	73	15
Amortisation of goodwill	–	−11	–	–	–	–	–	–
Balance of other income and expenses	−5	−4	–	–	11	–	–	–
Provision for restructuring	–	–	–	–	−27	–	−137	−57
Profit from ordinary activities/Net income before taxes	**1,310**	**1,294**	**24,314**	**23,473**	**3,110**	**2,349**	**800**	**811**
Average risk-weighted assets	31,514	29,882	833,996	687,511	124,182	110,149	31,369	34,365
Average shareholders' equity	5,387	6,154	119,310	108,991	16,646	14,301	8,228	7,770

1) Bank BPH Group 2006 only January – October; 2) incl. Hypo stavebni from January 2006; 3) Splitska banka in 2006 only January – June; 4) HVB Bank Serbia consolidated as from Q4 2005; 5) based on actual average shareholders' equity

	SLOVENIA		CROATIA[3)]		ROMANIA		BULGARIA		BOSNIA		SERBIA[4)]		CEE TOTAL	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	32.3	29.1	43.2	84.8	74.2	60.1	73.1	61.7	32.7	19.7	29.9	5.5	1,039.7	997.9
	−5.1	−2.5	3.2	−0.5	−18.3	−8.2	−18.9	−13.3	−11.5	−2.6	−4.8	–	−137.6	−111.3
	14.7	12.2	16.8	30.4	42.0	30.9	33.0	26.8	16.2	9.1	9.7	2.1	578.0	508.2
	0.3	−1.9	3.3	8.3	50.4	7.4	6.8	4.6	0.6	0.2	6.0	1.3	85.6	72.3
	−28.6	−22.9	−34.3	−65.0	−86.5	−43.3	−60.1	−57.1	−35.6	−20.8	−25.7	−6.4	−840.7	−802.8
	0.7	–	−5.3	−7.1	−6.2	−1.8	−0.8	−2.1	−0.2	−0.4	−0.3	−0.3	−21.5	−10.1
	14.3	**14.0**	**26.9**	**50.9**	**55.7**	**45.0**	**33.0**	**20.7**	**2.1**	**5.2**	**14.8**	**2.3**	**703.6**	**654.1**
	0.5	0.3	–	−0.2	−0.2	1.4	4.1	0.1	0.4	–	–	–	12.3	6.5
	–	–	–	–	–	–	–	–	–	–	–	–	–	−2.7
	–	–	–	–	–	–	–	–	–	–	–	–	−1.0	−1.1
	–	–	–	–	–	–	−3.3	−5.7	–	–	–	–	−8.0	−7.2
	14.8	**14.3**	**26.9**	**50.6**	**55.4**	**46.4**	**33.8**	**15.1**	**2.5**	**5.2**	**14.8**	**2.3**	**707.0**	**649.6**
	1,041.7	928.5	1,096.0	1,931.6	2,104.9	1,168.8	1,098.0	883.6	607.3	321.6	914.7	140.7	23,319.0	20,144.6
	143.4	118.9	137.5	234.4	267.0	131.4	153.9	124.7	72.5	42.9	80.0	11.7	3,494.6	3,311.5
	59.6	**58.1**	**59.1**	**55.8**	**53.9**	**44.9**	**53.7**	**62.7**	**72.4**	**72.7**	**56.7**	**73.6**	**50.0**	**51.2**
	10.3	**12.1**		**21.7**	**20.8**	**35.4**	**22.0**	**12.1**	**3.4**	**12.0**	**18.5**	**19.8**	**20.2**	**19.7**
	239.588	239.579	7.310	7.400	3.525	3.648	1.956	1.956	1.955	1.956	84.210	82.977		
	0%		+1%		+3%		0%		0%		−1%			

	SLOVENIA (SIT M)		CROATIA[3)] (HRK M)		ROMANIA (RON M)		BULGARIA (BGN M)		BOSNIA (BAM M)		SERBIA[4)] (CSD M)		
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	
	7,739	6,963	316	627	262	–	143	121	64	39	2,518	458	
	−1,223	−611	23	−4	−64	–	−37	−26	−23	−5	−407	–	
	3,525	2,931	123	225	148	–	64	52	32	18	821	175	
	66	−462	24	61	178	–	13	9	1	–	508	109	
	−6,855	−5,475	−251	−481	−305	–	−118	−112	−70	−41	−2,166	−530	
	174	−2	−39	−52	−22	–	−2	−4	–	−1	−26	−23	
	3,427	**3,344**	**197**	**376**	**196**	**–**	**65**	**40**	**4**	**10**	**1,248**	**190**	
	109	83	–	−2	−1	–	8	–	1	–	1	–	
	–	–	–	–	–	–	–	–	–	–	–	–	
	–	–	–	–	–	–	–	–	–	–	−1	1	
	–	–	–	–	–	–	−7	−11	–	–	–	–	
	3,536	**3,427**	**197**	**375**	**195**	**–**	**66**	**30**	**5**	**10**	**1,248**	**191**	
	249,571	222,458		14,294	7,421	–	2,147	1,728	1,187	629	77,031	11,678	
	34,359	28,489		1,735	941	–	301	244	142	84	6,735	968	

Balance Sheets

of our Consolidated Banking Subsidiaries in CEE

in € m

	POLAND[1]			HUNGARY			CZECH. REP.[2]			SLOVAKIA		
	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005
Loans to non-banks			8,725	3,189	16%	2,744	3,999	23%	3,264	1,333	33%	1,004
Loans and advances to, and placements with, banks			3,049	941	77%	533	788	–36%	1,222	258	51%	171
Loan loss provisions			–464	–38	–8%	–41	–48	24%	–39	–25	43%	–17
Investments			1,949	752	65%	454	2,128	119%	972	211	–12%	238
Other assets			1,736	454	13%	402	407	39%	292	324	–47%	615
Total assets			**14,995**	**5,298**	**30%**	**4,091**	**7,274**	**27%**	**5,711**	**2,100**	**4%**	**2,010**
Deposits from non-banks			9,664	2,983	35%	2,211	4,871	47%	3,312	1,104	41%	781
Deposits from banks			1,445	1,311	34%	977	570	–42%	987	642	–32%	946
Liabilities evidenced by certificates			1,438	206	–9%	227	883	35%	655	66	24%	53
Other liabilities			800	293	40%	209	300	28%	236	44	111%	21
Shareholders' equity			1,648	505	8%	467	649	24%	522	244	17%	209
Total liabilities and shareholders' equity			**14,995**	**5,298**	**30%**	**4,091**	**7,274**	**27%**	**5,711**	**2,100**	**4%**	**2,010**
Loan/deposit ratio (customers)			90%	107%		124%	82%		99%	121%		129%
Loan/deposit ratio (total)			106%	96%		103%	88%		104%	91%		68%
Employees (full-time equivalent)			10,181	1,520	11%	1,366	1,088	–1%	1,101	411	–7%	443
Offices			503	76	41%	54	35	46%	24	27	0%	27
Exchange rate (units of local currency per euro)			3.860	251.770		252.870	27.485		29.000	34.435		37.880
Appreciation/depreciation against the euro				0%			+6%			+10%		

in local currency

	POLAND[1] (PLN M)			HUNGARY (HUF M)			CZECH. REP.[2] (CZK M)			SLOVAKIA (SKK M)		
	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005
Loans to non-banks			33,680	802,789	16%	693,798	109,918	16%	94,646	45,910	21%	38,023
Loans and advances to, and placements with, banks			11,770	236,986	76%	134,666	21,655	–39%	35,440	8,869	37%	6,464
Loan loss provisions			–1,792	–9,582	–9%	–10,493	–1,323	17%	–1,128	–860	30%	–660
Investments			7,522	189,331	65%	114,909	58,492	108%	28,180	7,252	–20%	9,016
Other assets			6,700	114,366	13%	101,550	11,176	32%	8,475	11,144	–52%	23,292
Total assets			**57,880**	**1,333,891**	**29%**	**1,034,430**	**199,918**	**21%**	**165,614**	**72,316**	**–5%**	**76,134**
Deposits from non-banks			37,305	751,079	34%	559,087	133,876	39%	96,034	38,021	29%	29,585
Deposits from banks			5,579	330,097	34%	246,930	15,680	–45%	28,617	22,092	–38%	35,820
Liabilities evidenced by certificates			5,549	51,898	–10%	57,433	24,275	28%	18,987	2,281	13%	2,023
Other liabilities			3,087	73,741	40%	52,770	8,256	21%	6,831	1,521	92%	793
Shareholders' equity			6,361	127,076	7%	118,210	17,831	18%	15,145	8,402	6%	7,913
Total liabilities and shareholders' equity			**57,880**	**1,333,891**	**29%**	**1,034,430**	**199,918**	**21%**	**165,614**	**72,316**	**–5%**	**76,134**

1) Bank BPH Group deconsolidated as at November 2006; 2) incl. Hypo stavebni from 1 January 2006; 3) Splitska banka deconsolidated as at mid-2006; 4) incl. Nova banjalučka banka as from 1 January 2006

SLOVENIA			CROATIA[3]			ROMANIA			BULGARIA			BOSNIA[4]			SERBIA			CEE TOTAL		
31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005
1,309	25%	1,049			1,913	1,477	7%	1,376	1,136	6%	1,074	443	40%	317	349	15%	304	13,235	–39%	21,769
379	14%	331			173	255	182%	91	211	–5%	221	183	–15%	214	183	229%	56	3,197	–47%	6,059
–13	–10%	–15			–59	–32	51%	–21	–52	14%	–45	–15	264%	–4	–18	23%	–14	–241	–67%	–721
158	55%	102			267	81	–84%	510	144	–4%	150	–	387%	–	11	93%	6	3,486	–25%	4,648
355	–15%	416			899	801	27%	633	254	–9%	281	242	654%	32	339	90%	179	3,176	–42%	5,484
2,187	**16%**	**1,884**			**3,193**	**2,582**	**0%**	**2,588**	**1,694**	**1%**	**1,680**	**853**	**52%**	**559**	**864**	**63%**	**529**	**22,852**	**–39%**	**37,239**
594	–5%	628			1,360	1,337	5%	1,278	1,085	15%	942	559	67%	335	316	41%	224	12,850	–38%	20,735
1,406	27%	1,103			1,490	783	–22%	998	352	–32%	516	183	16%	157	386	60%	242	5,632	–36%	8,861
–		–			–	–		–	–		–	–		–	–		–	1,156	–51%	2,373
41	178%	15			84	170	99%	85	87	–30%	124	32	115%	15	42	221%	13	1,009	–37%	1,601
147	6%	138			258	293	29%	227	169	73%	98	78	52%	51	121	141%	50	2,205	–40%	3,669
2,187	**16%**	**1,884**			**3,193**	**2,582**	**0%**	**2,588**	**1,694**	**1%**	**1,680**	**853**	**52%**	**559**	**864**	**63%**	**529**	**22,852**	**–39%**	**37,239**
220%		167%			141%	110%		108%	105%		114%	79%		94%	111%		135%	103%		105%
84%		80%			73%	82%		64%	94%		89%	84%		108%	76%		77%	89%		94%
412	5%	391			1,225	1,645	4%	1,577	2,290	–5%	2,401	995	121%	450	606	15%	527	8,966	–54%	19,663
14	8%	13			112	80	0%	80	210	–3%	217	113	205%	37	46	10%	42	601	–46%	1,109
239.640		239.500			7.372	3.384		3.680	1.956		1.956	1.956		1.956	79.100		85.870			
0%						+9%			0%			0%			+9%					

SLOVENIA (SIT M)			CROATIA[3] (HRK M)			ROMANIA (RON M)			BULGARIA (BGN M)			BOSNIA[4] (BAM M)			SERBIA (CSD M)		
31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005	31 DEC. 2006	+/–	31 DEC. 2005
313,642	25%	251,236			14,103	4,997	–1%	5,065	2,222	6%	2,100	867	40%	620	27,622	6%	26,062
90,771	14%	79,312			1,272	864	159%	334	412	–5%	432	357	–15%	419	14,440	203%	4,770
–3,212	–10%	–3,554			–435	–108	39%	–78	–101	14%	–89	–30	264%	–8	–1,387	13%	–1,226
37,829	55%	24,394			1,970	275	–85%	1,875	282	–4%	294	1	387%	–	886	77%	499
85,131	–15%	99,715			6,624	2,709	16%	2,328	497	–9%	549	473	654%	63	26,820	75%	15,350
524,162	**16%**	**451,103**			**23,534**	**8,736**	**–8%**	**9,524**	**3,313**	**1%**	**3,286**	**1,668**	**52%**	**1,094**	**68,380**	**50%**	**45,456**
142,384	–5%	150,294			10,028	4,523	–4%	4,702	2,123	15%	1,843	1,094	67%	656	24,989	30%	19,259
336,873	28%	264,183			10,987	2,648	–28%	3,675	688	–32%	1,009	358	16%	308	30,516	47%	20,767
–		–			–	–		–	–		–	–		–	–		–
9,711	178%	3,492			616	574	83%	313	171	–30%	243	64	115%	30	3,310	196%	1,118
35,195	6%	33,135			1,902	990	19%	834	331	73%	191	153	52%	100	9,565	122%	4,311
524,162	**16%**	**451,103**			**23,534**	**8,736**	**–8%**	**9,524**	**3,313**	**1%**	**3,286**	**1,668**	**52%**	**1,094**	**68,380**	**50%**	**45,456**

Glossary

Important concepts and terms used in this Annual Report are explained and defined below.

Added value on equity (AVE)/ Delta added value on equity (DAVE)

AVE is the key measure of Bank Austria Creditanstalt's value creation capabilities. It covers the absolute contribution to results by the entire bank, the business segments or the subordinated levels, which exceeds or falls short of the cost of capital (excess corporate profit). The cost of capital, pursuant to the capital asset pricing model (CAPM), is the (minimum) return which a shareholder can expect from Bank Austria Creditanstalt by virtue of its specific business and risk profile (as opposed to the fully diversified market portfolio). DAVE shows to what extent AVE has changed, i.e., it is a measure for value created in a specific period.

Assessment basis as defined in the Austrian Banking Act (risk-weighted assets)

This is the sum of assets, off-balance sheet items and special off-balance sheet items related to the **banking book** and weighted by transaction/counterparty risk, calculated in accordance with Austrian banking supervision rules. Also referred to as risk-weighted assets (RWA). The computation of **capital requirements** is based on the assessment basis. See the table on capital resources in note 55.

Asset-backed securities (ABS)

This financing instrument involves taking financial assets out of a company's balance sheet and refinancing these assets on the international money and capital markets separately from the remaining company through an enterprise founded specifically for this purpose. The refinancing takes place through the issuance of asset-backed securities or asset-backed commercial paper. Financial assets which qualify for refinancing include receivables for goods and services, receivables from lending or leasing operations, and rents receivable. The removal of financial assets from the balance sheet permits more flexible management of the company's risk structure.

Asset management

The management of assets on behalf of customers such as businesses, banks, insurance companies, pension funds and private individuals. Asset management includes the management of funds and other portfolios of investments in equities, bonds, cash and real estate.

Austrian Banking Act

The Austrian Banking Act as amended.

Austrian Commercial Code

The Austrian Commercial Code as amended.

Banking book

Assets held by the bank in respect of which the capital requirements pursuant to the Austrian **Banking Act** are not to be computed using the special rules applicable to the **trading book**.

Basel II

See "New Basel Capital Accord".

Benchmarking

Systematic comparison of business processes/performance with the relevant parameters of other companies, or comparison of one company with the most successful company on the market, with the purpose of establishing the company's standing in relation to its competitors.

Book value per share

For the purpose of determining the book value per share, shareholders' equity is divided by the number of shares outstanding. The ratio is an indicator of a company's net asset value.

Business units of Bank Austria Creditanstalt

Branches and other units of Bank Austria Creditanstalt AG and its subsidiaries providing direct customer services.

Capital requirement

In accordance with the solvency provisions, banks are required always to maintain net capital resources in the amount specified in Section 22 (1) 1 to 4 of the Austrian Banking Act. Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the capital requirement is 8 % of the assessment basis as defined in the Austrian Banking Act. See the table on capital resources in note 55.

Capital resources pursuant to the Austrian Banking Act

Capital resources are divided on the basis of their quality into Tier 1 capital (core capital), Tier 2 capital (supplementary elements) and available Tier 3 capital. Tier 3 capital can only be used to cover the regulatory capital requirement for the trading book and for the open foreign exchange positions. The Austrian Banking Act, in its provisions regulating capital resources, specifies the amount of capital resources to be held by banks to cover the risks they incur as part of their business activities. See the table on capital resources in note 55.

Cash management

Collection and use of multiple account information to optimise payment flows and improve the profitability of companies and financial institutions.

CEE

CEE stands for Central and Eastern Europe. For the purposes of this Annual Report, CEE comprises the following countries: Poland, Hungary, the Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Bosnia and Herzegovina, Serbia, the Baltics, Russia and Turkey.

Companies accounted for under the equity method

These are companies which are not controlled by the reporting enterprise, but on which the enterprise can exercise a significant influence. Equity interests in such companies are stated in the consolidated balance sheet at the share of net assets. The share of profits or losses is included in the consolidated income statement.

Consolidated companies

These are significant controlled companies whose assets, liabilities, income and expenses are, after eliminations, included in the consolidated financial statements of Bank Austria Creditanstalt.

Corporate governance

Standards defined for the transparent management and supervision of companies. The recommendations contained in the Code of Corporate Governance create transparency and strengthen confidence in responsible corporate management. These standards above all protect shareholders' interests.

Cost/income ratio

Operating expenses divided by total revenues. Total revenues include net interest income, net fee and commission income, trading profit and the balance of other income/expenses. The cost/income ratio indicates the percentage of total revenues which is absorbed by operating expenses. It provides information on cost management and cost efficiency. The lower the ratio, the more efficiently the company operates.

Coverage

Regular monitoring of a company's development by equity analysts (normally investment banks).

Creditworthiness

A measure of the risk of a borrower defaulting on his debt, or the credit standing of a bond issuer. The poorer the creditworthiness, the higher the probability of a loss resulting from a credit transaction, or the higher the rate of interest which the borrower or issuer is required to pay in the form of a risk premium.

Glossary continued

Derivatives
Financial instruments which are derived from the underlying investment instruments traded in the cash market (e. g. equities, bonds, foreign exchange). Their valuation is determined largely by the price, price fluctuations and price expectations of the underlying instruments. The most familiar derivatives are **swaps**, options and **futures**.

Earnings per share
Net profit divided by the average number of shares outstanding. For details on the method of calculation, see note 15.

Expected loss
Statistical measure of the loss arising from a loan portfolio that is expected to occur within a year on the basis of historical loss data. The expected loss is covered by the current loan loss provisions.

Factoring
Purchase and management of accounts receivable by a factoring company which takes care of invoicing, bookkeeping, reminders and collections. Genuine factoring is a flexible method of financing under which the factoring company also assumes default risk.

Fair values
Fair values are the amounts for which financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. If market prices are available from exchanges or other functioning markets, these are stated as fair values. See note 38.

Forward transaction
Transaction in which delivery and payment do not take place immediately after conclusion but at a later date. The quality, quantity, price and date of performance are specified when the transaction is concluded.

Futures
Contracts standardised with respect to quantity, quality and delivery date, under which delivery of an instrument traded in the money, capital, precious metal or foreign exchange markets is to be made or taken at a specified price at a specified future date. Cash settlement, instead of delivery or receipt of securities, is often stipulated for such contracts to meet the obligation.

Goodwill
Goodwill results from familiarity with, and confidence in, a company and its products. When a company is acquired, goodwill is the amount paid in excess of the fair value of its identifiable assets and liabilities. Goodwill represents benefits and opportunities which cannot be individually identified and arise from ownership of the company. Under IFRSs, goodwill is not amortised but regularly tested for impairment. An impairment loss is recognised once goodwill exceeds the recoverable amount.

Hedging
Protecting existing or future positions against risks such as those arising from changes in exchange rates or interest rates. A position is counterbalanced by another position in order to offset the risk in whole or in part.

Integrated Corporate Finance (ICF)
ICF refers to Bank Austria Creditanstalt's service and advisory approach to companies. This approach combines rating-related advisory services with specific financing solutions for large companies and for growth-oriented small and medium-sized businesses. More intensive use is made of alternative financing methods beyond traditional lending.

International Financial Reporting Standards (IFRSs)

Financial reporting standards published by the International Accounting Standards Board. The objective of financial statements in accordance with IFRSs is to provide information about the financial position, performance and changes in the financial position of an enterprise that is useful to a wide range of users in making economic decisions. By contrast, the main objective of financial statements prepared in accordance with the rules of the Austrian Commercial Code is to protect creditors' interests.

International Securities Identification Number (ISIN)

The ISIN replaced the national system of securities identification numbers in 2003 and is used internationally to identify securities. The ISIN is a 12-character alphanumerical code and consists of a 2-character international country code (e. g. AT for Austria), a 9-character national code which identifies the security, and a check character. The ISIN of the Bank Austria Creditanstalt share is AT0000995006.

Investor Relations (IR)

An Investor Relations team is responsible for capital market communication with private investors, actual and potential institutional investors, and financial analysts. Investor Relations provides information to the above target groups on past, current and anticipated future developments of the company's business, with due regard to industry trends and the overall economic environment, and aims to achieve an adequate valuation in the capital market.

Market capitalisation

A company's market value on a specific day. The market capitalisation is computed by multiplying the number of shares outstanding by the company's current share price.

Maturity transformation

The professional management of different maturities and the related different rates of interest on assets and liabilities in the bank's balance sheet. These activities take into account current and expected future market yield curves and maturity structures. Results from maturity transformation reflect the profit contribution generated by the assumption of risk arising from changes in interest rates.

Net capital resources pursuant to the Austrian Banking Act

Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the net capital resources comprise Tier 1 capital (core capital) and Tier 2 capital (supplementary elements) less deductions. The net capital resources cover the capital requirement for the banking book and are used as a regulatory measure for limiting large exposures and for other regulatory standards. See the table on capital resources in note 55.

New Basel Capital Accord

In 1988, the Basel Capital Accord (Basel I) laid down regulatory standards for capital required to be held against banking transactions. These rules were reviewed by the Basel Committee on Banking Supervision. The purpose of the new capital adequacy framework is to differentiate more precisely between capital requirements for risks actually assumed by the bank, and to take account of the more recent developments on financial markets and of banks' risk management processes. The new rules, while defining the capital adequacy requirements, call for a number of simple and more advanced approaches to measure credit risk and operational risk.

OTC transactions

Non-standardised transactions in financial instruments which do not take place on an exchange but directly between market participants.

Payout ratio

The payout ratio is the percentage of net profit that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

Glossary continued

Primary funds
Primary funds comprise deposits from customers and debt certificates including bonds. Primary funds are generally made available to a bank by non-banks. The amount of primary funds is an indicator of the stability of the funding base.

Rating
Evaluation of a financial instrument (issue rating) or a borrower (issuer rating) which is assigned by independent rating agencies such as Moody's or Standard & Poor's.

Return on assets (ROA)
Ratio of net profit to average total assets in per cent.

Return on equity (ROE) after tax excluding minority interests
Profit after tax less minority interests divided by average equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on equity.

Return on equity (ROE) before tax including minority interests
Profit before tax plus minority interests divided by average equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on equity.

Risk/earnings ratio
Ratio of net writedowns of loans to net interest income. It indicates the percentage of net interest income which is absorbed by net writedowns of loans.

Risk-weighted assets
See "Assessment basis as defined in the Austrian Banking Act".

SEE
SEE stands for South-East Europe. SEE is a part of CEE and in this Annual Report refers to the countries Croatia, Romania, Bulgaria, Bosnia and Herzegovina, and Serbia.

Shareholder value
Management approach in which value enhancement of the company is the main consideration in strategic and operational decisions. The basic idea behind this concept is that value is only created for shareholders if the return exceeds the cost of equity capital.

Solvency
Solvency refers to the proportion of capital requirements based on (weighted) assets and off-balance sheet transactions to the net capital resources pursuant to the Austrian Banking Act.

Spot transaction
Transaction in which conclusion, delivery and payment take place immediately.

Spread
The difference between two different reference points, e. g. the markup on a reference rate.

Swap
In a swap transaction, two parties exchange different payment flows. There are three basic types of swap transactions: single-currency swaps, cross-currency swaps, and combined single and cross-currency swaps. The parties exchange payment obligations, involving an exchange of fixed-rate interest for variable-rate interest payment obligations or an exchange of currencies.

Syndicated loans
Large-volume loans granted by a syndicate of banks. Syndication spreads the credit risk among several banks.

Tier 1 capital (core capital)
Paid-in capital and reserves plus differences arising on consolidation pursuant to the provisions of the Austrian Banking Act, less intangible assets. See the table on capital resources in note 55.

Tier 1 capital ratio

Ratio of Tier 1 capital to the assessment basis (banking book). Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the minimum Tier 1 capital ratio is 4 %. See the table on capital resources in note 55.

Total capital ratio

Ratio of net capital resources to the assessment basis pursuant to the Austrian Banking Act in per cent. Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the minimum total capital ratio is 8 %. See the table on capital resources in note 55.

Total shareholder return (TSR)

The return earned by the shareholder through price gains or price losses plus dividend payments.

Trading book

Securities trading book of the bank for which the capital requirement in respect of various risks pursuant to the Austrian Banking Act is to be calculated using a special method.

Trading symbol

Code assigned by an exchange or a trading system (e. g. Bloomberg or Reuters) to a security for identification purposes. Examples of the trading symbol of the BA-CA share: BACA (Vienna Stock Exchange); BACA AV (Bloomberg); BACA. VI (Reuters RIC).

Value at risk

A method used for quantifying risk. Value at risk (VaR) measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Value management

Bank Austria Creditanstalt applies value management principles with a view to focusing its business at all levels within the bank on activities which create value in a sustainable fashion, and expanding these activities. The allocation of equity capital is to be optimised with the objective of achieving value-creating growth. While value management uses the return on equity as a control parameter, it also includes the cost of capital and (capital) growth as criteria to ascertain whether a single transaction, a business area or a business segment creates or destroys value. AVE/DAVE, the key control parameter for value management, provides transparency and supports the on-going decision-making processes.
Constant monitoring of developments ensures a consistent performance orientation at all levels within the bank.

Office Network

Austria

Head Office
1030 Vienna, Vordere Zollamtsstraße 13
1010 Vienna, Am Hof 2
1010 Vienna, Schottengasse 6–8
Tel: (+43) (0)5 05 05-0
Fax: (+43) (0)5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com

Retail Regional Offices
Vienna City Centre
1010 Vienna, Schottengasse 6–8
Tel: (+43) (0)5 05 05 47254

Vienna North
1210 Vienna, Schwaigergasse 30
Tel: (+43) (0)5 05 05 48800

Vienna Central
1070 Vienna, Neubaugasse 1
Tel: (+43) (0)5 05 05 51500

Vienna South
1120 Vienna, Schönbrunner Straße 231
Tel: (+43) (0)5 05 05 51100

Lower Austria South/Burgenland
2340 Möding, Enzersdorfer Straße 4
Tel: (+43) (0)5 05 05 62200

Lower Austria West
3100 St. Pölten, Kremsergasse 39
Tel: (+43) (0)5 05 05 62450

Upper Austria
4021 Linz, Hauptplatz 27
Tel: (+43) (0)5 05 05 67104

Tyrol/EasternTyrol
6020 Innsbruck, Maria-Theresien-Straße 36
Tel: (+43) (0)5 05 05 65100

Styria
8010 Graz, Herrengasse 15–17
Tel: (+43) (0)5 05 05 63100

Salzburg
5020 Salzburg, Rainerstraße 2
Tel: (+43) (0)5 05 05 66110

Vorarlberg
6900 Bregenz, Kornmarktplatz 2
Tel: (+43) (0)5 05 05 68104

Carinthia
9010 Villach, Hans-Gasser Platz 8
Tel: (+43) (0)5 05 05 64100

Regional Centres Corporates
Vienna City Centre
1010 Vienna, Schottengasse 6–8
Tel: (+43) (0)5 05 05 46826
1010 Vienna, Am Hof 2
Tel: (+43) (0)5 05 05 42792

Vienna North
1020 Vienna, Lassallestraße 5
Tel: (+43) (0)5 05 05 38981

Vienna Central
1010 Vienna, Schubertring 14
Tel: (+43) (0)5 05 05 40400

Vienna South
1120 Vienna, Schönbrunner Straße 231
Tel: (+43) (0)5 05 05 53108

Lower Austria South/Burgenland
2340 Möding, Enzersdorfer Straße 4
Tel: (+43) (0)5 05 05 47400

Lower Austria West
3100 St. Pölten, Kremsergasse 39
Tel: (+43) (0)5 05 05 62550

Upper Austria
4021 Linz, Johann-Konrad-Vogelstraße 7–9
Tel: (+43) (0)5 05 05 67500

Tyrol
6020 Innsbruck, Maria-Theresien-Straße 36
Tel: (+43) (0)5 05 05 95182

Styria
8010 Graz, Herrengasse 15
Tel: (+43) (0)5 05 05 93122

Salzburg
5020 Salzburg, Rainerstraße 2
Tel: (+43) (0)5 05 05 96161

Vorarlberg
6900 Bregenz, Rathausstraße 25
Tel: (+43) (0)5 05 05 68115

Carinthia
9020 Klagenfurt, Burggasse 4
Tel: (+43) (0)5 05 05 64400

Branches
Alt-Nagelberg, Amaliendorf, Amstetten, Angern, Arnoldstein, Bad Bleiberg, Bad Sauerbrunn, Baden, Bludenz, Bregenz (2), Bruck/Mur, Bruckneudorf, Brunn/Gebirge, Deutsch Wagram, Deutschkreuz, Dornbirn, Eisenstadt (2), Feistritz/Drau, Feldbach, Feldkirch, Fohnsdorf, Fulpmes, Fürnitz, Gänserndorf, Gmünd (2), Gmunden, Gols, Graz (17), Groß-Enzersdorf, Groß-Petersdorf, Gumpoldskirchen, Guntramsdorf, Hall/Tirol, Hallein, Hard, Hausleiten, Heidenreichstein, Hinterbrühl, Höchst, Hohenems, Hollabrunn, Horn, Imst, Innsbruck (6), Judenburg, Kapfenberg, Kierling, Kitzbühel, Klagenfurt (5), Klosterneuburg, Knittelfeld, Korneuburg, Krems (2), Kufstein, Leibnitz, Leoben (3), Leopoldsdorf, Lienz, Liezen, Linz (9), Lustenau, Maria Enzersdorf, Mattersburg, Matzen, Mauerbach, Mistelbach, Mödling (2), Murdorf, Neudörfl, Neunkirchen, Neusiedl/See, Obdach, Oberpullendorf, Oberwart, Perchtoldsdorf, Pöls, Pressbaum, Purkersdorf, Radenthein, Rankweil, Reutte, Ried/Innkreis, Riezlern, Salzburg (9), Schladming, Schrems, Schwaz, St. Johann/Pongau, St. Pölten (5), Schwechat (2), Sierning, Spillern, Spittal/Drau, Stegersbach, Steyr (4), Stockerau, Strasshof, Straßwalchen, Ternitz, Traun, Tulln, Velden, Vienna (155), Villach (8), Vöcklabruck, Völkermarkt, Vösendorf, Waidhofen/Ybbs, Wattens, Weiz, Wels, Wiener Neudorf, Wiener Neustadt (2), Wolfsberg, Wörgl, Zell/See, Zell/Ziller

Selected subsidiaries and equity interests of Bank Austria Creditanstalt in Austria

Adria Bank AG
1010 Vienna, Gonzagagasse 16
Tel: (+ 43 1) 514 09-0
www.adriabank.at

"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.
(Diners Club)
1041 Vienna, Rainergasse 1
Tel: (+43 1) 50135-0
www.airplus.at
www.diners.at

Asset Management GmbH
1020 Vienna, Lassallestraße 1
Tel: (+ 43 1) 331 47-0

AWT International Trade AG
1010 Vienna, Am Hof 2
Tel: (+ 43) (0)5 05 05-43250

Bank Austria Creditanstalt Finanzservice GmbH
1020 Vienna, Lassallestraße 5
Tel: (+ 43) (0)5 05 05-53000
www.bacaf.at

BA-CA Administration Services GmbH
1090 Vienna, Julius Tandler Platz 3
Tel: (+ 43) (0)5 05 05-51999

Bank Austria Creditanstalt Immobilien-beratungs- und Service GmbH
1020 Vienna, Taborstraße 1–3
Tel: (+ 43 1) 513 74 77-101
www.ba-ca-immobilienservice.at

BA-CA Immobilien Rating GmbH
1020 Vienna, Taborstraße 1–3
Tel: (+ 43) (0)5 05 05-51880
www.irg.at

BA-CA Private Equity GmbH
1010 Vienna, Operngasse 6
Tel: (+ 43 1) 513 22 01
www.privateequity.at

Bank Austria Creditanstalt Real Invest GmbH
1030 Vienna, Vordere Zollamtsstraße 13
Tel: (+ 43 1) 331 71-0
www.realinvest.at

Bank Austria Creditanstalt Leasing GmbH
1040 Vienna, Operngasse 21
Tel: (+ 43 1) 588 08-0
www.ba-ca-leasing.com

(Offices in Vienna, Bregenz, Graz, Innsbruck, Linz, Salzburg and Villach; subsidiaries in Germany, the Czech Republic, Hungary, Slovakia, Slovenia, Poland, Romania, Bulgaria, Croatia, Bosnia and Herzegovina, Serbia)

Bank Austria Creditanstalt Versicherung AG
1010 Vienna, Schottenring 27–29
Tel: (+ 43 1) 313 83-0
www.bacav-union.at

Bank Austria Creditanstalt Wohnbaubank AG
1020 Vienna, Lassallestraße 1
Tel: (+ 43 1) 331 47-5601

BANK*PRIVAT* AG
1010 Vienna, Hohenstaufengasse 6
Tel: (+ 43 1) 537 40-0
www.bankprivat.com

CA IB Corporate Finance Beratungs Ges.m.b.H.
1010 Vienna, Schottengasse 6–8
Tel: (+ 43) (0)5 05 05-43311
www.ca-ib.com

CA IB International Markets AG
1090 Vienna, Julius Tandler-Platz 3
Tel: (+43) (0)5 05 05-82004
www.ca-ib.com

DOMUS FACILITY MANAGEMENT GmbH
1010 Vienna, Althanstraße 21–25
Tel: (+ 43 1) 254 00-0
www.domus-fm.at

FactorBank AG
1041 Vienna, Floragasse 7
Tel: (+ 43 1) 506 78-0
www.factorbank.com

Informations-Technologie Austria GmbH
1020 Vienna, Lassallestraße 5
Tel: (+ 43 1) 217 17-0
www.it-austria.com

Mezzanin Finanzierungs AG
1010 Vienna, Operngasse 6
Tel: (+ 43 1) 513 41 97
www.mezz.at

Österreichische Hotel- und Tourismusbank GmbH
1010 Vienna, Parkring 12a
Tel: (+ 43 1) 515 30-0
www.oeht.at

Pioneer Investments Austria GmbH
1020 Vienna, Lassallestraße 1
Tel: (+ 43 1) 331 73-0
www.pioneerinvestments.at

Schoellerbank AG
1010 Vienna, Renngasse 3
Tel: (+ 43 1) 534 71-0
www.schoellerbank.at

Triple A Rating Advisors Beratungs GmbH
1030 Vienna, Vordere Zollamtsstraße 13
Tel: (+43) (0)5 05 05-82280

Union Versicherungs-AG
1010 Vienna, Schottenring 27–29
Tel: (+ 43 1) 313 83-0
www.bacav-union.at

VISA-SERVICE Kreditkarten AG
1030 Vienna, Invalidenstraße 2
Tel: (+ 43 1) 711 11-0
www.visa.at

WAVE Solutions Information Technology GmbH
1090 Vienna, Nordbergstraße 13
Tel: (+ 43 1) 717 30-0
www.wave-solutions.com

Office Network continued

Central and Eastern Europe

Baltics
AS UniCredit Bank
Elizabetes iela 63
1050 Riga, Latvia
Tel: (+ 37 1) 7085 500
Fax: (+ 37 1) 7085 507
www.unicreditbank.lv
BIC: VBRILV2X

HVB Bank Tallinn
Liivalaia 13/15
10118 Tallinn, Estonia
Tel: (+ 37 2) 6688 300
Fax: (+ 37 2) 6688 309
www.hvb.ee
BIC: VUWBEE2X

HVB Bank Vilnius
Vilniaus gatve 35/3
01119 Vilnius, Lithuania
Tel: (+ 370 5) 2745 300
Fax: (+ 370 5) 2745 307
www.hvb.lt
BIC: HYVELT2X

Bosnia and Herzegovina
HVB Central Profit Banka d.d.
Zelenih beretki 24
71000 Sarajevo
Tel: (+ 387 33) 533 688
Fax: (+ 387 33) 532 319
www.hvb-cpb.ba
BIC: BACXBA22

Nova banjalučka banka a.d.
Marije Bursac 7
78000 Banja Luka, Republika Srpska
Tel: (+ 387 51) 243 200
Fax: (+ 387 51) 212 830
www.novablbanka.com
BIC: BLBABA22

UniCredit Zagrebačka banka d.d.
Kardinala Stepinca b.b
88000 Mostar
Tel: (+ 387 36) 312 112
www.zaba.ba
BIC: ZABABA22

Bulgaria
Bulbank AD
7, Sveta Nedelya Sq.
1000 Sofia
Tel: (+ 359 2) 9232 111
Fax: (+ 359 2) 9884 636
www.bulbank.bg
BIC: BFTBBGSF

HVB Bank Biochim AD
1, Ivan Vazov Str.
1026 Sofia
Tel: (+ 359 2) 9269 210
Fax: (+ 359 2) 9269 440
www.biochim.com
BIC: BACXBGSF

Hebros Bank AD
37, Tzar Boris III Obedinitel Blvd.
4018 Plovdiv
Tel: (+ 359 32) 905 773
Fax: (+ 359 32) 623 964
www.hebros.bg
BIC: ACBPBG2P

Croatia
Zagrebačka banka dd
Paromlinska 2
10000 Zagreb
Tel: (+ 385 1) 6104 000
Fax: (+ 385 1) 6110 533
www.zaba.hr
BIC: ZABAHR2X

Czech Republic
HVB Bank Czech Republic a.s.
Náměstí Republiky 3a
11000 Praha 1
Tel: (+ 420) 22111 2111
Fax: (+ 420) 22111 2132
www.hvb.cz
BIC: BACXCZPP

Živnostenská banka, a.s.
Na Prikope 858/20
11380 Praha 1
Tel: (+ 420) 224 121 111
Fax: (+ 420) 224 125 555
www.zivnobanka.cz
BIC: ZIBACZPP

Hungary
UniCredit Bank Hungary Zrt.
Szabadság place 5–6.
1054 Budapest
Tel: (+36 1) 269 0812
Fax: (+36 1) 353 4959
www.unicreditbank.hu
BIC: BACXHUHB

Republic of Macedonia
Skopje Representative Office
Dimitrie Cupovski 4–2/6
1000 Skopje
Tel: (+ 389 2) 3215 130
Fax: (+ 389 2) 3215 140

Poland[1)]
Bank BPH SA
ul. Towarowa 25A
00-958 Warszawa
Tel: (+ 48 22) 531 8000
Fax: (+ 48 22) 531 9286
Al. Pokoju 1
31-548 Kraków
Tel: (+48 12) 618 6888
www.bph.pl
BIC: BPHKPLPK

Bank Pekao SA
ul. Grzybowska 53/57
00-950 Warszawa
Tel: (+ 48 22) 656 0000
Fax: (+ 48 22) 656 0004
www.pekao.com.pl
BIC: PKOPPLPW

1) under management responsibility of UniCredit

Romania

HVB Tiriac Bank S.A.
15, Charles de Gaulle Square,
0011857 Bucureşti 1
Tel: (+40 21) 203 2222
Fax: (+40 21) 230 84 85
www.hvbtiriac.ro
BIC: BACXROBU

UniCredit Romania SA
23 – 25, Ghetarilor
014106 Bucureşti
Tel: (+ 402 1) 200 2000
Fax: (+ 402 1) 200 1002
www.unicredit.ro
BIC: UNCRROBU

Russia

Closed Joint Stock Company International Moscow Bank
Prechistenskaya embankment 9
119034 Moscow
Tel: (+ 7 095) 258 7258
Fax: (+ 7 095) 258 7272
www.imb.ru
BIC: IMBKRUMM

JSCB Yapi Kredi Bank Moscow (CJSC)
2, Goncharnaya Naberezhnaya,
115172 Moscow
Tel: +7 (495) 234 98 89
Fax: +7 (495) 956 19 72
SWIFT: YKBMRUMAXX

Serbia

HVB Bank Serbia and Montenegro a.d. Belgrade
Rajićeva 27 – 29
11000 Beograd
Tel: (+ 381 11) 3204 500
Fax: (+ 381 11) 3342 200
www.hvb.co.yu
BIC: BACXCSBG

Slovakia

HVB Bank Slovakia a.s.
Plynárenská 7/A
814 16 Bratislava 1
Tel: (+ 421 2) 5969 1111
Fax: (+ 421 2) 5969 9406
www.hvb-bank.sk
BIC: BACXSKBA

UniBanka a.s.
Šancova 1/A
813 33 Bratislava
Tel: (+ 421 2) 4950 2112
Fax: (+ 421 2) 4950 3406
www.unibanka.sk
BIC: UNCRSKBX

Slovenia

Bank Austria Creditanstalt d.d. Ljubljana
Šmartinska cesta 140
1000 Ljubljana
Tel: (+ 386 1) 5876 600
Fax: (+ 386 1) 5876 552
www.ba-ca.si
BIC: BACXSI22

Turkey

Yapı ve Kredi Bankası A.Ş.
Yapı Kredi Plaza D Blok
80620 Istanbul
Tel: (+90 212) 339 70 00
Fax: (+90 212) 339 60 00
www.yapikredi.com.tr
BIC: YAPITRIS

Ukraine[1]

JSCB HVB Ukraine
14-A, Yaroslaviv Val,
01034 Kyiv
Tel: (+380 44) 230 3300
Fax: (+380 44) 230 3391
www.hvb.com.ua
BIC: BACXUAUK

UniCredit Bank
14, D. Galytskogo St.
43016 Lutsk
Tel: (+380 33) 277 6210
Fax: (+380 33) 272 0357
www.unicredit.com.ua
BIC: DEKRUA22

1) under management responsibility of UniCredit

Office Network continued

Other Countries


New York
México D.F.
São Paulo
Rio de Janeiro
Buenos Aires


Oslo
London
Brussels
Paris
Luxembourg
Munich
Zurich
Milan
Verona
Madrid
Athens
Baku
Tehran
Abu Dhabi
Mumbai
Beijing
Seoul
Tokyo
Hong Kong
Hanoi
Singapore
Johannesburg
Sydney

Investor Relations

Investor Relations of Bank Austria Creditanstalt

Schottengasse 6 – 8, 1010 Vienna, Austria	
Tel: (+ 43) (0)5 05 05-588 53	Fax: (+ 43) (0)5 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Gerhard Smoley, Head of Investor Relations Tel: (+ 43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com
Michael Bauer Tel: (+ 43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's[1)]	A2	A3	P-1
Standard & Poor's[2)]	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar

3 May 2007	Annual General Meeting of Bank Austria Creditanstalt AG
8 May 2007	Ex-dividend date
9 May 2007	Results for the first three months of 2007
11 May 2007	Dividend payment date
3 August 2007	Results for the first six months of 2007
13 November 2007	Results for the first nine months of 2007

All information is available electronically at http://ir.ba-ca.com

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6-8
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Editor: Investor Relations

Photographs: UniCredit; Stephan Huger

Basic design: Mercurio S.r.L., Milan

Graphics: Horvath, Leobendorf

Printed by: Gutenberg Druck GmbH, A-2700 Wr. Neustadt

The Annual Report is available from
Bank Austria Creditanstalt AG
Public Relations
P. O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
email: pub@ba-ca.com
24h ServiceLine: within Austria: 05 05 05-25; from abroad: + 43 5 05 05-25
Switchboard: within Austria: 05 05 05-0; from abroad + 43 5 05 05-0

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks – such as those mentioned in the risk report – materialise to an extent not anticipated, actual results may vary from those expected at present. Market share data are based on the most recent information available at the editorial close of the Annual Report.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company. In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Annual Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Annual Report

21 March 2007

This paper is made of chlorine-free pulp and with acid-free raw materials.
Non-ageing according to ISO 9706.

Bank Austria Creditanstalt

Member of UniCredit Group

Shareholder Structure


Free float
3.65%
UniCredito
96.35%

BA-CA shares total	**202,031,740**	**100.000%**
UniCredito[1]	194,647,624	96.345%
Free float	7,374,016	3.650%
Registered shares	10,100	0.005%

as of 17 March 2007

[1]The "CEE Business Unit of UniCredit", comprising the following UniCredit subsidiaries, has been transferred to Bank Austria Creditanstalt AG as a contribution in kind in exchange for 55 million newly issued shares of BA-CA AG as of 17 March 2007.

- Koç Finansal Hizmetler A.S., Turkey – 50 %
- Zagrebacka banka d.d., Croatia – 81.91 %
- Bulbank AD, Bulgaria – 86.13 %
- Živnostenská banka a.s., Czech Republic – 100 %
- UniBanka a.s., Slovakia – 97.11 %
- UniCredit Romania S.A., Romania – 99.95 %

These newly issued shares are not listed and are entitled to a dividend from 1 January 2007.

Ad hoc announcement pursuant to § 48d (1) BörseG

26.03.2007

Cash Consideration for the BA-CA Squeeze-out Set at Euro 129.4 per Share

Date of entry: 26 March 2007

Today, UniCredito Italiano S.p.A. ("UniCredit") and the management board of Bank Austria Creditanstalt AG ("BA-CA") have determined the adequate cash compensation to be paid in the context of envisaged BA-CA squeeze-out to amount to Euro 129.4 for each of the 7,374,016 outstanding bearer share, representing approximately 3.65% of BA-CA's entire share capital. This corresponds to a total cash compensation of approximately Euro 950 million.

The squeeze-out compensation has been determined on the basis of an expert report prepared by Deloitte Valuation Services GmbH, Vienna, Austria, in accordance with the Austrian evaluation standard KFS BW1. A report on the adequacy of the determined cash compensation is expected to be issued by TPA Horwath Wirtschaftsprüfung GmbH, the independent auditor appointed by the competent commercial court of Vienna, by the end of this week.

BA-CA shareholders' meeting is envisaged to take place on 3 May 2007 in order to resolve on the squeeze-out.

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:
ISIN: AT0000995006
Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
xs 0211008544	Luxembourg
xs 0206399627	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

Drucken

RECEIVED
2007 APR 18 A 10:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ad hoc announcement pursuant to § 48d (1) BörseG

22.03.2007

BA-CA: Results for the 2006 financial year

....

Date of entry: 22 March 2007
Results for the 2006 financial year:
BA-CA increases operating performance significantly

- Profit before tax increased by 151% to EUR 3.3 bn; adjusted for one-off effects increased by 21% to EUR 1.5 bn
- One-off effects totalled EUR 1.8 bn
- Realignment of UniCredit Group completed: banks in 10 CEE countries transferred to BA-CA
- CEE business segment again made the largest contribution to overall results
- Proposed dividend to rise from EUR 2.50 to EUR 4 per share

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, increased its adjusted profit before tax by 21% to EUR 1.5 bn, with BPH taken into account for 10 months, and Splitska banka for 6 months only.
In total the profit before tax increased to EUR 3.3 bn (2005: EUR 1.3 bn). The one-off effects included result in part from the sale of the Polish subsidiary Bank BPH and the Croatian subsidiary Splitska banka, and in part from integration costs for reorganisation and restructuring in customer business in Austria and in the Markets & Investment Banking Division, and from the improvements in risk standards.
At the Annual General Meeting the Managing Board of Bank Austria Creditanstalt will propose raising the dividend from EUR 2.50 to EUR 4 per share in line with the bank's excellent results.

in EUR m	2006	2005	+/-	2006*	Q4/06	Q4/06*
Net interest income	2,681	2,560	4.7%	2,681	675	675
Net fee and commission income	1,667	1,457	14.4%	1,667	381	381
Net trading income	348	264	31.6%	348	34	34
Net other operating inc./exp.	66	-16		66	22	22
TOTAL REVENUES	4,762	4,266	11.6%	4,762	1,111	1,111
OPERATING EXPENSES	-2,757	-2,656	3.8%	-2,757	-653	-653
OPERATING PROFIT	2,005	1,610	24.6%	2,005	458	458
Provisions for risks and charges reserves	-111	-11		-111	-105	-105
Goodwill impairment	-8	-4		-8	0	0
Net writedowns of loans	-679	-491	38.4%	-401	-287	-87
Net income from investments	2,313	305		46	1,600	17
Integration costs	-248	-108		-17	-248	-17
Profit before tax	3,272	1,301	151.4%	1,514	1,418	265
Consolidated profit	3,022	964	213.4%	1,119	1,489	208

ROE before taxes	39.6%	17.9%
ROE before taxes adjusted*	19.7%	17.2%
ROE after taxes	39.5%	14.3%
ROE after taxes adjusted*	15.8%	13.5%
Cost/Income Ratio	57.9%	62.3%
Risk/Earnings Ratio	25.3%	19.2%
Risk/Earnings-Ratio adjusted*	14.9%	16.4%

Earnings per share (EUR)	20.56	6.56
Earnings per share (EUR) adj.*	7.61	6.22

***adjusted for one-off-effects**

in EUR bn	31/12/06	31/12/05	
Total assets	154.3	158.9	-2.9%
Equity	10.1	7.5	34.8%
Tier1 capital ratio	11.6%	8.3%	

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
xs 0211008544	Luxembourg
xs 0206399627	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Ad hoc announcement pursuant to § 48d (1) BörseG

25.01.2007

BA-CA's Supervisory Board has decided on provisions

....

Date of entry: 25 January 2007

The Supervisory Board of Bank Austria Creditanstalt (BA-CA) approved a restructuring plan regarding infrastructure investment, reorganisation and restructuring measures in the Retail Division, the Corporate Division, in Markets and Investment Banking, Global Banking Services, Support Services and Risk Management. This plan has an impact on the results of the fourth quarter of 2006 with estimated provisions of EUR 225 million. Results for the 2006 financial year will be published on 21 March 2007.

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market
	Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
xs 0211008544	Luxembourg
xs 0206399627	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

Drucken

IR Release

26.03.2007

BA-CA squeeze-out: Cash consideration set at EUR 129.4 per share

Today, UniCredito Italiano S.p.A. (UniCredit) and the Management Board of Bank Austria Creditanstalt AG (BA-CA) fixed the cash compensation to be paid for the planned squeeze-out at an amount of EUR 129.4 per share.

The squeeze-out compensation has been determined on the basis of an opinion of value prepared by the Vienna-based auditor "Deloitte Valuation Services GmbH".

A report on the adequacy of the determined cash compensation is expected to be issued by "TPA Horwath Wirtschaftsprüfung GmbH", the independent auditor appointed by the competent commercial court of Vienna, by the end of this week.

The squeeze-out offer applies to 3.65 per cent of BA-CA's share capital or 7.4 million (7,374.016) shares held by in free float. This corresponds to a total cash compensation of about EUR 950 million.

In total, there are 202 million BA-CA shares (202,031,740). UniCredit holds 96.4 per cent of the shares. The BA-CA shareholders' meeting at which the resolution to approve the squeeze-out is expected to be adopted is scheduled for 3 May 2007.

IR Release download

IR Release

RECEIVED

2007 APR 18 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22.03.2007

Results for the 2006 financial year:
BA-CA increases operating performance significantly

- **BA-CA is on the right path: profit before tax adjusted for one-off effects increased by 21 per cent to EUR 1.5 billion**
- **One-off effects totalled EUR 1.8 billion**
- **Realignment of UniCredit Group completed: CEE banks transferred to BA-CA**
- **CEE business segment again made the largest contribution to overall results**
- **Cost/income ratio improves further to 57.9 per cent**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, increased its adjusted profit before tax by 21 per cent to EUR 1.5 billion. In total its profit before tax increased to EUR 3.3 billion (2005: EUR 1.3 billion). The major portion of the increase, EUR 1.8 billion, resulted from one-off effects such as the sale of the Polish Bank BPH and the Croatian Splitska banka.

BA-CA CEO Erich Hampel: "I am satisfied with the results. They show that we have worked well. Even without one-off effects the results improved considerably. Business in Central and Eastern Europe has again developed well. We have made visible progress in business in Austria, even if work still lies ahead. I see high growth potential for 2007, particularly due to the new subsidiaries in Central and Eastern Europe and to our enlarged perimeter."

Realignment of UniCredit Group complete: banks in CEE transferred to BA-CA
UniCredit Group recently completed the realignment of its CEE business with the transfer to BA-CA of the banking subsidiaries in Central and Eastern Europe. BA-CA has assumed responsibility in the Group for Central and Eastern Europe (excluding Poland and Ukraine) and thus for additional units in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Latvia (with branches in Estonia and Lithuania), Romania, Russia, Slovakia and Turkey.

IR Release download

BA-CA Annual Report 2006 (PDF, 6.538 KB)

BA-CA Annual Report 2006 (interactive version)

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 22 March 2007

Results for the 2006 financial year:

BA-CA increases operating performance significantly

- **BA-CA is on the right path: profit before tax adjusted for one-off effects increased by 21 per cent to EUR 1.5 billion**
- **One-off effects totalled EUR 1.8 billion**
- **Realignment of UniCredit Group completed: CEE banks transferred to BA-CA**
- **CEE business segment again made the largest contribution to overall results**
- **Cost/income ratio improves further to 57.9 per cent**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, increased its adjusted profit before tax by 21 per cent to EUR 1.5 billion. In total its profit before tax increased to EUR 3.3 billion (2005: EUR 1.3 billion). The major portion of the increase, EUR 1.8 billion, resulted from one-off effects such as the sale of the Polish Bank BPH and the Croatian Splitska banka.

BA-CA CEO Erich Hampel: "I am satisfied with the results. They show that we have worked well. Even without one-off effects the results improved considerably. Business in Central and Eastern Europe has again developed well. We have made visible progress in business in Austria, even if work still lies ahead. I see high growth potential for 2007, particularly due to the new subsidiaries in Central and Eastern Europe and to our enlarged perimeter."

Realignment of UniCredit Group complete: banks in CEE transferred to BA-CA

UniCredit Group recently completed the realignment of its CEE business with the transfer to BA-CA of the banking subsidiaries in Central and Eastern Europe. BA-CA has assumed responsibility in the Group for Central and Eastern Europe (excluding Poland and Ukraine) and thus for additional units in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Latvia (with branches in Estonia and Lithuania), Romania, Russia, Slovakia and Turkey.

On this basis, BA-CA's business volume in CEE, measured by total assets, will grow from about EUR 40 billion to about EUR 78 billion. The number of customers will increase from 5.5 million to about 18 million, the number of employees will rise from about 19,000 to 39,000 and the number of branches will increase from 1,100 to almost 1,800. Overall, including Austria, BA-CA will have about 50,000 employees in about 2,200 branches. UniCredit Group's CEE Division, managed by BA-CA, is responsible for a market of over 300 million inhabitants and BA-CA's perimeter in this region triples.

This effect is not reflected in the 2006 financial statements as the transactions were carried out in 2007.

One-off effects total EUR 1.8 billion

BA-CA's net income from investments includes a capital gain of about EUR 1.6 billion on the sale of its shares in the Polish Bank BPH to UniCredit.

In the second quarter of 2006, BA-CA 's net income from investments included a capital gain of EUR 684 million on the sale of the Croatian Splitska banka, which was effected to comply with merger control requirements.

A capital gain of EUR 38 million was realised on the sale of subsidiaries of Capital Invest Austria in Hungary and Croatia to Pioneer Investments.

These positive one-off effects in the total amount of EUR 2.3 billion are to be seen alongside the following provisions:

Provisions in the amount of EUR 231 million were made in the item "Integration costs" for integration measures, reorganisation and restructuring in customer business in Austria and in the Markets & Investment Banking Division.

On the basis of improved methodologies used for measuring default risk in connection with preparations for Basel II, additional provisions in the amount of EUR 278 million were made in the Retail Division; of this total amount, provisions of EUR 79 million were made in the third quarter of 2006.

On balance, one-off effects were about EUR 1.8 billion.

Dividend: EUR 4 per share

At the Annual General Meeting the Management Board of BA-CA will propose raising the dividend from EUR 2.50 to EUR 4 per share in line with the favourable development of the bank's results.

Items in the income statement

BA-CA's net interest income was EUR 2.7 billion, an increase of 4.7 per cent over the previous year (2005: EUR 2.6 billion). Net fee and commission income and net trading income also developed favourably: Net fee and commission income increased by 14.4 per cent over the previous year to EUR 1.7 billion (2005: EUR 1.5 billion). Net trading income was EUR 348 million, up by 31.6 per cent over the previous year (2005: EUR 264 million). At EUR 4.8 billion, total revenues increased by 11.6 per cent (2005: EUR 4.3 billion).

Operating expenses remained more or less unchanged and saw a marginal increase of 3.8% to EUR 2.8 billion (2005: EUR 2.7 billion). Operating profit was EUR 2 billion, an increase of 25% over 2005 (2005: EUR 1.6 billion).

Net writedowns of loans and provisions for guarantees and commitments increased by 38.4 per cent to EUR 679 million (2005: EUR 491 million). As mentioned above, the increase primarily resulted from improved methodologies used for measuring default risk in connection with preparations for Basel II.

Net income from investments was EUR 2.3 billion (2005: EUR 305 million). This includes capital gains on the sale of subsidiaries already mentioned.

BA-CA's profit before tax reached EUR 3.3 billion, an increase of 151 per cent over the previous year (2005: EUR 1.3 billion). Profit after tax and minority interests was EUR 3 billion, an increase of 213 per cent over the previous year (2005: EUR 964 million).

Adjusted for the previously mentioned one-off effects, profit before tax increased by 21 per cent to EUR 1.5 billion (2005 also adjusted: EUR 1.3 billion). The adjusted profit after tax and minority interests rose by 22 per cent to EUR 1.1 billion (2005 also adjusted: EUR 914 million).

The following key financial data have been calculated on the basis of these results:

- Adjusted earnings per share were EUR 7.61 (2005: 6.22). Including the one-off effects, earnings per share rose to EUR 20.56 (2005: EUR 6.56).
- Despite a further increase in equity, the adjusted ROE after tax increased to 15.8 per cent (2005: 13.5 per cent). Including the one-off effects, the ROE after tax rose to 39.5 per cent

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria
Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

(2005: 14.3 per cent).

- The cost/income ratio improved significantly to 57.9 per cent (2005: 62.3 per cent).
- The risk/earnings ratio deteriorated to 25.3 per cent due to one-off effects relating to credit risk. Adjusted for one-off effects, it was 14.9 per cent (2005: 19.2 per cent / adjusted 16.3 per cent).

The results of BA-CA's divisions

In the third quarter of 2006, BA-CA adapted its business segments in line with the structure of UniCredit Group. BA-CA now reports its results in five divisions: Retail, Private Banking & Asset Management, Corporates, and Markets & Investment Banking as well as Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

The main changes compared with the previous year: The Private Banking & Asset Management Division (PB&AM) has been added to the divisions transacting business with customers in Austria. PB&AM comprises business with high net worth individuals, who are served by Schoellerbank and BANK*PRIVAT*. Business with large corporates and with institutional real estate customers is now managed in the Corporates Division. The division serves corporate customers whose turnover exceeds EUR 3 million or which regularly use international services and corporate finance products. Small businesses, i.e. small corporate customers whose turnover is less than EUR 3 million, are now served by the Retail Division.

The operating profit generated by the **Retail** Division increased from EUR 107 million to EUR 305 million. This is primarily due to the reduction in operating expenses but also to new business. BA-CA was very successful in securities business. The strong placement power in mutual funds, especially in capital-guaranteed products, is reflected in net fee and commission income. Net interest income remained relatively stable. After deduction of net writedowns of loans and provisions for guarantees and commitments the Retail Division recorded a loss before tax of EUR 119 million (2005: a loss before tax of EUR 283 million). This result is due to three factors: the previously mentioned improvements in credit risk management standards; the difficult environment in business with the small business sub-segment, which is now part of the Retail Division; and finally the transfer of business with high net worth individuals to the new Private Banking & Asset Management Division. BA-CA expects the Retail Division to be restored to profitability in 2007. Measures were already implemented in 2005 and 2006 to achieve this goal. These measures included the bundling of back-office and settlement activities in BA-CA Administration Services in particular. The division's cost/income ratio was 76.2 per cent (2005: 91.5 per cent).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

The new **Private Banking & Asset Management** Division achieved an operating profit of EUR 66 million, an increase of 36 per cent over the previous year (2005: EUR 48 million). The increase was due to improved results of the two private banks BANK*PRIVAT* and Schoellerbank as well as to the sales successes of Pioneer Investments Austria (PIA) with capital guarantee funds, where the group is the clear market leader in Austria. "FokusInvest", a further innovative investment management product, was launched in 2007. It enables standardised investment management from an amount of EUR 15,000. Profit before tax of the Private Banking & Asset Management Division was EUR 63 million, almost matching the previous year's level (2005: EUR 64 million). The slight decline is almost entirely due to the sale of Schoellerbank's shares in Investkredit. Adjusted for this effect in 2005, profit before tax would have increased by 12 per cent. ROE before tax was 36.5 per cent (2005: 40.8 per cent). The cost/income ratio was 61.6 per cent (2005: 65.3 per cent).

The **Corporates** Division recorded operating profit in the amount of EUR 623 million, 9 per cent higher than in the previous year (2005: EUR 573 million). All customer segments and products contributed to this growth. Particular mention should be made of leasing operations, real estate financing and especially the good results from M&A activities. Profit before tax was EUR 507 million (2005: EUR 642 million). The decrease of 21 per cent is primarily due to two factors: the one-off effect of the sale of shares in Investkredit in 2005 and adjustment of the provisioning charge in 2006. Adjusted for one-off effects, profit before tax increased by 8 per cent from EUR 534 million to EUR 575 million. ROE before tax, adjusted for the one-off effects, was 23.3 per cent (2005: 27.5 per cent; adjusted figure for 2005: 22.9 per cent). The cost/income ratio was 41.2 per cent (2005: 43.0 per cent).

In 2007, BA-CA aims to make the advantages resulting from cooperation in UniCredit Group work even better for customers. Corporate customers can now use the entire network of UniCredit Group with some 7,000 offices in 20 countries. This network advantage is to be turned into a business advantage. Especially companies operating internationally can benefit from products in the areas of trade finance, cash management, leasing, corporate finance or M&A.

The **Markets & Investment Banking** Division (MIB), which accounted for 12 per cent of the bank's profits, increased its operating profit by 34 per cent to EUR 235 million (2005: EUR 175 million). Trading activities in all product areas and customer business contributed to this success. Special mention should be made of the expansion of interest-rate and equity derivatives business, the structuring of several retail funds and CA IB's successful partnering of companies throughout the IPO process. Profit before tax was EUR 207 million after EUR 206 million in 2005. Adjusted for provisions for integration costs, profit before tax rose by 12 per cent to EUR 237 million. ROE before tax, on an adjusted basis, was 76.2 per cent (2005: 62.7 per cent). The cost/income ratio amounted to 41.6 per cent (2005: 36.2 per cent).

UniCredit Group's Markets & Investment Banking Division now operates under the global name "UniCredit Markets & Investment Banking", thus clearly communicating the advantages of the business combination with the Group to the market: UniCredit Group is one of the five largest providers of investment banking services in Europe.
In 2007, BA-CA's capital market activities will be combined in a wholly-owned subsidiary. This move will create a powerful unit for capital market activities, which will act in line with market requirements and customer needs.

The **CEE** Division accounted for 40 per cent of BA-CA's profits. Its operating profit increased by 10 per cent to EUR 808 million (2005: EUR 733 million), although the results of Splitska banka and Bank BPH contributed to the 2006 profit and loss account for only part of the year. Profit before tax was EUR 655 million (2005: EUR 741 million). This decrease is primarily due to a positive one-off effect from Banca Tiriac in 2005. The profit before tax adjusted for one-off effects grew by 7 per cent to EUR 680 million. ROE before tax, adjusted for the one-off effect, was 18.7% (2005: 18.3%). The cost/income ratio remained stable at 53.2 per cent (2005: 53.0 per cent).

In 2007, BA-CA will assume the holding company function for CEE subsidiaries of UniCredit Group. At the beginning of 2007, the shareholdings in all CEE banks of UniCredit and HVB with the exception of Poland and Ukraine were transferred to BA-CA. The mergers between these new banking subsidiaries with the existing BA-CA subsidiaries will be completed in 2007 in five countries. These integration projects will create the largest banks in Bulgaria and Bosnia and Herzegovina. The Group's position in Romania, Slovakia and the Czech Republic will be significantly strengthened. In Croatia, BA-CA assumes responsibility for Zagrebačka banka, the country's largest bank. Particular mention should be made of the new banking subsidiaries in Russia and Turkey – both large markets with considerable growth potential.

With total assets of about EUR 6.6 billion, International Moscow Bank (IMB) is currently the ninth-largest bank in Russia. IMB has about 2,000 employees and operates 47 branches. The bank plans to increase this branch network to about 100 branches in the medium term. The bank was included in the BA-CA's group of consolidated companies as from 1 January 2007.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

In Turkey, BA-CA has acquired 50 per cent of Koç Finansal Hizmetler A.Ş., Turkey and thus of Yapi Kredi. Yapi Kredi emerged at the beginning of October 2006 from the merger between Yapi ve Kredi Bankasi A.S. and Koçbank A.S. Yapi Kredi Bankasi A.S. was established in 1944 as Turkey's first privately owned nationwide bank. Measured by its total assets of around EUR 29 billion, Yapi Kredi is currently the country's fourth-largest bank with 650 branches and about 16,000 employees.

As a result of the business combination, UniCredit Group operates the largest international banking network in Central and Eastern Europe comprising over 3,000 branches. More than 60,000 employees serve about 24 million customers.

There is still substantial growth potential in Central and Eastern Europe. Annual growth in the loan market is 33 per cent; in Russia, 46 per cent. BA-CA's economists estimate GDP growth in the region to have been 6 per cent in 2006. Financial intermediation, i.e. total assets in the banking sector as a percentage of GDP, suggests that enormous potential is available for the catching-up process: while the figure for the euro area is 246 per cent, in Central and Eastern Europe it is only 78 per cent.

BA-CA's **Corporate Center** recorded profit before tax of EUR 2.0 billion (2005: a loss before tax of EUR 68 million). This is due to the capital gains mentioned above.

Balance sheet

As at December 31, 2007, BA-CA's total assets were EUR 154.3 billion (31 December 2005: EUR 158.9 billion), 2.9% lower than at year-end 2005, due mainly to the sale of Splitska banka and Bank BPH. The group of consolidated companies of BA-CA will change considerably in 2007, as the CEE subsidiaries of UniCredit in Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey as well as the HypoVereinsbank subsidiaries in Russia and the three Baltic states have been transferred to BA-CA.

On the assets side of the balance sheet, financial assets held for trading fell by 5.8 per cent to EUR 16.7 billion (2005: EUR 17.7 billion). At EUR 32.5 billion, loans and receivables with banks were 13.5 per cent higher than in the previous year (2005: EUR 28.7 billion). Loans and receivables with customers were down by 3.7 per cent to EUR 80.1 billion (2005: EUR 83.2 billion).

Liabilities and equity developed as follows: deposits from banks rose by 9.1 per cent to EUR 48.3 billion (2005: EUR 44.3 billion). Deposits from customers fell by 11.3 per cent to EUR 55.0 billion

(2005: EUR 62.0 billion). Debt certificates including bonds were down by 5.7 per cent to EUR 25.4 billion (2005: EUR 26.9 billion). Equity (including minority interests) increased by 34.8 per cent to EUR 10.1 billion (2005: EUR 7.5 billion). BA-CA thus has the strongest capital base of all banks in Austria.

At 31 December 2006, the number of employees in the BA-CA Group was 21,087, down by 10,705 from the end of the previous year (31 December 2005: 31,792 employees). This significant decline is due to the sale of Bank BPH and Splitska banka. Following the transfer of the CEE banking subsidiaries, the number of employees will rise to about 50,000.

Outlook for 2007

In the current business year, BA-CA's group of consolidated companies will change as a result of the bank's integration in UniCredit Group. The region of Central and Eastern Europe will gain in importance as a result of the new perimeter and size. Operations in Russia and Turkey – two markets with large potential – have been transferred to BA-CA and will have a positive influence on profits.

On the basis of stable economic and business growth, BA-CA expects visible improvements in results from Austrian customer business. The bank expects the Retail Division to return to profitability.

As a result of the transfers, BA-CA's total assets will increase to about EUR 180 billion and the number of employees will rise from about 30,000 to about 50,000. BA-CA's CEO Erich Hampel: "BA-CA will emerge even stronger from the combination."

Income statement of the Bank Austria Creditanstalt Group

for the year ended 31 December 2006

	(Notes)	2006	2005	CHANGE	
		€ M	€ M	IN € M	IN %
Net interest		2,456	2,291	165	7.2
Dividend income		130	183	−54	−29.2
Income from investments in companies valued at equity		96	86	10	11.4
Net interest income	(5)	**2,681**	**2,560**	**121**	**4.7**
Net fee and commission income	(6)	1,667	1,457	210	14.4
Net trading income	(7)	348	264	84	31.6
Net other operating income/expenses	(8)	66	−16	82	>100
TOTAL REVENUES		**4,762**	**4,266**	**496**	**11.6**
Staff expenses		−1,606	−1,519	−88	5.8
Other administrative expenses		−903	−865	−38	4.4
Amortisation, depreciation and impairment losses on intangible and tangible assets		−248	−273	25	−9.3
OPERATING EXPENSES	(9)	**−2,757**	**−2,656**	**−101**	**3.8**
OPERATING PROFIT		**2,005**	**1,610**	**395**	**24.6**
Provisions for risks and charges	(10)	−111	−11	−101	>100
Goodwill impairment		−8	−4	−4	97.4
Net writedowns of loans and provisions for guarantees and commitments	(11)	−679	−491	−188	38.4
Net income from investments	(12)	2,313	305	2,009	>100
Integration costs	(13)	−248	−108	−140	>100
PROFIT BEFORE TAX		**3,272**	**1,301**	**1,971**	**151.4**
Income tax	(14)	−140	−226	86	−38.2
NET PROFIT		**3,132**	**1,075**	**2,057**	**191.3**
Minority interests		−111	−111	–	−0.4
CONSOLIDATED PROFIT		**3,022**	**964**	**2,058**	**213.4**

Key figures

		2006	2005
Earnings per share (in €, basic and diluted)	(15)	20.56	6.56
ROE before tax (in %)		39.6%	17.9%
ROE after tax (in %)		39.5%	14.3%
Cost/income ratio (in %)		57.9%	62.3%
Risk/earnings ratio (in %)		25.3%	19.2%

Key figures excluding one-off effects*)

	2006
Earnings per share (in €, basic and diluted)	7.61
ROE before tax (in %)	19.7%
ROE after tax (in %)	15.8%

*) The key figures in this presentation have been adjusted for capital gains and restructuring provisions including their tax effects and for the one-off effects mentioned in the credit risk report.

Balance sheet of the Bank Austria Creditanstalt Group

at 31 December 2006

Assets

	(Notes)	31 DEC. 2006 € M	31 DEC. 2005 € M	CHANGE IN € M	CHANGE IN %
Cash and cash balances	(17)	1,584	1,261	322	25.6%
Financial assets held for trading	(18)	16,676	17,700	−1,024	−5.8%
Financial assets at fair value through profit and loss	(19)	487	1,963	−1,477	−75.2%
Available-for-sale financial assets	(20)	9,697	7,694	2,002	26.0%
Held-to-maturity investments	(21)	5,772	6,847	−1,075	−15.7%
Loans and receivables with banks	(22)	32,486	28,621	3,865	13.5%
Loans and receivables with customers	(23)	80,104	83,198	−3,094	−3.7%
Investments in associates and joint ventures		1,890	1,783	107	6.0%
Property, plant and equipment	(24)	1,373	1,311	62	4.7%
Intangible assets	(25)	1,052	1,358	−306	−22.5%
Tax assets	(26)	998	1,010	−12	−1.2%
Non-current assets and disposal groups classified as held for sale	(27)	15	3,221	−3,206	−99.5%
Other assets	(28)	2,123	2,911	−788	−27.1%
TOTAL ASSETS		**154,255**	**158,879**	**−4,624**	**−2.9%**

Liabilities and equity

	(Notes)	31 DEC. 2006 € M	31 DEC. 2005 € M	CHANGE IN € M	CHANGE IN %
Deposits from banks	(29)	48,309	44,279	4,030	9.1%
Deposits from customers	(30)	54,969	61,952	−6,982	−11.3%
Debt certificates including bonds	(31)	25,347	26,885	−1,537	−5.7%
Financial liabilities held for trading	(32)	5,264	6,850	−1,586	−23.2%
Financial liabilities at fair value through profit and loss	(33)	1,731	1,129	602	53.3%
Tax liabilities	(34)	587	603	−17	−2.7%
Liabilities included in disposal groups classified as held for sale		–	1,884		
Other liabilities	(35)	3,394	3,780	−386	−10.2%
Provisions	(36)	4,513	3,996	517	12.9%
Equity	(37)	10,140	7,520	2,620	34.8%
of which: minority interests		*213*	*650*	*−436*	*−67.2%*
TOTAL LIABILITIES AND EQUITY		**154,255**	**158,879**	**−4,624**	**−2.9%**

Segment reporting 1–12 2005 / 1–12 2006

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1–12 2006**	**768**	**14**	**653**	**1,048**	**124**	**73**	**2,681**
	1–12 2005	**772**	**14**	**663**	**932**	**150**	**30**	**2,560**
Net fee and commission income	1–12 2006	535	124	374	588	70	–25	1,667
	1–12 2005	479	123	303	519	40	–7	1,457
Net trading income	1–12 2006	–1	1	–	106	201	42	348
	1–12 2005	3	2	–1	132	118	10	264
Net other operating income/expenses	1–12 2006	–19	31	32	–17	6	33	66
	1–12 2005	–	–1	41	–23	–33	–	–16
Net non-interest income	**1–12 2006**	**514**	**156**	**406**	**677**	**277**	**50**	**2,081**
	1–12 2005	**482**	**125**	**343**	**628**	**125**	**3**	**1,706**
TOTAL REVENUES	**1–12 2006**	**1,283**	**171**	**1,059**	**1,725**	**402**	**123**	**4,762**
	1–12 2005	**1,254**	**138**	**1,006**	**1,560**	**274**	**33**	**4,266**
OPERATING EXPENSES	**1–12 2006**	**–978**	**–105**	**–436**	**–917**	**–167**	**–154**	**–2,757**
	1–12 2005	**–1,147**	**–90**	**–432**	**–828**	**–99**	**–61**	**–2,658**
OPERATING PROFIT	**1–12 2006**	**305**	**66**	**623**	**808**	**235**	**–31**	**2,005**
	1–12 2005	**107**	**48**	**573**	**733**	**175**	**–27**	**1,608**
Provisions for risks and charges	1–12 2006	–6	–1	1	–6	–6	–94	–111
	1–12 2005	7	1	–3	5	1	–21	–9
Goodwill impairment	1–12 2006	–8	–	–	–	–	–	–8
	1–12 2005	–4	–	–	–	–	–	–4
Net writedowns of loans and provisions for	1–12 2006	–414	1	–124	–141	1	–2	–679
guarantees and commitments	1–12 2005	–302	2	–86	–116	10	2	–491
Net income from investments	1–12 2006	6	–1	7	5	7	2,289	2,313
	1–12 2005	–1	15	158	126	19	–13	305
Integration costs	1–12 2006	–1	–1	–	–12	–31	–203	–248
	1–12 2005	–90	–2	–	–7	–	–9	–108
PROFIT BEFORE TAX	**1–12 2006**	**–119**	**63**	**507**	**655**	**207**	**1,960**	**3,272**
	1–12 2005	**–283**	**64**	**642**	**741**	**206**	**–68**	**1,301**
Income tax	1–12 2006	34	–12	–115	–134	–46	132	–140
	1–12 2005	68	–15	–165	–127	–36	49	–226
NET PROFIT FOR THE PERIOD	**1–12 2006**	**–85**	**51**	**393**	**520**	**161**	**2,092**	**3,132**
	1–12 2005	**–215**	**49**	**477**	**614**	**170**	**–19**	**1,075**
Risk-weighted assets	1–12 2006	16,564	441	31,768	24,720	3,266	3,014	79,773
(average, Austrian Banking Act)	1–12 2005	16,280	502	30,873	21,556	4,689	3,288	77,189
Equity allocated (average)	1–12 2006	1,184	172	2,469	3,639	311	481	8,257
	1–12 2005	1,170	156	2,336	3,471	328	–172	7,290
Return on equity before tax in %	*1–12 2006*	*–10.1*	*36.5*	*20.5*	*18.0*	*66.4*	*n.m.*	*39.6*
	1–12 2005	*–24.2*	*40.8*	*27.5*	*21.3*	*62.7*	*n.m.*	*17.9*
Return on equity after tax	*1–12 2006*	*–7.2*	*29.8*	*15.9*	*14.3*	*51.7*	*n.m.*	*37.9*
before deduction of minority interests in %	*1–12 2005*	*–18.4*	*31.1*	*20.4*	*17.7*	*51.8*	*n.m.*	*14.8*
Cost/income ratio in %	*1–12 2006*	*76.2*	*61.6*	*41.2*	*53.2*	*41.6*	*n.m.*	*57.9*
	1–12 2005	*91.5*	*65.3*	*43.0*	*53.0*	*36.2*	*n.m.*	*62.3*
Risk/earnings ratio in %	*1–12 2006*	*53.9*	*n.m.*	*18.9*	*13.4*	*n.m.*	*n.m.*	*25.3*
	1–12 2005	*39.1*	*n.m.*	*13.0*	*12.4*	*n.m.*	*n.m.*	*19.2*

*) not meaningful

IR Release

19.03.2007

UniCredit Group concludes the reorganisation of Central Eastern European banking business: BA-CA is the competence centre for banking activities in CEE

- **CEE Division of UniCredit Group comprises more than 3,000 branches**
- **Hampel: "The new CEE network broadens from Bludenz to Novosibirsk"**

UniCredit Group has, with the closing of the CEE transfers to BA-CA, completed the reorganisation of its Central Eastern European banking business. BA-CA is now the CEE competence centre within UniCredit Group for banking activities, acquiring the banking shareholdings in Bulgaria, Croatia, the Czech Republic, Estonia, Latvia (with branches in Estonia and Lithuania) Romania, Russia, Slovakia and Turkey.

In terms of total assets the business volume (as per 30 September 2006) of BA-CA in CEE increases from around EUR 40 billion to EUR around 70 billion. UniCredit Group's CEE Division, which is being run by BA-CA, is now responsible for a market of more than 300 million inhabitants, meaning BA-CA's radius of action has tripled.

"Our clients are the clear winners of this integration. Our new network stretches from Bosporus in the Baltic States and from Bludenz to Novosibirsk", said Erich Hampel, Board Chairman of BA-CA and Head of the CEE Division of UniCredit Group.

BA-CA took over six banking shareholdings and related activities (CEE Business Unit) of UniCredit with approximately 1,100 branches in Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey. Following the registration of BA-CA's capital increase (occurred on 17 March 2006), UniCredit has today received 55 million newly issued shares of BA-CA in exchange for the contributed CEE Business Unit. As a result, UniCredit Group has completed the reorganisation of its CEE banking activities and BA-CA is now the hub for such activities within the UniCredit Group. The UniCredit's shareholding in BA-CA increased from 94.98% to 96.35% of the registered capital.

The banking shareholdings transferred include:

- 50.00% of Koç Finansal Hizmetler A.S. in Turkey,
- 81.91% of Zagrebacka banka D.D. in Croatia,
- 86.13% of Bulbank A.D. in Bulgaria,
- 100.00% of Živnostenska banka, a.s. in Czech Republic,
- 97.11% of UniBanka a.s. in Slovakia, and
- 99.95% of UniCredit Romania S.A. in Romania.

In the months before BA-CA already acquired over the International Moscow Bank (IMB) in Russia from HypoVereinsbank and its operations in the Baltics.
In all these transactions BA-CA was advised by Citigroup.

Growth potential still high in Central Eastern Europe
Central and Eastern Europe still basks in huge growth potential: the credit market grew 33 percent last year, with Russia recording a figure of 46 percent. Fast expansion in lending came on the back of strong economic performance with GDP increasing on average by 6% in the whole region. The level of intermediation as illustrated by total assets relative to GDP also indicates the massive ground that has to be made up: totalling 246 percent in the euro area this figure is a mere 78 percent in Central and Eastern Europe.

IR-Release

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 19 March 2007

UniCredit Group concludes the reorganisation of Central Eastern European banking business: BA-CA is the competence centre for banking activities in CEE

- **CEE Division of UniCredit Group comprises more than 3,000 branches**
- **Hampel: "The new CEE network broadens from Bludenz to Novosibirsk"**

UniCredit Group has, with the closing of the CEE transfers to BA-CA, completed the reorganisation of its Central Eastern European banking business. BA-CA is now the CEE competence centre within UniCredit Group for banking activities, acquiring the banking shareholdings in Bulgaria, Croatia, the Czech Republic, Estonia, Latvia (with branches in Estonia and Lithuania) Romania, Russia, Slovakia and Turkey.

In terms of total assets the business volume (as per 30 September 2006) of BA-CA in CEE increases from around EUR 40 billion to EUR around 70 billion. UniCredit Group's CEE Division, which is being run by BA-CA, is now responsible for a market of more than 300 million inhabitants, meaning BA-CA's radius of action has tripled.

"Our clients are the clear winners of this integration. Our new network stretches from Bosporus in the Baltic States and from Bludenz to Novosibirsk", said Erich Hampel, Board Chairman of BA-CA and Head of the CEE Division of UniCredit Group.

BA-CA took over six banking shareholdings and related activities (CEE Business Unit) of UniCredit with approximately 1,100 branches in Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey. Following the registration of BA-CA's capital increase (occurred on 16 March 2006), UniCredit has today received 55 million newly issued shares of BA-CA in exchange for the contributed CEE Business Unit. As a result, UniCredit Group has completed the reorganisation of its CEE banking activities and BA-CA is now the hub for such activities within the UniCredit Group. The UniCredit's shareholding in BA-CA increased from 94.98% to 96.35% of the registered capital.

The banking shareholdings transferred include:

- 50.00% of Koç Finansal Hizmetler A.S. in Turkey,
- 81.91% of Zagrebačka banka D.D. in Croatia,
- 86.13% of Bulbank A.D. in Bulgaria,
- 100.00% of Živnostenska banka, a.s. in Czech Republic,
- 97.11% of UniBanka a.s. in Slovakia, and
- 99.95% of UniCredit Romania S.A. in Romania.

In the months before BA-CA already acquired over the International Moscow Bank (IMB) in Russia from HypoVereinsbank and its operations in the Baltics.
In all these transactions BA-CA was advised by Citigroup.

Growth potential still high in Central Eastern Europe
Central and Eastern Europe still basks in huge growth potential: the credit market grew 33 percent last year, with Russia recording a figure of 46 percent. Fast expansion in lending came on the back of strong economic performance with GDP increasing on average by 6% in the whole region. The level of intermediation as illustrated by total assets relative to GDP also indicates the massive ground that has to be made up: totalling 246 percent in the euro area this figure is a mere 78 percent in Central and Eastern Europe.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt

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IR Release

25.01.2007

BA-CA's Supervisory Board has decided on provisions

The Supervisory Board of Bank Austria Creditanstalt (BA-CA) approved a restructuring plan regarding infrastructure investment, reorganisation and restructuring measures in the Retail Division, the Corporate Division, in Markets and Investment Banking, Global Banking Services, Support Services and Risk Management. This plan has an impact on the results of fourth quarter of 2006 with estimated provisions for EUR 225 million. Results for the 2006 financial year will be published on 21 March 2007.

IR Release

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 11 January 2007

BA-CA completes the acquisition from HVB of the Russian bank IMB

- **Acquisition of the majority stake of one of the Russian top-banks closed today**

HVB has sold its interest of 70.26 per cent in International Moscow Bank (IMB) to BA-CA in cash for a price totalling € approx. 1 billion. BA-CA has recently acquired also the 19.77 per cent interest in IMB held by VTB Bank France. Following the acquisition of the shareholdings held by VTB France and HVB, BA-CA holds now 90.03 per cent of IMB's total share capital, which corresponds to 95.19 per cent of IMB's voting capital. Besides BA-CA, the only other remaining shareholder is the European Bank for Reconstruction and Development (EBRD).

At present IMB is the ninth-largest bank in Russia, with total assets of US$ 7.7 billion (as at 30 September 2006). The bank currently employs some 1,800 staff and operates 45 branches, although IMB expects to significantly expand its distribution network in the medium term. IMB will be fully consolidated within BA-CA as of 1 January 2007.

IR Release

09.01.2006

BA-CA to acquire Russian IMB

- **BA-CA will also receive operating units in Estonia, Latvia and Lithuania**
- **HVB passes a resolution on the transfer of BA-CA shares to UniCredit**

Bank Austria Creditanstalt (BA-CA) will take over the majority interest in International Moscow Bank (IMB). With total assets of about US$ 7.7 billion, IMB is the ninth-largest Russian bank. Today the Management Board of HVB has stated that the actions brought by minority shareholders to contest the transaction do not contradict the transaction, and thus the last Group-internal condition for the closing has been met. The Management Board of HVB has today also passed a resolution to transfer the operating units in Estonia, Latvia and Lithuania. As announced previously, a resolution was passed to transfer to UniCredit the BA-CA shares held by HVB.

IR Release download (PDF, 120 KB)

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 9 January 2007

BA-CA to acquire Russian IMB

- **BA-CA will also receive operating units in Estonia, Latvia and Lithuania**
- **HVB passes a resolution on the transfer of BA-CA shares to UniCredit**

Bank Austria Creditanstalt (BA-CA) will take over the majority interest in International Moscow Bank (IMB). With total assets of about US$ 7.7 billion, IMB is the ninth-largest Russian bank. Today the Management Board of HVB has stated that the actions brought by minority shareholders to contest the transaction do not contradict the transaction, and thus the last Group-internal condition for the closing has been met. The Management Board of HVB has today also passed a resolution to transfer the operating units in Estonia, Latvia and Lithuania. As announced previously, a resolution was passed to transfer to UniCredit the BA-CA shares held by HVB.

The International Moscow Bank transaction:
Subject to approval by the local supervisory authorities, HVB will sell its interest of 70.26 per cent in International Moscow Bank (IMB) plus options on another 4.81 per cent in IMB to BA-CA in cash for a price totalling € 1,015 million. A few days ago, BA-CA took over the 19.77 per cent interest in IMB held by VTB Bank France. Following the acquisition of the shareholdings held by VTB France and HVB, BA-CA will hold 90.03 per cent of IMB's total share capital, which corresponds to 95.19 per cent of IMB's voting capital.

About IMB
International Moscow Bank was established in October 1989; it was the first international bank in Russia, with registration number 1. Creditanstalt was one of IMB's founders. Originally specializing in corporate banking, IMB has started to expand its activities to include retail banking. The bank has achieved strong growth over the past few years: in 2005, measured by total assets, the Russian banking market as a whole grew by 33 per cent while IMB's total assets increased by 53 per cent. At present IMB is the ninth-largest bank in Russia, with total assets of US$ 7.7 billion (as at 30 September 2006). The bank currently employs some 1,800

staff and operates 45 branches, although IMB expects to significantly expand its distribution network in the medium term.

About Russia

With some 143 million inhabitants, Russia is the largest market in Central and Eastern Europe. In the years 2001 to 2005, Russia achieved real cumulative GDP growth of almost 35 per cent, making it one of the most dynamic markets worldwide. Russia's GDP is expected to grow by an average 6 per cent annually in the coming years.

The transaction comprising HVB operating units in Estonia, Latvia and Lithuania:

HVB will sell its 100 per cent interest in HVB Bank Latvia to BA-CA for a price of € 35 million in cash plus the capital increase of about € 40 million at HVB Bank Latvia subscribed by HVB in August 2006. The assets and liabilities of HVB's branches in Estonia and Lithuania will be sold to HVB Bank Latvia for a price of one and nine million euros, respectively, plus the difference between the book value of the assets transferred and the liabilities assumed.

As a result, BA-CA will be represented in the three Baltic countries with a total of four operating units located in Tallinn, Riga and Vilnius, where about 150 employees serve some 1,000 corporate customers.

The transaction comprising the sale of BA-CA shares to UniCredit:

HVB will sell to UniCredit its 77.53 per cent interest in BA-CA against payment of € 109.81 per share, corresponding to a purchase price totalling about € 12.5 billion in cash. At present UniCredit holds a direct interest of 17.45 per cent in BA-CA. Following completion of the transaction, UniCredit will hold about 95 per cent of BA-CA's share capital. 7.4 million shares or five per cent are free float.

Prerequisites for implementation were the issue of official authorizations and a resolution of the Management Board in each case based on a legal opinion of an external consultant confirming that the underlying resolutions at the Meeting of Shareholders on October 25, 2006 contain no error which would prevent implementation of the agreements. Today the Management Board decided on the basis of a legal opinion from the attorneys Gleiss Lutz and with regard to the valuation on the basis of a supplementary opinion from PwC on the execution.

At the Extraordinary Meeting of Shareholders on October 25, 2006, HVB submitted the agreements for the transfer of BA-CA to UniCredit, the subsidiaries IMB and HVB Bank Latvia to BA-CA and the assets and liabilities of HVB branch offices in Estonia and Lithuania to HVB Bank Latvia for approval. The Meeting of Shareholders approved the agreements with over 99.4% of the votes cast. Shareholders have instituted legal proceedings against these resolutions; 43 statements of claim have been served.

The sale of BA-CA to UniCredit and the sale of HVB Bank Latvia to BA-CA have already been officially authorized. The official authorizations for implementation of the other sales have not yet been received. They are expected in the near future.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt

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Press Release

26.03.2007

BA-CA squeeze-out: Cash consideration set at EUR 129.4 per share

Today, UniCredito Italiano S.p.A. (UniCredit) and the Management Board of Bank Austria Creditanstalt AG (BA-CA) fixed the cash compensation to be paid for the planned squeeze-out at an amount of EUR 129.4 per share.

The squeeze-out compensation has been determined on the basis of an opinion of value prepared by the Vienna-based auditor "Deloitte Valuation Services GmbH".

A report on the adequacy of the determined cash compensation is expected to be issued by "TPA Horwath Wirtschaftsprüfung GmbH", the independent auditor appointed by the competent commercial court of Vienna, by the end of this week.

The squeeze-out offer applies to 3.65 per cent of BA-CA's share capital or 7.4 million (7,374.016) shares held by in free float. This corresponds to a total cash compensation of about EUR 950 million.

In total, there are 202 million BA-CA shares (202,031,740). UniCredit holds 96.4 per cent of the shares. The BA-CA shareholders' meeting at which the resolution to approve the squeeze-out is expected to be adopted.is scheduled for 3 May 2007.

Enquiries: Bank Austria Creditanstalt Press Relations
Peter N. Thier, tel.: +43 (0) 5 05 05 52371, peter.thier@ba-ca.com

Press Release

22.03.2007

Results for the 2006 financial year: BA-CA increases operating performance significantly

- **BA-CA is on the right path: profit before tax adjusted for one-off effects increased by 21 per cent to EUR 1.5 billion**
- **One-off effects totalled EUR 1.8 billion**
- **Realignment of UniCredit Group completed: CEE banks transferred to BA-CA**
- **CEE business segment again made the largest contribution to overall results**
- **Cost/income ratio improves further to 57.9 per cent**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, increased its adjusted profit before tax by 21 per cent to EUR 1.5 billion. In total its profit before tax increased to EUR 3.3 billion (2005: EUR 1.3 billion). The major portion of the increase, EUR 1.8 billion, resulted from one-off effects such as the sale of the Polish Bank BPH and the Croatian Splitska banka.

BA-CA CEO Erich Hampel: "I am satisfied with the results. They show that we have worked well. Even without one-off effects the results improved considerably. Business in Central and Eastern Europe has again developed well. We have made visible progress in business in Austria, even if work still lies ahead. I see high growth potential for 2007, particularly due to the new subsidiaries in Central and Eastern Europe and to our enlarged perimeter."

Realignment of UniCredit Group complete: banks in CEE transferred to BA-CA
UniCredit Group recently completed the realignment of its CEE business with the transfer to BA-CA of the banking subsidiaries in Central and Eastern Europe. BA-CA has assumed responsibility in the Group for Central and Eastern Europe (excluding Poland and Ukraine) and thus for additional units in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Latvia (with branches in Estonia and Lithuania), Romania, Russia, Slovakia and Turkey.

On this basis, BA-CA's business volume in CEE, measured by total assets, will grow from about EUR 40 billion to about EUR 78 billion. The number of customers will increase from 5.5 million to about 18 million, the number of employees will rise from about 19,000 to 39,000 and the number of branches will increase from 1,100 to almost 1,800. Overall, including Austria, BA-CA will have about 50,000 employees in about 2,200 branches. UniCredit Group's CEE Division, managed by BA-CA, is responsible for a market of over 300 million inhabitants and BA-CA's perimeter in this region triples.

This effect is not reflected in the 2006 financial statements as the transactions were carried out in 2007.

One-off effects total EUR 1.8 billion
BA-CA's net income from investments includes a capital gain of about EUR 1.6 billion on the sale of its shares in the Polish Bank BPH to UniCredit.

In the second quarter of 2006, BA-CA's net income from investments included a capital gain of EUR 684 million on the sale of the Croatian Splitska banka, which was effected to comply with merger control requirements.

A capital gain of EUR 38 million was realised on the sale of subsidiaries of Capital Invest in Hungary and Croatia to Pioneer Investments.

These positive one-off effects in the total amount of EUR 2.3 billion are to be seen alongside the following provisions:

Provisions in the amount of EUR 231 million were made in the item "Integration costs" for integration measures, reorganisation and restructuring in customer business in Austria and in the Markets & Investment Banking Division.

On the basis of improved methodologies used for measuring default risk in connection with preparations for Basel II, additional provisions in the amount of EUR 278 million were made in the Retail Division; of this total amount, provisions of EUR 79 million were made in the third quarter of 2006.

On balance, one-off effects were about EUR 1.8 billion.

Dividend: EUR 4 per share
At the Annual General Meeting the Management Board of BA-CA will propose raising the dividend from EUR 2.50 to EUR 4 per share in line with the favourable development of the bank's results.

Items in the income statement
BA-CA's net interest income was EUR 2.7 billion, an increase of 4.7 per cent over the previous year (2005: EUR 2.6 billion). Net fee and commission income and net trading income also developed favourably: Net fee and commission income increased by 14.4 per cent over the previous year to EUR 1.7 billion (2005: EUR 1.5 billion). Net trading income was EUR 348 million, up by 31.6 per cent over the previous year (2005: EUR 264 million). At EUR 4.8 billion, total revenues increased by 11.6 per cent (2005: EUR 4.3 billion).

Operating expenses remained more or less unchanged and saw a marginal increase of 3.8% to EUR 2.8 billion (2005: EUR 2.7 billion). Operating profit was EUR 2 billion, an increase of 25% over 2005 (2005: EUR 1.6 billion).

Net writedowns of loans and provisions for guarantees and commitments increased by 38.4 per cent to EUR 679 million (2005: EUR 491 million). As mentioned above, the increase primarily resulted from improved methodologies used for measuring default risk in connection with preparations for Basel II.

Net income from investments was EUR 2.3 billion (2005: EUR 305 million). This includes capital gains on the sale of subsidiaries already mentioned.

BA-CA's profit before tax reached EUR 3.3 billion, an increase of 151 per cent over the previous year (2005: EUR 1.3 billion). Profit after tax and minority interests was EUR 3 billion, an increase of 213 per cent over the previous year (2005: EUR 964 million).

Adjusted for the previously mentioned one-off effects, profit before tax increased by 21 per cent to EUR 1.5 billion (2005 also adjusted: EUR 1.3 billion). The adjusted profit after tax and minority interests rose by 22 per cent to EUR 1.1 billion (2005 also adjusted: EUR 914 million).

The following key financial data have been calculated on the basis of these results:

- Adjusted earnings per share were EUR 7.61 (2005: 6.22). Including the one-off effects, earnings per share rose to EUR 20.56 (2005: EUR 6.56).
- Despite a further increase in equity, the adjusted ROE after tax increased to 15.8 per cent (2005: 13.5 per cent). Including the one-off effects, the ROE after tax rose to 39.5 per cent (2005: 14.3 per cent).
- The cost/income ratio improved significantly to 57.9 per cent (2005: 62.3 per cent).
- The risk/earnings ratio deteriorated to 25.3 per cent due to one-off effects relating to credit risk. Adjusted for one-off effects, it was 14.9 per cent (2005: 19.2 per cent / adjusted 16.3 per cent).

The results of BA-CA's divisions
In the third quarter of 2006, BA-CA adapted its business segments in line with the structure of UniCredit Group. BA-CA now reports its results in five divisions: Retail, Private Banking & Asset Management, Corporates, and Markets & Investment Banking as well as Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

The main changes compared with the previous year: The Private Banking & Asset Management Division (PB&AM) has been added to the divisions transacting business with customers in Austria. PB&AM comprises business with high net worth individuals, who are served by Schoellerbank and BANKPRIVAT. Business with large corporates and with institutional real estate customers is now managed in the Corporates Division. The division serves corporate customers whose turnover exceeds EUR 3 million or which regularly use international services and corporate finance products. Small businesses, i.e. small corporate customers whose turnover is less than EUR 3 million, are now served by the Retail Division.

The operating profit generated by the **Retail** Division increased from EUR 107 million to EUR 305 million. This is primarily due to the reduction in operating expenses but also to new business. BA-CA was very successful in securities business. The strong placement power in mutual funds, especially in capital-guaranteed products, is reflected in net fee and commission income. Net interest income remained relatively stable. After deduction of net writedowns of loans and provisions for guarantees and commitments the Retail Division recorded a loss before tax of EUR 119 million (2005: a loss before tax of EUR 283 million). This result is due to three factors: the previously mentioned improvements in credit risk management standards; the difficult environment in business with the small business sub-segment, which is now part of the Retail Division; and finally the transfer of business with high net worth individuals to the new Private Banking & Asset Management Division. BA-CA expects the Retail Division to be restored to profitability in 2007. Measures were already implemented in 2005 and 2006 to achieve this goal. These measures included the bundling of back-office and settlement activities in BA-CA Administration Services in particular. The division's cost/income ratio was 76.2 per cent (2005: 91.5 per cent).

The new **Private Banking & Asset Management** Division achieved an operating profit of EUR 66 million, an increase of 36 per cent over the previous year (2005: EUR 48 million). The increase was due to improved results of the two private banks BANKPRIVAT and Schoellerbank as well as to the sales successes of Pioneer Investments Austria (PIA) with capital guarantee funds, where the group is the clear market leader in Austria. "FokusInvest", a further innovative investment management product, was launched in 2007. It enables standardised investment management from an amount of EUR 15,000. Profit before tax of the Private Banking & Asset Management Division was EUR 63 million, almost matching the previous year's level (2005: EUR 64 million). The slight decline is almost entirely due to the sale of Schoellerbank's shares in Investkredit. Adjusted for this effect in 2005, profit before tax would have increased by 12 per cent. ROE before tax was 36.5 per cent (2005: 40.8 per cent). The cost/income ratio was 61.6 per cent (2005: 65.3 per cent).

The **Corporates** Division recorded operating profit in the amount of EUR 623 million, 9 per cent higher than in the previous year (2005: EUR 573 million). All customer segments and products contributed to this growth. Particular mention should be made of leasing operations, real estate financing and especially the good results from M&A activities. Profit before tax was EUR 507 million (2005: EUR 642 million). The decrease of 21 per cent is primarily due to two factors: the one-off effect of the sale of shares in Investkredit in 2005 and adjustment of the provisioning charge in 2006. Adjusted for one-off effects, profit before tax increased by 8 per cent from EUR 534 million to EUR 575 million. ROE before tax, adjusted for the one-off effects, was 23.3 per cent (2005: 27.5 per cent; adjusted figure for 2005: 22.9 per cent). The cost/income ratio was 41.2 per cent (2005: 43.0 per cent).

In 2007, BA-CA aims to make the advantages resulting from cooperation in UniCredit Group work even better for customers. Corporate customers can now use the entire network of UniCredit Group with some 7,000 offices in 20 countries. This network advantage is to be turned into a business advantage. Especially companies operating internationally can benefit from products in the areas of trade finance, cash management, leasing, corporate finance or M&A.

The **Markets & Investment Banking** Division (MIB), which accounted for 12 per cent of the bank's profits, increased its operating profit by 34 per cent to EUR 235 million (2005: EUR 175 million). Trading activities in all product areas and customer business contributed to this success. Special mention should be made of the expansion of interest-rate and equity derivatives business, the structuring of several retail funds and CA IB's successful partnering of companies throughout the IPO process. Profit before tax was EUR 207 million after EUR 206 million in 2005. Adjusted for provisions for integration costs, profit before tax rose by 12 per cent to EUR 237 million. ROE before tax, on an adjusted basis, was 76.2 per cent (2005: 62.7 per cent). The cost/income ratio amounted to 41.6 per cent (2005: 36.2 per cent).

UniCredit Group's Markets & Investment Banking Division now operates under the global name "UniCredit Markets & Investment Banking", thus clearly communicating the advantages of the business combination with the Group to the market: UniCredit Group is one of the five largest providers of investment banking services in Europe.

In 2007, BA-CA's capital market activities will be combined in a wholly-owned subsidiary. This move will create a powerful unit for capital market activities, which will act in line with market requirements and customer needs.

The **CEE** Division accounted for 40 per cent of BA-CA's profits. Its operating profit increased by 10 per cent to EUR 808 million (2005: EUR 733 million), although the results of Splitska banka and Bank BPH contributed to the 2006 profit and loss account for only part of the year. Profit before tax was EUR 655 million (2005: EUR 741 million). This decrease is primarily due to a positive one-off effect from Banca Tiriac in 2005. The profit before tax adjusted for one-off effects grew by 7 per cent to EUR 680 million. ROE before tax, adjusted for the one-off effect, was 18.7% (2005: 18.3%). The cost/income ratio remained stable at 53.2 per cent (2005: 53.0 per cent).

In 2007, BA-CA will assume the holding company function for CEE subsidiaries of UniCredit Group. At the beginning of 2007, the shareholdings in all CEE banks of UniCredit and HVB with the exception of Poland and Ukraine were transferred to BA-CA. The mergers between these new banking subsidiaries with the existing BA-CA subsidiaries will be completed in 2007 in five countries. These integration projects will create the largest banks in Bulgaria and Bosnia and Herzegovina. The Group's position in Romania, Slovakia and the Czech Republic will be significantly strengthened. In Croatia, BA-CA assumes responsibility for Zagrebacka banka, the country's largest bank. Particular mention should be made of the new banking subsidiaries in Russia and Turkey – both large markets with considerable growth potential.

With total assets of about EUR 6.6 billion, International Moscow Bank (IMB) is currently the ninth-largest bank in Russia. IMB has about 2.000 employees and operates 47 branches. The bank plans to increase this branch network to about 100 branches in the medium term. The bank was included in the BA-CA's group of consolidated companies as from 1 January 2007.

In Turkey, BA-CA has acquired 50 per cent of Koç Finansal Hizmetler A.S., Turkey and thus of Yapi Kredi. Yapi Kredi emerged at the beginning of October 2006 from the merger between Yapi ve Kredi Bankasi A.S. and Koçbank A.S. Yapi Kredi Bankasi A.S. was established in 1944 as Turkey's first privately owned nationwide bank. Measured by its total assets of around EUR 29 billion, Yapi Kredi is currently the country's fourth-largest bank with 650 branches and about 156000 employees.

As a result of the business combination, UniCredit Group operates the largest international banking network in Central and Eastern Europe comprising over 3,000 branches. More than 60,000 employees serve about 24 million customers.

There is still substantial growth potential in Central and Eastern Europe. Annual growth in the loan market is 33 per cent; in Russia, 46 per cent. BA-CA's economists estimate GDP growth in the region to have been 6 per cent in 2006. Financial intermediation, i.e. total assets in the banking sector as a percentage of GDP, suggests that enormous potential is available for the catching-up process: while the figure for the euro area is 246 per cent, in Central and Eastern Europe it is only 78 per cent.

BA-CA's **Corporate Center** recorded profit before tax of EUR 2.0 billion (2005: a loss before tax of EUR 68 million). This is due to the capital gains mentioned above.

Balance sheet
As at December 31, 2007, BA-CA's total assets were EUR 154.3 billion (31 December 2005: EUR 158.9 billion), 2.9% lower than at year-end 2005, due mainly to the sale of Splitska banka and Bank BPH. The group of consolidated companies of BA-CA will change considerably in 2007, as the CEE subsidiaries of UniCredit in Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey as well as the HypoVereinsbank subsidiaries in Russia and the three Baltic states have been transferred to BA-CA.

On the assets side of the balance sheet, financial assets held for trading fell by 5.8 per cent to EUR 16.7 billion (2005: EUR 17.7 billion). At EUR 32.5 billion, loans and receivables with banks were 13.5 per cent higher than in the previous year (2005: EUR 28.7 billion). Loans and receivables with customers were down by 3.7 per cent to EUR 80.1 billion (2005: EUR 83.2 billion).

Liabilities and equity developed as follows: deposits from banks rose by 9.1 per cent to EUR 48.3 billion (2005: EUR 44.3 billion). Deposits from customers fell by 11.3 per cent to EUR 55.0 billion (2005: EUR 62.0 billion). Debt certificates including bonds were down by 5.7 per cent to EUR 25.4 billion (2005: EUR 26.9 billion). Equity (including minority interests) increased by 34.8 per cent to EUR 10.1 billion (2005: EUR 7.5 billion). BA-CA thus has the strongest capital base of all banks in Austria.

At 31 December 2006, the number of employees in the BA-CA Group was 21,087, down by 10,705 from the end of the previous year (31 December 2005: 31,792 employees). This significant decline is due to the sale of Bank BPH and Splitska banka. Following the transfer of the CEE banking subsidiaries, the number of employees will rise to about 50,000.

Outlook for 2007

In the current business year, BA-CA's group of consolidated companies will change as a result of the bank's integration in UniCredit Group. The region of Central and Eastern Europe will gain in importance as a result of the new perimeter and size. Operations in Russia and Turkey – two markets with large potential – have been transferred to BA-CA and will have a positive influence on profits.

On the basis of stable economic and business growth, BA-CA expects visible improvements in results from Austrian customer business. The bank expects the Retail Division to return to profitability.

As a result of the transfers, BA-CA's total assets will increase to about EUR 180 billion and the number of employees will rise from about 30,000 to about 50,000. BA-CA's CEO Erich Hampel: "BA-CA will emerge even stronger from the combination."

Charts

Enquiries: Bank Austria Creditanstalt Press Relations
Peter N. Thier, tel.: +43 (0)5 05 05 EXT 52371;
E-mail: peter.thier@ba-ca.com

Press Release

20.03.2007

Holiday Euro Spring 2007: Holiday euro worth more overseas, less in neighbouring countries

- **On the whole, unchanged from the previous year**
- **Stronger euro makes overseas destinations cheaper**
- **Inflation makes many European destinations permanently more expensive**

On average, the holiday euro is worth as much abroad in spring 2007 as it was last year. However, the calculations of the Bank Austria Creditanstalt (BA-CA) economists show that there have been a number of changes in the price ratios. "The strong euro is making overseas destinations cheaper this year," says Stefan Bruckbauer from BA-CA summing up the analyses, "however, at the same time, the value of the holiday euro in a number of European holiday destinations is being reduced by inflation rates which are in some cases higher than those in Austria."

The holiday euro will probably be worth noticeably more in Japan, most other Asian countries and in the USA this year. The holiday euro has lost value considerably in Hungary.

Nevertheless, in the most popular holiday destinations for Austrians, the holiday euro is still worth most in Hungary at 147, after Turkey, despite having lost almost 10 percent since March last year due to higher inflation and a slight currency appreciation. In Turkey, the holiday euro is currently worth 164, an increase of 8 percent compared to the previous year. "Once again the devaluation in Turkey was stronger than inflation, increasing the value of the holiday euro," said Bruckbauer.

Croatia remains in third place with regard to the value of the holiday euro in the most important holiday destinations for Austria with 139. This value has not changed since the previous year as the country has the same rate of inflation as Austria. Croatia is followed by the Czech Republic and Slovenia with the holiday euro declining in value somewhat in both countries.

The holiday euro has gained considerably in value in Asia and America, and at 121 the holiday euro is currently worth more in the USA than in Greece or Spain for example. Compared to the previous year, the holiday euro has gained 11 percent in the USA. Japan made the biggest gains in value with 12 percent, although at 98 the holiday euro is still worth less than in Austria. "The holiday euro is continuing to lose value in the two popular southern destinations Spain and Greece in 2007, with the higher inflation rate depressing the value by 1 to 2 percent per year," said Stefan Bruckbauer.

Looking at the development of the holiday euro over a longer period it transpires that the value of the holiday euro has increased substantially in a five-year comparison due to the strength of the euro. Japan is now 50 percent and the USA 40 percent cheaper than five years ago. At the same time, the holiday euro is clearly losing value in the popular short-haul destinations due to the prevailing higher rates of inflation in these countries, losing most in Hungary (24 percent) and in Turkey (20 percent). The loss in value has been somewhat smaller, but nevertheless noticeable in Italy (-16 percent), in Spain (-12 percent) and in Greece (-10 percent). "Due to higher inflation, in a number of southern destinations the holiday euro is worth almost as much or less than in Austria, and as these countries have the euro this cannot be offset by depreciation. In contrast, depreciation could quickly make good the loss of value in Turkey or Hungary.

The BA-CA economists point out that these are average figures. Individual regions such as London as the central region can differ. The price level also refers only to the average for goods and services in the individual countries, individual products can differ considerably. Furthermore, the fact that the price level in a number of holiday destinations is much more favourable is mainly due to higher incomes in Austria. If the level of prices in Austria were lower, the income level would also be lower, and in many cases we would not even be able to afford holidays.

Charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. 05 05 05 EXT 41951
E-Mail: stefan.bruckbauer@ba-ca.com

Press Release

20.03.2007

Bank Austria Creditanstalt Job Notice: Stephan Knechtel assumes role of Procurement Director in UniCredit and for Central and Eastern Europe

In addition to his responsibilities as head of procurements at Bank Austria Creditanstalt (BA-CA), Stephan Knechtel, 43, has now also taken over the same duties for UniCredit Italy. He is therefore in charge of "Global Procurement" in Italy, Austria and 14 countries of Central and Eastern Europe (CEE). In other words, with his procurement team he is responsible for purchasing the annual needs of the Group in the form of more than six million office items, around 15,000 PCs and approximately 3,000 tons of paper. The aim of this integrated procurement management is to standardise processes and bundle requirements. Structured procurements can help the Group to reduce costs.

Stephan Knechtel graduated from the Vienna University of Economics and began his unusual career in 1981 as a courier and tour manager in Europe. His purchasing expertise and his skill with numbers landed him jobs in procurement between 1991 and 1998 with Philips and iR3 Video in the Far East. He has been working for BA-CA since 1998 as head of procurement. Stephan Knechtel is married and has one daughter.

Enquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, Tel: +43 (0) 50505 52371
E-mail: peter.thier@ba-ca.com

A printable photograph of Stephan Knechtel can be downloaded from the Internet **here**.
Copies may be made free of charge. Photo by: Gerry Frank for BA-CA

Bank Austria Creditanstalt

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Press Release

RECEIVED
2007 APR 18 A 10: 73
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19.03.2007

UniCredit Group concludes the reorganisation of Central Eastern European banking business: BA-CA is the competence centre for banking activities in CEE

- **CEE Division of UniCredit Group comprises more than 3,000 branches**
- **Hampel: "The new CEE network broadens from Bludenz to Novosibirsk"**

UniCredit Group has, with the closing of the CEE transfers to BA-CA, completed the reorganisation of its Central Eastern European banking business. BA-CA is now the CEE competence centre within UniCredit Group for banking activities, acquiring the banking shareholdings in Bulgaria, Croatia, the Czech Republic, Estonia, Latvia (with branches in Estonia and Lithuania) Romania, Russia, Slovakia and Turkey.

In terms of total assets the business volume (as per 30 September 2006) of BA-CA in CEE increases from around EUR 40 billion to EUR around 70 billion. UniCredit Group's CEE Division, which is being run by BA-CA, is now responsible for a market of more than 300 million inhabitants, meaning BA-CA's radius of action has tripled.

"Our clients are the clear winners of this integration. Our new network stretches from Bosporus in the Baltic States and from Bludenz to Novosibirsk", said Erich Hampel, Board Chairman of BA-CA and Head of the CEE Division of UniCredit Group.

BA-CA took over six banking shareholdings and related activities (CEE Business Unit) of UniCredit with approximately 1,100 branches in Bulgaria, Croatia, Romania, Slovakia, the Czech Republic and Turkey. Following the registration of BA-CA's capital increase (occurred on 16 March 2006), UniCredit has today received 55 million newly issued shares of BA-CA in exchange for the contributed CEE Business Unit. As a result, UniCredit Group has completed the reorganisation of its CEE banking activities and BA-CA is now the hub for such activities within the UniCredit Group. The UniCredit's shareholding in BA-CA increased from 94.98% to 96.35% of the registered capital.
The banking shareholdings transferred include:

- 50.00% of Koç Finansal Hizmetler A.S. in Turkey,
- 81.91% of Zagrebacka banka D.D. in Croatia,
- 86.13% of Bulbank A.D. in Bulgaria,
- 100.00% of Živnostenska banka, a.s. in Czech Republic,
- 97.11% of UniBanka a.s. in Slovakia, and
- 99.95% of UniCredit Romania S.A. in Romania.

In the months before BA-CA already acquired over the International Moscow Bank (IMB) in Russia from HypoVereinsbank and its operations in the Baltics. In all these transactions BA-CA was advised by Citigroup.

Growth potential still high in Central Eastern Europe
Central and Eastern Europe still basks in huge growth potential: the credit market grew 33 percent last year, with Russia recording a figure of 46 percent. Fast expansion in lending came on the back of strong economic performance with GDP increasing on average by 6% in the whole region. The level of intermediation as illustrated by total assets relative to GDP also indicates the massive ground that has to be made up: totalling 246 percent in the euro area this figure is a mere 78 percent in Central and Eastern Europe.

About Unicredit Group
Bank Austria Creditanstalt (BA-CA) is the leading bank in Austria. Within UniCredit Group it is responsible for the banking business in Central and Eastern Europe. The Group collectively operates the largest international banking network in Central and Eastern Europe with over 3,000 business units. More than 60,000 staff serve approximately 24 million customers.

With a market capitalisation of roughly EUR 70 billion UniCredit Group is one of the largest banking groups in Europe. It has operations in 20 countries and employs 142,000 staff who serve 35 million clients. UniCredit Group had total assets of around EUR 822 billion as of 30 September 2006.

Enquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, Tel: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com
Ildiko Füredi-Kolarik, Tel: +43 (0)5 05 05 56102; e-mail: ildiko.fueredi-kolarik@ba-ca.com

Press Release

19.03.2007

Bank Austria Creditanstalt Group Economics Sector Report: Austrian Tourism Industry Shows its Competitive Strength

- **Revenues up by roughly 4 per cent in 2006 in spite of stagnating overnight stays**
- **Disproportionate number of new jobs in the sector**
- **Every tenth visitor spends a health-oriented holiday**

The domestic tourism sector was not able to increase the number of overnight stays in 2006, but still upped its revenue by 4 per cent. Foreign and domestic holidaymakers spent nearly EUR 20 million in Austria last year. These figures were taken from the latest Bank Austria Creditanstalt (BA-CA) Group Economics sector report on Austria's tourism industry. Tourism revenue is even expected to increase by another 4 per cent in the current warm winter season in spite of the lack of snow, with a projected approximate 3 per cent increase in overnight stays. The Austrian tourism industry is again demonstrating its competitive strength.

Demand in the winter season has declined overall as Austrian winter sports resorts are not only competing with places like Switzerland as in the past, but also with exotic destinations such as the Seychelles. "The number of visitors coming to Austria is growing steadily, but the rate of growth is slowing. And the average number of days spent in the country is also falling," says sector analyst Günter Wolf. The record level of 130 million overnight stays registered in 1991 and 1992 remained out of reach, with 119.4 million overnight stays in 2006. In spite of this, tourism revenue has increased handsomely, by an average of 4 per cent per year since 1995.

In addition, a disproportionate number of new jobs has been created in Austria's hotels, inns, restaurants and other dining and lodging establishments. The number of jobs has increased by an average of 1.6 per cent per year over the last ten years, nearly one percentage point faster than in the economy as a whole. This makes for a total of 26,000 new jobs since 1995, 14 per cent of all new jobs created in the country since then. By way of comparison, the entire sector only employs 168,000 people, or 5 per cent of the Austrian workforce.

The Austrian tourism industry has been able to bolster its competitive strength especially by improving the quality of its offers in specific market segments. Some successful examples are health tourism, city and cultural tourism, and also winter tourism. Some 10 per cent of all holidaymakers in Austria already book health-oriented holiday packages, for which they spend considerably more than the "average" visitor. In the mid 1990s, such health holidays were booked by only 4 per cent of all visitors. Günter Wolf from BA-CA: "Health tourism is destined to secure the competitive strength of tourism in high-wage countries over the long term because of the relatively strict quality requirements. This segment also has the best prospects for growth, at least because the steadily increasing number of elderly persons in western countries means that the number of potential customers is increasing as well."

The Austrian tourism industry can expect revenue growth rates of around 4 per cent over the next two years. This growth will primarily be made possible by the good economic outlook in western Europe, whereby the potential slight decline in demand in important markets in 2008 will be counterbalanced by the special effects of the UEFA EURO 2008 football championships. "Over the long term, sustained high growth rates in the number of visitors and in revenue from tourism will become increasingly rare," summarises Günter Wolf, the author of the study. The World Tourism Organisation is projecting that the rate of increase in international visitors to Europe will slow from the 4 per cent average seen over the last two decades to 3 per cent in the next 15 years. The number of foreign visitors to Austria has already grown comparatively slowly in recent years, by 1 to 2 per cent per year. A rate that we will likely continue to see in the future.

Enquiries: Bank Austria Creditanstalt Press Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 52819

E-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

14.03.2007

BA-CA Economic Indicator: 2007 will not surpass 2006

- **BA-CA Economic Indicator still very high**
- **Domestic economic activity guarantee for a solid first quarter**
- **Uncertainty stemming increasingly from industry sentiment abroad**

The economic indicator of Bank Austria Creditanstalt (BA-CA) in February remained at the record level achieved in January of 4.5. "Business sentiment in Austria will guarantee a good first quarter", said Marianne Kager, chief economist at BA-CA.

The continued rise in consumer and business sentiment in Austria has kept the BA-CA economic indicator in a lofty position despite the less positive sentiment in business throughout the euro area. "Domestic demand is increasingly becoming the driving force behind economic activity in Austria", explained Stefan Bruckbauer from the BA-CA Economics Department.

"However, in spite of the daily reports of economic forecasts being revised upwards it is also transpiring that industrial activity worldwide has already peaked for the time being", said Marianne Kager.

2007 will be good, but no further pick-up in pace

Over the last seven years the change in business sentiment in the euro area from September to March has been a very good indicator of how economic activity in the region will progress. "In six of the last seven years the change in business sentiment in the euro area has demonstrated whether growth will ultimately exceed or fall below the autumn forecasts", revealed Bruckbauer. Consumer sentiment and the bond markets managed to achieve this in five of the last seven years, according to the BA-CA economist, while the equities markets were successful in only four of the seven years.

The sentiment indicators for business in the euro area have worsened somewhat in recent months and fallen to roughly the same level as in the autumn of last year. By contrast, they recorded a clear surge in March 2006. Euro area growth then surprising on the upside was equally robust, posting a figure of 2.8 percent in 2006, almost half a percent higher than the EU's autumn forecast. This unerring accuracy of the business sentiment indicator confirms BA-CA's outlook that economic activity has already peaked and a similarly positive surprise in the euro area in 2007 as regards growth is not on the cards. "Following a sound first quarter in Austria we reckon growth will slow somewhat, and at present we see no signs of growth surprising on the upside in 2007 as we witnessed in 2006", said Kager. Domestic economic activity will prove to be robust, but it will be let down by weakening activity abroad.

All in all the BA-CA economists expect a growth rate this year of 2.8 percent. Since all of the other leading indicators in the euro area such as yields, consumer sentiment or the equities markets are still lying just over the figures recorded in the autumn of the previous year, the economic experts at BA-CA believe there is no heightened risk at present of a drastic decline in economic activity in 2008. "Even the equities markets are still obviously assuming that economic activity will remain relatively stable, though we have seen initial warning signs. Despite all of the optimistic forecasts we are currently in the closing stages of an upswing", stated Bruckbauer. Accordingly, the economists at BA-CA believe growth in 2008 will settle at 2.3 percent.

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Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel: +43 (0) 50505 41951
E-Mail: stefan.bruckbauer@ba-ca.com

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Press Release

09.03.2007

UniCredit Markets & Investment Banking solidifies its market image in Austria and CEE

....

- **Uniform image for BA-CA and CA IB's institutional business**
- **CA IB managers vested with global responsibility**

The UniCredit Group Division Markets & Investment Banking has unified its market image at the global level, in order to highlight its size and power as effectively as possible. Bank Austria Creditanstalt (BA-CA) and CA IB's business with institutional customers and investment banking activities will now be pursued under the name "UniCredit Markets & Investment Banking" in Austria and Eastern Europe (CEE) as well.

CA IB, which is responsible for Institutional equities, M&A Advisory and Merchant Banking in Austria and CEE, will harness the vast resource of the Group in its customers' interests. The heads of the CA IB units in 19 locations, including the unrivalled largest network in CEE, will ensure that cooperation with the other divisions of the UniCredit Group is further deepened, in order to provide an even better range of integrated services.

Global management functions
CA IB's top management was also vested with responsibility for new tasks and is now poised to play a central role in enhancing cooperation between the local units:

Klaus Requat and Chris Perrin, Managing Directors of CA IB Corporate Finance Beratungs Ges.m.b.H., are now in charge of the Investment Banking Division of the UniCredit Group in Austria, CEE and the Middle East.

Martin Rauchenwald (Managing Director at CA IB International Markets AG) was appointed as director for the entire scope of the UniCredit Group's equity business, and Fritz Schweiger (also a CA IB Managing Director) is now in charge of global institutional equity sales for the UniCredit Group. Martin Blum was promoted to his new position as chief strategist for EEMEA Economics and Fixed Income/FX for the Markets & Investment Banking Division.

Note to editors: in the future, please cite our analysts and experts from this division as "UniCredit (BA-CA)" or "UniCredit (CA IB)".

Inquiries: Bank Austria Creditanstalt:
Markets & Investment Banking
Veronika Fischer-Rief, Tel. +43 (0)5 05 05 Ext 82833;
E-Mail: veronika.fischer-rief@ba-ca.com

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Press Release

09.03.2007

BA-CA Leasing acquires remaining 50% holding in subsidiary BA-CA Fuhrparkmanagement

....

Bank Austria Creditanstalt Leasing (BA-CA Leasing) has purchased the other half of its subsidiary firm BA-CA Fuhrparkmanagement. To date BA-CA Fuhrparkmanagement was a joint venture between Deutsche Leasing, the leasing company of the German Sparkassen Group, and BA-CA Leasing. Now the company specialised in fleet management and employing 40 members of staff is wholly owned by BA-CA Leasing.

Potential cost cutting of up to 20%
BA-CA Fuhrparkmanagement owns and operates around 5,500 vehicles across Austria. Günther Fischer, managing director of BA-CA Leasing: "Fleet management is a dynamically growing segment of the leasing market. Small companies in particular are discovering that they can make savings of up to 20 percent by means of fleet management. With us, five cars is already a fleet." In addition to purchasing, registering and handing the vehicles over, fleet management also includes cash-free handling of servicing, repairs, tyre changes and filling up with petrol, insurance advice and claim management as well as vehicle administration.

Clients include provincial government of Burgenland
Following an EU-wide tender last year, BA-CA Fuhrparkmanagement won the contract to manage the car fleet of the provincial government in Burgenland. This led to a follow-up contract involving BA-CA Fuhrparkmanagement taking over responsibility for the 120 vehicles of the Burgenland utility Begas. Other clients include amongst others Gebrüder Weiss, Olympus, ÖAG, HTS and MAN Nutzfahrzeuge Vertrieb Süd AG.

New car sales centre
In its new 4,000 square metre car sales centre located in district 21 in Vienna at Richard Neutra Gasse 11, BA-CA Fuhrparkmanagement always has more than 100 returned leasing cars for sale as favourably priced used cars. The current range of cars on offer at the sales centre can also be viewed at http://www.ba-ca-fpm.com.

Enquiries: BA-CA Leasing
Marketing and Communication
Wolfgang Steinmann, Tel. +43 (0)1 588 08 Ext. 4643;
E-mail: wolfgang.steinmann@ba-ca-leasing.com

Press Release

08.03.2007

Bank Austria Creditanstalt Job Notices:
A new Director for the Private Customers segment in Upper Austria

....

Michaela Keplinger-Mitterlehner will hand over to Heinz Martinek on 2 May 2007

A change of management is looming at the top of Bank Austria Creditanstalt (BA-CA) in Upper Austria: with effect from 2 May 2007 Heinz Martinek, 55, will take over the role of Regional Director for Private and Corporate Customers. He will take over from Michaela Keplinger-Mitterlehner, who wishes to take up a new challenge outside the banking group. The Corporate Customers segment in Upper Austria will continue to be run by Alexander Seiler.

Heinz Martinek has worked for the BA-CA Group for just over four decades and has learnt the Private Customers segment from the bottom up. His professional career has already taken this native of Styria to Salzburg and Carinthia. Among other roles, Martinek was also Regional Director for Private Customers in Carinthia and in Styria. In his last post, he was responsible for the central support of all chambers and liberal professions. Martinek plans to continue the course adopted by Keplinger-Mitterlehner: "I shall be taking over an organisation in good heart at BA-CA Upper Austria. We wish to remain a centre of competence on all financial questions for our private customers in future." Heinz Martinek is married and has two adult daughters.

Currently, BA-CA has 19 branches and 4 Corporate Customer Centres in Upper Austria. Some 240 staff look after circa 71,700 private customers and around 4,700 corporate customers. Combined business with private and corporate customers last stood at around EUR 8 billion.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 ext. 52819;
E-Mail: tiemon.kiesenhofer@ba-ca.com

A printable photo of Heinz Martinek is available for you to download here. It may be printed free of charge.

Press Release

28.02.2007

Slovakia is the frontrunner for euro accession in 2009

- **Slovakia could be the next country to introduce the euro after Slovenia**
- **Bulgaria and the Baltic countries could follow in the years 2010 and 2011**

Among Central Eastern European countries (CEE), Slovakia is the frontrunner for euro accession in 2009, after Slovenia adopted the euro at the beginning of 2007. UniCredit Group economists see the continuing budget consolidation and a favourable trend in inflation as signs that the country may meet the Maastricht criteria in 2008.

As the Slovak economy achieved record growth of 9.8 per cent in the third quarter of 2006, annual real growth of GDP averaged 7.8 per cent in 2006 (2005: 6 per cent). UniCredit Group experts think that the favourable economic development will continue in 2007. Primarily driven by the automotive sector and manufacturing of electrical equipment, real GDP will probably grow by 7.5 per cent. "Car manufacturers like VW, Kia or PSA Peugeot Citroën have expanded their production capacity in Slovakia. Companies in the electronics industry like Sony and Samsung have also expanded their production facilities," says Debora Revoltella, UniCredit Group Chief Economist for Central and Eastern Europe.

Moreover, the boom in Slovakia's construction industry, which grew by 14.8 per cent in 2006, is expected to continue in 2007. Besides a further tightening of fiscal policy, Debora Revoltella expects a more moderate trend in inflation in 2007. For the time being, she thinks that there is a 70 per cent probability of Slovakia fulfilling all Maastricht criteria by 2008. Therefore, adoption of the euro as of 1 January 2009 seems likely.

Bulgaria and the Baltic countries in a waiting position
The next candidates for euro accession are Bulgaria and the three Baltic countries Estonia, Lithuania and Latvia. The new EU member Bulgaria is officially planning to introduce the euro in 2010 and we expect it to enter the European exchange-rate mechanism II, the waiting room for the euro, in the first half of 2007. With good fiscal prospects, a functioning and stable currency board and low interest rates, inflation is clearly the most challenging Maastricht criterion for Bulgaria, which might delay the authorities' convergence plans.

As inflation remained too high, the Baltic countries had to postpone the introduction of the euro, originally planned for 2007 in Estonia and Lithuania and for 2008 in Latvia.
Since inflationary pressure will remain at a high level in view of continued strong economic growth, the Baltics will probably be unable to adopt the euro before 2010 or 2011.

"So far, no official target is in place in the Czech Republic, while delays in fiscal consolidation and a limited commitment to fast convergence make 2012 a reasonable assumption. A similar situation is seen in Hungary and Poland, which will realistically adopt the euro only after the year 2012," says Debora Revoltella. Romania could target 2014 for becoming a member of the euro family. While the key data for public finance in Romania meet the Mastricht requirements, there is still a need for convergence with respect to the exchange rate, interest rate and inflation criteria.

For further information on economic developments in CEE countries please see the quarterly analysis.

Enquiries: Bank Austria Creditanstalt International Press Relations
Silvia Stefan, Tel. +43 (0)5 05 05-57126;
e-mail: silvia.stefan@ba-ca.com

Press Release

27.02.2007

BA-CA Purchasing Managers' Index in February: Industry must expand capacities continuously

- **Renewed increase in February - no slump in sight for industrial activity**
- **Growing capacities induce rises in employment, prices and delivery times**
- **Production set to remain above long-term trend for some months to come**

The decline in the BA-CA Purchasing Managers' Index in January was followed in February by another increase. At 57.8 (January: 56, values above 50 indicate growth) the index is again as high as it was in December 2006, and therefore industrial activity is surprising on the upside. "Austrian industry is continuing its outstanding development through the first quarter", according to Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA).

Both the intake of domestic as well as foreign orders picked up pace again in comparison to January. Stefan Bruckbauer from BA-CA on the production levels reported by purchasing managers: "The growth in industrial output in February surpassed the 2006 average. The figures for February were so good that they even beat the previous months, which themselves were very strong on average."

The renewed pick-up recorded in incoming orders in February managed to swell the order books again. The purchasing managers reported some bottlenecks in capacity with suppliers of raw materials, which is reflected in the recent increase in delivery times for raw materials as well. It is also verified by the still powerful increases in prices. "In light of the robust economic activity Austria's manufacturing companies are still facing lengthening delivery times and higher prices", said Kager.

Although the employment index fell in February from 55.1 to 54.6, job numbers in manufacturing are still growing at a relatively sound pace. "The companies are also working at the limits of their capacities, illustrated by the rising employment, rising sales prices and the expanding inventories of materials", according to Bruckbauer. Thus despite the modest ups and downs of the PMI the economists at BA-CA see no signs yet of stagnating industrial activity. Even if industry sentiment does drop slightly over the coming months, production will still remain above its long-term trend for some months to come.

Note: PMI figures above the 50.0 mark indicate growth in the manufacturing sector compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

charts

Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)5 05 05 DW 41951
E-mail: economic.research@ba-ca.com

Press Release

20.02.2007

Bank Austria Creditanstalt Job Notice: Christian Suppanz new CRO of Zagrebacka Banka

Christian Suppanz, 56, has been appointed new Chief Risk Officer of Zagrebacka Banka as of 4 February. In this capacity he will be responsible, among other things, for risk management and risk controlling. Christian Suppanz, who was born in Styria and studied at the Vienna University of Economics and Business Administration, started his career in 1977 at what was then the Länderbank. Since then, he has held a variety of positions at the BA-CA Group. Most recently, he served on the Management Board of HVB Bank Czech Republic and as CEO of the HVB Bank Slovakia. Christian Suppanz is married.

The UniCredit Group is one of the largest Banks in Europe and has 7,000 branches and 35 million customers in 20 core markets. Within the UniCredit Group, BA-CA is responsible for business in Central and Eastern Europe. With 3,000 branches in 17 countries the Group operates the largest banking network in the region. Zagrebacka Banka is the number one bank in Croatia, with total assets of EUR 9.5 billion and 134 branches nationwide.

Enquiries: Bank Austria Creditanstalt Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819;
e-mail: tiemon.kiesenhofer@ba-ca.com

A printable photograph of Christian Suppanz is available for download here. It may be printed free of charge.

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Press Release

14.02.2007

Bank Austria Creditanstalt Job Notice: Gerald Krenn head of Customer Satisfaction Management

....

On 1 November 2006 Gerald Krenn took over as head of the newly created Customer Satisfaction Management unit in the Austrian private customer segment of Bank Austria Creditanstalt (BA-CA). In addition, he will also be responsible for customer satisfaction and quality management of the entire Retail division at the UniCredit Group.

Gerald Krenn joined the BA-CA Group in 1988 and has had a "classic" sales career. After serving as the market manager for Vienna-Floridsdorf, he was most recently responsible for communication, change management and training within the framework of a large-scale sales project. Gerald Krenn is married and has two children.

Enquiries: Bank Austria Creditanstalt Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819
e-mail: tiemon.kiesenhofer@ba-ca.com

A printable photograph of Gerald Krenn is available for download here. It may be printed free of charge.

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Press Release

13.02.2007

Bank Austria Creditanstalt job notice: Regina Prehofer's employment contract renewed for three years

The Supervisory Board of Bank Austria Creditanstalt (BA-CA) has renewed the employment contract of Regina Prehofer, the Management Board member responsible for corporate banking at BA-CA, for three years until 2010. Mrs Prehofer has been with BA-CA for 20 years; she has been a member of the bank's Management Board since 2003.

Regina Prehofer holds doctor's degrees from the University of Vienna (law) and from Vienna's University of Economics and Business Administration. Born in Timelkam, Upper Austria, she started her career at Oesterreichische Kontrollbank (OeKB). She joined Bank Austria Creditanstalt in 1987 and has been a member of the Management Board of Austria's largest bank since 2003. In May 2006, Regina Prehofer assumed responsibility for BA-CA's Corporate Division. Additionally, she is responsible for the entire leasing business of UniCredit Group.

Enquiries: Bank Austria Creditanstalt Press Relations
Peter N. Thier, tel. +43 (0)5 05 05 52371 ; e-mail: peter.thier@ba-ca.com

A printable photograph of Regina Prehofer is available for downloading here. The photograph may be printed free of charge. Photographer: Stefan Huger for BA-CA

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Creditanstalt

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Press Release

05.02.2007

Bank Austria Creditanstalt Job Notice: Ulrike Frühwirth and Kurt Guwak are the new heads of the Corporates and Retail Human Resources divisions

Ulrike Frühwirth, 48, has been appointed head of the newly created Corporates Human Resources unit at Bank Austria Creditanstalt (BA-CA). Kurt Guwak, 47, is to head the Retail Human Resources & Communication unit, which was set up at the same time.

In this capacity Frühwirth and Guwak will be responsible for human resources management at the two divisions of the bank with the highest payroll levels (approximately 4,700). In addition to personnel management and the implementation of strategic personnel projects, their responsibilities also include recruitment, training and development. Moreover, in the Retail division, internal communications also falls under the remit of the human resources manager.

Ulrike Frühwirth was born in Vienna and worked for the BA-CA Group in process and project management even while studying business administration at the Vienna University of Economics and Business Administration. Since 1998 she has held various positions at the bank in the area of human resources, most recently as the commercial director of the BA-CA Health Centre. Kurt Guwak is also from Vienna. He has worked in human resources since 1977, and in the past has served as head of personnel at ABB and VA TECH. Guwak joined BA-CA in 2005, and was most recently head of the Human Resources Strategy & Policies unit.

Enquiries: Bank Austria Creditanstalt Press Office
Christian Kontny, Tel. +43 (0)5 05 05 EXT 52483
e-mail: Christian.Kontny@ba-ca.com

Press Release

02.02.2007

Full Steam Ahead as Vienna Stock Exchange Enters New Year

....

- **Valuation remains favourable**
- **Current environment favours shares**

The Vienna stock market continues to offer numerous incentives. On the one hand, it is not too expensive, and on the other, the economic environment for ATX companies is looking extremely good. It is therefore quite possible that profit growth will accelerate during the course of the year, as was the case in 2006, says Alfred Reisenberg, chief stock analyst for Austria at CA IB International Markets.

While analysts are currently expecting profit growth of 5.2% in 2007, it is quite possible that growth forecasts will be revised upward once company results for 2006 are announced. By the end of the year, the ATX is expected to climb to 4,820 points.

Top Rating in Valuation Comparison
In fact, the ATX is putting on an excellent performance from any angle. Compared to the ten-year Federal Government Bond, which currently yields a return of approximately 4.1%, the Vienna Stock Exchange offers an earnings yield of approximately 6.9%, a difference of almost 300 basis points. Compared to the MDAX, the European index which is most comparable to the ATX, the ATX trades at a discount. It is only against the DAX and EuroStoxx 50 that the ATX is slightly more expensive, but then these two indices are not expensively priced either.

The positive forecasts of UniCredit Group economists also provide cause for optimism, as they predict an end to the economic slump in the US. GDP is also expected to grow again from the second quarter onward. The biggest danger for global markets is the direction of interest rates. If, contrary to expectations, the FED were to raise interest rates again during 2007, this euphoria could quickly evaporate.

Recommendations
The favourites of the CA IB analysts are **Austrian Airlines, Böhler-Uddeholm, voestalpine, Wienerberger** and **Zumtobel**. Immoeast and Immofinanz have been downgraded to hold, after failing to reach their price objectives.

Enquiries: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Tel.: 050505 Ext. 82833, e-mail: veronika.fischer-rief@ba-ca.com

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Führerscheinantrag

EU-Passbild

Eigenhändige Unterschrift des Dokumenteninhabers/der Dokumenteninhaberin
Bitte erst vor dem Sachbearbeiter/der Sachbearbeiterin und innerhalb des durch Winkel gekennzeichneten Feldes Unterschreiben!!!

Ev. Fahrschulstempel

Daten zur Person

Familienname: KÜNSTLER	Akadem.Grad: vorgestellt:	Akadem. Grad: nachgestellt:
Familiennamen Lt. Geburtskurkunde:	Frühere Familiennamen:	
Vornamen: URSULA		Geschlecht: (M=männlich, W=weiblich W
Geburtsdatum und Geburtsort: 04041967, WIEN	Staatsbürgerschaft: ÖSTERREICH	
Wohnsitz (PLZ, Ort/Straße/Gasse/Platz, Hausnummer, Stiege, Tür): 1220 WIEN, COLERUSGASSE 34/8/DG14		
Bei Zuzug aus dem Ausland Letzter Wohnsitz in:		

Anträge und Erklärungen

Ich erkläre, dass ich bereits 6 Monate in Österreich wohne oder
☐ beabsichtige für mindestens 6 Monate in Österreich zu wohnen

Ich bin/war im Besitz des Führerscheines mit der Führerscheinnummer Serie W Nr. 0675401 ausgestellt von BPDION WIEN am 23. Jan. 1987

Für die Klassen/Unterklassen	AK	AL	A	B	C1	C	D	E	F	G	B+E	C1+E	C+E	D+E
	☐	☐	☐	☒	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐

Befristet bis: Auflage(n):

Ich stelle den Antrag auf Ausstellung eines Führerscheinduplikats wegen

☐ **Verlust/Diebstahl** ☐ **Ungültigkeit meines Führerscheines** ☐ **sonstige Verlängerung**
☐ **Namensänderung** ☐ **C1/C/D Verlängerung** ☐ **sonstiges**

Ich stelle den Antrag auf Austausch meines

☐ Führerscheines gem. KFG 1967 ☐ **ausl. EWR-Führerscheines** ☐ Führerscheines wegen Eintragung Zahlencode 111 (Krafträder bis 125 ccm) gültig nur in Österreich
☐ Führerscheines gem. KFG 1946 ☐ **ausl. Nicht EWR-Führerscheines** ☐ **Heeresführerscheines**

Beantragte Klassen/ Unterklassen	AV	A	B	C1	C	D	B+E	C1+E	C+E	D+E	F
	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐

Ich stelle den Antrag auf Wiedererteilung

☐ aufgrund Fristablauf am
☐ nach Entziehung der Lenkberechtigung
☐ **aufgrund des Verzichtes vom**

☐ **Ich verzichte auf meine Lenkberechtigung** für die Klassen

Ich ersuche um Zustellung des Führerscheines an:
☐ Behörde ☐ Express
☒ Wohnadresse
☐ sonstige Adresse:

Datum .... Unterschrift ....

☒ Bitte Zutreffendes ankreuzen

Nachweise

		Datum und Unterschrift des Beamten
Eingangsstempel	Identitätsnachweis erfolgt durch:	
	Meldenachweis: Meldezettel der Gemeinde mit Hauptwohnsitz seit	
	Zentralnachweis: ☐	
	Strafregister: ☐	
	Erste Hilfe (lebensrettende Maßnahmen):	
	für Duplikats-Führerscheine: ☐ Diebstahls-/Verlustanzeige, vom ☐ Namensänderungsurkunde vom	

Behördliche Verfügungen

Vorläufiger Führerschein	Ausgestellter Führerschein
Seriennummer:	Seriennummer:
Ausstellungsbehörde:	Ausstellungsbehörde:
Ausstellungsdatum:	Ausstellungsdatum:
Eingetragene Zahlencodes:	Eingetragene Zahlencodes:
Übernahmebestätigung Ich bestätige die Übernahme des oben bezeichneten vorläufigen Führerscheines *). Merkblatt Zahlencodes*) .... Datum Unterschrift	**Übernahmebestätigung** Ich bestätige die Übernahme des oben bezeichneten Führerscheines *). Merkblatt Zahlencodes*) .... Datum Unterschrift

*) Bitte Nichtzutreffendes streichen!

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07/2006: ATV–Dreh im Fotostudio Wilke
Wieder einmal ist das Fotostudio Wilke Schauplatz einer TV-Dokumentation geworder
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Foto Wilke
Werdertorgasse 12 • 1010 Wien • Austria
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ÖAMTC
JURISTISCHER SERVICE
MITGLIEDERINFORMATION NR.29

So kommen Sie zu Ihrem neuen Scheckkartenführerschein

Seit 1. März 2006 werden in Österreich EU-Führerscheine im Scheckkartenformat ausgegeben. Die alten rosa Papierführerscheine behalten weiterhin ihre Gültigkeit. Wer dennoch freiwillig auf das Plastikmodell umsteigen möchte, sollte folgendes wissen:

Wohin muss ich mich wenden?

Den Antrag auf Umtausch Ihres alten Führerscheines bringen Sie bei der für Ihren Wohnsitz zuständigen Führerscheinbehörde (Bundespolizeidirektion oder Bezirksverwaltungsbehörde) ein.
Hinweis: Ab 1. Oktober 2006 ist dies – unabhängig vom Wohnsitz - bei jeder Führerscheinbehörde in ganz Österreich möglich.

Was benötige ich für den Umtausch?

- Führerscheinantrag (siehe Seite 2 und 3)
- Lichtbildausweis
- Meldezettel
- alter Führerschein
- ein Passfoto
- 45 Euro Gebühren

Wie muss das Foto aussehen?

Das Foto soll im Format 35 x 45 mm sein. Das Gesicht muss vollständig sichtbar sein (nicht seitlich, nicht durch Kopfbedeckungen teilweise verdeckt), geradeaus blicken und sich in der Mitte des Bildes befinden. Es dürfen keine weiteren Gegenstände auf dem Foto abgebildet sein. Der Hintergrund soll einfärbig hell sein, einen guten Kontrast zum Gesicht und keine Schatten aufweisen.
Nähere Details finden Sie unter www.passbildkriterien.at

Wie geht es weiter?

Den Führerscheinantrag können Sie schon ausgefüllt mitbringen, um Zeit zu sparen. Die Unterschrift sollten Sie aber erst vor den Augen der zuständigen BeamtIn auf das Formular setzen, und zwar unbedingt mit einem schwarzen, nicht zu dünnen Stift.
Dann haben Sie zwei Möglichkeiten:

a) Sie geben Ihren alten Führerschein ab und erhalten im Gegenzug einen vorläufigen Führerschein. Der neue Scheckkartenführerschein wird Ihnen innerhalb der nächsten 5-10 Tage mit der Post zugesandt.
b) Sie behalten vorerst Ihren rosa Führerschein. Den Scheckkartenführerschein können Sie sich nach 5-10 Tagen bei der Behörde gegen Abgabe des alten Führerscheins abholen.

Hinweis: Gegen Mehrkosten von 16 Euro erfolgt eine Expressproduktion bzw. –zustellung.
Auch wenn Sie vielleicht aus nostalgischen Gründen an Ihrem alten rosa Papierführerschein hängen, können Sie ihn leider nicht behalten.

Was gilt es beim vorläufigen Führerschein zu beachten?

Der vorläufige Führerschein gilt nur in Verbindung mit einem amtlichen Lichtbildausweis und ausschließlich innerhalb Österreichs. Er verliert nach Erhalt des neuen Scheckkartenführerscheins, spätestens jedoch nach vier Wochen automatisch seine Gültigkeit und kann nicht verlängert werden.

ÖAMTC-Rechtsdienste - Mag. Ze
März 2006

DIE WICHTIGSTEN RECHTSBEGRIFFE

Die Rechtsform einzelner Gesellschaften richtet sich nach dem jeweils anwendbaren Landesrecht. Das jeweilige Landesrecht weist insbesondere bei Bestimmungen über Gründung, Kapitalausstattung, Organe, Gesellschafter, Haftung u.ä. Besonderheiten auf. Deswegen sind die unten aufgeführten englischen Begriffe nicht mit den deutschen Begriffen identisch sondern lediglich vergleichbar.

Deutsch	Englisch	Attribut	
A			
Abgabenordnung	Fiscal Code, Tax Code	Recht	Gesetze
Ablösung	substitution	Recht	Recht (sonstiges)
Abzugsteuer	withholding tax	Recht	Steuer
AG & Co.KG	limited partnership with public limited company as a general partner, limited partnership with stock corporation as a general partner	Recht	Rechtsform
AG & Co.OHG	general partnership with public limited company as a general partner, general partnership with stock corporation as a general partner	Recht	Rechtsform
Aktiengesellschaft & Co. OHG	general partnership with public limited company as a general partner, general partnership with stock corporation as a general partner	Recht	Rechtsform
Aktiengesellschaft (AG)	stock corporation, public company limited by shares, public limited company	Recht	Rechtsform
Anlage	Annex, Appendix, Schedule	Recht	Recht (sonstiges)
Anstalt des öffentlichen Rechts (AöR)	institution under public law, public law institution	Recht	Rechtsform
anwendbares Recht	applicable law, substantive law	Recht	Recht (sonstiges)
Arbeitsordnung	Employment Regulations	Recht	Gesetze
Artikel 1	Article 1	Recht	Recht (sonstiges)
auf unbestimmte Zeit	for an unspecified period	Recht	Recht (sonstiges)
aufheben	to repeal	Recht	Recht (sonstiges)
aufsichtsrechtlich	regulatory	Recht	Recht (sonstiges)
aufsichtsrechtliche Konsolidierung	consolidation for banking supervisory purposes	Recht	Recht (sonstiges)
aufsichtsrechtliche Tier 1 ratio	core capital ratio	Recht	Recht (sonstiges)
Auftragenehmer	Contractor	Recht	Recht (sonstiges)
Auftraggeber	Customer	Recht	Recht (sonstiges)
Außen-GbR	civil law association which is actively trading; civil law partnership with legal personality	Recht	Rechtsform
B			
Band	Volume	Recht	Recht (sonstiges)
Bankbilanzrichtlinie-Gesetz	Bank Accounting Directives Act	Recht	Gesetze
Bearbeitungsentgelt	processing fee	Recht	Vereinbarung
befreite Vorerbschaft	non-exempt provisional succession	Recht	Erbschaft
befristet	predefined	Recht	Recht (sonstiges)
befristet	temporary	Recht	Recht (sonstiges)
beigefügt	appended	Recht	Recht (sonstiges)
beratend unterstützen	assist in a consultative capacity	Recht	Recht (sonstiges)
Beratervertrag	consultancy contract	Recht	Recht (sonstiges)
Beratungskompetenz	consulting expertise	Recht	Recht (sonstiges)
Beschluss fassen	to adopt a resolution	Recht	Recht (sonstiges)
Betriebsvereinbarung	works agreement	Recht	Recht (sonstiges)
Bevollmächtigter	authorized agent	Recht	Recht (sonstiges)
BGB-Gesellschaft	civil law association, partnership under the German Civil Code	Recht	Rechtsform
Blatt	folio	Recht	Recht (sonstiges)
D			
Datenschutzgesetz	Federal Privacy Act	Recht	Gesetze
Dienstleistungsvertrag	service agreement	Recht	Recht (sonstiges)
E			
eidestattliche Erklärung	sworn deposition	Recht	Recht (sonstiges)
Eigentumsblatt	land register folio	Recht	Recht (sonstiges)
Eigentumsübergang	passing of title	Recht	Recht (sonstiges)
eingetragener Verein (e.V.)	incorporated association, registered association	Recht	Rechtsform
einredefreie Forderung	with set-off or right of retention excluded	Recht	Recht (sonstiges)
Einzelkaufmann	sole proprietor, sole trader	Recht	Rechtsform
Einzelkompetenz	single authority	Recht	Recht (sonstiges)
Entschädigung verlangen	to claim liquidated damages	Recht	Recht (sonstiges)
Erbschaftsplanung	estate planning	Recht	Erbschaft

DIE WICHTIGSTEN RECHTSBEGRIFFE

Die Rechtsform einzelner Gesellschaften richtet sich nach dem jeweils anwendbaren Landesrecht. Das jeweilige Landesrecht weist insbesondere bei Bestimmungen über Gründung, Kapitalausstattung, Organe, Gesellschafter, Haftung u.ä. Besonderheiten auf. Deswegen sind die unten aufgeführten englischen Begriffe nicht mit den deutschen Begriffen identisch sondern lediglich vergleichbar.

Deutsch	Englisch	Attribut	
Erfassungsprotokoll	protocol	Recht	Recht (sonstiges)
Erstschlag	first-use policy	Recht	Recht (sonstiges)
F			
Flur	plot	Recht	Recht (sonstiges)
Flurstück Nr.	Title No.	Recht	Recht (sonstiges)
Freizeichnungsklausel	saving clause	Recht	Recht (sonstiges)
G			
Garantienehmer	beneficiary	Recht	Garantie
Garantieurkunde	letter of guarantee	Recht	Garantie
gegenseitige Bevollmächtigung	mutal power of attorney	Recht	Vollmacht
Gegenstand der Vereinbarung	subject of the agreement	Recht	Recht (sonstiges)
Geheimhaltungsvereinbarung	confidentiality agreement	Recht	Recht (sonstiges)
gemeinnützige Gesellschaft	non-profit organization, not-for-profit organization	Recht	Rechtsform
Generationenvertrag	Pay-as-you-go system	Recht	Recht (sonstiges)
Genosse	member (of a cooperative)	Recht	Rechtsform
Genossenschaft	cooperative, cooperative society	Recht	Rechtsform
Genossenschaft mit beschränkter Nachschusspflicht	cooperative with contingent limited liability: cooperative with limited obligation to make an additional	Recht	Rechtsform
Genossenschaft mit unbeschränkter Nachschusspflicht	cooperative with contingent unlimited liability, cooperative with unlimited obligation to make an additional contribution	Recht	Rechtsform
Gesellschaft bürgerlichen Rechts (GbR)	civil law association, partnership unter the German Civil Code	Recht	Rechtsform
Gesellschaft mit beschränkter Haftung (GmbH)	close corporation, company with limited liablility, private company limited by shares, private limited	Recht	Rechtsform
Gesellschaft mit beschränkter Haftung im Gründung	private limited company in formation, private limited company under incorporation	Recht	Rechtsform
Gesellschaft mit unbeschränkter Haftung	unlimited company	Recht	Rechtsform
Gesellschaftsvertrag	articles of association, company agreement, partnership agreement, shareholders' agreement,	Recht	Rechtsform
Gewährleistung	warranty	Recht	Garantie
Gewährleistungenfrist	warranty	Recht	Garantie
Gewährleistungsgarantie	performance guarantee	Recht	Garantie
Gewerbebetrieb	business enterprise	Recht	Rechtsform
Globalzession	assignment	Recht	Recht (sonstiges)
GmbH & Co. KG	limited partnership with a GmbH as general partner	Recht	Rechtsform
GmbH & Co. OHG	general partnership with a GmbH as general partner	Recht	Rechtsform
Grundbucheintrag	entry in the land register	Recht	Recht (sonstiges)
Grunderwerbsteuer	realty transfer tax	Recht	Steuer
Grundstück in der Gemarkung	plot	Recht	Recht (sonstiges)
Gültigkeit (eines L/Cs)	date of expiry (of an L/C)	Recht	Recht (sonstiges)
H			
Handelsgesellschaft	commercial company, commercial enterprise, trading company	Recht	Rechtsform
Höchststeuersatz	marginal tax rate	Recht	Steuer
Hypothekenbankgesetz	Mortgage Bank Act	Recht	Gesetze
I			
im Sinne des § 1	within the meaning of Section 1	Recht	Recht (sonstiges)
Inanspruchnahme einer Garantie	claim under a guarantee	Recht	Garantie
Innen-GbR	civil law association which is not actively trading; internal partnership	Recht	Rechtsform
J			
juristische Person	legal entity, legal person	Recht	Rechtsform
K			
KAG	investment management company	Recht	Rechtsform
KAGG	Investment Company Act	Recht	Gesetze
KapGes	corporation	Recht	Rechtsform

Kardinal-Faulhaber-Str. 1
80333 München

DIE WICHTIGSTEN RECHTSBEGRIFFE

Die Rechtsform einzelner Gesellschaften richtet sich nach dem jeweils anwendbaren Landesrecht. Das jeweilige Landesrecht weist insbesondere bei Bestimmungen über Gründung, Kapitalausstattung, Organe, Gesellschafter, Haftung u.ä. Besonderheiten auf. Deswegen sind die unten aufgeführten englischen Begriffe nicht mit den deutschen Begriffen identisch sondern lediglich vergleichbar.

Deutsch	Englisch	Attribut	
Kapitalanlagegesellschaft	investment management company	Recht	Rechtsform
Kapitalgesellschaft	corporation	Recht	Rechtsform
KGaA	partnership limited by shares	Recht	Rechtsform
kirchliche Institution	ecclesiastical institution	Recht	Rechtsform
kirchliche Institution	religious institution	Recht	Rechtsform
Kommanditgesellschaft (KG)	limited partnerhsip (LP)	Recht	Rechtsform
Kommanditgesellschaft auf Aktien	partnership limited by shares	Recht	Rechtsform
Kommanditist	limited partner	Recht	Rechtsform
Komplementär	general partner	Recht	Rechtsform
Körperschaft des öffentlichen Rechts (KöR)	corporation under public law, public law corporation	Recht	Rechtsform
L			
latente Steuer	deferred income taxes	Recht	Steuer
Liefergegenstand	item delivered	Recht	Recht (sonstiges)
M			
Mandant	client	Recht	Recht (sonstiges)
Mandator	client	Recht	Recht (sonstiges)
Mitglied (einer Genossenschaft)	member (of a cooperative)	Recht	Rechtsform
N			
natürliche Person	individual, natural person	Recht	Rechtsform
Nebenforderungen	any interest and charges	Recht	Recht (sonstiges)
Nebenvereinbarung	covenant	Recht	Recht (sonstiges)
Negativerklärung	negative pledge	Recht	Recht (sonstiges)
nicht eingetragener Verein (neV)	unincorporated association, unregistered association	Recht	Rechtsform
O			
Offene Handelsgesellschaft	general partnership (GP)	Recht	Rechtsform
OHG	general partnership	Recht	Rechtsform
Ökosteuer	ecology tax	Recht	Steuer
Ort des Schiedsverfahrens	court of arbitration shall be convened in	Recht	Recht (sonstiges)
P			
Paragraph	Article, Section	Recht	Recht (sonstiges)
Partnerschaftsgesellschaft	limited liability partnership under German law, professional partnership	Recht	Rechtsform
periodengerecht	pro rata temporis	Recht	Recht (sonstiges)
Personengesellschaft	partnership	Recht	Rechtsform
persönlich haftender Gesellschafter	general partner	Recht	Rechtsform
Pfandrecht erwerben	to acquire a right of lien	Recht	Recht (sonstiges)
Präambel	recitals	Recht	Recht (sonstiges)
Q			
Quellensteuer	withholding tax	Recht	Steuer
R			
rechtliche Risiken	legal risks	Recht	Recht (sonstiges)
Rentenversicherung	annuity (insurance)	Recht	Versicherung
Rückgarantie	counter-guarantee	Recht	Garantie
Rückhaftung	counter-liability	Recht	Recht (sonstiges)
S			
Satzung (einer AG oder KGaA)	articles of incorporation and bylaws, memorandum and articles of association;articles of association	Recht	Rechtsform
Schätzungsentgelt	estimate fee	Recht	Recht (sonstiges)
Schiedspruch	arbitral award	Recht	Recht (sonstiges)
schriftlich begründen	to substantiate in writing	Recht	Recht (sonstiges)
Sicherheiten	items of security	Recht	Recht (sonstiges)
Sicherungsschein	confirmation that an object is insured	Recht	Versicherung
Solvabilitätsrichtlinie	Solvency Ratio Directive	Recht	Recht (sonstiges)
Staatsanwaltschaft	the prosecution, the prosecutor	Recht	Recht (sonstiges)
Steuerabzugspflicht für Einkünfte	tax withholding obligation for income	Recht	Steuer
Steuerbehandlung	tax treatment	Recht	Steuer
Steuerbehörde	revenue authority	Recht	Steuer
Steuerbelastung	taxation burden	Recht	Steuer

DIE WICHTIGSTEN RECHTSBEGRIFFE

Die Rechtsform einzelner Gesellschaften richtet sich nach dem jeweils anwendbaren Landesrecht. Das jeweilige Landesrecht weist insbesondere bei Bestimmungen über Gründung, Kapitalausstattung, Organe, Gesellschafter, Haftung u.ä. Besonderheiten auf. Deswegen sind die unten aufgeführten englischen Begriffe nicht mit den deutschen Begriffen identisch sondern lediglich vergleichbar.

Deutsch	Englisch	Attribut	
Steuerbescheinigung	tax certification	Recht	Steuer
Steuerersparnis	tax saving	Recht	Steuer
Steuernummer	taxpayer's identification number	Recht	Steuer
steuerschonend	tax-efficient	Recht	Steuer
Steuervergünstigung	tax concessions	Recht	Steuer
Stiftung des öffentlichen Rechts	foundation under public law, public law foundation	Recht	Rechtsform
Stiftung des privaten Rechts	foundation under private law	Recht	Rechtsform
Stiftung des privaten Rechts	private law foundation	Recht	Rechtsform
stiller Gesellschafter	dormant partner, sleeping partner	Recht	Rechtsform
stiller Teilhaber	dormant partner, sleeping partner	Recht	Rechtsform
T			
Treuhänder	trustees	Recht	Recht (sonstiges)
U			
Urkunde	instrument	Recht	Recht (sonstiges)
Ust-Id-Nr	sales tax identification no.	Recht	Steuer
V			
Verein	association	Recht	Rechtsform
Verfügung über die Vermögenswerte	release of the assets	Recht	Erbschaft
Verfügungen vornehmen	to make dispositions	Recht	Recht (sonstiges)
Vertragsdauer	effective period of agreement	Recht	Recht (sonstiges)
Vertragsergänzung	supplement to contract	Recht	Recht (sonstiges)
Vertragsparteien	contracting parties, parties to the agreement	Recht	Recht (sonstiges)
Vertragsunterzeichnung	signing of contract	Recht	Recht (sonstiges)
Vollmacht	power of attorney	Recht	Vollmacht
Vollmachtgeber	principal	Recht	Recht (sonstiges)
Vollmachtnehmer	agent, attorney-in-fact	Recht	Recht (sonstiges)
W			
Werkvertrag	contract for work	Recht	Recht (sonstiges)
Widerrufsbelehrung	revocation instructions	Recht	Recht (sonstiges)
wirtschaftlich Berechtigter	beneficial owner	Recht	Recht (sonstiges)
Z			
Zahlstelle	paying agent	Recht	Recht (sonstiges)
Zinsabschlagsteuer	interest income tax	Recht	Steuer

Die Terminologie wurde mit größter Sorgfalt erstellt. Für die Richtigkeit, Vollständigkeit und Aktualität der Inhalte können wir jedoch keine Gewähr übernehmen.

END